
03029496

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ATCO LTD.

*CURRENT ADDRESS 1400, 909 - 11th Avenue SW
Calgary, Alberta T2R 1N6

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34745 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A	(PROXY)	☐		

OICF/BY: EPS

DATE: 8/21/03

03 AUG 20 7:21

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company





August 1, 2003

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities – Prince Edward Island

Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: ATCO Ltd.

On August 1, 2003, the following material was sent by prepaid mail to registered shareholders of the above-mentioned Corporation:

1. Second Quarter Report for the Six Months ended June 30, 2003

We have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document as Agent for the above-named Corporation in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Ingrid Dunn
Associate Manager
Client Relations
(403) 232-2443

cc: ATCO Ltd.
Attention: Pat Spruin

Corporate Head Office: 1500, 909 - 11th Avenue S.W., Calgary, Alberta, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7532 www.atco.com



FOR THE SIX MONTHS ENDED JUNE 30, 2003

TO THE SHARE OWNERS:

ATCO Ltd. reported earnings for the six months ended June 30, 2003 of $65.7 million ($2.21 per share). Earnings for the same six months in 2002 were $64.9 million ($2.18 per share), excluding the after-tax gain on the sale of the Viking-Kinsella property of $34.6 million ($1.16 per share). 2002 earnings in total were $99.5 million ($3.34 per share).

Earnings in the first six months of 2003 were higher than 2002, excluding the Viking-Kinsella gain, due to stronger operational results in the Utilities, Power Generation, and Technologies Business Groups and ATCO Midstream. These increases were partially offset by weaker operational results in Industrials, ATCO Frontec, the impact of warmer temperatures in ATCO Gas, and higher dividends on Canadian Utilities' equity preferred shares, net of the return earned on invested funds. Temperatures (as measured in degree days) for 2003 were 9.2% colder than normal compared to 17.5% colder than normal for 2002.

Revenues for the six months ended June 30, 2003 were $2,255.1 million compared to $1,614.3 million in 2002 primarily due to the higher cost of natural gas and electricity purchased for customers on a "no margin" basis by ATCO Gas and ATCO Electric, higher prices for electricity sold to the Alberta Power Pool in ATCO Power and higher natural gas prices on gas sales by ATCO Midstream.

Cash flow from operations was $283.8 million for the six months ended June 30, 2003 compared to $253.6 million in 2002. The higher cash flow from operations was due to increased earnings, excluding the Viking-Kinsella gain. In addition, in the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the sale of the Viking-Kinsella property, of which $20.6 million had reduced cash flow from operations.

Earnings for the three months ended June 30, 2003 were $20.1 million compared to $21.8 million in the same period of 2002 due to weaker operational results in Industrials Business Group, ATCO Gas, ATCO Power, ATCO Frontec, the impact of warmer temperature in ATCO Gas, and higher dividends on Canadian Utilities' equity preferred shares, net of the return earned on invested funds. These decreases were partially offset by stronger operational results in ATCO Electric, Alberta Power (2000), ATCO Midstream and ATCO I-Tek. Temperatures for the three months ended June 30, 2003 were 17.8% colder than normal compared to 44.1% colder than normal for 2002.

Revenues for the three months ended June 30, 2003 were $839.9 million compared to $697.2 million in 2002 primarily due to the higher cost of natural gas purchased for customers on a "no margin" basis by ATCO Gas and higher natural gas prices on gas sales by ATCO Midstream.

Cash flow from operations was $110.3 million for the three months ended June 30, 2003 compared to $108.5 million in 2002.

ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about ATCO can be found on its website, www.atco.com.

N.C. Southern
President & Chief Executive Officer

R. D. Southern
Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of ATCO Ltd., (the "Corporation") should be read in conjunction with the Corporation's comparative interim financial statements for the six months ended June 30, 2003, and Management's Discussion and Analysis of Financial Condition and Results of Operations and the comparative financial statements for the year ended December 31, 2002. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 41.2% of the Class A non-voting shares and 70.3% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc., ATCO Noise Management Ltd. and ATCO Resources Ltd., of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published an interim report for the six months ended June 30, 2003, containing its Management's Discussion and Analysis of Financial Condition and Results of Operations. A copy of this document may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

The Corporation's financial statements are consolidated from five principal Business Groups: Utilities, Power Generation, Logistics and Energy Services, Industrials, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Technologies and Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 7 of the comparative interim financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Revenues, earnings attributable to Class I Non-Voting shares ("Class I shares") and Class II Voting shares ("Class II shares"), and earnings and diluted earnings per Class I and Class II share were as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	($ Millions except per share data) (unaudited)			
Revenues	**839.9**	697.2	**2,255.1**	1,614.3
Earnings attributable to Class I and Class II shares (1) (2) (3)	**20.1**	21.8	**65.7**	99.5
Earnings per Class I and Class II share (1) (2) (3)	**0.68**	0.73	**2.21**	3.34
Diluted earnings per Class I and Class II share (1) (2) (3)	**0.67**	0.72	**2.18**	3.29

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(3) The results for the six months ended June 30, 2002, include earnings of $34.6 million (earnings per share of $1.16 and diluted earnings per share of $1.14) on the sale of the Viking-Kinsella natural gas producing property.

Revenues for the three months ended June 30, 2003, increased by $142.7 million to $839.9 million. This increase was primarily due to the higher cost of natural gas purchased for customers on a "no-margin" basis by ATCO Gas and higher natural gas prices on gas sales by ATCO Midstream. Revenues for the six months ended June 30, 2003, increased by $640.8 million to $2,255.1 million. This increase was primarily due to the higher cost of natural gas and electricity purchased for customers on a "no-margin" basis by ATCO Gas and ATCO Electric, higher prices received for electricity sold to the Alberta Power Pool in ATCO Power, and higher natural gas prices on gas sales by ATCO Midstream.

Earnings attributable to Class I and Class II shares for the three months ended June 30, 2003, decreased by $1.7 million ($0.05 per share) to $20.1 million ($0.68 per share). These decreases were primarily due to weaker operational results in the Industrials Business Group, ATCO Gas, ATCO Power and ATCO Frontec, the impact of warmer temperatures in ATCO Gas and higher dividends on Canadian Utilities' equity preferred shares, net of the return earned on invested funds, partially offset by stronger operational results in ATCO Electric, Alberta Power (2000), ATCO Midstream and ATCO I-Tek. Temperatures (as measured in degree days) for the three months ended June 30, 2003, were 17.8% colder than normal, whereas temperatures for the corresponding period in 2002 were 44.1% colder than normal.

Earnings attributable to Class I and Class II shares for the six months ended June 30, 2003, were $65.7 million ($2.21 per share). Earnings for the corresponding period in 2002 were $64.9 million ($2.18 per share), excluding the after-tax gain on the sale of the Viking-Kinsella natural gas producing property (the "Viking property") of $34.6 million ($1.16 per share). 2002 earnings in total were $99.5 million ($3.34 per share). Earnings for the six months ended June 30, 2003, were $0.8 million ($0.03 per share) higher than for the corresponding period in 2002, excluding the impact of the sale of the Viking property. These increases were primarily due to stronger operational results in the Utilities, Power Generation and Technologies Business Groups and in

ATCO Midstream, partially offset by weaker operational results in the Industrials Business Group and in ATCO Frontec, the impact of warmer temperatures in ATCO Gas and higher dividends on Canadian Utilities' equity preferred shares, net of the return earned on invested funds. Temperatures for the six months ended June 30, 2003, were 9.2% colder than normal, whereas temperatures for the corresponding period in 2002 were 17.5% colder than normal.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operating and maintenance expenses, selling and administrative expenses and franchise fee costs) for the three months ended June 30, 2003, increased by $135.2 million to $646.8 million. These increases were largely the result of higher natural gas costs, reflecting higher natural gas prices in 2003. Operating expenses for the six months ended June 30, 2003, increased by $594.1 million to $1,788.9 million. These increases were largely the result of higher natural gas costs, reflecting higher natural gas prices in 2003 and higher purchased power costs.

Depreciation and amortization expenses for the three and six months ended June 30, 2003, increased by $5.8 million to $67.0 million, and by $17.8 million to $141.8 million, respectively. These increases were primarily due to capital additions in 2003 and 2002 and depreciation adjustments associated with the sale of the Viking property in the six months ended June 30, 2002.

Interest expense for the three and six months ended June 30, 2003, increased by $3.8 million to $49.8 million, and by $4.9 million to $99.5 million, respectively. These increases were principally due to higher recourse and non-recourse long term debt, partially offset by lower interest rates associated with higher cost long term debt refinanced in 2002.

In January 2002, the Corporation sold its Viking property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board ("AEUB") decision, $385 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments. The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million before income taxes of $41.8 million and non-controlling interests of $32.1 million. This sale increased earnings for the six months ended June 30, 2002, by $34.6 million, earnings per share by $1.16 and diluted earnings per share by $1.14.

Interest and other income for the three and six months ended June 30, 2003, increased by $4.6 million to $9.6 million, and by $3.3 million to $15.6 million, respectively. These increases were primarily due to higher interest income on higher cash balances.

Income taxes for the three months ended June 30, 2003, decreased by $0.1 million to $34.3 million. This decrease was largely due to lower earnings and lower income tax rates. Income taxes for the six months ended June 30, 2003, excluding the $41.8 million of income taxes on the sale of the Viking property in 2002, increased by $15.8 million to $93.1 million. This increase was largely due to higher earnings and the impact of a 2002 refund to customers of amounts previously recovered from customers for future income taxes related to the Viking property,

partially offset by lower income tax rates. Income taxes for the six months ended June 30, 2002, including the impact of the sale of the Viking property, were $119.1 million.

Segmented revenues for the three and six months ended June 30, 2003, were as follows:

Business Groups	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	($ Millions) (unaudited)			
Utilities	**492.4**	402.8	**1,499.0**	989.0
Power Generation	**152.3**	136.9	**343.8**	286.7
Logistics and Energy Services	**332.6**	213.8	**700.2**	451.1
Industrials	**36.0**	48.5	**67.9**	104.2
Technologies and Other Businesses	**35.1**	25.3	**61.8**	51.3
Corporate	**2.9**	2.8	**5.7**	5.5
Intersegment eliminations	**(211.4)**	(132.9)	**(423.3)**	(273.5)
Total	**839.9**	697.2	**2,255.1**	1,614.3

Segmented earnings attributable to Class I and Class II shares for the three and six months ended June 30, 2003, were as follows:

Business Groups	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	($ Millions) (unaudited)			
Utilities	**6.3**	6.0	**29.0**	62.1
Power Generation	**7.6**	7.7	**21.2**	16.3
Logistics and Energy Services	**7.5**	6.1	**14.9**	14.2
Industrials	**0.9**	2.4	**1.7**	7.6
Technologies and Other Businesses	**3.4**	1.2	**4.9**	2.5
Corporate	**(6.2)**	(2.8)	**(7.4)**	(5.4)
Intersegment eliminations	**0.6**	1.2	**1.4**	2.2
Total	**20.1**	21.8	**65.7**	99.5

Utilities

Revenues from the Utilities Business Group for the three months ended June 30, 2003, increased by $89.6 million to $492.4 million. This increase was primarily the result of higher natural gas supply costs. Revenues for the six months ended June 30, 2003, increased by $510.0 million to $1,499.0 million. This increase was primarily the result of higher natural gas supply and purchased power costs.

Natural gas supply and purchased power costs are recovered in customer rates. As a consequence, changes in natural gas supply and purchased power costs have no effect on the Corporation's earnings. Effective April 1, 2003, all of ATCO Electric's customers are now

billed on a flow-through of market prices for electric energy. The "flow-through" rate is based on the actual spot market price for the energy that customers use during each billing period.

Earnings for the three months ended June 30, 2003, increased by $0.3 million to $6.3 million. This increase was primarily the result of improved operating results in ATCO Electric and higher interim rates approved by the AEUB and customer additions in ATCO Gas, partially offset by weaker operating results and higher operating and maintenance costs in ATCO Gas.

Earnings for the six months ended June 30, 2003, increased by $1.5 million to $29.0 million, excluding the $34.6 million in earnings on the sale of the Viking property in 2002. This increase was primarily the result of improved operating results in ATCO Electric and higher interim rates approved by the AEUB and customer additions in ATCO Gas, partially offset by weaker operating results in ATCO Gas. Earnings for the six months ended June 30, 2002, including the impact of the sale of the Viking property, were $62.1 million.

ATCO Gas commenced in the first quarter the first phase of a major project to relocate natural gas meters currently inside homes to the outside. The target is to move 22,000 meters in 2003 in order to replace aging infrastructure and facilitate efficient meter reading.

Power Generation

Revenues from the Power Generation Business Group for the three and six months ended June 30, 2003, increased by $15.4 million to $152.3 million, and by $57.1 million to $343.8 million, respectively. These increases were primarily due to higher prices received for electricity sold to the Alberta Power Pool, the commencement of commercial operations in the first quarter of 2003 at the new Cory and Muskeg River generating plants and higher capacity and energy charges and improved operating results in Alberta Power (2000). The increase in revenues was partially offset by reduced revenues from TXU Europe for the Barking generating plant in the United Kingdom. Alberta Power Pool prices for the three and six months ended June 30, 2003, averaged $50.88 and $66.45 per megawatt hour, respectively, compared to average prices of $43.90 and $39.82 for the corresponding periods in 2002. Natural gas prices for the three and six months ended June 30, 2003, averaged $6.47 and $7.11 per gigajoule, respectively, compared to average prices of $3.69 and $3.52 for the corresponding periods in 2002.

Earnings for the three months ended June 30, 2003, decreased by $0.1 million to $7.6 million. This decrease was primarily due to higher fuel costs arising from higher natural gas prices in Canada and reduced earnings from TXU Europe for the Barking generating plant in the United Kingdom, partially offset by higher prices received for electricity sold to the Alberta Power Pool and improved operating results in Alberta Power (2000). Earnings for the six months ended June 30, 2003, increased by $4.9 million to $21.2 million. This increase was primarily due to higher prices received for electricity sold to the Alberta Power Pool and improved operating results in Alberta Power (2000), partially offset by higher fuel costs arising from higher natural gas prices and reduced earnings from TXU Europe for the Barking generating plant in the United Kingdom.

Logistics and Energy Services

Revenues from the Logistics and Energy Services Business Group for the three and six months ended June 30, 2003, increased by $118.8 million to $332.6 million, and by $249.1 million to $700.2 million, respectively. These increases were primarily due to higher prices for natural gas purchased for ATCO Midstream's customers and higher natural gas liquids prices.

Earnings for the three and six months ended June 30, 2003, increased by $1.4 million to $7.5 million, and by $0.7 million to $14.9 million, respectively. These increases were primarily due to higher earnings from natural gas liquids operations (ATCO Midstream), partially offset by lower earnings from ATCO Frontec projects and lower earnings from ATCO Midstream's storage operations.

ATCO Pipelines commenced commercial operation on March 31, 2003, to Calgary Energy Centre's facility that generates 250 megawatts of electricity requiring 44 terajoules per day of natural gas. In June 2003, ATCO Pipelines completed construction of a 6.8 kilometre 219 millimetre pipeline to deliver an incremental 50 terajoules per day to the Dow Chemical complex at Fort Saskatchewan, Alberta.

ATCO Frontec was awarded the Area Support Unit London, Ontario Maintenance contract in early 2003. The project includes the operation and maintenance of 23 properties and related Canadian Department of National Defence buildings as well as two rifle ranges. On September 1, 2003, five properties in North Bay and surrounding areas will be added to the initial contract.

Industrials

Revenues from the Industrials Business Group for the three and six months ended June 30, 2003, decreased by $12.5 million to $36.0 million, and by $36.3 million to $67.9 million, respectively, and earnings for the three and six months ended June 30, 2003, decreased by $1.5 million to $0.9 million, and by $5.9 million to $1.7 million, respectively. These decreases were primarily due to decreased business activity in ATCO Structures and in ATCO Noise Management.

During the first quarter, ATCO Structures' European operations completed construction of six major accommodation camps destined for various locations throughout eastern Europe and northern Africa, ATCO Structures' Australian division provided workforce accommodation for workers completing the Cross City Tunnel project in Sydney, Australia and ATCO Structures' Diboll, Texas plant delivered an office complex to the Dominican Republic to be used by the Canadian Broadcasting Corporation for coverage of the 2003 Pan American Games.

During the second quarter, ATCO Structures' Australian division was awarded a contract to manufacture, transport and install office complexes for a LNG project in northern Australia and ATCO Structures' South American operations was awarded a contract to manufacture a camp destined for South Georgia, a small island southeast of the Falkland Islands.

Technologies and Other Businesses

Revenues from technologies and other businesses for the three and six months ended June 30, 2003, increased by $9.8 million to $35.1 million, and by $10.5 million to $61.8 million, respectively. These increases were primarily due to increased business activity and commencement of work for new customers.

Earnings for the three and six months ended June 30, 2003, increased by $2.2 million to $3.4 million, and by $2.4 million to $4.9 million, respectively. These increases were primarily due to increased business activity and commencement of work for new customers.

During the first quarter, ATCO I-Tek successfully passed the new electric enrollment industry-wide test. This means that ATCO Electric is the first electric distribution company in Alberta to have systems in place to provide real time customer energy use to retailers and the Alberta Power Pool.

ATCO I-Tek quickly implemented system changes and made significant adjustments in the call centre and infrastructure during the first quarter to enable ATCO Gas to offer a new six month budget payment option to its customers to assist with higher than normal natural gas prices.

Non-Controlling Interests

The interests of non-controlling share owners for the three months ended June 30, 2003, increased by $4.3 million to $29.4 million. The interests of non-controlling share owners for the six months ended June 30, 2003, increased by $10.7 million to $77.4 million, excluding the $32.1 million of interests of non-controlling share owners on the sale of the Viking property in 2002. These increases were largely due to higher earnings in Canadian Utilities and higher dividends on Canadian Utilities' equity preferred shares. The interests of non-controlling share owners for the six months ended June 30, 2002, including the impact of the sale of the Viking property, were $98.8 million.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary CU Inc.

The regulatory matters disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, remain substantially unchanged, except for the following recent developments.

In December 2002, Direct Energy Marketing Limited ("Direct Energy") agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction is subject to the

satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's Natural Gas and Electricity Legislation that improve the environment for retail competition in the Province. Amendments to the Electric Utilities Act and Gas Utilities Act received Royal Assent in March 2003 and were proclaimed in force in June 2003. In April 2003, ATCO Gas and ATCO Electric filed applications with the AEUB for approval to sell their retail operations to Direct Energy. An AEUB hearing to approve the sale is scheduled to commence August 27, 2003.

In April 2003, the AEUB determined that it would proceed with a generic cost of capital hearing to focus on the possibility of establishing a standardized approach to determine the rate of return on equity and capital structure for all utilities under the jurisdiction of the AEUB. Based on the proposed proceeding schedule, the hearing will commence in November 2003. A decision from the AEUB is not expected until 2004.

In May 2003, the AEUB issued a decision respecting affiliate transactions between ATCO Electric, ATCO Gas and ATCO Pipelines (the "ATCO utilities") and their affiliates. The decision and the resulting Code of Conduct set the framework for ongoing affiliate transactions. The ATCO utilities must be able to demonstrate that an affiliate can provide a service or product at a lower cost than the ATCO utility can, and the pricing from the affiliate must be at fair market value.

Hearings for ATCO Electric's general tariff application for the 2003, 2004 and 2005 test years commenced on April 15, 2003, and were completed in May 2003. A decision is expected in 2003. During the hearings, ATCO Electric withdrew the 2005 test year from its application in light of uncertainty around whether the equity component and return for 2005 will be determined based on the merits of its application or through the generic cost of capital proceeding.

In June 2003, the AEUB issued a decision approving the interim balances as applied for by ATCO Electric of $4.8 million for the 2002 regulated rate option deferral accounts and $16.6 million for the 2003 regulated rate option energy deferral account accumulated for the first 3 months of 2003. The AEUB directed that ATCO Electric collect these interim balances from customers over the period July 1, 2003 to December 31, 2003.

The proceedings for ATCO Gas' general rate application for the 2003 and 2004 test years have been completed. A decision from the AEUB on the matters reviewed is expected in 2003.

In February 2003, the AEUB issued a decision approving the methodology of distributing the proceeds from the sale of the Beaverhill Lake and Fort Saskatchewan natural gas producing properties and, in March 2003, $23 million of the related sales proceeds was refunded to ATCO Gas' North division customers. The sale has no impact on earnings. Also, in March 2003, $2.5 million resulting from the AEUB approval of the final distribution service rates for ATCO Gas' North division for 2002, established in a negotiated settlement, was refunded to ATCO Gas' North division customers.

In January 2003, the AEUB issued a decision approving ATCO Pipelines' negotiated settlement of the 2001/2002 exchange deferred account deficit, which arose from the exchange mechanism utilized to deliver net producer transportation quantities sourced on the ATCO system onto the system owned by NOVA Gas Transmission Ltd. The decision approved mechanisms to collect ATCO Pipelines' South division deficit of approximately $9.2 million over a two year period and ATCO Pipelines' North division deficit of $2.3 million in 2003. The decision also provided for the recovery of carrying costs.

In February 2003, ATCO Pipelines filed a general rate application for the 2003 and 2004 test years. Hearings were completed July 8, 2003. A decision from the AEUB is expected later this year.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three and six months ended June 30, 2003, increased by $1.8 million to $110.3 million, and by $30.2 million to $283.8 million, respectively. These increases were primarily the result of increased earnings before depreciation and amortization, excluding the impact of the sale of the Viking property in 2002. In addition, in the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the sale of the Viking property, of which $20.6 million had reduced cash flow from operations.

Investing for the three months ended June 30, 2003, decreased by $90.6 million to $82.4 million. This decrease was primarily due to lower capital expenditures and higher recovery of non-current deferred electricity costs. Investing for the six months ended June 30, 2003, excluding the $106.9 million sale of the Viking property, decreased by $59.7 million to $217.0 million. This decrease was primarily due to lower capital expenditures, partially offset by changes in non-cash working capital in respect of investing activities. Investing for the six months ended June 30, 2002, including the impact of the sale of the Viking property, was $169.8 million. Capital expenditures for the three and six months ended June 30, 2003, decreased by $70.8 million to $120.3 million, and by $104.6 million to $205.4 million, respectively. These decreases were primarily due to lower investment in power generation projects and in electric and natural gas transmission projects, partially offset by increased investment in regulated natural gas distribution projects.

During the three months ended June 30, 2003, the Corporation issued $1.1 million of long term debt and $23.9 million of non-recourse long term debt and redeemed $36.0 million of notes payable, $8.2 million of long term debt and $4.4 million of non-recourse long term debt, resulting in a net decrease of $23.6 million. During the six months ended June 30, 2003, the

Corporation issued $8.9 million of long term debt and $50.9 million of non-recourse long term debt and redeemed $11.9 million of long term debt and $18.3 million of non-recourse long term debt, resulting in a net increase of $29.6 million.

During the three months ended June 30, 2003, the deferred electricity cost obligation was reduced by $18.8 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period April 1, 2003, to June 30, 2003. During the six months ended June 30, 2003, the deferred electricity cost obligation was reduced by $35.1 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period January 1, 2003, to June 30, 2003. The $15.9 million balance of the deferred electricity cost obligation outstanding at June 30, 2003, will be billed by December 31, 2003.

On April 17, 2003, Canadian Utilities issued 6,000,000 Cumulative Redeemable Second Preferred Shares Series X, having a dividend rate of 6.00%, at a price of $25.00 per share, for aggregate gross proceeds of $150,000,000. The net proceeds of the issue were added to the general funds of Canadian Utilities to be used for general corporate purposes including capital expenditures.

At June 30, 2003, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	**Used**	**Available**
		($ Millions)	
Long term committed	570.0	70.1	499.9
Short term committed	622.7	39.6	583.1
Uncommitted	292.9	41.6	251.3
Total	1,485.6	151.3	1,334.3

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Current and long term future income tax liabilities of $236.1 million at June 30, 2003, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2002, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class I shares. The offer expired on May 26, 2003. Over the life of the offer, 23,000 shares were purchased. On May 27, 2003, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class I shares. The offer will expire on May 26, 2004. From May 27, 2003, to July 22, 2003, 28,000 shares have been purchased.

BUSINESS RISKS

The business risks disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, remain substantially unchanged, except for the following recent developments.

The water levels in the cooling pond used by Alberta Power (2000)'s Battle River generating plant have returned to normal levels. Consequently the plant is now producing electricity according to its Power Purchase Arrangement contractual requirements. Prior to the return to normal water levels, the Corporation made a force majeure claim in respect of short term curtailed plant production which was experienced during the first quarter of 2003.

July 22, 2003

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(Unaudited, Millions of Canadian Dollars except per share data)

		Three Months Ended June 30		Six Months Ended June 30	
	Note	**2003**	2002	**2003**	2002
Revenues		**$839.9**	$697.2	**$2,255.1**	$1,614.3
Costs and expenses					
Natural gas supply		**294.1**	172.1	**1,013.9**	515.9
Purchased power		**41.3**	44.0	**117.7**	93.9
Operation and maintenance		**236.1**	229.7	**501.3**	446.0
Selling and administrative		**45.2**	41.3	**79.5**	81.3
Depreciation and amortization		**67.0**	61.2	**141.8**	124.0
Interest		**38.7**	37.8	**77.2**	77.6
Interest on non-recourse long term debt		**11.1**	8.2	**22.3**	17.0
Franchise fees		**30.1**	24.5	**76.5**	57.7
		763.6	618.8	**2,030.2**	1,413.4
		76.3	78.4	**224.9**	200.9
Gain on sale of Viking-Kinsella property	2	**-**	-	**-**	108.5
Interest and other income		**9.6**	5.0	**15.6**	12.3
Earnings before income taxes and non-controlling interests		**85.9**	83.4	**240.5**	321.7
Income taxes		**34.3**	34.4	**93.1**	119.1
Net earnings		**51.6**	49.0	**147.4**	202.6
Dividends on equity preferred shares		**2.1**	2.1	**4.3**	4.3
Non-controlling interests		**29.4**	25.1	**77.4**	98.8
Earnings attributable to Class I and Class II shares	2	**20.1**	21.8	**65.7**	99.5
Retained earnings at beginning of period		**940.4**	846.8	**904.7**	777.7
		960.5	868.6	**970.4**	877.2
Dividends on Class I and Class II shares		**9.6**	8.7	**19.1**	17.3
Direct charges	3	**2.6**	-	**3.0**	-
Retained earnings at end of period		**$948.3**	$859.9	**$ 948.3**	$ 859.9
Earnings per Class I and Class II share	2, 4	**$ 0.68**	$ 0.73	**$ 2.21**	$ 3.34
Diluted earnings per Class I and Class II share	2, 4	**$ 0.67**	$ 0.72	**$ 2.18**	$ 3.29
Dividends paid per Class I and Class II share		**$ 0.32**	$ 0.29	**$ 0.64**	$ 0.58

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	June 30 2003	June 30 2002	December 31 2002
		(Unaudited)		*(Audited)*
ASSETS				
Current assets				
Cash and short term investments		**$ 622.5**	$ 207.7	$ 488.8
Accounts receivable		**439.3**	350.0	497.7
Inventories		**125.3**	103.3	129.3
Income taxes recoverable		**14.0**	-	21.7
Deferred natural gas costs		**5.7**	11.2	31.2
Deferred electricity costs		**13.5**	52.4	20.7
Prepaid expenses		**38.1**	23.3	27.3
		1,258.4	747.9	1,216.7
Property, plant and equipment		**4,951.1**	4,728.7	4,949.2
Goodwill		**71.2**	71.2	71.2
Security deposits for debt		**23.5**	23.9	26.1
Other assets		**135.1**	139.3	140.1
		$6,439.3	$5,711.0	$6,403.3
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 12.3**	$ 13.9	$ 12.2
Accounts payable and accrued liabilities		**361.6**	363.1	497.3
Income taxes payable		**-**	17.9	-
Future income taxes		**5.8**	1.3	16.6
Notes payable		**-**	5.0	-
Deferred electricity cost obligation		**15.9**	-	51.0
Long term debt due within one year		**2.9**	3.4	3.8
Non-recourse long term debt due within one year		**47.3**	34.1	50.7
		445.8	438.7	631.6
Future income taxes		**230.3**	204.9	235.2
Deferred credits		**84.2**	73.5	77.5
Long term debt		**1,934.3**	1,849.1	1,936.0
Non-recourse long term debt		**964.1**	805.1	956.4
Non-controlling interests	6	**1,547.0**	1,193.5	1,371.8
Equity preferred shares		**150.0**	150.0	150.0
Class I and Class II share owners' equity				
Class I and Class II shares	4	**137.7**	137.4	137.7
Retained earnings		**948.3**	859.9	904.7
Foreign currency translation adjustment		**(2.4)**	(1.1)	2.4
		1,083.6	996.2	1,044.8
		$6,439.3	$5,711.0	$6,403.3

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited, Millions of Canadian Dollars)

	Note	Three Months Ended June 30		Six Months Ended June 30	
		2003	2002	**2003**	2002
Operating activities					
Earnings attributable to Class I and Class II shares		**$ 20.1**	$ 21.8	**$ 65.7**	$ 99.5
Non-cash items included in earnings:					
Depreciation and amortization		**67.0**	61.2	**141.8**	124.0
Future income taxes		**(2.2)**	1.0	**3.7**	(1.4)
Non-controlling interests		**29.4**	25.1	**77.4**	66.7
Gain on sale of Viking-Kinsella property - net of current income taxes and non-controlling interests	2	**-**	-	**-**	(34.6)
Other - net		**(4.0)**	(0.6)	**(4.8)**	(0.6)
Cash flow from operations		**110.3**	108.5	**283.8**	253.6
Changes in non-cash working capital		**45.2**	(224.3)	**(9.6)**	(111.9)
		155.5	(115.8)	**274.2**	141.7
Investing activities					
Purchase of property, plant and equipment		**(120.3)**	(191.1)	**(205.4)**	(310.0)
Sale of Viking-Kinsella property - net of current income taxes	2	**-**	-	**-**	106.9
Proceeds on disposal of other property, plant and equipment		**4.0**	0.3	**12.3**	3.2
Contributions by utility customers for extensions to plant		**9.6**	5.8	**23.7**	14.6
Non-current deferred electricity costs		**19.0**	8.5	**4.9**	17.1
Changes in non-cash working capital		**8.1**	7.2	**(52.1)**	3.3
Other		**(2.8)**	(3.7)	**(0.4)**	(4.9)
		(82.4)	(173.0)	**(217.0)**	(169.8)
Financing activities					
Change in notes payable		**(36.0)**	(4.4)	**-**	0.4
Deferred electricity cost obligation		**(18.8)**	-	**(35.1)**	-
Issue of long term debt		**1.1**	-	**8.9**	5.2
Issue of non-recourse long term debt		**23.9**	30.6	**50.9**	50.3
Repayment of long term debt		**(8.2)**	(9.4)	**(11.9)**	(40.4)
Repayment of non-recourse long term debt		**(4.4)**	(1.5)	**(18.3)**	(23.7)
Issue of equity preferred shares by subsidiary	6	**150.0**	-	**150.0**	-
Issue (purchase) of Class A shares by subsidiary		**(1.2)**	1.0	**(1.5)**	2.8
Issue (purchase) of Class I shares		**(1.4)**	0.7	**(1.7)**	1.6
Dividends paid to Class I and Class II share owners		**(9.6)**	(8.7)	**(19.1)**	(17.3)
Dividends paid to non-controlling interests		**(24.0)**	(19.3)	**(46.6)**	(38.6)
Changes in non-cash working capital		**3.7**	(3.7)	**6.9**	(1.0)
Other		**(0.7)**	(7.8)	**0.4**	(1.4)
		74.4	(22.5)	**82.9**	(62.1)
Foreign currency translation		**(1.9)**	1.8	**(6.5)**	0.6
Cash position[(1)]					
Increase (decrease)		**145.6**	(309.5)	**133.6**	(89.6)
Beginning of period		**464.6**	503.3	**476.6**	283.4
End of period		**$ 610.2**	$ 193.8	**$ 610.2**	$ 193.8

[(1)] Cash position is defined as cash and short term investments less current bank indebtedness,

ATCO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's 2002 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2002.

Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and six months ended June 30, 2003 and June 30, 2002 are not necessarily indicative of operations on an annual basis.

Certain 2002 figures have been reclassified to conform to the current presentation.

2. Gain on sale of Viking-Kinsella property

In 2002, the Corporation sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments.

The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million before income taxes of $41.8 million and non-controlling interests of $32.1 million. This sale increased earnings for the six months ended June 30, 2002 by $34.6 million, earnings per share by $1.16 and diluted earnings per share by $1.14.

3. Direct charges to retained earnings

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Issue costs of equity preferred shares by a subsidiary (after income taxes and non-controlling interests)	**$1.3**	$ -	**$1.3**	$ -
Purchase of Class I shares	**1.3**	-	**1.7**	-
	$2.6	$ -	**$3.0**	$ -

4. Class I and Class II shares

There are 26,267,281 (2002 – 26,294,131) Class I Non-Voting shares and 3,511,601 (2002 – 3,513,101) Class II Voting shares outstanding on June 30, 2003. In addition, there are 1,262,400 options to purchase Class I Non-Voting shares outstanding at June 30, 2003 under the Corporation's stock option plan. Subsequent to June 30, 2003, no stock options were granted; as of July 16, 2003, 4,000 Class I Non-Voting shares have been purchased and there were no changes to shares under option.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Weighted-average shares outstanding	**29,778,882**	29,790,398	**29,806,978**	29,771,634
Effect of dilutive stock options	**388,639**	519,899	**381,274**	487,868
Weighted-average diluted shares outstanding	**30,167,521**	30,310,297	**30,188,252**	30,259,502

5. Stock based compensation

While the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments encourage the adoption of the fair value based method of accounting for stock options, other methods of accounting are permitted. The Corporation has chosen to retain its existing accounting policy, which is permitted by the recommendations, whereby no compensation expense is recognized upon the granting or exercise of stock options.

Had the Corporation adopted the fair value based method of accounting for stock options, earnings for the three and six months ended June 30, 2003 would have been reduced by $0.1 million, but there would have been no effect on earnings per share. For the three and six months ended June 30, 2002, there would have been no effect on reported earnings or earnings per share.

6. Equity preferred shares of subsidiary corporation

On April 17, 2003, the Corporation's subsidiary, Canadian Utilities Limited, issued $150.0 million of Cumulative Redeemable Second Preferred Shares Series X for cash. The dividend rate has been fixed at 6.0%.

7. Segmented information

Six months ended **June 30, 2003** June 30, 2002	Utilities	Power Generation	Logistics & Energy Services	Industrials	Technologies and Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$1,459.6**	**$ 343.8**	**$372.0**	**$ 67.8**	**$11.9**	**$ -**	**$ -**	**$2,255.1**
	$ 947.2	$ 286.7	$270.6	$104.0	$ 5.8	$ -	$ -	$1,614.3
Revenues – intersegment	**39.4**	**-**	**328.2**	**0.1**	**49.9**	**5.7**	**(423.3)**	**-**
	41.8	-	180.5	0.2	45.5	5.5	(273.5)	-
Revenues	**$1,499.0**	**$ 343.8**	**$700.2**	**$ 67.9**	**$61.8**	**$ 5.7**	**$(423.3)**	**$2,255.1**
	$ 989.0	$ 286.7	$451.1	$104.2	$51.3	$ 5.5	$(273.5)	$1,614.3
Earnings attributable to Class I and Class II shares	**$ 29.0**	**$ 21.2**	**$ 14.9**	**$ 1.7**	**$ 4.9**	**$ (7.4)**	**$ 1.4**	**$ 65.7**
	$ 62.1	$ 16.3	$ 14.2	$ 7.6	$ 2.5	$ (5.4)	$ 2.2	$ 99.5
Total assets	**$2,437.5**	**$2,386.5**	**$804.7**	**$134.1**	**$66.8**	**$562.0**	**$ 47.7**	**$6,439.3**
	$2,364.4	$2,234.7	$801.6	$141.0	$59.8	$ 39.5	$ 70.0	$5,711.0
Allocation of goodwill	**$ 35.7**	**$ 23.1**	**$ 12.4**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 71.2**

Three months ended **June 30, 2003** June 30, 2002	Utilities	Power Generation	Logistics & Energy Services	Industrials	Technologies and Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$ 476.8**	**$ 152.3**	**$166.5**	**$ 35.9**	**$ 8.4**	**$ -**	**$ -**	**$ 839.9**
	$ 386.0	$ 136.9	$123.8	$ 48.4	$ 2.1	$ -	$ -	$ 697.2
Revenues – intersegment	**15.6**	**-**	**166.1**	**0.1**	**26.7**	**2.9**	**(211.4)**	**-**
	16.8	-	90.0	0.1	23.2	2.8	(132.9)	-
Revenues	**$ 492.4**	**$ 152.3**	**$332.6**	**$ 36.0**	**$35.1**	**$ 2.9**	**$(211.4)**	**$ 839.9**
	$ 402.8	$ 136.9	$213.8	$ 48.5	$25.3	$ 2.8	$(132.9)	$ 697.2
Earnings attributable to Class I and Class II shares	**$ 6.3**	**$ 7.6**	**$ 7.5**	**$ 0.9**	**$ 3.4**	**$ (6.2)**	**$ 0.6**	**$ 20.1**
	$ 6.0	$ 7.7	$ 6.1	$ 2.4	$ 1.2	$ (2.8)	$ 1.2	$ 21.8

ATCO GROUP

NewsRelease

Corporate Head Office: 1500, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500 Fax: (403) 292-7532

(3)

FOR IMMEDIATE RELEASE

CALGARY, July 24, 2003 – The Board of Directors of ATCO Ltd., today declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2003)	Payment Date (2003)
Class I Non-Voting	ACO.X	0.32	15-Sep	30-Sep
Class II Voting	ACO.Y	0.32	15-Sep	30-Sep
5.75% Series 3	ACO.PR.A	0.359375	08-Aug	01-Sep

ATCO Group is an Alberta based corporation with a worldwide organization of companies and more than 6,000 employees engaged in Power Generation, Utilities, Logistics and Energy Services, Industrials and Technologies. More information about ATCO Ltd. can be found on the website, www.ATCO.com.

Contact: **J.A. Campbell**
Senior Vice President, Finance
And Chief Financial Officer
ATCO Ltd.
(403) 292-7502

ATCO GROUP
News Release

(4)

Corporate Head Office: 1500, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release

July 24, 2003

ATCO Ltd. Reports June 2003 Earnings

CALGARY, Alberta – ATCO Ltd. reported earnings for the six months ended June 30, 2003 of $65.7 million ($2.21 per share). Earnings for the same six months in 2002 were $64.9 million ($2.18 per share), excluding the after-tax gain on the sale of the Viking-Kinsella property of $34.6 million ($1.16 per share). 2002 earnings in total were $99.5 million ($3.34 per share).

Earnings in the first six months of 2003 were higher than 2002, excluding the Viking-Kinsella gain, due to stronger operational results in the Utilities, Power Generation, and Technologies Business Groups and ATCO Midstream. These increases were partially offset by weaker operational results in the Industrials Business Group, ATCO Frontec, the impact of warmer temperatures in ATCO Gas, and higher dividends on Canadian Utilities' equity preferred shares, net of the return earned on invested funds. Temperatures for 2003 were 9.2% colder than normal compared to 17.5% colder than normal for 2002.

Revenues for the six months ended June 30, 2003 were $2,255.1 million compared to $1,614.3 million in 2002 primarily due to the higher cost of natural gas and electricity purchased for customers on a "no margin" basis by ATCO Gas and ATCO Electric, higher prices for electricity sold to the Alberta Power Pool in ATCO Power and higher natural gas prices on gas sales by ATCO Midstream.

Cash flow from operations was $283.8 million for the six months ended June 30, 2003 compared to $253.6 million in 2002. The higher cash flow from operations was due to increased earnings, excluding the Viking-Kinsella gain. In addition, in the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the sale of the Viking-Kinsella property, of which $20.6 million had reduced cash flow from operations.

Earnings for the three months ended June 30, 2003 were $20.1 million compared to $21.8 million in the same period of 2002 due to weaker operational results in the Industrials Business Group, ATCO Gas, ATCO Power, ATCO Frontec, the impact of warmer temperatures in ATCO Gas, and higher dividends on Canadian Utilities' equity preferred shares, net of the return earned on invested funds. These decreases were partially offset by stronger operational results in ATCO Electric, Alberta Power (2000), ATCO Midstream and ATCO I-Tek. Temperatures for the three months ended June 30, 2003 were 17.8% colder than normal compared to 44.1% colder than normal for 2002.

Revenues for the three months ended June 30, 2003 were $839.9 million compared to $697.2 million in 2002 primarily due to the higher cost of natural gas purchased for customers on a "no margin" basis by ATCO Gas and higher natural gas prices on gas sales by ATCO Midstream.

Cash flow from operations was $110.3 million for the three months ended June 30, 2003 compared to $108.5 million in 2002.

ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about ATCO can be found on its website, www.atco.com.

For further information contact:

J.A. (Jim) Campbell
Senior Vice President, Finance
& Chief Financial Officer
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance & Controller
(403) 292-7528

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of ATCO Ltd., (the "Corporation") should be read in conjunction with the Corporation's comparative interim financial statements for the six months ended June 30, 2003, and Management's Discussion and Analysis of Financial Condition and Results of Operations and the comparative financial statements for the year ended December 31, 2002. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 41.2% of the Class A non-voting shares and 70.3% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc., ATCO Noise Management Ltd. and ATCO Resources Ltd., of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published an interim report for the six months ended June 30, 2003, containing its Management's Discussion and Analysis of Financial Condition and Results of Operations. A copy of this document may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

The Corporation's financial statements are consolidated from five principal Business Groups: Utilities, Power Generation, Logistics and Energy Services, Industrials, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Technologies and Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 7 of the comparative interim financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Revenues, earnings attributable to Class I Non-Voting shares ("Class I shares") and Class II Voting shares ("Class II shares"), and earnings and diluted earnings per Class I and Class II share were as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	($ Millions except per share data) (unaudited)			
Revenues	**839.9**	697.2	**2,255.1**	1,614.3
Earnings attributable to Class I and Class II shares (1) (2) (3)	**20.1**	21.8	**65.7**	99.5
Earnings per Class I and Class II share (1) (2) (3)	**0.68**	0.73	**2.21**	3.34
Diluted earnings per Class I and Class II share (1) (2) (3)	**0.67**	0.72	**2.18**	3.29

Notes:

(1) *There were no discontinued operations or extraordinary items during these periods.*

(2) *Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.*

(3) *The results for the six months ended June 30, 2002, include earnings of $34.6 million (earnings per share of $1.16 and diluted earnings per share of $1.14) on the sale of the Viking-Kinsella natural gas producing property.*

Revenues for the three months ended June 30, 2003, increased by $142.7 million to $839.9 million. This increase was primarily due to the higher cost of natural gas purchased for customers on a "no-margin" basis by ATCO Gas and higher natural gas prices on gas sales by ATCO Midstream. Revenues for the six months ended June 30, 2003, increased by $640.8 million to $2,255.1 million. This increase was primarily due to the higher cost of natural gas and electricity purchased for customers on a "no-margin" basis by ATCO Gas and ATCO Electric, higher prices received for electricity sold to the Alberta Power Pool in ATCO Power, and higher natural gas prices on gas sales by ATCO Midstream.

Earnings attributable to Class I and Class II shares for the three months ended June 30, 2003, decreased by $1.7 million ($0.05 per share) to $20.1 million ($0.68 per share). These decreases were primarily due to weaker operational results in the Industrials Business Group, ATCO Gas, ATCO Power and ATCO Frontec, the impact of warmer temperatures in ATCO Gas and higher dividends on Canadian Utilities' equity preferred shares, net of the return earned on invested funds, partially offset by stronger operational results in ATCO Electric, Alberta Power (2000), ATCO Midstream and ATCO I-Tek. Temperatures (as measured in degree days) for the three months ended June 30, 2003, were 17.8% colder than normal, whereas temperatures for the corresponding period in 2002 were 44.1% colder than normal.

Earnings attributable to Class I and Class II shares for the six months ended June 30, 2003, were $65.7 million ($2.21 per share). Earnings for the corresponding period in 2002 were $64.9 million ($2.18 per share), excluding the after-tax gain on the sale of the Viking-Kinsella natural gas producing property (the "Viking property") of $34.6 million ($1.16 per share). 2002 earnings in total were $99.5 million ($3.34 per share). Earnings for the six months ended June 30, 2003, were $0.8 million ($0.03 per share) higher than for the corresponding period in 2002, excluding the impact of the sale of the Viking property. These increases were primarily due to stronger operational results in the Utilities, Power Generation and Technologies Business Groups and in ATCO Midstream, partially offset by weaker operational results in the Industrials Business Group and in ATCO Frontec, the impact of warmer temperatures in ATCO Gas and higher dividends on Canadian Utilities' equity preferred shares, net of the return earned on invested funds. Temperatures for the six months ended June 30, 2003, were 9.2% colder than normal, whereas temperatures for the corresponding period in 2002 were 17.5% colder than normal.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operating and maintenance expenses, selling and administrative expenses and franchise fee costs) for the three months ended June 30, 2003, increased by $135.2 million to $646.8 million. These increases were largely the result of higher natural gas costs, reflecting higher natural gas prices in 2003. Operating expenses for the six months ended June 30, 2003, increased by $594.1 million to $1,788.9 million. These increases were largely the result of higher natural gas costs, reflecting higher natural gas prices in 2003 and higher purchased power costs.

Depreciation and amortization expenses for the three and six months ended June 30, 2003, increased by $5.8 million to $67.0 million, and by $17.8 million to $141.8 million, respectively. These increases were primarily due to capital additions in 2003 and 2002 and depreciation adjustments associated with the sale of the Viking property in the six months ended June 30, 2002.

Interest expense for the three and six months ended June 30, 2003, increased by $3.8 million to $49.8 million, and by $4.9 million to $99.5 million, respectively. These increases were principally due to higher recourse and non-recourse long term debt, partially offset by lower interest rates associated with higher cost long term debt refinanced in 2002.

In January 2002, the Corporation sold its Viking property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board ("AEUB") decision, $385 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments. The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million before income taxes of $41.8 million and non-controlling interests of $32.1 million. This sale increased earnings for the six months ended June 30, 2002, by $34.6 million, earnings per share by $1.16 and diluted earnings per share by $1.14.

Interest and other income for the three and six months ended June 30, 2003, increased by $4.6 million to $9.6 million, and by $3.3 million to $15.6 million, respectively. These increases were primarily due to higher interest income on higher cash balances.

Income taxes for the three months ended June 30, 2003, decreased by $0.1 million to $34.3 million. This decrease was largely due to lower earnings and lower income tax rates. Income taxes for the six months ended June 30, 2003, excluding the $41.8 million of income taxes on the sale of the Viking property in 2002, increased by $15.8 million to $93.1 million. This increase was largely due to higher earnings and the impact of a 2002 refund to customers of amounts previously recovered from customers for future income taxes related to the Viking property, partially offset by lower income tax rates. Income taxes for the six months ended June 30, 2002, including the impact of the sale of the Viking property, were $119.1 million.

Segmented revenues for the three and six months ended June 30, 2003, were as follows:

Business Groups	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
	($ Millions) (unaudited)			
Utilities	**492.4**	402.8	**1,499.0**	989.0
Power Generation	**152.3**	136.9	**343.8**	286.7
Logistics and Energy Services	**332.6**	213.8	**700.2**	451.1

Technologies and Other Businesses	**35.1**	25.3	**61.8**	51.3
Corporate	**2.9**	2.8	**5.7**	5.5
Intersegment eliminations	**(211.4)**	(132.9)	**(423.3)**	(273.5)
Total	**839.9**	697.2	**2,255.1**	1,614.3

Segmented earnings attributable to Class I and Class II shares for the three and six months ended June 30, 2003, were as follows:

Business Groups	**Three Months Ended June 30**		**Six Months Ended June 30**	
	2003	2002	**2003**	2002
	($ Millions) (unaudited)			
Utilities	**6.3**	6.0	**29.0**	62.1
Power Generation	**7.6**	7.7	**21.2**	16.3
Logistics and Energy Services	**7.5**	6.1	**14.9**	14.2
Industrials	**0.9**	2.4	**1.7**	7.6
Technologies and Other Businesses	**3.4**	1.2	**4.9**	2.5
Corporate	**(6.2)**	(2.8)	**(7.4)**	(5.4)
Intersegment eliminations	**0.6**	1.2	**1.4**	2.2
Total	**20.1**	21.8	**65.7**	99.5

Utilities

Revenues from the Utilities Business Group for the three months ended June 30, 2003, increased by $89.6 million to $492.4 million. This increase was primarily the result of higher natural gas supply costs. Revenues for the six months ended June 30, 2003, increased by $510.0 million to $1,499.0 million. This increase was primarily the result of higher natural gas supply and purchased power costs.

Natural gas supply and purchased power costs are recovered in customer rates. As a consequence, changes in natural gas supply and purchased power costs have no effect on the Corporation's earnings. Effective April 1, 2003, all of ATCO Electric's customers are now billed on a flow-through of market prices for electric energy. The "flow-through" rate is based on the actual spot market price for the energy that customers use during each billing period.

Earnings for the three months ended June 30, 2003, increased by $0.3 million to $6.3 million. This increase was primarily the result of improved operating results in ATCO Electric and higher interim rates approved by the AEUB and customer additions in ATCO Gas, partially offset by weaker operating results and higher operating and maintenance costs in ATCO Gas.

Earnings for the six months ended June 30, 2003, increased by $1.5 million to $29.0 million, excluding the $34.6 million in earnings on the sale of the Viking property in 2002. This increase was primarily the result of improved operating results in ATCO Electric and higher interim rates approved by the AEUB and customer additions in ATCO Gas, partially offset by weaker operating results in ATCO Gas. Earnings for the six months ended June 30, 2002, including the impact of the sale of the Viking property, were $62.1 million.

ATCO Gas commenced in the first quarter the first phase of a major project to relocate natural gas meters currently inside homes to the outside. The target is to move 22,000 meters in 2003 in order to replace aging infrastructure and facilitate efficient meter reading.

Power Generation

Revenues from the Power Generation Business Group for the three and six months ended June 30, 2003, increased by $15.4 million to $152.3 million, and by $57.1 million to $343.8 million, respectively. These increases were primarily due to higher prices received for electricity sold to the Alberta Power Pool, the commencement of commercial operations in the first quarter of 2003 at the new Cory and Muskeg River generating plants and higher capacity and energy charges and improved operating results in Alberta Power (2000). The increase in revenues was partially offset by reduced revenues from TXU Europe for the Barking generating plant in the United Kingdom. Alberta Power Pool prices for the three and six months ended June 30, 2003, averaged $50.88 and $66.45 per megawatt hour, respectively, compared to average prices of $43.90 and $39.82 for the corresponding periods in 2002. Natural gas prices for the three and six months ended June 30, 2003, averaged $6.47 and $7.11 per gigajoule, respectively, compared to average prices of $3.69 and $3.52 for the corresponding periods in 2002.

Earnings for the three months ended June 30, 2003, decreased by $0.1 million to $7.6 million. This decrease was primarily due to higher fuel costs arising from higher natural gas prices in Canada and reduced earnings from TXU Europe for the Barking generating plant in the United Kingdom, partially offset by higher prices received for electricity sold to the Alberta Power Pool and improved operating results in Alberta Power (2000). Earnings for the six months ended June 30, 2003, increased by $4.9 million to $21.2 million. This increase was primarily due to higher prices received for electricity sold to the Alberta Power Pool and improved operating results in Alberta Power (2000), partially offset by higher fuel costs arising from higher natural gas prices and reduced earnings from TXU Europe for the Barking generating plant in the United Kingdom.

Logistics and Energy Services

Revenues from the Logistics and Energy Services Business Group for the three and six months ended June 30, 2003, increased by $118.8 million to $332.6 million, and by $249.1 million to $700.2 million, respectively. These increases were primarily due to higher prices for natural gas purchased for ATCO Midstream's customers and higher natural gas liquids prices.

Earnings for the three and six months ended June 30, 2003, increased by $1.4 million to $7.5 million, and by $0.7 million to $14.9 million, respectively. These increases were primarily due to higher earnings from natural gas liquids operations (ATCO Midstream), partially offset by lower earnings from ATCO Frontec projects and lower earnings from ATCO Midstream's storage operations.

ATCO Pipelines commenced commercial operation on March 31, 2003, to Calgary Energy Centre's facility that generates 250 megawatts of electricity requiring 44 terajoules per day of natural gas. In June 2003, ATCO Pipelines completed construction of a 6.8 kilometre 219 millimetre pipeline to deliver an incremental 50 terajoules per day to the Dow Chemical complex at Fort Saskatchewan, Alberta.

ATCO Frontec was awarded the Area Support Unit London, Ontario Maintenance contract in early 2003. The project includes the operation and maintenance of 23 properties and related Canadian Department of National Defence buildings as well as two rifle ranges. On September 1, 2003, five properties in North Bay and surrounding areas will be added to the initial contract.

Industrials

Revenues from the Industrials Business Group for the three and six months ended June 30, 2003, decreased by $12.5 million to $36.0 million, and by $36.3 million to $67.9 million, respectively, and earnings for the three and six months ended June 30, 2003, decreased by $1.5 million to $0.9 million, and by $5.9 million to $1.7 million, respectively. These decreases were primarily due to decreased business activity in ATCO Structures and in ATCO Noise Management.

During the first quarter, ATCO Structures' European operations completed construction of six major accommodation camps destined for various locations throughout eastern Europe and northern Africa, ATCO Structures' Australian division provided workforce accommodation for workers completing the Cross City Tunnel project in Sydney, Australia and ATCO Structures' Diboll, Texas plant delivered an office complex to the Dominican Republic to be used by the Canadian Broadcasting Corporation for coverage of the 2003 Pan American Games.

During the second quarter, ATCO Structures' Australian division was awarded a contract to manufacture, transport and install office complexes for a LNG project in northern Australia and ATCO Structures' South American operations was awarded a contract to manufacture a camp destined for South Georgia, a small island southeast of the Falkland Islands.

Technologies and Other Businesses

Revenues from technologies and other businesses for the three and six months ended June 30, 2003, increased by $9.8 million to $35.1 million, and by $10.5 million to $61.8 million, respectively. These increases were primarily due to increased business activity and commencement of work for new customers.

Earnings for the three and six months ended June 30, 2003, increased by $2.2 million to $3.4 million, and by $2.4 million to $4.9 million, respectively. These increases were primarily due to increased business activity and commencement of work for new customers.

During the first quarter, ATCO I-Tek successfully passed the new electric enrollment industry-wide test. This means that ATCO Electric is the first electric distribution company in Alberta to have systems in place to provide real time customer energy use to retailers and the Alberta Power Pool.

ATCO I-Tek quickly implemented system changes and made significant adjustments in the call centre and infrastructure during the first quarter to enable ATCO Gas to offer a new six month budget payment option to its customers to assist with higher than normal natural gas prices.

Non-Controlling Interests

The interests of non-controlling share owners for the three months ended June 30, 2003, increased by $4.3 million to $29.4 million. The interests of non-controlling share owners for the six months ended June 30, 2003, increased by $10.7 million to $77.4 million, excluding the $32.1 million of interests of non-controlling share owners on the sale of the Viking property in 2002. These increases were largely due to higher earnings in Canadian Utilities and higher dividends on Canadian Utilities' equity preferred shares. The interests of non-controlling share owners for the six months ended June 30, 2002, including the impact of the sale of the Viking property, were $98.8 million.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary CU Inc.

The regulatory matters disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, remain substantially unchanged, except for the following recent developments.

In December 2002, Direct Energy Marketing Limited ("Direct Energy") agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's Natural Gas and Electricity Legislation that improve the environment for retail competition in the Province. Amendments to the Electric Utilities Act and Gas Utilities Act received Royal Assent in March 2003 and were proclaimed in force in June 2003. In April 2003, ATCO Gas and ATCO Electric filed applications with the AEUB for approval to sell their retail operations to Direct Energy. An AEUB hearing to approve the sale is scheduled to commence August 27, 2003.

In April 2003, the AEUB determined that it would proceed with a generic cost of capital hearing to focus on the possibility of establishing a standardized approach to determine the rate of return on equity and capital structure for all utilities under the jurisdiction of the AEUB. Based on the proposed proceeding schedule, the hearing will commence in November 2003. A decision from the AEUB is not expected until 2004.

In May 2003, the AEUB issued a decision respecting affiliate transactions between ATCO Electric, ATCO Gas and ATCO Pipelines (the "ATCO utilities") and their affiliates. The decision and the resulting Code of Conduct set the framework for ongoing affiliate transactions. The ATCO utilities must be able to demonstrate that an affiliate can provide a service or product at a lower cost than the ATCO utility can, and the pricing from the affiliate must be at fair market value.

Hearings for ATCO Electric's general tariff application for the 2003, 2004 and 2005 test years commenced on April 15, 2003, and were completed in May 2003. A decision is expected in 2003. During the hearings, ATCO Electric withdrew the 2005 test year from its application in light of uncertainty around whether the equity component and return for 2005 will be determined based on the merits of its application or through the generic cost of capital proceeding.

In June 2003, the AEUB issued a decision approving the interim balances as applied for by ATCO Electric of $4.8 million for the 2002 regulated rate option deferral accounts and $16.6 million for the 2003 regulated rate option energy deferral account accumulated for the first 3 months of 2003. The AEUB directed that ATCO Electric collect these interim balances from customers over the period July 1, 2003 to December 31, 2003.

The proceedings for ATCO Gas' general rate application for the 2003 and 2004 test years have been completed. A decision from the AEUB on the matters reviewed is expected in 2003.

In February 2003, the AEUB issued a decision approving the methodology of distributing the proceeds from the sale of the Beaverhill Lake and Fort Saskatchewan natural gas producing properties and, in March 2003, $23 million of the related sales proceeds was refunded to ATCO Gas' North division customers. The sale has no impact on earnings. Also, in March 2003, $2.5 million resulting from the AEUB approval of the final distribution service rates for ATCO Gas' North division for 2002, established in a negotiated settlement, was refunded to ATCO Gas' North division customers.

In January 2003, the AEUB issued a decision approving ATCO Pipelines' negotiated settlement of the 2001/2002 exchange deferred account deficit, which arose from the exchange mechanism utilized to deliver net producer transportation quantities sourced on the ATCO system onto the system owned by NOVA Gas Transmission Ltd. The decision approved mechanisms to collect ATCO Pipelines' South division deficit of approximately $9.2 million over a two year period and ATCO Pipelines' North division deficit of $2.3 million in 2003. The decision also provided for the recovery of carrying costs.

In February 2003, ATCO Pipelines filed a general rate application for the 2003 and 2004 test years. Hearings were completed July 8, 2003. A decision from the AEUB is expected later this year.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations.

loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three and six months ended June 30, 2003, increased by $1.8 million to $110.3 million, and by $30.2 million to $283.8 million, respectively. These increases were primarily the result of increased earnings before depreciation and amortization, excluding the impact of the sale of the Viking property in 2002. In addition, in the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the sale of the Viking property, of which $20.6 million had reduced cash flow from operations.

Investing for the three months ended June 30, 2003, decreased by $90.6 million to $82.4 million. This decrease was primarily due to lower capital expenditures and higher recovery of non-current deferred electricity costs. Investing for the six months ended June 30, 2003, excluding the $106.9 million sale of the Viking property, decreased by $59.7 million to $217.0 million. This decrease was primarily due to lower capital expenditures, partially offset by changes in non-cash working capital in respect of investing activities. Investing for the six months ended June 30, 2002, including the impact of the sale of the Viking property, was $169.8 million. Capital expenditures for the three and six months ended June 30, 2003, decreased by $70.8 million to $120.3 million, and by $104.6 million to $205.4 million, respectively. These decreases were primarily due to lower investment in power generation projects and in electric and natural gas transmission projects, partially offset by increased investment in regulated natural gas distribution projects.

During the three months ended June 30, 2003, the Corporation issued $1.1 million of long term debt and $23.9 million of non-recourse long term debt and redeemed $36.0 million of notes payable, $8.2 million of long term debt and $4.4 million of non-recourse long term debt, resulting in a net decrease of $23.6 million. During the six months ended June 30, 2003, the Corporation issued $8.9 million of long term debt and $50.9 million of non-recourse long term debt and redeemed $11.9 million of long term debt and $18.3 million of non-recourse long term debt, resulting in a net increase of $29.6 million.

During the three months ended June 30, 2003, the deferred electricity cost obligation was reduced by $18.8 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period April 1, 2003, to June 30, 2003. During the six months ended June 30, 2003, the deferred electricity cost obligation was reduced by $35.1 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period January 1, 2003, to June 30, 2003. The $15.9 million balance of the deferred electricity cost obligation outstanding at June 30, 2003, will be billed by December 31, 2003.

On April 17, 2003, Canadian Utilities issued 6,000,000 Cumulative Redeemable Second Preferred Shares Series X, having a dividend rate of 6.00%, at a price of $25.00 per share, for aggregate gross proceeds of $150,000,000. The net proceeds of the issue were added to the general funds of Canadian Utilities to be used for general corporate purposes including capital expenditures.

At June 30, 2003, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	Used	Available
		($ Millions)	
Long term committed	570.0	70.1	499.9
Short term committed	622.7	39.6	583.1

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Current and long term future income tax liabilities of $236.1 million at June 30, 2003, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2002, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class I shares. The offer expired on May 26, 2003. Over the life of the offer, 23,000 shares were purchased. On May 27, 2003, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class I shares. The offer will expire on May 26, 2004. From May 27, 2003, to July 22, 2003, 28,000 shares have been purchased.

BUSINESS RISKS

The business risks disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, remain substantially unchanged, except for the following recent developments.

The water levels in the cooling pond used by Alberta Power (2000)'s Battle River generating plant have returned to normal levels. Consequently the plant is now producing electricity according to its Power Purchase Arrangement contractual requirements. Prior to the return to normal water levels, the Corporation made a force majeure claim in respect of short term curtailed plant production which was experienced during the first quarter of 2003.

July 22, 2003

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Unaudited, Millions of Canadian Dollars except per share data)

	Note	Three Months Ended June 30		Six Months Ended June 30	
		2003	2002	**2003**	2002
Revenues		**$839.9**	$697.2	**$2,255.1**	$1,614.3
Costs and expenses					
Natural gas supply		**294.1**	172.1	**1,013.9**	515.9
Purchased power		**41.3**	44.0	**117.7**	93.9
Operation and maintenance		**236.1**	229.7	**501.3**	446.0
Selling and administrative		**45.2**	41.3	**79.5**	81.3
Depreciation and amortization		**67.0**	61.2	**141.8**	124.0
Interest		**38.7**	37.8	**77.2**	77.6
Interest on non-recourse long term debt		**11.1**	8.2	**22.3**	17.0
Franchise fees		**30.1**	24.5	**76.5**	57.7
		763.6	618.8	**2,030.2**	1,413.4
		76.3	78.4	**224.9**	200.9
Gain on sale of Viking-Kinsella property	2	**-**	-	**-**	108.5
Interest and other income		**9.6**	5.0	**15.6**	12.3
Earnings before income taxes and non-controlling interests		**85.9**	83.4	**240.5**	321.7
Income taxes		**34.3**	34.4	**93.1**	119.1
Net earnings		**51.6**	49.0	**147.4**	202.6
Dividends on equity preferred shares		**2.1**	2.1	**4.3**	4.3
Non-controlling interests		**29.4**	25.1	**77.4**	98.8
Earnings attributable to Class I and Class II shares	2	**20.1**	21.8	**65.7**	99.5
Retained earnings at beginning of period		**940.4**	846.8	**904.7**	777.7
		960.5	868.6	**970.4**	877.2
Dividends on Class I and Class II shares		**9.6**	8.7	**19.1**	17.3
Direct charges	3	**2.6**	-	**3.0**	-
Retained earnings at end of period		**$948.3**	$859.9	**$ 948.3**	$ 859.9
Earnings per Class I and Class II share	2, 4	**$ 0.68**	$ 0.73	**$ 2.21**	$ 3.34
Diluted earnings per Class I and Class II share	2, 4	**$ 0.67**	$ 0.72	**$ 2.18**	$ 3.29
Dividends paid per Class I and Class II share		**$ 0.31**	$ 0.29	**$ 0.62**	$ 0.58

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	June 30 2003	June 30 2002	December 31 2002
ASSETS		*(Unaudited)*		*(Audited)*
Current assets				
Cash and short term investments		**$ 622.5**	$ 207.7	$ 488.8
Accounts receivable		**439.3**	350.0	497.7
Inventories		**125.3**	103.3	129.3
Income taxes recoverable		**14.0**	-	21.7
Deferred natural gas costs		**5.7**	11.2	31.2
Deferred electricity costs		**13.5**	52.4	20.7
Prepaid expenses		**38.1**	23.3	27.3
		1,258.4	747.9	1,216.7
Property, plant and equipment		**4,951.1**	4,728.7	4,949.2
Goodwill		**71.2**	71.2	71.2
Security deposits for debt		**23.5**	23.9	26.1
Other assets		**135.1**	139.3	140.1
		$6,439.3	$5,711.0	$6,403.3
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 12.3**	$ 13.9	$ 12.2
Accounts payable and accrued liabilities		**361.6**	363.1	497.3
Income taxes payable		**-**	17.9	-
Future income taxes		**5.8**	1.3	16.6
Notes payable		**-**	5.0	-
Deferred electricity cost obligation		**15.9**	-	51.0
Long term debt due within one year		**2.9**	3.4	3.8
Non-recourse long term debt due within one year		**47.3**	34.1	50.7
		445.8	438.7	631.6
Future income taxes		**230.3**	204.9	235.2
Deferred credits		**84.2**	73.5	77.5
Long term debt		**1,934.3**	1,849.1	1,936.0
Non-recourse long term debt		**964.1**	805.1	956.4
Non-controlling interests	6	**1,547.0**	1,193.5	1,371.8
Equity preferred shares		**150.0**	150.0	150.0
Class I and Class II share owners' equity				
Class I and Class II shares	4	**137.7**	137.4	137.7
Retained earnings		**948.3**	859.9	904.7
Foreign currency translation adjustment		**(2.4)**	(1.1)	2.4
		1,083.6	996.2	1,044.8
		$6,439.3	$5,711.0	$6,403.3

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited, Millions of Canadian Dollars)

	Note	Three Months Ended June 30 2003	Three Months Ended June 30 2002	Six Months Ended June 30 2003	Six Months Ended June 30 2002
Operating activities					
Earnings attributable to Class I and Class II shares		**$ 20.1**	$ 21.8	**$ 65.7**	$ 99.5
Non-cash items included in earnings:					
Depreciation and amortization		**67.0**	61.2	**141.8**	124.0
Future income taxes		**(2.2)**	1.0	**3.7**	(1.4)
Non-controlling interests		**29.4**	25.1	**77.4**	66.7
Gain on sale of Viking-Kinsella property - net of current income taxes and non-controlling interests	2	**-**	-	**-**	(34.6)
Other - net		**(4.0)**	(0.6)	**(4.8)**	(0.6)
Cash flow from operations		**110.3**	108.5	**283.8**	253.6
Changes in non-cash working capital		**45.2**	(224.3)	**(9.6)**	(111.9)
		155.5	(115.8)	**274.2**	141.7
Investing activities					
Purchase of property, plant and equipment		**(120.3)**	(191.1)	**(205.4)**	(310.0)
Sale of Viking-Kinsella property - net of current income taxes	2	**-**	-	**-**	106.9
Proceeds on disposal of other property, plant and equipment		**4.0**	0.3	**12.3**	3.2
Contributions by utility customers for extensions to plant		**9.6**	5.8	**23.7**	14.6
Non-current deferred electricity costs		**19.0**	8.5	**4.9**	17.1
Changes in non-cash working capital		**8.1**	7.2	**(52.1)**	3.3
Other		**(2.8)**	(3.7)	**(0.4)**	(4.9)
		(82.4)	(173.0)	**(217.0)**	(169.8)
Financing activities					
Change in notes payable		**(36.0)**	(4.4)	**-**	0.4
Deferred electricity cost obligation		**(18.8)**	-	**(35.1)**	-
Issue of long term debt		**1.1**	-	**8.9**	5.2
Issue of non-recourse long term debt		**23.9**	30.6	**50.9**	50.3
Repayment of long term debt		**(8.2)**	(9.4)	**(11.9)**	(40.4)
Repayment of non-recourse long term debt		**(4.4)**	(1.5)	**(18.3)**	(23.7)
Issue of equity preferred shares by subsidiary	6	**150.0**	-	**150.0**	-
Issue (purchase) of Class A shares by subsidiary		**(1.2)**	1.0	**(1.5)**	2.8
Issue (purchase) of Class I shares		**(1.4)**	0.7	**(1.7)**	1.6
Dividends paid to Class I and Class II share owners		**(9.6)**	(8.7)	**(19.1)**	(17.3)
Dividends paid to non-controlling interests		**(24.0)**	(19.3)	**(46.6)**	(38.6)
Changes in non-cash working capital		**3.7**	(3.7)	**6.9**	(1.0)
Other		**(0.7)**	(7.8)	**0.4**	(1.4)
		74.4	(22.5)	**82.9**	(62.1)
Foreign currency translation		**(1.9)**	1.8	**(6.5)**	0.6
Cash position[1]					
Increase (decrease)		**145.6**	(309.5)	**133.6**	(89.6)
Beginning of period		**464.6**	503.3	**476.6**	283.4
End of period		**$ 610.2**	$ 193.8	**$ 610.2**	$ 193.8

[1] Cash position is defined as cash and short term investments less current bank indebtedness.

ATCO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's 2002 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2002.

Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and six months ended June 30, 2003 and June 30, 2002 are not necessarily indicative of operations on an annual basis.

Certain 2002 figures have been reclassified to conform to the current presentation.

2. Gain on sale of Viking-Kinsella property

In 2002, the Corporation sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments.

The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million before income taxes of $41.8 million and non-controlling interests of $32.1 million. This sale increased earnings for the six months ended June 30, 2002 by $34.6 million, earnings per share by $1.16 and diluted earnings per share by $1.14.

3. Direct charges to retained earnings

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Issue costs of equity preferred shares by a subsidiary (after income taxes and non-controlling interests)	**$1.3**	$ -	**$1.3**	$ -
Purchase of Class I shares	**1.3**	-	**1.7**	-
	$2.6	$ -	**$3.0**	$ -

4. Class I and Class II shares

There are 26,267,281 (2002 – 26,294,131) Class I Non-Voting shares and 3,511,601 (2002 – 3,513,101) Class II Voting shares outstanding on June 30, 2003. In addition, there are 1,262,400 options to purchase Class I Non-Voting shares outstanding at June 30, 2003 under the Corporation's stock option plan. Subsequent to June 30, 2003, no stock options were granted; as of July 16, 2003, 4,000 Class I Non-Voting shares have been purchased and there were no changes to shares under option.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Weighted-average shares outstanding	**29,778,882**	29,790,398	**29,806,978**	29,771,634
Effect of dilutive stock options	**388,639**	519,899	**381,274**	487,868
Weighted-average diluted shares outstanding	**30,167,521**	30,310,297	**30,188,252**	30,259,502

5. Stock based compensation

While the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments encourage the adoption of the fair value based method of accounting for stock options, other methods of accounting are permitted. The Corporation has chosen to retain its existing accounting policy, which is permitted by the recommendations, whereby no compensation expense is recognized upon the granting or exercise of stock options.

Had the Corporation adopted the fair value based method of accounting for stock options, earnings for the three and six months ended June 30, 2003 would have been reduced by $0.1 million, but there would have been no effect on earnings per share. For the three and six months ended June 30, 2002, there would have been no effect on reported earnings or earnings per share.

6. Equity preferred shares of subsidiary corporation

On April 17, 2003, the Corporation's subsidiary, Canadian Utilities Limited, issued $150.0 million of Cumulative Redeemable Second Preferred Shares Series X for cash. The dividend rate has been fixed at 6.0%.

7. Segmented information

Six months ended **June 30, 2003** June 30, 2002	Utilities	Power Generation	Logistics & Energy Services	Industrials	Technologies and Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$1,459.6**	**$ 343.8**	**$372.0**	**$ 67.8**	**$11.9**	**$ -**	**$ -**	**$2,255.1**
	$ 947.2	$ 286.7	$270.6	$104.0	$ 5.8	$ -	$ -	$1,614.3
Revenues – intersegment	**39.4**	**-**	**328.2**	**0.1**	**49.9**	**5.7**	**(423.3)**	**-**
	41.8	-	180.5	0.2	45.5	5.5	(273.5)	-
Revenues	**$1,499.0**	**$ 343.8**	**$700.2**	**$ 67.9**	**$61.8**	**$ 5.7**	**$(423.3)**	**$2,255.1**
	$ 989.0	$ 286.7	$451.1	$104.2	$51.3	$ 5.5	$(273.5)	$1,614.3
Earnings attributable to Class I and Class II shares	**$ 29.0**	**$ 21.2**	**$ 14.9**	**$ 1.7**	**$ 4.9**	**$ (7.4)**	**$ 1.4**	**$ 65.7**
	$ 62.1	$ 16.3	$ 14.2	$ 7.6	$ 2.5	$ (5.4)	$ 2.2	$ 99.5
Total assets	**$2,437.5**	**$2,386.5**	**$804.7**	**$134.1**	**$66.8**	**$562.0**	**$ 47.7**	**$6,439.3**
	$2,364.4	$2,234.7	$801.6	$141.0	$59.8	$ 39.5	$ 70.0	$5,711.0
Allocation of goodwill	**$ 35.7**	**$ 23.1**	**$ 12.4**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 71.2**

Three months ended **June 30, 2003** June 30, 2002	Utilities	Power Generation	Logistics & Energy Services	Industrials	Technologies and Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$ 476.8**	**$ 152.3**	**$166.5**	**$ 35.9**	**$ 8.4**	**$ -**	**$ -**	**$ 839.9**
	$ 386.0	$ 136.9	$123.8	$ 48.4	$ 2.1	$ -	$ -	$ 697.2
Revenues – intersegment	**15.6**	**-**	**166.1**	**0.1**	**26.7**	**2.9**	**(211.4)**	**-**
	16.8	-	90.0	0.1	23.2	2.8	(132.9)	-
Revenues	**$ 492.4**	**$ 152.3**	**$332.6**	**$ 36.0**	**$35.1**	**$ 2.9**	**$(211.4)**	**$ 839.9**
	$ 402.8	$ 136.9	$213.8	$ 48.5	$25.3	$ 2.8	$(132.9)	$ 697.2
Earnings attributable to Class I and Class II shares	**$ 6.3**	**$ 7.6**	**$ 7.5**	**$ 0.9**	**$ 3.4**	**$ (6.2)**	**$ 0.6**	**$ 20.1**
	$ 6.0	$ 7.7	$ 6.1	$ 2.4	$ 1.2	$ (2.8)	$ 1.2	$ 21.8



FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:			**ATCO Ltd.**
Participation Fee for the Financial Year Ending :			**December 31, 2003**

1. Class 1 Reporting Issuers

Market value of equity securities:

Class I Non-Voting Shares:			
Total number of securities outstanding at the end of the most recent financial year:		26,305,131	
Simple average of the closing price as of the last trading day of each of the months of the most recent financial year (1)	X	$48.12	
Market Value of Class		$1,265,803,000	$1,265,803,000 (A)
Class II Voting Shares:			
Total number of securities outstanding at the end of the most recent financial year:		3,511,601	
Simple average of the closing price as of the last trading day of each of the months of the most recent financial year (1)	X	$48.38	
Market Value of Class		$169,891,000	$169,891,000 (A)

Market value of corporate debt or preferred shares of Reporting Issuer

Series 3 Preferred Shares			
Total number of securities outstanding at the end of the most recent financial year:		6,000,000	
Simple average of the closing price as of the last trading day of each of the months of the most recent financial year (1)	X	$26.70	
Market Value of Class		$160,200,000	$160,200,000 (B)

Market value of preferred shares or corporate debt of Subsidiary Entity (2)

Market value of corporate debt of Subsidiary Entity:

6.14% Debentures			
Book Value at December 31, 2002		100,000,000	
Market Value at December 31, 2002		$102.479	
Market Value of Class		$102,479,000	$102,479,000 (B)

Market value of preferred shares of Subsidiary Entity:

Series Q			
Total number of securities outstanding at the end of the most recent financial year:		2,277,675	
Market Value at Dec. 31, 2002	X	$25.25	
Market Value of Class		$57,511,000	$57,511,000 (B)
Series R			
Total number of securities outstanding at the end of the most recent financial year:		2,146,730	
Market Value at Dec. 31, 2002	X	$23.50	
Market Value of Class		$50,448,000	$50,448,000 (B)
Series S			
Total number of securities outstanding at the end of the most recent financial year:		635,700	
Market Value at Dec. 31, 2002	X	$27.75	
Market Value of Class		$17,641,000	$17,641,000 (B)

Series W			
Total number of securities outstanding at the end of the most recent financial year:		6,000,000	
Market Value at Dec. 31, 2002	X	$25.80	
Market Value of Class		$154,800,000	$154,800,000 (B)
Total Capitalization (A+B)			$1,978,773,000
Total fee payable in accordance with Appendix A of the Rule			$50,000
Total fee prorated (9/12)			$37,500
Less fees paid March 10, 2003 (ATCO Project 519898)			($1,600)
Less fees paid March 10, 2003 (CU Project 519906)			($1,600)
Total fee			$34,300

Notes:
(1) See Schedule A
(2) See Schedule B

Schedule A

Simple Average of Closing Price On
Last Trading Day of Each Month of 2002

	ATCO Ltd.		
	Class I Non-Voting Shares	**Class II Voting Shares**	**Series 3 Preferred Shares**
January	$46.99	$46.90	$27.00
February	$47.75	$47.00	$27.02
March	$49.50	$51.25	$26.25
April	$51.52	$51.30	$25.80
May	$52.31	$55.00	$26.15
June	$53.49	$53.46	$26.75
July	$47.20	$46.50	$26.75
August	$46.20	$46.00	$26.65
September	$48.48	$48.00	$27.15
October	$48.25	$48.00	$26.92
November	$42.75	$43.75	$26.71
December	$43.00	$43.35	$27.30
Average	$48.12	$48.38	$26.70

SCHEDULE B

Canadian Utilities Limited is a subsidiary entity of ATCO Ltd. that is exempt from paying the participation fee based on the following:

As per Part 2, Section 2.2 (2), a reporting issuer is exempt from paying a participation fee if:
(a) the parent of the subsidiary entity is a reporting issuer;
(b) the parent of the subsidiary entity has paid the participation fee required; and
(c) the net assets and gross revenues of the subsidiary entity represent more than 90 percent of the net assets and gross revenues of the parent for the previous financial year of the parent of the subsidiary entity.

	December 31, 2002	
	Net Assets	**Gross Revenues**
	($ Millions)	
ATCO Ltd. (parent)	$6,403.3	$3,196.3
Canadian Utilities Limited (subsidiary entity)	$5,934.4	$2,975.9
	92.7%	93.1%

ATCO LTD.

Report Pursuant to Section 189.1.3 of the Securities Regulation (Quebec)

1. Name and Address of Offeree Corporation

ATCO Ltd.
1600 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

2. Name and Address of Offeror

ATCO Ltd.
1600 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

3. Designation of Securities Subject to the Bid

ATCO Ltd. (the "Corporation") has filed notice with the Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Class I Shares (CUSIP #046789-40-0) pursuant to a normal course issuer bid to be undertaken pursuant to the rules and policies of the Exchange.

4. Date of the Bid

The Corporation was eligible to commence purchases of its outstanding Class I Shares under the normal course issuer bid on May 27, 2003 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") filed by the Corporation with the Exchange on May 15, 2003.

5. Maximum Number of Securities of the Class Subject to the Bid Which are Sought By the Offeror

The Corporation is eligible to acquire up to 788,689 Class I Shares during the 12 month period commencing May 27, 2003 and ending on May 26, 2004.

6. Value of Consideration Offered for Security

The closing price of the Class I Shares on the Exchange on May 26, 2003 (being the day prior to the date of this Notice) was $45.10.

7. Fee Payable In Respect of the Bid

$1,778.49.

DATED at Calgary, Alberta this 27th day of May, 2003.

ATCO LTD.

Per: (signed) *"James A. Campbell"*
James A. Campbell
Senior Vice President, Finance
Chief Financial Officer

ATCO GROUP
News Release

Corporate Head Office: 1500, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release
May 21, 2003

ATCO Ltd.
(the "Corporation")

NORMAL COURSE ISSUER BID

The Corporation has filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the Toronto Stock Exchange (the "Exchange") pursuant to which the Corporation indicated that it intends to make a normal course issuer bid for certain of its outstanding Class I Non-Voting Shares on the terms set forth in the Notice. At the time of filing the Notice, the board of directors of the Corporation was of the belief, and continues to be of the belief, that the purchase of the Class I Shares from time to time at appropriate prices will minimize any dilution resulting from the exercise of stock options to purchase Class I Shares and is an advantageous use of the Corporation's funds. As a result, at such time as the Class I Shares become available at prices which make them an attractive investment to the Corporation and an appropriate use of the Corporation's funds, the Corporation shall make normal course purchases through the facilities of the Exchange in accordance with the Notice.

On May 13, 2003, 26,289,631 Class I Shares were outstanding. Under the rules of the Exchange, in the period commencing on May 27, 2003 and ending on May 26, 2004, the Corporation may acquire up to 1,314,482 Class I Shares of the Corporation, being approximately 5% of the Class I Shares outstanding as at May 13, 2003. If market conditions permit, the Corporation presently anticipates that it will acquire 788,689 Class I Shares, which number represents 3% of the Class I Shares outstanding as at May 13, 2003. Any shares purchased pursuant to the Notice will be cancelled. Shares will be purchased at the market price of the shares at the time of purchase and will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the Exchange. The funding for any purchase of Class I Shares pursuant to the normal course issuer bid will be financed out of working capital of the Corporation.

The Corporation purchased 18,400 Class I Shares at an average trading price of $42.77 during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 27, 2002 and expires on May 26, 2003. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation intends to purchase additional Class I Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 26, 2003. Trustees under the pension plans of affiliates of the Corporation purchased no Class I Shares during the 12-month period preceding the date hereof.

A copy of the Notice may be obtained by any shareholder without charge, by contacting the Vice President, Human Resources and Corporate Secretary of the Corporation at the head office of the Corporation.

The ATCO Group of Companies is engaged in electrical power generation, transmission and distribution; natural gas gathering, processing, transmission, storage and distribution; workforce housing; industrial noise abatement; technical services and facilities management.

For further information please contact:

J.A. Campbell
Senior Vice President, Finance and
Chief Financial Officer
ATCO Ltd.
(403) 292-7502



ATCO LTD.

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

In accordance with the policy statement of The Toronto Stock Exchange (the "Exchange"), notification is hereby given that ATCO Ltd. (the "Corporation") intends to make a normal course issuer bid for certain of its outstanding Class I Non-Voting Shares (the "Class I Shares") on the terms set forth in this Notice. The issued and outstanding Class I Shares are listed on the Exchange under the trading symbol "ACO.X".

ATCO LTD.

ATCO Ltd. is the parent of a group of subsidiaries which include: ATCO Structures Inc., engaged in the manufacture, sale and lease of workforce housing worldwide; ATCO Noise Management Ltd., engaged in the design and construction of acoustic buildings and enclosures for industrial applications; and Canadian Utilities Limited which, along with its subsidiaries, is engaged in electrical power generation, transmission and distribution in Canada, the United Kingdom and Australia, natural gas gathering, processing, transmission, storage and distribution, and technical services and facilities management.

The principal business office of the Corporation is located at 1600, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6

SHARES SOUGHT

On May 13, 2003, there were 26,289,631 Class I Shares issued and outstanding. Under the rules of the Exchange, in the 12 months ending May 26, 2004 the Corporation may acquire up to 1,314,482 Class I Shares, being approximately 5% of the Class I Shares outstanding as at May 13, 2003. If market conditions permit, the Corporation presently anticipates that it will acquire 788,689 Class I Shares, which number represents 3% of the Class I Shares outstanding as at May 13, 2003.

EQUITY AND VOTING SECURITIES

The Corporation has voting and non-voting securities outstanding. The Class I Shares are non-voting shares and the Class II voting shares of the Corporation (the "Class II Shares") carry one vote per share in all circumstances. Each Class II Share may be converted to one Class I Share at the shareholder's option.

In the event an offer to purchase Class II Shares is made to all holders of Class II Shares and is accepted and taken up by the holders of a majority of such shares pursuant to such offer, then provided an offer is not made to the holders of Class I Shares on the same terms and conditions, the Class I Shares shall be entitled to the same voting rights as the Class II Shares. The Class I and II Shares rank equally in all other respects.

DURATION OF PURCHASES

The Corporation may begin to purchase Class I Shares pursuant to this Notice on May 27, 2003. Under the rules of the Exchange, purchases made pursuant to this Notice may not extend for a period of more than one year and, accordingly, such purchases must terminate on May 26, 2004 or on such earlier date as the maximum number of Class I Shares available for purchase hereunder have been purchased.

METHOD OF ACQUISITION

Purchases of Class I Shares pursuant to this Notice will be effected through the facilities of Exchange. The Corporation does not presently intend to purchase Class I Shares other than by means of open market transactions during the period that the normal course issuer bid is outstanding. Any Class I Shares purchased pursuant to this Notice will be cancelled.

CONSIDERATION

Purchases of Class I Shares pursuant to this Notice will be made at such times and in such numbers as may be determined by the Corporation. The price paid by the Corporation for any Class I Shares purchased by it pursuant to this Notice will be the market price of the shares at the time of purchase. The purchase of and payment for the shares purchased by the Corporation will be effected in accordance with the policies and rules of the Exchange.

The Corporation presently intends to fund the purchase of Class I Shares pursuant to the normal course issuer bid from its working capital. Except as herein mentioned, there are no restrictions on the normal course issuer bid.

REASONS FOR THE NORMAL COURSE ISSUER BID

In authorizing the normal course issuer bid for Class I Shares, the board of directors of the Corporation has been motivated by its desire to minimize any dilution to Shareholders resulting from the exercise of stock options to purchase Class I Shares and by its belief that the purchase of Class I Shares from time to time at appropriate prices is an advantageous use of the Corporation's funds. These purchases benefit shareholders who continue to hold Class I Shares and Class II Shares, in that their equity interest in the Corporation's assets is increased.

The Corporation has determined to purchase only Class I Shares. There are no outstanding stock options to purchase Class II Shares and, accordingly, there will be no corresponding dilution to Class II Shareholders, within their class, resulting from the exercise of stock options. Class II Shareholders wishing to participate in the normal course issuer bid may convert their Class II Shares into Class I Shares pursuant to the terms of the Class II Shares.

VALUATIONS

To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, no appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities.

PREVIOUS PURCHASES

The Corporation purchased 18,400 Class I Shares at an average trading price of $42.77 during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 27, 2002 and expires on May 26, 2003. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation intends to purchase additional Class I Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 26, 2003. Trustees under the pension plans of affiliates of the Corporation purchased no Class I Shares during the 12-month period preceding the date hereof.

ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

To the knowledge of the Corporation, after reasonable enquiry, no director or senior officer or any associate of any director or senior officer nor any person acting jointly or in concert with the Corporation or any person holding 10% or more of any equity securities of the Corporation has a present intention to sell Class I Shares during the course of the normal course issuer bid other than such sales as may be necessary in their personal circumstances in amounts that are not expected to be significant. The direct or indirect benefits to any of the insiders, affiliates and associates of the Corporation are the same as the benefits to any other shareholder who sells or does not sell during the effective period of this Notice.

PERSONS ACTING JOINTLY OR IN CONCERT WITH THE CORPORATION

No person is acting jointly or in concert with the Corporation in connection with this normal course issuer bid.

MATERIAL CHANGES

There are no material changes in the business or affairs of the Corporation that have not previously been disclosed nor are there plans or proposals for material changes.

CERTIFICATE

The undersigned, duly authorized, certifies that this Notice is complete and accurate and in compliance with the Part 6 of the Rules of the Exchange and Policy Statement 6-501 on Normal Course Issuer Bids of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated this 15th day of May, 2003.

Signed: *"James A. Campbell"*
Senior Vice President, Finance
Chief Financial Officer



03 AUG 20 AM 7:21



May 6, 2003

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities - New Brunswick
Registrar of Securities – Prince Edward Island
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: ATCO Ltd.

On May 6, 2003, the following material was sent by prepaid mail to registered shareholders of the above-mentioned Corporation:

1. First Quarter Report for the Three Months ended March 31, 2003

We have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document as Agent for the above-named Corporation in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Ingrid Dunn
Associate Manager
Client Relations
(403) 232-2443

cc: ATCO Ltd.
Attention: Pat Spruin



INTERIM REPORT

Corporate Head Office: 1500, 909 - 11th Avenue S.W., Calgary, Alberta, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292 -7532 www.atco.com

(10)

FOR THE THREE MONTHS ENDED MARCH 31, 2003

TO THE SHARE OWNERS:

ATCO Ltd. reported earnings for the three months ended March 31, 2003 of $45.6 million ($1.53 per share). Earnings for the same three months in 2002 were $43.1 million ($1.45 per share), excluding the after-tax gain on the sale of the Viking-Kinsella property of $34.6 million ($1.16 per share). 2002 earnings in total were $77.7 million ($2.61 per share).

Earnings in the first quarter of 2003 were higher than 2002, excluding the Viking-Kinsella gain, due to increased interim rates approved by the Alberta Energy and Utilities Board and customer additions in ATCO Gas and increased earnings in ATCO Power due to higher Alberta power pool prices. These increases were partially offset by weaker operational results in ATCO Structures, ATCO Noise Management, ATCO Midstream and ATCO Frontec and the effect of warmer weather in ATCO Gas, as temperatures for 2003 were 7.0% colder than normal compared to 10.5% colder than normal for 2002.

Revenues for the three months ended March 31, 2003 were $1,415.2 million compared to $917.1 million in 2002 primarily due to the higher cost of natural gas purchased for customers on a "no margin" basis by ATCO Gas, the higher cost of power purchased for customers by ATCO Electric and higher Alberta power pool prices in ATCO Power.

Cash flow from operations was $173.5 million for the three months ended March 31, 2003 compared to $145.1 million in 2002. The higher cash flow from operations was due to increased interim rates and customer additions in ATCO Gas and higher earnings in ATCO Power. These increases were partially offset by lower earnings in ATCO Structures, ATCO Noise Management, ATCO Midstream and ATCO Frontec and the effect of warmer temperatures in ATCO Gas. In addition, ATCO Gas refunded to customers in the first quarter of 2002 a total of $405.6 million related to the Viking-Kinsella property, of which $20.6 million had reduced cash flow from operations.

ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about ATCO can be found on its website, www.atco.com.

N.C. Southern
President & Chief Executive Officer

R.D. Southern
Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of ATCO Ltd., (the "Corporation") should be read in conjunction with the Corporation's comparative interim financial statements for the three months ended March 31, 2003, and Management's Discussion and Analysis of Financial Condition and Results of Operations and the comparative financial statements for the year ended December 31, 2002. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries ("ATCO"). The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 41.2% of the Class A non-voting shares and 70.2% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc., ATCO Noise Management Ltd. and ATCO Resources Ltd., of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published an interim report for the three months ended March 31, 2003, containing its Management's Discussion and Analysis of Financial Condition and Results of Operations. A copy of this document may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

ATCO's financial statements are consolidated from five principal Business Groups: Utilities, Power Generation, Logistics and Energy Services, Industrials, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Technologies and Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 5 of the comparative interim financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Revenues, earnings attributable to Class I Non-Voting shares ("Class I shares") and Class II Voting shares ("Class II shares"), and earnings and diluted earnings per Class I and Class II share were as follows:

	For the Three Months Ended March 31	
	2003	2002
	($ Millions except per share data) (unaudited)	
Revenues	**1,415.2**	917.1
Earnings attributable to Class I and Class II shares (1) (2) (3)	**45.6**	77.7
Earnings per Class I and Class II share (1) (2) (3)	**1.53**	2.61
Diluted earnings per Class I and Class II share (1) (2) (3)	**1.51**	2.57

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(3) The first quarter 2002 results reflect the sale of the Viking property.

Revenues for the three months ended March 31, 2003, increased by $498.1 million to $1,415.2 million. This increase was primarily due to the higher cost of natural gas and electricity purchased for customers and higher Alberta Power Pool prices.

Earnings attributable to Class I and Class II shares for the three months ended March 31, 2003, were $45.6 million ($1.53 per share). Earnings for the corresponding period in 2002 were $43.1 million ($1.45 per share), excluding the after-tax gain on the sale of the Viking-Kinsella natural gas producing property (the "Viking property") of $34.6 million ($1.16 per share). 2002 earnings in total were $77.7 million ($2.61 per share). Earnings in the first quarter of 2003 were $2.5 million ($0.08 per share) higher than for the corresponding period in 2002, excluding the impact of the sale of the Viking property. This increase was primarily due to higher interim rates approved by the Alberta Energy and Utilities Board ("AEUB") and customer additions in ATCO Gas and increased earnings in ATCO Power due to higher Alberta Power Pool prices, partially offset by lower business activity in the Industrials Business Group, weaker operational results in ATCO Midstream and ATCO Frontec and the impact of warmer weather in ATCO Gas, as temperatures for the three months ended March 31, 2003, were 7.0% colder than normal, whereas temperatures for the corresponding period in 2002 were 10.5% colder than normal.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operating and maintenance expenses, selling and administrative expenses and franchise fee costs) for the three months ended March 31, 2003, increased by $458.9 million to $1,142.1 million. This increase was largely the result of higher natural gas supply costs, reflecting substantially higher natural gas prices in 2003.

Depreciation and amortization expenses for the three months ended March 31, 2003, rose $12.0 million to $74.8 million. This increase was primarily due to capital additions in 2003 and 2002 and depreciation adjustments associated with the sale of the Viking property in 2002.

Interest expense for the three months ended March 31, 2003, increased by $1.1 million to $49.7 million. This increase was principally due to higher non-recourse long term debt, partially offset by lower interest rates associated with higher cost long term debt refinanced in 2002.

In 2002, the Corporation sold its Viking property, having a net book value of approximately $40 million, for $550 million. In accordance with an AEUB decision, $385 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments. The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million before income taxes of $41.8 million and non-controlling interests of $32.1 million. This sale increased earnings for the three months ended March 31, 2002, by $34.6 million, earnings per share by $1.16 and diluted earnings per share by $1.14.

Interest and other income for the three months ended March 31, 2003, decreased by $1.3 million to $6.0 million. This decrease was primarily due to lower gains on disposal of property, plant and equipment.

Income taxes for the three months ended March 31, 2003, excluding the $41.8 million of income taxes on the sale of the Viking property in 2002, increased $15.9 million to $58.8 million. This increase was largely due to the impact of a 2002 refund to customers of amounts previously recovered from customers for future income taxes related to the Viking property and higher earnings, partially offset by lower income tax rates. Income taxes for the three months ending March 31, 2002, including the impact of the sale of the Viking property, were $84.7 million.

Segmented revenues and earnings attributable to Class I shares and Class II shares were as follows:

Business Groups	**For the Three Months Ended March 31**			
	Revenues		**Earnings**	
	2003	2002	**2003**	2002
		($ Millions) (unaudited)		
Utilities	**1,006.6**	586.2	**22.7**	56.1
Power Generation	**191.5**	149.8	**13.6**	8.6
Logistics and Energy Services	**367.6**	237.3	**7.4**	8.1
Industrials	**31.9**	55.7	**0.8**	5.2
Technologies and Other Businesses	**26.7**	26.0	**1.5**	1.3
Corporate	**2.8**	2.7	**(1.2)**	(2.6)
Intersegment eliminations	**(211.9)**	(140.6)	**0.8**	1.0
Total	**1,415.2**	917.1	**45.6**	77.7

Utilities

Revenues from the Utilities Business Group for the three months ended March 31, 2003, increased by $420.4 million to $1,006.6 million. This increase was primarily the result of higher natural gas supply and purchased power costs. Natural gas supply and purchased power costs are recovered in customer rates. The amount of natural gas supply costs recorded as an expense is based on the forecast cost of natural gas included in customer rates. The amount of purchased power costs recorded as an expense is based on the actual cost of electricity purchased, whereas the amount included in customer rates is based on forecast cost. Revenues are adjusted for variances from the forecast cost of electricity. Any variances from forecasted natural gas supply costs or purchased power costs are deferred until the AEUB approves revised customer rates to either refund or collect the variance. As a consequence, changes in natural gas supply and purchased power costs have no effect on the Corporation's earnings.

Earnings for the three months ended March 31, 2003, excluding the $34.6 million in earnings on the sale of the Viking property in 2002, increased by $1.2 million to $22.7 million. This increase was primarily due to higher interim rates approved by the AEUB and customer additions in ATCO Gas, partially offset by the impact of warmer weather in ATCO Gas. Earnings for the three months ending March 31, 2002, including the impact of the sale of the Viking property, were $56.1 million.

ATCO Gas commenced the first phase of a major project to relocate natural gas meters currently inside homes to the outside. The target is to move 22,000 meters in 2003 in order to replace aging infrastructure and facilitate efficient meter reading.

In January 2003, ATCO Electric moved to a flow-through of market prices for its Regulated Rate Option customers. The "flow-through" rate is based on the actual spot market price for the energy that customers use during each billing period.

Power Generation

Revenues from the Power Generation Business Group for the three months ended March 31, 2003, increased by $41.7 million to $191.5 million. This increase was primarily due to higher prices received for electricity sold to the Alberta Power Pool and the commencement of commercial operations at the new Cory and Muskeg River generating plants. Power pool prices for the three months ended March 31, 2003, averaged $83.94 per megawatt hour, compared to average prices of $35.74 for the corresponding period in 2002. Natural gas prices for the three months ended March 31, 2003, averaged $7.76 per gigajoule, compared to average prices of $3.35 for the corresponding period in 2002.

Earnings for the three months ended March 31, 2003, increased by $5.0 million to $13.6 million. This increase was primarily due to higher prices received for electricity sold to the Alberta Power Pool.

Logistics and Energy Services

Revenues from the Logistics and Energy Services Business Group for the three months ended March 31, 2003, increased by $130.3 million to $367.6 million. This increase was primarily due to higher prices for natural gas purchased for ATCO Midstream's customers and higher natural gas liquids prices.

Earnings for the three months ended March 31, 2003, decreased by $0.7 million to $7.4 million. This decrease was primarily due to lower earnings from ATCO Frontec projects and lower earnings from storage operations, partially offset by higher earnings from natural gas liquids operations (ATCO Midstream).

ATCO Pipelines commenced commercial operation on March 31, 2003, to Calgary Energy Centre's facility that generates 250 megawatts of electricity requiring 44 terajoules per day of natural gas. In March 2003, ATCO Pipelines received a permit from the AEUB to construct a 6.8 kilometre 219 mm pipeline to deliver an incremental 50 terajoules per day to the Dow Chemical complex at Fort Saskatchewan, Alberta.

ATCO Frontec was awarded the Area Support Unit London, Ontario Maintenance contract in early 2003. The project includes the operation and maintenance of 23 properties and related Canadian Department of National Defence buildings as well as two rifle ranges.

Industrials

Revenues from the Industrials Business Group for the three months ended March 31, 2003, decreased by $23.8 million to $31.9 million and earnings for the three months ended March 31, 2003, decreased by $4.4 million to $0.8 million. These decreases were primarily due to decreased business activity in ATCO Structures and in ATCO Noise Management.

ATCO Structures' European operations completed construction of six major accommodation camps destined for various locations throughout eastern Europe and northern Africa. ATCO Structures' Australian division provided workforce accommodation for workers completing the Cross City Tunnel project in Sydney, Australia. ATCO Structures' Diboll, Texas plant delivered an office complex to the Dominican Republic to be used by the Canadian Broadcasting Corporation for coverage of the 2003 Pan American Games.

Technologies and Other Businesses

Earnings from technologies and other businesses for the three months ended March 31, 2003, increased by $0.2 million to $1.5 million. This increase was primarily due to increased business activity and reduced general and administrative expense.

ATCO I-Tek successfully passed the new electric enrollment industry-wide test. This means that our client, ATCO Electric, is the first electric distribution company in Alberta to have systems in place to provide real time customer energy use to retailers and the Alberta Power Pool.

ATCO I-Tek quickly implemented system changes and made significant adjustments in the call centre and infrastructure to enable ATCO Gas to offer a new six month budget payment option to its customers to assist with higher than normal natural gas prices.

Non-Controlling Interests

The interests of non-controlling share owners for the three months ended March 31, 2003, excluding the $32.1 million of interests of non-controlling share owners on the sale of the Viking property in 2002, increased by $6.4 million to $48.0 million. This increase was largely due to higher earnings in Canadian Utilities and higher dividends on Canadian Utilities' equity preferred shares. The interests of non-controlling share owners for the three months ended March 31, 2002, including the impact of the sale of the Viking property, were $73.7 million.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of the Corporation's wholly owned subsidiary CU Inc.

The regulatory matters disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, remain substantially unchanged, except for the following recent developments.

In August 2002, the Government of Alberta announced changes to utility legislation in order to improve the environment for retail competition in the Province. A new Electric Utilities Act and a revision to the Gas Utilities Act received Royal Assent in March 2003 and are expected to be proclaimed in force in the second quarter of 2003. Once implemented, the new legislation and regulations are expected to bring customer choice for both gas and electricity into closer alignment, as well as move toward a more consistent regulatory treatment of investor-owned and municipally-owned utilities.

In April 2003, the AEUB determined that it would proceed with a generic cost of capital hearing to focus on the possibility of establishing a standardized approach to determine the rate of return on equity and capital structure for all utilities under the jurisdiction of the AEUB. Based on the proposed proceeding schedule, the hearing will commence in November 2003. A decision from the AEUB is not expected until 2004.

Hearings for ATCO Electric's general tariff application for the 2003, 2004 and 2005 test years commenced on April 15, 2003, and are expected to be completed in May 2003. During the hearings, ATCO Electric withdrew the 2005 test year from its application in light of uncertainty around whether the equity component and return for 2005 will be determined based on the merits of its application or through the generic cost of capital proceeding.

The majority of the proceedings for ATCO Gas' general rate application for the 2003 and 2004 test years has been completed. A decision from the AEUB on the matters reviewed is expected in 2003.

In February 2003, the AEUB issued a decision approving the methodology of distributing the proceeds from the sale of the Beaverhill Lake and Fort Saskatchewan natural gas producing properties and, in March 2003, $23 million of the related sales proceeds was refunded to ATCO Gas' North division customers. The sale has no impact on earnings. Also, in March 2003, $2.5 million resulting from the AEUB approval of the final distribution service rates for ATCO Gas' North division for 2002, established in a negotiated settlement, was refunded to ATCO Gas' North division customers.

In January 2003, the AEUB issued a decision approving ATCO Pipelines' negotiated settlement of the 2001/2002 exchange deferred account deficit, which arose from the exchange mechanism utilized to deliver net producer transportation quantities sourced on the ATCO system onto the system owned by NOVA Gas Transmission Ltd. The decision approved mechanisms to collect ATCO Pipelines' South division deficit of approximately $9.2 million over a two year period and ATCO Pipelines' North division deficit of $2.3 million in 2003. The decision also provided for the recovery of carrying costs.

In February 2003, ATCO Pipelines filed a general rate application for the 2003 and 2004 test years. Hearings are scheduled to commence on June 16, 2003.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended March 31, 2003, increased by $28.4 million to $173.5 million. This increase was primarily due to higher interim rates approved by the AEUB and customer additions in ATCO Gas and increased earnings in ATCO Power, partially offset by lower earnings in the Industrials Business Group and in ATCO Midstream and ATCO Frontec and the impact of warmer weather in ATCO Gas.

In addition, in the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the sale of the Viking property, of which $20.6 million had reduced cash flow from operations.

Investing for the three months ended March 31, 2003, excluding the $106.9 million sale of the Viking property, increased by $30.9 million to $134.6 million. This increase was primarily due to the timing of payment of accounts payable in respect of investing activities and higher non-current deferred electricity costs, partially offset by lower capital expenditures. Investing for the three months ending March 31, 2002, including the impact of the sale of the Viking property, was $(3.2) million. Capital expenditures for the three months ended March 31, 2003, decreased by $38.9 million to $85.1 million. This decrease was primarily due to lower investment in power generation projects and in electric and natural gas transmission projects, partially offset by increased investment in regulated natural gas distribution projects.

During the three months ended March 31, 2003, the Corporation issued $7.8 million of long term debt, $27.0 million of non-recourse long term debt and $36.0 million of notes payable and redeemed $3.7 million of long term debt and $13.9 million of non-recourse long term debt, resulting in a net increase of $53.2 million. The deferred electricity cost obligation was reduced by $16.3 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period January 1, 2003, to March 31, 2003.

On April 17, 2003, Canadian Utilities issued 6,000,000 Cumulative Redeemable Second Preferred Shares Series X, having a dividend rate of 6.00%, at a price of $25.00 per share, for aggregate gross proceeds of $150,000,000. The net proceeds of the issue were added to the general funds of Canadian Utilities to be used for general corporate purposes including capital expenditures.

At March 31, 2003, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	**Used**	**Available**
		($ Millions)	
Long term committed	570.0	73.7	496.3
Short term committed	627.0	109.1	517.9
Uncommitted	282.7	43.7	239.0
Total	1,479.7	226.5	1,253.2

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Current and long term future income tax liabilities of $251.8 million at March 31, 2003, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future

income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2002, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class I shares. The offer will expire on May 26, 2003. As at April 24, 2003, 13,800 shares have been purchased.

BUSINESS RISKS

The business risks disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002, remain substantially unchanged, except for the following recent developments.

The water levels in the cooling pond used by Alberta Power (2000)'s Battle River generating plant have returned to normal levels. Consequently the plant is now producing electricity according to its Power Purchase Arrangement contractual requirements. Prior to the return to normal water levels, the Corporation made a force majeure claim in respect of short term curtailed plant production which was experienced during the first quarter of 2003.

April 24, 2003

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(Unaudited, Millions of Canadian Dollars except per share data)

	Note	Three Months Ended March 31 2003	2002
Revenues		**$1,415.2**	$917.1
Costs and expenses			
Natural gas supply		**719.8**	343.8
Purchased power		**76.4**	49.9
Operation and maintenance		**265.2**	216.3
Selling and administrative		**34.3**	40.0
Depreciation and amortization		**74.8**	62.8
Interest		**38.5**	39.8
Interest on non-recourse long term debt		**11.2**	8.8
Franchise fees		**46.4**	33.2
		1,266.6	794.6
		148.6	122.5
Gain on sale of Viking-Kinsella property	2	**-**	108.5
Interest and other income		**6.0**	7.3
Earnings before income taxes and non-controlling interests		**154.6**	238.3
Income taxes		**58.8**	84.7
Net earnings		**95.8**	153.6
Dividends on equity preferred shares		**2.2**	2.2
Non-controlling interests		**48.0**	73.7
Earnings attributable to Class I and Class II shares	2	**45.6**	77.7
Retained earnings at beginning of period		**904.7**	777.7
		950.3	855.4
Dividends on Class I and Class II shares		**9.5**	8.6
Direct charges		**0.4**	-
Retained earnings at end of period		**$ 940.4**	$ 846.8
Earnings per Class I and Class II share	2,3	**$ 1.53**	$ 2.61
Diluted earnings per Class I and Class II share	2,3	**$ 1.51**	$ 2.57
Dividends paid per Class I and Class II share		**$ 0.31**	$ 0.29

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	March 31 **2003**	March 31 2002	December 31 2002
ASSETS		(Unaudited)		(Audited)
Current assets				
Cash and short term investments		**$ 480.6**	$ 521.4	$ 488.8
Accounts receivable		**674.1**	333.5	497.7
Inventories		**67.4**	67.8	129.3
Income taxes recoverable		**18.7**	-	21.7
Deferred natural gas costs		**36.1**	16.3	31.2
Deferred electricity costs		**9.5**	39.3	20.7
Prepaid expenses		**32.2**	23.4	27.3
		1,318.6	1,001.7	1,216.7
Property, plant and equipment		**4,914.7**	4,602.7	4,949.2
Goodwill		**71.2**	71.2	71.2
Security deposits for debt		**24.2**	23.3	26.1
Other assets		**151.4**	144.0	140.1
		$6,480.1	$5,842.9	$6,403.3
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 16.0**	$ 18.1	$ 12.2
Accounts payable and accrued liabilities		**495.7**	492.2	497.3
Income taxes payable		**-**	52.6	-
Future income taxes		**17.0**	1.3	16.6
Notes payable		**36.0**	9.4	-
Deferred electricity cost obligation		**34.7**	-	51.0
Long term debt due within one year		**3.0**	3.3	3.8
Non-recourse long term debt due within one year		**44.1**	33.0	50.7
		646.5	609.9	631.6
Future income taxes		**234.8**	202.6	235.2
Deferred credits		**80.1**	82.0	77.5
Long term debt		**1,940.9**	1,858.4	1,936.0
Non-recourse long term debt		**955.4**	772.1	956.4
Non-controlling interests		**1,394.6**	1,186.7	1,371.8
Equity preferred shares		**150.0**	150.0	150.0
Class I and Class II share owners' equity				
Class I and Class II shares	3	**137.7**	136.7	137.7
Retained earnings		**940.4**	846.8	904.7
Foreign currency translation adjustment		**(0.3)**	(2.3)	2.4
		1,077.8	981.2	1,044.8
		$6,480.1	$5,842.9	$6,403.3

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited, Millions of Canadian Dollars)

		March 31	
	Note	**2003**	2002
Operating activities			
Earnings attributable to Class I and Class II shares		**$ 45.6**	$ 77.7
Non-cash items included in earnings:			
Depreciation and amortization		**74.8**	62.8
Future income taxes		**5.9**	(2.4)
Non-controlling interests		**48.0**	41.6
Gain on sale of Viking-Kinsella property - net of current income taxes and non-controlling interests	2	**-**	(34.6)
Other - net		**(0.8)**	-
Cash flow from operations		**173.5**	145.1
Changes in non-cash working capital		**(54.8)**	112.4
		118.7	257.5
Investing activities			
Purchase of property, plant and equipment		**(85.1)**	(124.0)
Sale of Viking-Kinsella property - net of current income taxes	2	**-**	106.9
Proceeds on disposal of other property, plant and equipment		**8.3**	6.4
Contributions by utility customers for extensions to plant		**14.1**	8.8
Non-current deferred electricity costs		**(14.1)**	8.6
Changes in non-cash working capital		**(60.2)**	(2.3)
Other		**2.4**	(1.2)
		(134.6)	3.2
Financing activities			
Change in notes payable		**36.0**	4.8
Deferred electricity cost obligation		**(16.3)**	-
Issue of long term debt		**7.8**	5.2
Issue of non-recourse long term debt		**27.0**	19.7
Repayment of long term debt		**(3.7)**	(31.0)
Repayment of non-recourse long term debt		**(13.9)**	(22.2)
Issue (purchase) of Class A shares by subsidiary		**(0.3)**	1.8
Issue (purchase) of Class I shares		**(0.3)**	0.9
Dividends paid to Class I and Class II share owners		**(9.5)**	(8.6)
Dividends paid to non-controlling interests		**(22.6)**	(19.3)
Changes in non-cash working capital		**3.2**	2.7
Other		**1.1**	6.4
		8.5	(39.6)
Foreign currency translation		**(4.6)**	(1.2)
Cash position[1]			
Increase (decrease)		**(12.0)**	219.9
Beginning of period		**476.6**	283.4
End of period		**$ 464.6**	$ 503.3

[1] Cash position is defined as cash and short term investments less current bank indebtedness, and includes $92.1 million (2002 - $77.5 million) which is only available for use in joint ventures.

ATCO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's 2002 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2002.

Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three months ended March 31, 2003 and March 31, 2002 are not necessarily indicative of operations on an annual basis.

Certain 2002 figures have been reclassified to conform to the current presentation.

2. Gain on sale of Viking-Kinsella property

In 2002, the Corporation sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments.

The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million before income taxes of $41.8 million and non-controlling interests of $32.1 million. This sale increased earnings for the three months ended March 31, 2002 by $34.6 million, earnings per share by $1.16 and diluted earnings per share by $1.14.

3. Class I and Class II shares

There are 26,299,831 (2002 – 26,244,272) Class I Non-Voting shares and 3,511,601 (2002 – 3,535,560) Class II Voting shares outstanding on March 31, 2003. In addition, there are 1,266,950 options to purchase Class I Non-Voting shares outstanding at March 31, 2003 under the Corporation's stock option plan. Subsequent to March 31, 2003, no stock options were granted; as of April 17, 2003, there were no other changes to shares outstanding or under option.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended March 31	
	2003	2002
Weighted-average shares outstanding	**29,811,869**	29,752,685
Effect of dilutive stock options	**374,408**	466,151
Weighted-average diluted shares outstanding	**30,186,277**	30,218,836

4. Stock based compensation

While the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments encourage the adoption of the fair value based method of accounting for stock options, other methods of accounting are permitted. The Corporation has chosen to retain its existing accounting policy, which is permitted by the recommendations, whereby no compensation expense is recognized upon the granting or exercise of stock options.

Had the Corporation adopted the fair value based method of accounting for stock options, there would have been no effect on reported earnings or earnings per share for the three months ended March 31, 2003 and March 31, 2002.

5. Segmented information

Three months ended **March 31, 2003** March 31, 2002	Utilities	Power Generation	Logistics & Energy Services	Industrials	Technologies and Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$ 982.8**	**$ 191.5**	**$205.5**	**$ 31.9**	**$ 3.5**	**$ -**	**$ -**	**$1,415.2**
	$ 561.2	$ 149.8	$146.8	$ 55.6	$ 3.7	$ -	$ -	$ 917.1
Revenues – intersegment	**23.8**	**-**	**162.1**	**-**	**23.2**	**2.8**	**(211.9)**	**-**
	25.0	-	90.5	0.1	22.3	2.7	(140.6)	-
Revenues	**$1,006.6**	**$ 191.5**	**$367.6**	**$ 31.9**	**$26.7**	**$ 2.8**	**$(211.9)**	**$1,415.2**
	$ 586.2	$ 149.8	$237.3	$ 55.7	$26.0	$ 2.7	$(140.6)	$ 917.1
Earnings attributable to Class I and Class II shares	**$ 22.7**	**$ 13.6**	**$ 7.4**	**$ 0.8**	**$ 1.5**	**$ (1.2)**	**$ 0.8**	**$ 45.6**
	$ 56.1	$ 8.6	$ 8.1	$ 5.2	$ 1.3	$ (2.6)	$ 1.0	$ 77.7
Total assets	**$2,561.6**	**$2,393.0**	**$873.6**	**$137.4**	**$65.5**	**$444.4**	**$ 4.6**	**$6,480.1**
	$2,503.9	$2,186.7	$836.6	$141.1	$57.2	$ 70.5	$ 46.9	$5,842.9
Allocation of goodwill	**$ 35.7**	**$ 23.1**	**$ 12.4**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 71.2**

6. Subsequent event

On April 17, 2003, the Corporation's subsidiary, Canadian Utilities Limited, issued $150.0 million of Cumulative Redeemable Second Preferred Shares Series X for cash. The dividend rate has been fixed at 6.0%.

ATCO GROUP

NewsRelease

(11)

Corporate Head Office: 1500, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release
April 28, 2003

ATCO LTD. REPORTS MARCH 2003 EARNINGS

CALGARY, Alberta – ATCO Ltd. reported earnings for the three months ended March 31, 2003 of $45.6 million ($1.53 per share). Earnings for the same three months in 2002 were $43.1 million ($1.45 per share), excluding the after-tax gain on the sale of the Viking-Kinsella property of $34.6 million ($1.16 per share). 2002 earnings in total were $77.7 million ($2.61 per share).

Earnings in the first quarter of 2003 were higher than 2002, excluding the Viking-Kinsella gain, due to increased interim rates approved by the Alberta Energy and Utilities Board and customer additions in ATCO Gas and increased earnings in ATCO Power due to higher Alberta power pool prices. These increases were partially offset by weaker operational results in ATCO Structures, ATCO Noise Management, ATCO Midstream and ATCO Frontec and the effect of warmer weather in ATCO Gas, as temperatures for 2003 were 7.0% colder than normal compared to 10.5% colder than normal for 2002.

Revenues for the three months ended March 31, 2003 were $1,415.2 million compared to $917.1 million in 2002 primarily due to the higher cost of natural gas purchased for customers on a "no margin" basis by ATCO Gas, the higher cost of power purchased for customers by ATCO Electric and higher Alberta power pool prices in ATCO Power.

.../2

Cash flow from operations was $173.5 million for the three months ended March 31, 2003 compared to $145.1 million in 2002. The higher cash flow from operations was due to increased interim rates and customer additions in ATCO Gas and higher earnings in ATCO Power. These increases were partially offset by lower earnings in ATCO Structures, ATCO Noise Management, ATCO Midstream and ATCO Frontec and the effect of warmer temperatures in ATCO Gas. In addition, ATCO Gas refunded to customers in the first quarter of 2002 a total of $405.6 million related to the Viking-Kinsella property, of which $20.6 million had reduced cash flow from operations.

ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about ATCO can be found on its website, www.atco.com.

For further information contact:

J.A. (Jim) Campbell
Senior Vice President, Finance
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance & Controller
ATCO Ltd.
(403) 292-7528



03 AUG 2? ?? 7:21

(12) (13)

April 11, 2003

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities – Prince Edward Island

Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: ATCO Ltd.

On April 11, 2003, the following material was sent by prepaid mail to registered shareholders of the above-mentioned Corporation:

1. Notice of Annual Meeting of Shareholders and Management Proxy Circular
2. 2002 Annual Report including Financial Statements as at December 31, 2002
3. Proxy
4. Business Reply Envelope

We have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document as Agent for the above-named Corporation in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Ingrid Dunn
Associate Manager
Client Relations
(403) 232-2443

cc: ATCO Ltd.
Attention: Pat Spruin





FORM OF PROXY   ATCO Ltd.

This Proxy is solicited by the Management of ATCO Ltd. for the Annual Meeting of Shareholders to be held on Wednesday, May 14, 2003.

The undersigned holder of Class II Voting Shares of ATCO Ltd. (the "Corporation") hereby appoints R.D. Southern, Chairman of the Board or, failing him, N.C. Southern, President and Chief Executive Officer or, instead of either of the foregoing, ______________________________ as proxyholder of the undersigned to attend and act on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on May 14, 2003, and at any adjournment thereof, and instructs the proxyholder:

1. To vote upon the election of the proposed nominees named in the management proxy circular for the meeting as directors of the Corporation

   VOTE FOR ☐   or   **WITHHOLD VOTE** ☐

2. To vote upon the appointment of PricewaterhouseCoopers LLP as auditor of the Corporation

   VOTE FOR ☐   or   **WITHHOLD VOTE** ☐

If no choice is specified, the proxyholder shall vote in favour of the matters set out above.

______________________________   ______________________________

Shareholder's Signature   Day / Month / Year

Notes to Proxy

1. This form of proxy is for the use of holders of Class II Voting Shares of the Corporation.
2. **A SHAREHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN ANY PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING.** This right may be exercised either by striking out the names of the persons designated in this form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy.
3. This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by management of the Corporation.
4. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of the meeting and any other matters that may properly come before the meeting.
5. Proxies submitted must be received by 5:00 p.m., Mountain Daylight Time on May 12, 2003.

ATCO



MANAGEMENT PROXY CIRCULAR

SECTION 1 VOTING INFORMATION

Solicitation of Proxies

This management proxy circular is furnished in connection with the solicitation by the management of ATCO LTD. (the "Corporation") of proxies to be used at the annual meeting of shareholders of the Corporation and at any adjournment thereof, for the purposes set forth in the accompanying notice. The cost of solicitation by management will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Corporation. A shareholder entitled to vote at the meeting may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, other than the persons designated in the accompanying form of proxy, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. This right may be exercised either by striking out the names of the persons designated in the accompanying form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy. A shareholder desiring to be represented at the meeting by a proxyholder must deposit a proxy with the Corporation at the address set forth in the accompanying notice not later than 5:00 p.m. Mountain Daylight Time on Monday, May 12, 2003.

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing with the Corporation, c/o CIBC Mellon Trust Company, P.O. Box 12005 Stn BRM B, Toronto, Ontario M7Y 2K5, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the meeting on the day of the meeting or any adjournment thereof.

Exercise of Discretion by Proxyholders

The persons named in the accompanying form of proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholders appointing them on any ballot that may be called for. **In the absence of such instructions, all of such shares will be voted in favour of the election of the directors and the appointment of the auditor as described in this circular.** The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to any amendments to matters identified in the notice of the meeting and other matters that may properly come before the meeting. The management of the Corporation is not aware of any such amendments or other matters. If any such amendments or matters should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

Class II Voting Shares and Principal Holders

The Class II Voting Shares of the Corporation are the only shares entitled to be voted at the meeting. As at March 12, 2003, there were 3,511,601 Class II Voting Shares outstanding. Each Class II Voting Share entitles the holder thereof to one vote at the meeting.

The record date for the meeting is April 4, 2003. Holders of Class II Voting Shares whose names are entered in the applicable register at the close of business on that date will be entitled to receive notice of and to attend and vote at the meeting, provided that if a shareholder transfers the ownership of any shares after such date and the transferee of those shares establishes ownership of the shares and demands, not later than 10 days before the meeting, to be included in the list of shareholders eligible to vote at the meeting, then such transferee will be entitled to vote those shares at the meeting.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns or exercises control or direction over shares of the Corporation carrying more than 10% of the votes attached to the shares of the Corporation is R.D. Southern. R.D. Southern beneficially owns 1,000 Class II Voting Shares of the Corporation and is the controlling shareholder of Sentgraf Enterprises Ltd., which owns 2,861,880 Class II Voting Shares. These combined shareholdings represent 81% of the outstanding Class II Voting Shares.

Class I Non-Voting Shares

The holders of the Class I Non-Voting Shares of the Corporation are entitled to receive notice of the meeting and to attend and participate in discussions at the meeting, but are not entitled to vote at the meeting.

Each Class II Voting Share may be converted into one Class I Non-Voting Share at any time at the shareholder's option. In the event an offer to purchase Class II Voting Shares is made to all holders of Class II Voting Shares and is accepted and taken up by the holders of a majority of such shares pursuant to such offer, and provided an offer is not made to the holders of Class I Non-Voting Shares on the same terms and conditions, the Class I Non-Voting Shares shall be entitled to the same voting rights as the Class II Voting Shares. The two classes of shares rank equally in all other respects.

SECTION 2 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the year ended December 31, 2002, form part of the 2002 annual report, which is being mailed to shareholders with this management proxy circular. Additional copies of the 2002 annual report may be obtained from the Vice President, Human Resources and Corporate Secretary upon request and will be available at the meeting.

ELECTION OF DIRECTORS

The management of the Corporation, on behalf of the Corporate Governance - Nomination, Succession and Compensation Committee, proposes to nominate, and the persons named in the accompanying form of proxy intend to vote for the election as directors of the Corporation, the persons whose names are set forth below. The management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director. Each director elected will hold office until the close of the next annual meeting of shareholders of the Corporation.

All of the nominees are now directors and have been for the periods indicated.

Name and principal occupation	Period served as a director	Shares of the Corporation and its subsidiaries beneficially owned or controlled [(1)]
W.L. Britton, Q.C. [(2) (5)] Partner, Bennett Jones LLP (barristers and solicitors)	1975 to date	5,114 Class I Non-Voting and 3,935 Class II Voting Shares of the Corporation; 1,000 Class A non-voting shares of Canadian Utilities Limited
B.P. Collomb Chairman and Chief Executive Officer, Lafarge S.A. (building materials company)	1999 to date	200 Class II Voting Shares of the Corporation
B.P. Drummond [(2) (3) (4)] Corporate Director	1968 to date	3,800 Class I Non-Voting and 4,800 Class II Voting Shares of the Corporation
B.K. French [(2) (3) (4) (5)] President, Karusel Management Ltd. (property management and management consultants)	1982 to date	8,400 Class I Non-Voting and 3,900 Class II Voting Shares of the Corporation; 700 Class A non-voting and 350 Class B common shares and 1,000 Series W Second Preferred Shares of Canadian Utilities Limited
H.E. Joudrie Corporate Director	1999 to date	2,000 Class A non-voting shares of Canadian Utilities Limited
Rt. Hon. D.F. Mazankowski, P.C., O.C., D.Eng., LL.D. Business Consultant and Corporate Director	1999 to date	500 Class I Non-Voting and 500 Class II Voting Shares of the Corporation; 650 Class B common shares of Canadian Utilities Limited
H.M. Neldner [(3) (4)] Corporate Director	1997 to date	8,000 Class I Non-Voting Shares and 2,000 Series 3 Preferred Shares of the Corporation; 1,500 Class A non-voting shares and 1,500 Series W Second Preferred Shares of Canadian Utilities Limited
N.C. Southern President and Chief Executive Officer of the Corporation and Canadian Utilities Limited	1989 to date	1,400 Class I Non-Voting and 12,650 Class II Voting Shares of the Corporation; 925 Class A non-voting and 1,070 Class B common shares of Canadian Utilities Limited
R.D. Southern, C.B.E., C.M., LL.D. [(6)] Chairman of the Board of the Corporation and Canadian Utilities Limited	1965 to date	5,417,143 Class I Non-Voting and 2,862,880 Class II Voting Shares of the Corporation; 15,702 Class A non-voting and 72,402 Class B common shares and 20,000 Series Q Second Preferred Shares and 320,000 Series W Second Preferred Shares of Canadian Utilities Limited
L.C. van Wachem, K.B.E. Chairman of the Board of Directors, Zurich Financial Services	1993 to date	-
C.W. Wilson [(4)] Corporate Director	2002 to date	5,000 Class A non-voting shares of Canadian Utilities Limited

Notes:

(1) The information as to shares beneficially owned or controlled has been furnished by the nominees.
(2) Member of the Corporate Governance – Nomination, Succession and Compensation Committee.
(3) Member of the Audit Committee.
(4) Member of the Risk Review Committee.
(5) Member of the Crisis Management Committee.
(6) An associate of R.D. Southern, other than Sentgraf Enterprises Ltd., owns 1,648 Class I Non-Voting and 824 Class II Voting Shares of the Corporation. Shares held by this associate are not included in the shareholdings of R.D. Southern.

APPOINTMENT OF AUDITOR

The persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation. Price Waterhouse, the predecessor of PricewaterhouseCoopers LLP, was first appointed as the auditor of the Corporation in 1963.

Auditor's Fees

The aggregate fees incurred by the Corporation and its subsidiaries for professional services provided by PricewaterhouseCoopers LLP in 2002 and 2001 were as follows:

Description	2002	2001
Audit	$1,458,000	$1,278,000
Audit Related	$254,000	$398,000
Taxation	$421,000	$389,000
Software Implementation	$968,000	$1,225,000
Other	$148,000	$718,000

Software implementation commenced in 2001 and was completed in 2002.

To ensure the independence of the auditor, the Corporation has a non-audit services policy that prohibits the external auditor from providing specified non-assurance services to the Corporation and its subsidiaries.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation and its subsidiaries. The determinations and recommendations of the Audit Committee are presented to the Board, which has ultimate responsibility for determining the annual audit fees and ensuring the continuing independence of the auditor.

SECTION 3 COMPENSATION AND OTHER INFORMATION

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out information concerning the compensation during the last three fiscal years of the Chief Executive Officers of the Corporation and the four other executive officers of the Corporation and its subsidiaries employed at December 31, 2002, who had the highest individual aggregate salary and bonuses during 2002 (the "Named Executive Officers"). This information reflects all compensation received by the Named Executive Officers from the Corporation and its subsidiaries, including without limitation Canadian Utilities Limited and all of its subsidiaries, for their services as executive officers in all capacities.

Name and Principal Occupation	Year Ended Dec. 31	Annual Compensation			Long Term Compensation Awards	
		Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options/SARs Granted (#)	All Other Compensation Excepting Options/SARs[2] ($)
R.D. Southern[3]	2002	964,404	72,330	Nil	Nil/Nil	Nil
Co-Chairman of the	2001	964,404	867,964	Nil	Nil/Nil	Nil
Board and Chief Executive Officer	2000	964,404	655,795	Nil	40,000/Nil	Nil
N.C. Southern[3]	2002	700,000	35,000	Nil	Nil/Nil	Nil
Co-Chairman of the	2001	700,000	420,000	Nil	Nil/Nil	Nil
Board and Chief Executive Officer	2000	600,000	408,000	Nil	40,000/Nil	Nil
C.O. Twa[4]	2002	600,000	36,000	Nil	Nil/Nil	Nil
President and Chief	2001	600,000	432,000	Nil	Nil/Nil	Nil
Operating Officer	2000	580,000	394,400	Nil	Nil/Nil	Nil
J.A. Campbell[5]	2002	475,000	23,750	Nil	Nil/Nil	Nil
Senior Vice President,	2001	475,000	285,000	Nil	Nil/Nil	Nil
Finance and Chief Financial Officer	2000	435,000	295,800	Nil	10,000/Nil	Nil
G.K. Bauer	2002	375,000	Nil	Nil	Nil/Nil	Nil
Managing Director,	2001	375,000	187,500	Nil	Nil/Nil	Nil
Power Generation Business Group	2000	347,500	347,500	Nil	5,000/Nil	Nil
M.M. Shaw	2002	300,000	247,500	Nil	Nil/Nil	13,500[6]
Managing Director,	2001	300,000	300,000	Nil	Nil/Nil	13,500[6]
Logistics and Energy Services Business Group	2000	260,000	260,000	Nil	10,000/Nil	13,500[6]

Notes:

(1) The value of perquisites and other personal benefits received by each Named Executive Officer was less than the lesser of \$50,000 and 10% of the total of his or her annual salary and bonus.

(2) Amounts realized in respect of options and share appreciation rights exercised in 2002 are disclosed under "Aggregated Option/SAR Exercises During 2002 and Year-End Option/SAR Values".

(3) In 2002, each of R.D. Southern and N.C. Southern also served as Co-Chairman of the Board and Chief Executive Officer of Canadian Utilities Limited. Effective January 1, 2003, R.D. Southern was appointed Chairman of the Board and N.C. Southern was appointed President and Chief Executive Officer.

(4) C.O. Twa also served as President and Chief Operating Officer of Canadian Utilities Limited. Mr. Twa retired effective January 1, 2003.

(5) J.A. Campbell also serves as Senior Vice President, Finance and Chief Financial Officer of Canadian Utilities Limited.

(6) Represents the amount contributed by Canadian Utilities Limited to M.M. Shaw's defined contribution pension.

Option/SAR Grants During 2002

There were no grants of options to purchase or acquire securities of the Corporation or any of its subsidiaries or grants of share appreciation rights ("SARS") to any of the Named Executive Officers in 2002.

Aggregated Option/SAR Exercises During 2002 and Year-End Option/SAR Values

The following table sets out information regarding the exercise of options and SARs during 2002 by each of the Named Executive Officers and the financial year-end value of unexercised options and SARs on an aggregate basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2002 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at December 31, 2002 ($) Exercisable/Unexercisable
R.D. Southern	Nil	Nil	293,750/,10,000 (1) 90,250/10,000 (2) 260,850/10,000 (3) 73,600/10,000 (4)	5,339,568/64,800 (1) 1,330,423/64,800 (2) 4,945,091/50,000 (3) 909,968/50,000 (4)
N.C. Southern	30,000 (5) 58,000 (6)	1,101,600 1,546,260	133,000/37,000 (1) 58,000/5,000 (2) 64,600/37,400 (3) 26,000/5,000 (4)	2,146,230/181,120 (1) 903,960/32,400 (2) 749,336/417,304 (3) 226,780/25,000 (4)
C.O. Twa	Nil	Nil	7,800/2,800 (1) 5,000/Nil (2) 8,400/4,000 (3) 5,000/Nil (4)	109,996/13,496 (1) 96,500/Nil (2) 151,982/49,068 (3) 105,650/Nil (4)
J.A. Campbell	24,000 (7) 24,000 (8)	713,930 580,040	40,300/10,200 (1) 35,000/5,000 (2) 40,300/10,200 (3) 35,000/5,000 (4)	443,726/56,084 (1) 419,100/32,400 (2) 481,511/79,024 (3) 416,950/25,000 (4)
G.K. Bauer	Nil	Nil	34,400/4,600 (1) 30,000/Nil (2) 19,400/4,600 (3) 15,000/Nil (4)	684,308/33,122 (1) 655,800/Nil (2) 384,498/52,362 (3) 328,830/Nil (4)
M.M. Shaw	Nil	Nil	12,950/4,100 (1) 20,000/Nil (2) 8,650/4,100 (3) 14,000/Nil (4)	245,964/30,712 (1) 531,050/Nil (2) 149,641/44,577 (3) 352,700/Nil (4)

Notes:

(1) Options to acquire Class I Non-Voting Shares of the Corporation.
(2) Share appreciation rights based on Class I Non-Voting Shares of the Corporation.
(3) Options to acquire Class A non-voting shares of Canadian Utilities Limited.
(4) Share appreciation rights based on Class A non-voting shares of Canadian Utilities Limited.
(5) Represents the exercise of 15,000 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 15,000 share appreciation rights of the Corporation.
(6) Represents the exercise of 34,000 options to acquire Class A non-voting shares of Canadian Utilities Limited and the exercise of 24,000 share appreciation rights of Canadian Utilities Limited.
(7) Represents the exercise of 12,000 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 12,000 share appreciation rights of the Corporation.
(8) Represents the exercise of 12,000 options to acquire Class A non-voting shares of Canadian Utilities Limited and the exercise of 12,000 share appreciation rights of Canadian Utilities Limited.

Pension and Retirement Arrangements

Canadian Utilities Limited Pension Plan

The Named Executive Officers participate in The Retirement Plan for Employees of Canadian Utilities Limited and Participating Companies (the "Plan"). As at December 31, 2002, the years of credited service under the Plan for the Named Executive Officers were as follows: N.C. Southern - 7.0, C.O. Twa - 43.5, J.A. Campbell - 13.17, G.K. Bauer - 30.17, M.M. Shaw - 16.0. R.D. Southern and C.O. Twa are receiving pensions from the Plan.

Canadian Utilities Limited has also undertaken to provide J.A. Campbell, G.K. Bauer and M.M. Shaw pensions under a supplemental arrangement to compensate for limitations on defined benefit pension benefits or on defined contribution pension contributions imposed by the Income Tax Act. The supplemental arrangement, when included with the pension payable under the Plan, the estimated Canada Pension Plan ("CPP") integration amount, and any amounts payable under pension plans or supplemental arrangements of the affiliates of Canadian Utilities Limited, provides a pension based on 2% of the average salary, excluding bonuses, during the last five years of employment multiplied by the number of years of credited service up to a maximum of 35 years. C.O. Twa is receiving a pension under this supplemental arrangement.

ATCO Structures Inc. Pension Plan

J.A. Campbell and M.M. Shaw are inactive participants in the ATCO Structures Inc. registered pension plan, with accrued years of credited service of 24.58 and 7 years, respectively, and are entitled to estimated annual pension benefits of $42,332 and $12,056, respectively. J.A. Campbell ceased accruing further credited service under this plan on October 1, 1993, and M.M. Shaw ceased accruing further credited service under this plan on April 1, 1991. R.D. Southern is receiving a pension from the plan.

ATCO Structures Inc. has undertaken to provide J.A. Campbell and M.M. Shaw a pension under a supplemental arrangement which, when included with the pension payable under the registered plan, the estimated CPP integration amount, and the Plan, provides a pension based on 2% of the average salary, excluding bonuses, during the last five years of employment multiplied by the number of years of credited service up to a maximum of 35 years.

Pension Plan Table

The following table sets forth the annual pension payable to J.A. Campbell, G.K. Bauer and M.M. Shaw at normal retirement age 65, inclusive of all registered pension plans and supplemental arrangements and the estimated CPP integration amount.[1]

Remuneration	**Years of Service**				
$	**15**	**20**	**25**	**30**	**35**
200,000	60,000	80,000	100,000	120,000	140,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000

(1) For purposes of the supplemental arrangement, the calculation of annual pension payable assumes that the amount payable under the registered pension plan is the same regardless of whether a participant elects the defined benefit or defined contribution provisions of the pension plan. For participants of the defined contribution provisions, the actual pension payable at retirement will vary depending on the value of their investment account at retirement.

Employment Agreements

The Corporation has an employment agreement with N.C. Southern extending to February 1, 2004, and continuing from year to year thereafter, and had a similar agreement with R.D. Southern until his retirement on December 31, 2002. The amount of salary and the value of benefits paid under these agreements have been included in the Summary Compensation Table above. Employment of the executive officer may be terminated by the Corporation on notice equal to the greater of two years and the remaining term of the agreement or payment in lieu of notice, and may be terminated by the executive officer on 90 days notice.

Pursuant to his employment agreement with the Corporation, R.D. Southern is receiving a pension of 90% of the average of the highest 5 years of income, including salary and bonuses, during the last 10 years of employment prior to his retirement on December 31, 2002.

Pursuant to her employment agreement with the Corporation, N.C. Southern is eligible upon retirement to receive a pension of 70% of the average of the highest 5 years of income, including salary and bonuses, during the last 10 years of employment prior to retirement.

The pensions payable to R.D. Southern and N.C. Southern under their employment agreements are inclusive of the pensions payable under the Plan.

N.C. Southern's employment agreement provides for the payment of certain benefits upon the death or total disability of the executive officer prior to retirement or termination. The amount of such benefits is based on the executive officer's salary and is determined in accordance with formulas that take into account amounts payable to the executive officer under the group life insurance policies and disability income programs of the Corporation.

Composition of the Corporate Governance – Nomination, Succession and Compensation Committee

The Corporate Governance - Nomination, Succession and Compensation Committee of the Board of Directors (the "Committee") is responsible for determining the compensation of executive officers. The members of the Committee are W.L. Britton, B.P. Drummond and B.K. French.

Report on Executive Compensation

The compensation programs of the Corporation and its subsidiaries are designed to reward performance and to be competitive with the compensation arrangements of other North American companies of similar size and scope of operations. These compensation programs emphasize incentive-based compensation and are an ongoing attempt to closely align the interests of officers and shareholders. A significant portion of overall compensation is tied to corporate performance and is paid only in the event that net earnings, after tax and payment of any bonuses, exceed prescribed targets. Each executive officer position is evaluated to establish skill requirements and level of responsibility. This evaluation provides a basis for internal and external comparisons of positions. While the Committee does review information from other corporations and published data, and from time to time retains independent compensation consultants to undertake market comparisons and provide advice on developing appropriate compensation programs, the Committee has not done so with a view to setting compensation at a specific level relative to those comparator groups. This market data is simply one piece of information taken into consideration by the Committee. Generally, the Committee does not apply a set "weighting" to each of these factors; rather, it considers them in totality, together with any other considerations it determines relevant, in making its compensation decisions.

Components of Compensation

Executive officer compensation is comprised of (i) salary (ii) bonus and (iii) stock options and/or share appreciation rights and other incentives.

Salary

Base salary ranges are generally determined following a review of market data for similar positions in corporations of comparable size and scope of operations. The salary for each executive officer position is then determined having regard to the incumbent's responsibilities, individual performance factors, overall corporate performance, years of service, potential for advancement, performance reviews by immediate superiors, and the assessment of the Committee of such matters as presented by management.

Bonus Plans

N.C. Southern and J.A. Campbell participate in an executive bonus plan in which the amount of bonus earned for a financial year is based on a percentage of the officer's salary and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of the Corporation achieved in such year. No bonus is payable if earnings are not increased over the previous year. The bonus is payable only if net earnings, after tax and the payment of bonuses, meet or exceed prescribed earnings targets set at the beginning of each financial year. R.D. Southern and C.O. Twa participated in this plan until their retirement.

G.K. Bauer and M.M. Shaw participate in a bonus plan that provides for the payment of annual bonuses, which are dependent upon the achievement of prescribed earnings targets set at the beginning of each financial year. The amount of bonus earned for a financial year is based on a percentage of the officer's salary and on the earnings attributable to the officer's business group and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of the Corporation, each of which must meet or exceed the prescribed targets. No bonus is payable if consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of the Corporation are not increased over the previous year.

Stock Option and Share Appreciation Rights Plans

The Corporation has a stock option plan under which 2,550,000 Class I Non-Voting Shares are reserved for issuance in respect of options. The Committee, together with the Chairman of the Board, may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted options to purchase Class I Non-Voting Shares at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of grant.

In addition to the stock option plan, the Corporation has a share appreciation rights plan. The Committee, together with the Chairman of the Board, may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted share appreciation rights based on the Class I Non-Voting Shares. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of grant. The holder is entitled on exercise to receive a cash payment from the Corporation equal to any increase in the market price of the Class I Non-Voting Shares over the base value of the share appreciation rights exercised. The base value is equal to the weighted average of the trading price of the Class I Non-Voting Shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant.

Canadian Utilities Limited has a stock option plan under which 3,200,000 Class A non-voting shares are reserved for issuance in respect of options. The Corporate Governance - Nomination, Succession and Compensation Committee of Canadian Utilities Limited, together with the Chairman of the Board, may designate directors, officers and key employees of Canadian Utilities Limited and its subsidiaries to be granted options to purchase Class A non-voting shares of Canadian Utilities Limited at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of the grant. Canadian Utilities Limited also has a share appreciation rights plan similar to the Corporation's plan.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is determined by the same procedures used to develop compensation arrangements for other executive officers. The Committee annually reviews the performance of the Chief Executive Officer with respect to the leadership of the Corporation based on a number of qualitative and quantitative factors including implementing the strategic direction and achieving objectives and financial goals for the ATCO Group.

Submitted by the Corporate Governance - Nomination, Succession and Compensation Committee:

W.L. Britton, Chairman
B.P. Drummond
B.K. French

Report on Directors' Compensation

In 2002, non-employee directors of the Corporation were paid an annual retainer of $70,000 for acting as directors and $2,000 for attending each meeting of the Board or $800 for attending a meeting of the Board the purpose of which was to approve routine administrative or perfunctory matters where the nature of the discussion would be brief. The Corporation's lead director, W.L. Britton, received an additional amount of $175,000 and B.K. French, who also served as a lead director for the first quarter of 2002, received an additional $25,000.

The lead directors participated in a bonus plan which provides for the payment of an annual bonus dependent upon the achievement of prescribed earnings targets set at the beginning of each financial year. The bonus payable for a financial year is based on a percentage of the annual lead director's retainer and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of the Corporation, which must meet or exceed the prescribed targets. No bonus is payable if earnings are not increased over the previous year. In 2002, W.L. Britton received $105,000 and B.K. French received $60,000.

The Chairman and members of the Audit Committee received annual retainers of $10,000 and $5,000, respectively. A meeting fee of $800 is payable only for attendance at more than five Audit Committee meetings annually.

The Chairmen of the Corporate Governance - Nomination, Succession and Compensation Committee and the Risk Review Committee were paid annual retainers of $5,000 and the members of these committees (including the Chairmen) were paid a meeting fee of $800.

From time to time, the Board forms ad hoc committees to undertake special initiatives. The Chairman and members of any such ad hoc committees receive such fees as may be determined when any such ad hoc committees are appointed. Ad hoc committees did not meet in 2002.

The Rt. Hon. D.F. Mazankowski, a director of the Corporation, has a consulting arrangement with Canadian Utilities Limited, a subsidiary of the Corporation. Mr. Mazankowski received $50,000 in 2002 pursuant to this arrangement.

The Corporation has undertaken to provide certain non-employee directors with a retiring allowance calculated in accordance with the following table.

Years of Service	Multiple of Annual Retainer
0 to 5	1
6 to 10	2
11 to 15	3
16 to 20	4
21 to 25	5
26 to 30	6
31 to 35	7

During 2002 there were no retiring allowances paid to non-employee directors.

In 2002, pursuant to the Corporation's stock option plan, one non-employee director of the Corporation received options to purchase 10,000 Class I Non-Voting Shares exercisable at $53.46 per share. During 2002, the aggregate net value realized by two non-employee directors on the exercise of stock options and share appreciation rights was $846,224.

Performance Graph

The graph below compares the five-year cumulative return on the Class I Non-Voting Shares and Class II Voting Shares of the Corporation (assuming reinvestment of dividends) with the cumulative total return of the S&P/TSX Composite Index.

Five Year Total Return on $100 Investment


$160
$150
$140
$130
$120
$110
$100
$90

	1997	1998	1999	2000	2001	2002
Class I Non-Voting	100	117	122	146	150	141
Class II Voting	100	117	126	151	155	147
S&P/TSX Composite	100	98	130	139	122	107

CORPORATE GOVERNANCE

The Board of Directors of the Corporation views effective corporate governance as an essential element for the ongoing well being of the Corporation and its shareholders. The Corporation strives to ensure that its corporate governance practices provide for effective stewardship of the Corporation and evaluates its practices on an ongoing basis. Except as otherwise indicated in the Statement of Corporate Governance Practices, the corporate governance practices of the Corporation comply with the Guidelines of the Toronto Stock Exchange. The Corporation's Statement of Corporate Governance Practices is attached to this management proxy circular as Schedule A. Additional information regarding the Corporation's Board and its committees is set forth below.

The Board of Directors generally meets five times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere which encourages participation and independence. In addition to regularly scheduled board and committee meetings, the directors annually attend a comprehensive four-day strategy session. Information regarding the number of board and committee meetings held in 2002 is attached as Schedule B.

During 2002, R.D. Southern and N.C. Southern served as Co-Chairmen of the Board and Chief Executive Officers. Effective January 1, 2003, R.D. Southern was appointed Chairman of the Board of the Corporation and N.C. Southern was appointed President and Chief Executive Officer. The Corporation is the successor to a corporation which commenced business in 1947 and was founded by R.D. Southern and his father, Mr. S.D. Southern. As a founder of the Corporation and a significant shareholder, R.D. Southern is closely identified with the Corporation by industry participants, the investment community and the Corporation's shareholders. The Corporation's business approach, strategies, practices and culture have developed and evolved under Mr. Southern's leadership.

Board Committees

The Board of Directors of the Corporation has four committees: the Audit Committee, Corporate Governance - Nomination, Succession and Compensation Committee, Risk Review Committee, and Crisis Management Committee. The Board of Directors annually appoints committee members and reviews and approves the committee mandates. The Corporation does not have an executive committee. In addition, from time to time, ad hoc committees of the Board are appointed to consider matters such as related party transactions and other issues of importance to the Board and the Corporation.

Audit Committee

Chairman: B.P. Drummond
Members: B.K. French, H.M. Neldner

The Audit Committee is responsible for the oversight of the quality and integrity of the accounting, auditing, internal audit functions and controls, management information systems and reporting practices of the Corporation. The Audit Committee oversees the performance and compensation of the external auditor.

Corporate Governance – Nomination, Succession and Compensation Committee

Chairman: W.L. Britton
Members: B.P. Drummond, B.K. French

The Corporate Governance – Nomination, Succession and Compensation Committee is responsible for succession planning and, in conjunction with the President and Chief Executive Officer, assessing the performance of officers and determining executive compensation. The Committee reviews committee mandates prior to their submission to the Board and is responsible for identifying and recommending potential candidates for the Board.

Risk Review Committee

Chairman: H.M. Neldner
Members: B.P. Drummond, B.K. French, C.W. Wilson

The Risk Review Committee reviews significant risks identified by management which could materially affect the Corporation's ability to achieve its strategic or operational targets and which are associated with future performance, growth and lost opportunities. The Committee is responsible for ensuring that management has procedures in place to mitigate identified risks.

Crisis Management Committee

Chairman: W.L. Britton
Member: B.K. French

The Crisis Management Committee is responsible for the monitoring of an effective response to crisis situations which may affect the Corporation's employees, business affairs, the environment or the public.

ADDITIONAL INFORMATION

Additional information regarding the business of the Corporation is contained in the Corporation's annual information form dated February 27, 2003. Additional financial information is provided in the Corporation's comparative consolidated financial statements and the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2002, which are contained in the Corporation's 2002 annual report. Copies of these documents and additional copies of this management proxy circular may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

Corporate information is also available on the Corporation's website: www.atco.com

Directors' Approval

The Board of Directors of the Corporation has approved the contents and the sending of this management proxy circular.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 12th day of March, 2003.

[signed]
N.C. Southern
President and Chief Executive Officer

[signed]
J.A. Campbell
Senior Vice President, Finance
and Chief Financial Officer

SCHEDULE A STATEMENT OF CORPORATE GOVERNANCE PRACTICES

	TSX Guideline	ATCO Ltd. Governance Practice
1.	The board should explicitly assume responsibility for stewardship of the Corporation, and specifically for	• The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation. The Board is responsible for the stewardship of the Corporation and generally directs the business and affairs of the Corporation through consultation with management and the delegation of responsibilities to management and committees of the Board.
a)	Adoption of a strategic planning process	• The Board of Directors, in conjunction with management, develops the overall strategy and long-term objectives of the Corporation. The Board also considers and, if appropriate, approves, with such revisions as it may require, business plans, budgets, corporate objectives and recommended courses of action which have been presented by management. Significant business activities, actions and communications proposed to be taken or submitted by the Corporation are subject to Board approval. • The Board of Directors conducts an annual four to five day comprehensive strategy session with senior management at which the Board reviews and assesses the performance of the Corporation and its subsidiaries, reviews business plans, sets short-term and long-term objectives and discusses and implements strategies to meet these objectives.
b)	Identification of principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks	• The Board of Directors is responsible for identification of principal business risks and implementation of appropriate systems to manage these risks. • The Board, through the Risk Review Committee, is responsible for reviewing areas of risk identified by management as being relevant to the Corporation and ensuring that management has procedures in place to mitigate identified risks. • The Risk Review Committee regularly reports to the Board.
c)	Succession planning, including appointing, training and monitoring senior management	• The Board of Directors, through the Corporate Governance – Nomination, Succession and Compensation Committee, is responsible for succession planning, including appointing, professional development planning and monitoring the performance of officers.
d)	Communications policy	• The Chairman of the Board, the President and Chief Executive Officer, and the Senior Vice President, Finance and Chief Financial Officer communicate with and respond to shareholders and the media at the annual meeting of the Corporation and on an ongoing basis, as circumstances require. The Vice President, Human Resources and Corporate Secretary is responsible for communicating with shareholders and responding to shareholder concerns on an ongoing basis. • The Board reviews and approves the contents of major disclosure documents, including the annual report, the annual information form, the annual management's discussion and analysis and the management proxy circular. Procedures are in place to ensure effective, timely and non-selective disclosure to the shareholders and the public.
e)	Integrity of internal control and management information systems	• The Board of Directors, through the Audit Committee, is responsible for ensuring the Corporation has implemented appropriate systems of internal control and that these systems are operating effectively.

	TSX Guideline	ATCO Ltd. Governance Practice
2.	Majority of directors should be "unrelated" (independent from management and free from actual or perceived conflicts of interest)	• Eight of the eleven Directors proposed for election to the Board of Directors are unrelated. • The Corporation is controlled by R.D. Southern, who is a significant shareholder within the meaning of the Guidelines. The Directors believe that all of the unrelated Directors are free from any interests in or relationships with the Corporation and the significant shareholder, as contemplated by the Guidelines, and that, as a result, the investment in the Corporation by the shareholders other than the significant shareholder is fairly reflected. • Although the Board considers independence from the significant shareholder as a factor in assessing the qualifications of potential candidates, the Board's objectives are to ensure a balance of expertise and that the Directors are the most qualified candidates available and are selected on the basis of their overall qualifications and ability to contribute to the effective governance of the Corporation. All of the Directors of the Corporation make a valuable contribution to the Board, the Corporation and its shareholders, including minority shareholders, and the Directors are at all times mindful of the interests of the minority shareholders.
3.	The board has responsibility for applying the definition of "unrelated" director to each individual director and for disclosing annually the analysis of the application of the principles supporting this conclusion	• Three Directors are related within the meaning of the Guidelines. Two Directors are related because they are executive officers of the Corporation and one may be considered to be related because he is a partner of a firm which is compensated for legal services provided to the Corporation. • Although these Directors are considered to be related Directors as defined by the Guidelines, these Directors, like all Directors, are required by law at all times to act in good faith with a view to the best interests of the Corporation and its shareholders. As is the case with unrelated Directors, these Directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in the appropriate circumstances. Their extensive knowledge of the Corporation's business is extremely beneficial to the other Directors and the Corporation and their participation as Directors is an important element in the overall effectiveness of the Board.
4.	The board should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis	• The Corporate Governance – Nomination, Succession and Compensation Committee is composed of three non-management Directors, one of whom is a related Director and two of whom are unrelated Directors. The Committee, in conjunction with the Chairman of the Board and the President and Chief Executive Officer, is responsible for identifying and recommending potential candidates for the Board.
5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors	• The Corporate Governance – Nomination, Succession and Compensation Committee periodically reviews the overall profile of the Board of Directors to ensure that it includes members with a reasonable diversity of experience, backgrounds, skills and geographic representation and reviews the committees and their mandates, making appropriate recommendations as required. This Committee assesses the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors.

	TSX Guideline	ATCO Ltd. Governance Practice
6.	The Corporation should provide an orientation and education program for new directors	• Newly elected non-incumbent Directors participate in an orientation and education program during which they are briefed about all aspects of the Corporation's operations by senior management of the Corporation and its subsidiaries.
7.	The board should examine its size with a view to determining the impact upon effectiveness and should undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making	• The Corporate Governance – Nomination, Succession and Compensation Committee meets at least once a year to review the size of the Board of Directors and makes recommendations to the Board when it believes a change in size would be in the best interests of the Corporation.
8.	The board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director	• The Corporate Governance – Nomination, Succession and Compensation Committee is responsible for assessing the compensation of Directors and making recommendations to the Board.
9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated	• Each committee of the Board of Directors is composed exclusively of outside Directors, and the majority of Directors on each committee (other than the Crisis Management Committee) are unrelated. One related Director is a member of the Corporate Governance – Nomination, Succession and Compensation Committee and the Crisis Management Committee. His participation is an important element of the effectiveness of the committees.
10.	The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues	• The Corporation considers corporate governance to be the ongoing responsibility of all Board members, however, the Corporate Governance – Nomination, Succession and Compensation Committee specifically addresses corporate governance issues as the need arises.
11.	The board, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, involving the definition of the limits to management's responsibilities	• The Board of Directors has a legal responsibility to manage the business and affairs of the Corporation. While the Board and the Chief Executive Officer do not have formal written position descriptions, the Corporation and its operating subsidiaries have a number of written policies and governance practices that guide officers, including the Chief Executive Officer, in the discharge of their responsibilities. These include limits on officers' spending authority and requirements for Board approval for the commencement of new businesses or entry into new geographic markets.
	The board should approve or develop the corporate objectives which the chief executive officer is responsible for meeting	• The Board of Directors is responsible for developing the strategic planning process, direction and objectives of the Corporation. The Board expects the Chief Executive Officer and management to provide on a regular basis all information required to properly assess the ongoing performance of the Corporation.

	TSX Guideline	ATCO Ltd. Governance Practice
12.	The board should have in place appropriate structures and procedures to ensure that it can function independently of management	• The Corporation has a lead director who is responsible for ensuring the Board functions independently, acting as required by law and in the best interests of all shareholders. • As deemed necessary, the Board of Directors and committees of the Board conduct meetings or portions of meetings without the presence of management.
13.	The audit committee should be composed only of outside directors	• The Audit Committee is composed of three outside Directors, all of whom are unrelated.
	The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties	• The Audit Committee is responsible for reviewing the Corporation's financial reporting procedures, internal controls and management information systems and the performance of the Corporation's external auditor. The Committee is also responsible for reviewing and recommending approval to the Board of annual financial statements, the annual management's discussion and analysis and the annual information form, and for reviewing quarterly financial statements and quarterly management's discussion and analysis.
	The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate	• The Audit Committee meets separately with the internal and external auditors to discuss and review issues as appropriate.
	The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so	• The Audit Committee is responsible for ensuring that the Corporation has implemented appropriate systems of internal control, including systems of control over financial reporting, to ensure compliance with legal and regulatory requirements and the systems policies and procedures, and to ensure effective systems operations.
14.	The board should implement a system to enable an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board	• Individual Directors, committees and the full Board of Directors are entitled to, and in fact do, engage outside advisers from time to time as they deem necessary, at the expense of the Corporation, subject to the approval of the Corporate Governance – Nomination, Succession and Compensation Committee.

SCHEDULE B MEETINGS HELD DURING 2002

The number of Board and Committee meetings held during the year ended December 31, 2002, was as follows:

Board of Directors	11
Board of Directors Strategy Session [1]	1
Corporate Governance – Nomination, Succession and Compensation Committee [2]	4
Audit Committee	5
Risk Review Committee	2
Crisis Management Committee	2

(1) Four days in length
(2) Includes a two-day meeting and a four-day meeting


03 AUG 20 AM 7:21
16

ATCO LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of ATCO Ltd. will be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Wednesday, May 14, 2003, for the following purposes:

(a) to receive the annual report containing the consolidated financial statements for the year ended December 31, 2002, accompanied by the report of the auditor;

(b) to elect the directors;

(c) to appoint the auditor; and

(d) to transact such other business as may properly come before the meeting or any adjournment thereof.

All holders of Class I Non-Voting Shares or Class II Voting Shares are entitled to attend the meeting, but only the holders of Class II Voting Shares are entitled to vote at the meeting.

Shareholders may attend the meeting in person or may be represented by proxy. Holders of Class II Voting Shares who are unable to attend the meeting in person are requested to complete and sign the accompanying form of proxy and return it in the envelope provided to reach ATCO Ltd., c/o CIBC Mellon Trust Company, P.O. Box 12005 Stn BRM B, Toronto, Ontario M7Y 2K5, not later than 5:00 p.m. Mountain Daylight Time on Monday, May 12, 2003.

By order of the Board of Directors.

[signed]
D.R. Cawsey
Vice President, Human Resources and Corporate Secretary

March 12, 2003
Calgary, Alberta


03 AUG 20 AM 7:21
17


ATCO
GROUP

ATCO LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February 7, 2003

Auditors' Report

To the Share Owners of
ATCO Ltd.

We have audited the consolidated balance sheets of **ATCO Ltd.** as at December 31, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta



ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(Millions of Canadian Dollars except per share data)

	Note	Year ended December 31 2002	2001
Revenues		**$3,196.3**	$3,767.8
Costs and expenses			
Natural gas supply		**988.5**	1,314.5
Purchased power		**184.4**	366.5
Operation and maintenance		**926.9**	961.9
Selling and administrative		**155.1**	149.1
Depreciation and amortization		**257.1**	257.7
Interest	10	**189.2**	203.2
Dividends on preferred shares		**-**	8.9
Franchise fees		**98.5**	117.6
		2,799.7	3,379.4
		396.6	388.4
Interest and other income	2	**136.7**	45.9
Earnings before income taxes and non-controlling interests		**533.3**	434.3
Income taxes	3	**196.7**	174.8
Net earnings		**336.6**	259.5
Dividends on equity preferred shares		**8.6**	4.1
Non-controlling interests	4	**165.0**	131.0
Earnings attributable to Class I and Class II shares	2	**163.0**	124.4
Retained earnings at beginning of year		**777.7**	689.8
		940.7	814.2
Dividends on Class I and Class II shares		**34.6**	30.9
Direct charges	5	**1.4**	5.6
Retained earnings at end of year		**$ 904.7**	$ 777.7
Earnings per Class I and Class II share	2, 13	**$ 5.47**	$ 4.18
Diluted earnings per Class I and Class II share	2, 13	**$ 5.39**	$ 4.12
Dividends paid per Class I and Class II share		**$ 1.16**	$ 1.04

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	December 31 2002	2001
ASSETS			
Current assets			
Cash and short term investments	16	**$ 488.8**	$ 329.5
Accounts receivable		**497.7**	491.4
Inventories		**129.3**	138.4
Income taxes recoverable		**21.7**	-
Future income taxes	3	**-**	1.9
Deferred natural gas costs		**31.2**	3.9
Deferred electricity costs		**20.7**	27.4
Prepaid expenses		**27.3**	18.2
		1,216.7	1,010.7
Property, plant and equipment	6	**4,949.2**	4,591.4
Goodwill		**71.2**	71.2
Security deposits for debt		**26.1**	23.6
Other assets	7	**140.1**	148.5
		$6,403.3	$5,845.4
LIABILITIES AND SHARE OWNERS' EQUITY			
Current liabilities			
Bank indebtedness	8	**$ 12.2**	$ 46.1
Accounts payable and accrued liabilities		**497.3**	531.5
Income taxes payable		**-**	104.3
Future income taxes	3	**16.6**	-
Notes payable		**-**	4.6
Deferred electricity cost obligation	9	**51.0**	-
Long term debt due within one year	10	**3.8**	3.2
Non-recourse long term debt due within one year	10	**50.7**	39.8
		631.6	729.5
Future income taxes	3	**235.2**	204.9
Deferred credits	11	**77.5**	65.4
Long term debt	10	**1,936.0**	1,883.0
Non-recourse long term debt	10	**956.4**	770.4
Non-controlling interests	4	**1,371.8**	1,130.6
Equity preferred shares	12	**150.0**	150.0
Class I and Class II share owners' equity			
Class I and Class II shares	13	**137.7**	135.7
Retained earnings		**904.7**	777.7
Foreign currency translation adjustment		**2.4**	(1.8)
		1,044.8	911.6
		$6,403.3	$5,845.4

Director ______________________ Director ______________________

[Original signed by N.C. Southern] [Original signed by B.P. Drummond]

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Year ended December 31 2002	2001
Operating activities			
Earnings attributable to Class I and Class II shares		**$ 163.0**	$ 124.4
Non-cash items included in earnings:			
Depreciation and amortization		**257.1**	257.7
Future income taxes		**23.6**	45.2
Non-controlling interests		**132.6**	131.0
Gain on sale of natural gas producing property - net of current income taxes and non-controlling interests	2	**(34.9)**	-
Other - net		**(1.6)**	(11.7)
Cash flow from operations		**539.8**	546.6
Changes in non-cash working capital	15	**(170.0)**	246.4
		369.8	793.0
Investing activities			
Purchase of property, plant and equipment		**(649.2)**	(842.5)
Sale of natural gas producing property - net of current income taxes	2	**107.7**	-
Proceeds on disposal of other property, plant and equipment		**6.8**	147.0
Contributions by utility customers for extensions to plant		**41.1**	38.6
Recovery of non-current deferred electricity costs		**18.7**	64.4
Changes in non-cash working capital	15	**(7.1)**	8.7
Other		**(10.0)**	(4.8)
		(492.0)	(588.6)
Financing activities			
Change in notes payable		**(4.6)**	(192.5)
Deferred electricity cost obligation	9	**51.0**	-
Issue of long term debt		**305.8**	228.9
Issue of non-recourse long term debt		**216.2**	430.3
Repayment of long term debt		**(255.6)**	(242.6)
Repayment of non-recourse long term debt		**(46.2)**	(28.8)
Issue of equity preferred shares by subsidiary		**150.0**	-
Issue of equity preferred shares		**-**	150.0
Redemption of redeemable preferred shares		**-**	(300.0)
Issue of Class A shares by subsidiary		**2.9**	0.3
Issue of Class I shares		**2.0**	0.3
Dividends paid to Class I and Class II share owners		**(34.6)**	(30.9)
Dividends paid to non-controlling interests		**(77.7)**	(74.2)
Income tax reassessments	3	**-**	(21.3)
Changes in non-cash working capital	15	**8.2**	(19.0)
Other		**(7.6)**	(2.7)
		309.8	(102.2)
Foreign currency translation		**5.6**	2.1
Cash position[1]			
Increase		**193.2**	104.3
Beginning of year		**283.4**	179.1
End of year		**$ 476.6**	$ 283.4

[1] Cash position includes cash and short term investments less current bank indebtedness.

ATCO LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

(tabular amounts in millions of Canadian dollars)

1. Summary of significant accounting policies

Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of ATCO Ltd. and its subsidiaries, including a proportionate share of joint venture investments ("ATCO"). Principal subsidiaries are ATCO Structures (100% owned) and its subsidiaries, ATCO Noise Management (100% owned), ATCO Resources (100% owned) and Canadian Utilities Limited (51.824% owned) and its subsidiaries ("Canadian Utilities"). Principal operations are Industrials (ATCO Structures, ATCO Noise Management), Utilities (ATCO Electric, ATCO Gas, ATCO Utility Services, CU Water), Power Generation (ATCO Power, Alberta Power (2000), ATCO Resources), Logistics and Energy Services (ATCO Pipelines, ATCO Midstream, ATCO Frontec) and Technologies (ATCO I-Tek Business Services (formerly ATCO Singlepoint), ATCO I-Tek, ATCO Travel, ASHCOR Technologies, Genics). Significant joint venture investments consist principally of power generation plants.

Certain comparative figures have been reclassified to conform to the current presentation.

Regulation

ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities Limited's wholly owned subsidiary, CU Inc., are collectively referred to in these financial statements as the "regulated operations".

ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water are regulated primarily by the Alberta Energy and Utilities Board ("AEUB"), which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination.

The generating plants of Alberta Power (2000) were regulated by the AEUB until December 31, 2000 but are now governed by legislatively mandated Power Purchase Arrangements ("PPA") that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Use of Estimates

The preparation of ATCO's financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized on the accrual basis and include an estimate of services provided but not yet billed.

Revenues resulting from the supply of contracted products and services are recorded by the percentage of completion method. Full provision is made for any anticipated loss.

1. **Summary of significant accounting policies** (continued)

Effective January 1, 2002, ATCO retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") Emerging Issues Abstract on the "Reporting of Revenue Gross as a Principal versus Net as an Agent". This change in accounting resulted in a reduction of revenues and a reduction of operation and maintenance expenses of $22.8 million for the year ended December 31, 2002 (2001 - $14.9 million).

Natural Gas Supply

Natural gas supply expense is based on the forecast cost of natural gas included in customer rates. Variances from forecast costs are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers and revenues and natural gas supply expense are adjusted accordingly.

Purchased Power

Purchased power expense is based on the actual cost of electricity purchased, whereas the amount included in customer rates is based on forecast cost. Revenues are adjusted for variances from forecast cost, and the variances are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers.

Income Taxes

The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

Other subsidiaries follow the liability method of accounting for income taxes. Under this method future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted and substantively enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

Inventories

Inventories are valued at the lower of average cost or net realizable value.

Property, Plant and Equipment

Certain regulated operations include in capital expenditures an allowance for funds used during construction at rates approved by the AEUB for debt and equity capital. Capital expenditures in the other subsidiaries include capitalized interest incurred during construction.

Certain regulated additions are made with the assistance of non-refundable cash contributions from customers when the estimated revenue is less than the cost of providing service or where special equipment is needed to supply the customers' specific requirements. These contributions are amortized on the same basis as, and offset the depreciation charge of, the assets to which they relate. Property, plant and equipment is disclosed net of unamortized contributions.

Depreciation is provided on assets on a straight-line basis over their estimated useful lives. Depreciation rates for regulated assets are approved by the AEUB or, in the case of Alberta Power (2000)'s generating plants, are determined by the PPA's. These depreciation rates include a provision for future removal costs and site restoration costs. On retirement of depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

1. Summary of significant accounting policies (continued)

Goodwill

Effective January 1, 2002, ATCO prospectively adopted the recommendations of the CICA on accounting for goodwill and other intangible assets. Goodwill and intangible assets with an indefinite life are no longer amortized; intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives. The carrying value of these assets is subject to an impairment test on an annual basis, or more frequently if events or circumstances indicate impairment. This accounting change had the effect of increasing earnings for the year ended December 31, 2002 by $3.9 million and earnings per share by $0.13 compared to the year ended December 31, 2001.

Deferred Financing Charges

Issue costs of long term debt are amortized over the weighted average life of the debt and issue costs of preferred shares relating to regulated operations are amortized over the expected life of the issue. Unamortized premiums and issue costs of redeemed long term debt and preferred shares relating to regulated operations are amortized over the life of the issue funding the redemption.

Deferred Availability Incentives

Under the terms of various PPA's, ATCO is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to ATCO by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by ATCO to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPA's, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to income on a straight-line basis over the remaining term of the PPA's. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

Notes Payable

Effective January 1, 2002, ATCO retroactively adopted the CICA Emerging Issues Abstract on the balance sheet classification of callable debt obligations and debt obligations expected to be refinanced. Notes payable, previously classified as long term, are now classified as current liabilities.

Long Term Debt Due Within One Year

When ATCO intends to refinance long term debt due within one year on a long term basis and there is a written undertaking from an underwriter to act on ATCO's behalf with respect thereto, or sufficient capacity under long term bank loan agreements to issue commercial paper or assume bank loans, then long term debt due within one year is classified as long term.

Hedging

In conducting its business, ATCO uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

ATCO designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. ATCO also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

1. Summary of significant accounting policies (continued)

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

Employee Future Benefits

ATCO accrues for its obligations under defined benefit pension and other post employment benefit plans. Costs of these benefits are determined using the projected benefits method prorated on service and reflects management's best estimates of investment returns, wage and salary increases, age at retirement and expected health care costs.

Expected return on plan assets for the year is determined on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Pension plan assets at the end of the year are reported at market value. Accrued benefit obligations at the end of the year are determined using a discount rate that reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments.

Experience gains and losses and the effect of changes in assumptions in excess of 10% of the greater of the accrued benefit obligations or the market value of plan assets, adjustments resulting from plan amendments, and the net transitional liability or asset, which arose upon the adoption in 2000 of the current accounting standard, are amortized over the estimated average remaining service life of employees.

Employer contributions to the defined contribution pension plans are expensed as paid.

Stock Based Compensation Plans

ATCO Ltd. has a stock option plan and share appreciation rights plans, all of which are described in Note 14.

Effective January 1, 2002, ATCO prospectively adopted the recommendations of the CICA on accounting for stock-based compensation and other stock-based payments. While the recommendations encourage the adoption of the fair value based method of accounting for stock options, other methods of accounting are permitted.

ATCO has chosen to retain its existing accounting policy, which is permitted by the recommendations, whereby no compensation expense is recognized upon the granting or exercise of stock options. Any consideration paid by holders of the stock options upon exercise is credited to share capital. While the recommendations require expense recognition for options that may be settled in cash or other assets, ATCO amended its stock option policy in June 2002 so that stock options will no longer be repurchased. Prior to that date, if stock options were repurchased, the consideration paid to the holders of the options was charged to retained earnings.

No compensation expense is recognized when share appreciation rights are granted. Compensation expense for the share appreciation rights plans is accrued monthly to the date of vesting on the basis of the excess of the market price of the shares over the base value of the rights. Prior to January 1, 2002, compensation expense was determined on the basis of the excess of the greater of the market price of the shares or the 12 month average market price thereof over the base value of the rights. This accounting change increased earnings by $1.7 million and earnings per share by $0.05 for the year ended December 31, 2002.

2. Interest and other income

	2002	2001
Gain on sale of natural gas producing property	**$110.1**	$ -
Interest	**18.1**	39.3
Allowance for funds used by regulated operations	**3.6**	5.7
Other	**4.9**	0.9
	$136.7	$45.9

2. Interest and other income (continued)

On January 3, 2002, ATCO sold its Viking-Kinsella natural gas producing property, which had a net book value of $40.4 million, for $550 million. In accordance with an AEUB decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers of record as of March 2, 2002 by way of lump sum payments. ATCO's share of the net proceeds was $150.5 million, after adjustments, resulting in a gain of $110.1 million. This sale increased earnings by $34.9 million, earnings per share by $1.17 and diluted earnings per share by $1.15.

3. Income taxes

The income tax provision differs from that computed using the statutory tax rates for the following reasons:

	2002		2001	
Earnings before income taxes and non-controlling interests	**$533.3**	%	$434.3	%
Income taxes, at statutory rates	**$225.3**	**42.2**	$187.3	43.1
Federal general tax reduction [1]	**(9.1)**	**(1.7)**	(1.9)	(0.4)
Manufacturing and processing tax credit	**(7.3)**	**(1.4)**	(4.3)	(1.0)
Resource allowance	**(3.3)**	**(0.6)**	(13.5)	(3.1)
Dividends on preferred shares	**-**	**-**	3.8	0.9
Crown royalties and other non-deductible Crown payments	**1.8**	**0.3**	9.2	2.1
Large Corporations Tax	**7.8**	**1.5**	7.0	1.6
Foreign tax rate variance	**(6.9)**	**(1.3)**	(4.9)	(1.1)
Non-deductible interest on foreign financing	**1.4**	**0.3**	1.3	0.3
Change in future income taxes resulting from reduction in tax rates	**(3.2)**	**(0.6)**	(4.9)	(1.1)
Unrecorded future income taxes	**4.9**	**(0.3)**	(2.9)	(0.7)
Natural gas and other property disposals	**(10.8)**	**(0.7)**	2.3	0.5
Other	**(3.9)**	**(0.8)**	(3.7)	(0.9)
	196.7	**36.9**	174.8	40.2
Current income taxes	**155.5**		186.2	
Future income taxes (recoveries)	**$ 41.2**		$(11.4)	
The future income tax liabilities (assets) comprise the following:				
Property, plant and equipment	**$256.1**		$223.2	
Deferred costs	**48.0**		30.3	
Reserves	**(28.9)**		(27.1)	
Tax loss carryforwards	**(2.2)**		(0.8)	
Income tax reassessments	**(21.3)**		(21.3)	
Other	**0.1**		(1.3)	
	251.8		203.0	
Less: Amounts included in current future income taxes	**16.6**		(1.9)	
	$235.2		$204.9	

[1] The federal general tax reduction of 3% (2001 – 1%) is applicable to earnings that have not otherwise benefited from the manufacturing and processing tax credit and/or the resource allowance.

Unrecorded future income taxes of the regulated operations amounted to $176.0 million at December 31, 2002. This balance includes $53.2 million in respect of Alberta Power (2000)'s generating plants, which will be recovered through future payments received in respect of the PPA's.

Expected future recoveries relating to tax loss carryforwards have been recorded in the amount of $2.2 million, of which $1.4 million expires in 2009 and $0.8 million does not expire. In addition, there are tax loss carryforwards of $0.5 million for Canadian subsidiary corporations and tax loss carryforwards of $10.1 million for a foreign subsidiary for which no tax benefit has been recorded. These losses begin to expire in 2007 and 2005, respectively.

3. Income taxes (continued)

Income taxes paid amounted to $281.1 million (2001 - $61.7 million).

In 2001, ATCO received and paid income tax reassessments of $21.3 million, of which $12.9 million was assessed to Canadian Utilities Limited, relating to the 1996 disposal of ATCOR Resources Ltd. Management does not agree with these reassessments and is contesting this matter with tax authorities. Accordingly, the payments were recorded as a reduction of future income tax liabilities.

4. Non-controlling interests

	2002	2001
Non-controlling interests in Canadian Utilities:		
Equity preferred shares		
Cumulative Redeemable Second Preferred Shares, at 5.3% to 6.6%	**$ 276.5**	$ 126.5
Perpetual Cumulative Second Preferred Shares, at 5.05% to 5.25%	**210.0**	210.0
Class A non-voting and Class B common shares	**885.3**	794.1
	$1,371.8	$1,130.6
Non-controlling interests in the earnings of Canadian Utilities:		
Equity preferred share dividends	**$ 18.2**	$ 17.0
Earnings attributable to Class A non-voting and Class B common shares	**146.8**	114.0
	$ 165.0	$ 131.0

5. Direct charges to retained earnings

	2002	2001
Issue costs of equity preferred shares by a subsidiary (after income taxes and non-controlling interests)	**$1.4**	$ -
Issue costs of equity preferred shares (after income taxes)	**-**	2.4
Stock options settled (after income taxes)	**-**	1.2
Stock options settled by a subsidiary (after income taxes and non-controlling interests)	**-**	2.0
	$1.4	$5.6

6. Property, plant and equipment

		2002		2001	
	Composite Depreciation Rates	**Cost**	**Accumulated Depreciation**	Cost	Accumulated Depreciation
Utilities	3.6%	**$4,098.3**	**$1,546.4**	$3,918.8	$1,469.4
Power generation	3.4%	**2,783.4**	**720.5**	2,458.3	649.8
Logistics and energy services	4.2%	**1,046.2**	**355.1**	1,003.0	319.5
Industrials	8.8%	**127.1**	**41.6**	110.0	37.0
Other	11.1%	**86.1**	**39.3**	73.2	30.2
		$8,141.1	**2,702.9**	$7,563.3	2,505.9
Property, plant and equipment, less accumulated depreciation			**5,438.2**		5,057.4
Unamortized contributions by utility customers for extensions to plant			**489.0**		466.0
			$4,949.2		$4,591.4

Accumulated depreciation includes amounts provided for future removal and site restoration costs, net of salvage value, of $241.6 million (2001 - $220.7 million).

Composite depreciation rates reflect total depreciation in the year as a percentage of mid-year cost, excluding *construction work-in-progress of $681.1 million (2001 - $483.0 million) and non-depreciable assets of $42.8 million* (2001 - $38.6 million).

7. Other assets

	2002	2001
Net accrued pension asset (Note 18)	**$ 50.2**	$ 39.8
Costs deferred for recovery through future regulated rates	**27.6**	34.1
Deferred financing charges	**32.9**	29.5
Deferred electricity costs	**3.0**	21.6
Other	**26.4**	23.5
	$140.1	$148.5

8. Bank indebtedness and credit lines

At December 31, 2002, bank indebtedness consists of $12.2 million (2001 - $46.1 million), at interest rates from 2.61% to 4.5%, secured by a general assignment of accounts receivable, inventories and property, plant and equipment of subsidiary corporations.

At December 31, 2002, ATCO has the following credit lines that enable it to obtain financing for general business purposes:

	2002			2001		
	Total	**Used**	**Available**	Total	Used	Available
Long term committed	**$ 585.0**	**$ 75.2**	**$ 509.8**	$ 625.5	$172.1	$ 453.4
Short term committed	**627.7**	**52.9**	**574.8**	817.9	25.9	792.0
Uncommitted	**273.3**	**22.5**	**250.8**	253.0	14.6	238.4
	$1,486.0	**$150.6**	**$1,335.4**	$1,696.4	$212.6	$1,483.8

9. Deferred electricity cost obligation

In December 2000, the Province of Alberta issued regulations providing for the deferral of price and volume variance in excess of forecast amounts in respect of the supply of electricity by distributors to their customers for the year ended December 31, 2000. In June 2002, the AEUB issued decisions approving the collection by ATCO Electric of its deferred costs from customers over a period that is expected to end in July 2003, and permitting ATCO Electric to sell these deferred costs and related rights.

On August 14, 2002, ATCO Electric sold deferred costs of $81 million to an unrelated purchaser for equivalent cash consideration. GAAP requires that this transaction be accounted for as a financing arrangement rather than a sale. Accordingly, the cash received results in the recording of a deferred electricity cost obligation rather than a reduction of deferred electricity costs. The obligation bears interest at 3.3975%, which approximates the interest earned on the deferred costs. The obligation principal and interest incurred will be paid to the purchaser as the deferred costs and interest earned are collected from customers. At December 31, 2002, $51.0 million of the obligation remained outstanding.

ATCO Electric serves as agent for the purchaser in billing, collecting and remitting amounts due in respect of the deferred costs.

10. Long term debt and non-recourse long term debt

Long term debt	**2002**	2001
Canadian Utilities		
Debentures - at fixed rates of 4.801% to 11.77% (weighted average interest rate of 7.893%), due at various dates to 2023, unsecured	**$1,835.0**	$1,728.0
Term credit facility, at Bank Bill rates, due July 2003, payable in Australian dollars, unsecured [(1)]	**21.4**	24.7
Term credit facility, at BA rates, due June 2005, unsecured [(1)]	**8.0**	45.0
Term credit facility, at BA rates, due March 2007, secured by a pledge of cash [(1)]	**48.0**	48.0
Other long term obligation, at 4.35%	**4.5**	10.2
ATCO Investments Ltd.		
Term loan on ATCO Centre II, at BA rates, due March 2005, secured by the building [(1)]	**7.4**	7.8
ATCO Structures Inc.		
Revolving loan, at BA rates, due July 2007, secured by property, plant and equipment [(1)]	**11.0**	16.0
Other long term obligations, at rates of 4.07% to 8.50%	**0.7**	0.2
ATCO Structures Pty Ltd.		
Term loan, at fixed rate of 5.8%, due December 2003, payable in Australian dollars, secured by property, plant and equipment	**2.2**	4.0
Term loan, at fixed rate of 6.95%, due September 2004, payable in Australian dollars, secured by property, plant and equipment	**1.6**	2.3
	1,939.8	1,886.2
Less: Amounts due within one year	**3.8**	3.2
	$1,936.0	$1,883.0

BA – Bankers' Acceptance

10. Long term debt and non-recourse long term debt (continued)

Non-recourse long term debt	**2002**	2001
Canadian Utilities		
McMahon plant term facility, at 8.26%	**$ -**	$ 9.7
Barking Power Limited project financing, payable in British pounds:		
At fixed rates averaging 7.95%, due to 2010	**97.1**	95.7
At LIBOR, due to 2010 [1]	**159.2**	157.0
Osborne Cogeneration Pty Ltd. project financing, payable in Australian dollars:		
At Bank Bill rates, due to 2013 [1]	**2.6**	2.6
At 6.825%, due to 2013 [1]	**48.9**	49.6
ATCO Resources (20%) and Canadian Utilities (80%)		
ATCO Power Alberta Limited Partnership ("APALP") project financing:		
At 7.29% to 2008, at LIBOR thereafter, due to 2016 [1]	**9.6**	11.2
At 7.067 to 2008, at LIBOR thereafter, due to 2016 [1]	**13.4**	15.7
At 7.25% to 2011, at LIBOR thereafter, due to 2016 [1]	**119.6**	123.1
Joffre project financing:		
At BA rates	**-**	1.2
At 7.161%, due to 2012 [1]	**44.5**	46.6
At 6.435% to 2004, at BA rates thereafter, due to 2012 [1]	**4.5**	6.6
At 8.59%, due to 2020	**40.0**	40.0
Scotford project financing:		
At BA rates, due to 2014 [1]	**68.4**	36.2
At LIBOR, due to 2014 [1]	**17.4**	9.1
At 7.93%, due to 2022	**35.5**	35.5
Muskeg River project financing:		
At BA rates, due to 2014 [1]	**-**	27.7
At LIBOR, due to 2014 [1]	**-**	6.9
At 5.147%, due 2007, at BA rates thereafter, due to 2014 [1]	**66.4**	-
At 7.56%, due to 2022	**44.8**	44.8
Brighton Beach project financing:		
At 6.924%, due to 2024	**138.2**	-
Cory project financing:		
At 6.450%, due to 2011 [1]	**6.0**	-
At 7.586%, due to 2024	**48.5**	48.5
At 7.601%, due to 2026	**42.5**	42.5
	1,007.1	810.2
Less: Amounts due within one year	**50.7**	39.8
	$ 956.4	$770.4

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate

[1] The above interest rates have additional margin fees at a weighted average rate of 1.0%.

ATCO has fixed interest rates, either directly or through interest rate swap agreements, on 88% of total long term debt and non-recourse long term debt.

The non-recourse long term debt is secured by charges on the projects' assets and by an assignment of the projects' bank accounts, outstanding contracts and agreements. The book value of the pledged assets and bank accounts at December 31, 2002 was $1,393.2 million (2001 - $1,090.2 million).

10. Long term debt and non-recourse long term debt (continued)

Guarantees

Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's and ATCO Resources' obligations under their respective non-recourse loans associated with certain of their projects. ATCO Power (80%) and ATCO Resources (20%) have a joint venture in these projects. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities Limited for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest. These guarantees cover the following items:

a) **Equity contributions** – Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2002, the maximum value of the obligations under these guarantees is anticipated to be:

Project	Amount
Scotford project financing	$ 5.6
Brighton Beach project financing	$61.4

b) **Completion of construction** – Represents completion guarantees associated with project financing whereby non-completion of a project by a certain date will require the repurchase of all or a portion of the project debt. At December 31, 2002, the maximum value of the obligations under these guarantees is:

Project	Amount	Expiry Date
APALP project financing: Oldman River project	$ 21.0	May 31, 2003
Brighton Beach project financing	$201.5	September 30, 2006

c) **Project cash flows** – Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 30 megawatts ("MW") for the Scotford project and 60 MW for the Muskeg River project. These guarantees will become effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amount payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing agreement depending upon the specific operating results of the plant. At December 31, 2002, no amounts were payable as the Scotford and Muskeg River projects had not yet reached commercial operation.

d) **Reserve amounts** - Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2002, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
APALP project financing	Nil (1)	$8.3
Joffre project financing	Nil (2)	$5.0

(1) No major maintenance reserve required for this financing.
(2) Reserve requirements of $0.4 million met with project cash flows.

10. Long term debt and non-recourse long term debt (continued)

e) **Prepaid operating and maintenance fee** - Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.5 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2002, the maximum value of the guarantee is $43.5 million.

f) **Purchase project assets** – Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or
- where ATCO Power has failed to co-operate with the lenders in a sale of the project; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2002, no such events have occurred.

Canadian Utilities Limited has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

Minimum debt repayments

The minimum annual debt repayments for each of the next five years are as follows:

	Long Term Debt	Non-Recourse Long Term Debt	Total
2003	$ 85.2	$ 50.7	$135.9
2004	105.9	57.5	163.4
2005	139.7	68.8	208.5
2006	175.0	69.8	244.8
2007	98.0	63.4	161.4
	$603.8	$310.2	$914.0

Of the $135.9 million due in 2003, $81.4 million is to be refinanced and is, therefore, excluded from long term debt due within one year in the balance sheet.

10. Long term debt and non-recourse long term debt (continued)

Interest expense

Interest on debt is as follows:

	2002	2001
Long term debt	**$147.0**	$159.0
Non-recourse long term debt	**57.8**	34.7
Notes payable	**0.6**	6.2
Current bank indebtedness	**8.8**	12.5
Amortization of financing charges	**2.6**	3.4
Less: Capitalized on non-regulated projects	**(27.6)**	(12.6)
	$189.2	$203.2

Interest paid amounted to $217.2 million (2001 - $212.3 million).

Fair values

Fair values for the above debt, determined using quoted market prices for the same or similar issues, are shown below. Where market prices are not available, fair values are estimated using discounted cash flow analysis based on ATCO's current borrowing rate for similar borrowing arrangements.

	2002	2001
Long term debt		
Fixed rate	**$2,158.9**	$1,988.6
Floating rate	**96.4**	141.7
	$2,255.3	$2,130.3
Non-recourse long term debt		
Fixed rate	**$ 710.1**	$ 585.5
Floating rate	**314.0**	238.1
	$1,024.1	$ 823.6

11. Deferred credits

	2002	2001
Deferred availability incentives	**$45.0**	$29.9
Accrued equipment repairs and maintenance	**13.7**	16.5
Net accrued post employment benefits (Note 18)	**6.4**	4.0
Other	**12.4**	15.0
	$77.5	$65.4

12. Equity preferred shares

Authorized and issued

		2002		2001	
	Redemption Date	**Shares**	**Amount**	Shares	Amount
ATCO Ltd.					
Authorized and Issued:					
5.75% Cumulative Redeemable, Second Preferred Series 3	see below	**6,000,000**	**$150.0**	6,000,000	$150.0

12. Equity preferred shares (continued)

Conversion by ATCO

On and after December 1, 2008, ATCO Ltd. may convert all or any of the Series 3 Preferred Shares into Class I Non-Voting shares. The number of Class I Non-Voting shares into which each Series 3 Preferred Share may be converted will be determined by dividing the applicable redemption price together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the weighted average trading price of Class I Non-Voting shares on The Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion.

Conversion by the owner

On and after December 1, 2011, each Series 3 Preferred Share will be convertible at the option of the owner, on the first day of March, June, September and December of each year, into that number of Class I Non-Voting shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the then Current Market Price of the Class I Non-Voting shares. If an owner of Series 3 Preferred Shares elects to convert any of the shares into Class I Non-Voting shares, ATCO Ltd. may elect to redeem the Series 3 Preferred Shares for cash or arrange for the sale of such shares to substitute purchasers. At any time, ATCO Ltd. may offer the owners of the Series 3 Preferred Shares the right to convert into a further series of Preferred Shares.

Fair values

Fair values for preferred shares, determined using quoted market prices for the same or similar issues, are $163.5 million (2001 - $156.9 million).

Redemption privileges

The Series 3 Preferred Shares are redeemable at the option of ATCO Ltd. commencing on December 1, 2008 at the stated value plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 2% in each succeeding 12 month period until December 1, 2010.

13. Class I and Class II shares

Authorized and issued

	Class I Non-Voting		Class II Voting		Total	
	Shares	Consideration	Shares	Consideration	Shares	Consideration
Authorized:	100,000,000		50,000,000		150,000,000	
Issued and Outstanding:						
December 31, 2000	26,054,510	$133.6	3,667,472	$1.8	29,721,982	$135.4
Stock options exercised	11,350	0.3	-	-	11,350	0.3
Converted: Class II to Class I	91,217	-	(91,217)	-	-	-
December 31, 2001	26,157,077	133.9	3,576,255	1.8	29,733,332	135.7
Stock options exercised	83,400	2.0	-	-	83,400	2.0
Converted: Class II to Class I	64,654	-	(64,654)	-	-	-
December 31, 2002	**26,305,131**	**$135.9**	**3,511,601**	**$1.8**	**29,816,732**	**$137.7**

Subsequent to December 31, 2002, 600 shares were issued with respect to the exercises of stock options.

13. Class I and Class II shares (continued)

Earnings per share

Earnings per Class I Non-Voting and Class II Voting share is calculated by dividing the earnings attributable to Class I and Class II shares by the weighted average common shares outstanding. Diluted earnings per share is calculated using the treasury stock method, which reflects the exercise of stock options on the weighted average common shares outstanding. The average number of shares used to calculate earnings per share are as follows:

	2002	2001
Weighted-average shares outstanding	**29,790,426**	29,731,040
Effect of dilutive stock options	**466,845**	477,798
Weighted-average diluted shares outstanding	**30,257,271**	30,208,838

Share owner rights

Each Class II Voting share may be converted to one Class I Non-Voting share at the share owner's option. In the event an offer to purchase Class II Voting shares is made to all owners of Class II Voting shares, and is accepted and taken up by the owners of a majority of such shares pursuant to such offer, then provided an offer is not made to the owners of Class I Non-Voting shares on the same terms and conditions, the Class I Non-Voting shares shall be entitled to the same voting rights as the Class II Voting shares. The two classes of shares rank equally in all other respects.

Normal course issuer bid

On May 27, 2002, ATCO Ltd. commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class I Non-Voting shares. The offer will expire on May 26, 2003. No shares were purchased in 2002.

14. Stock based compensation plans

Stock option plan

ATCO Ltd. has a stock option plan under which 2,550,000 Class I Non-Voting shares are reserved for issuance in respect of options. Options may be granted to directors, officers and key employees of ATCO Ltd. and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant.

Changes in shares under option are summarized below:

	2002		2001	
	Class I Shares	**Weighted-Average Exercise Price**	Class I Shares	Weighted-Average Exercise Price
Options at beginning of year	**1,251,550**	**$29.28**	1,325,950	$28.72
Granted	**60,500**	**48.08**	2,000	47.93
Exercised	**(83,400)**	**23.71**	(11,350)	26.33
Settled	**(1,100)**	**37.92**	(65,050)	19.04
Options at end of year	**1,227,550**	**$30.58**	1,251,550	$29.28

14. Stock based compensation plans (continued)

Information about stock options outstanding at December 31, 2002 is summarized below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class I Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Class I Shares	Weighted-Average Exercise Price
$14.03 - $23.70	501,750	3.1	$18.98	501,750	$18.98
$34.53 - $37.99	229,300	6.1	$36.44	153,300	$36.54
$38.18 - $53.46	496,500	7.3	$39.58	267,500	$38.36
$14.03 - $53.46	1,227,550	5.4	$30.58	922,550	$27.52

In 2002, ATCO Ltd. granted 60,500 options to purchase Class I Non-Voting shares to officers and certain key employees at a weighted average exercise price of $48.08 per share. The options have a term of ten years and vest in equal amounts over the first five years.

Had ATCO adopted the fair value based method of accounting for stock options granted in 2002, earnings would have been reduced by $0.1 million, but there would have been no effect on earnings per share. The reduction in earnings was determined using the Black-Scholes option pricing model, which estimated the weighted average value of the options granted during the year at $11 per option using the following assumptions:

Risk-free interest rate	4.9%
Expected holding period prior to exercise	6.5 years
Share price volatility	19.7%
Estimated annual common share dividend	2.4%

Subsequent to December 31, 2002, 40,000 options were granted at a weighted average exercise price of $43.30 per share and 600 options were exercised at a weighted average price of $38.18 per share.

Share appreciation rights plans

Directors, officers and key employees of ATCO may be granted share appreciation rights under the share appreciation rights plans of ATCO Ltd. and Canadian Utilities Limited. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant. The base value of the share appreciation rights is equal to the weighted average of the trading price of the Class I Non-Voting shares and the Class A non-voting shares, respectively, on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The holder is entitled on exercise to receive a cash payment equal to any increase in the market price of the Class I Non-Voting shares and the Class A non-voting shares, respectively, over the base value of the share appreciation rights exercised.

Share appreciation rights income amounted to $0.4 million (2001 - $2.5 million expense).

15. Changes in non-cash working capital

	2002	2001
Operating activities, changes related to:		
Accounts receivable	**$ (11.8)**	$ 180.5
Inventories	**11.8**	6.1
Deferred natural gas costs	**(27.3)**	131.2
Deferred electricity costs	**6.7**	60.4
Prepaid expenses	**(10.7)**	7.2
Accounts payable and accrued liabilities	**(31.0)**	(202.1)
Income taxes	**(126.2)**	120.2
Future income taxes	**18.5**	(57.1)
	$(170.0)	$ 246.4
Investing activities, changes related to:		
Inventories	**$ (2.0)**	$ 14.6
Prepaid expenses	**2.0**	(7.2)
Accounts payable and accrued liabilities	**(7.1)**	1.3
	$ (7.1)	$ 8.7
Financing activities, changes related to:		
Accounts receivable	**$ 7.2**	$ (14.9)
Accounts payable and accrued liabilities	**1.0**	(4.1)
	$ 8.2	$ (19.0)

16. Joint ventures

ATCO's interest in joint ventures is summarized below:

	2002	2001
Statement of earnings		
Revenues	**$ 398.6**	$ 440.4
Operating expenses	**284.6**	302.9
Depreciation and amortization	**27.5**	26.3
Interest	**27.3**	31.8
	59.2	79.4
Interest and other income	**4.8**	5.5
Earnings from joint ventures before income taxes	**$ 64.0**	$ 84.9
Balance sheet		
Current assets	**$ 171.6**	$ 201.4
Current liabilities	**(122.8)**	(161.2)
Property, plant and equipment	**1,083.1**	890.9
Deferred items - net	**(82.1)**	(75.5)
Long term debt	**(0.4)**	(0.2)
Non-recourse long term debt	**(712.0)**	(559.2)
Investment in joint ventures	**$ 337.4**	$ 296.2
Statement of cash flows		
Operating activities	**$ 51.0**	$ 84.2
Investing activities	**(176.7)**	(221.5)
Financing activities	**104.4**	186.4
Foreign currency translation	**4.5**	1.6
Increase (decrease) in cash position	**$ (16.8)**	$ 50.7

Current assets include cash of $81.5 million (2001 - $101.4 million) which is only available for use within the joint ventures.

17. Related party transactions

In the normal course of business with related entities, ATCO sold and rented manufactured product and recovered administrative expenses totaling $0.2 million (2001 - $0.3 million) and incurred advertising and promotion expenses and administrative expenses totaling $1.6 million (2001 - $2.1 million).

18. Employee future benefits

ATCO maintains defined benefit and defined contribution pension plans for most of its employees and provides other post employment benefits, principally health, dental and life insurance, for retirees and their dependants. The defined benefit pension plans, which provide for pensions based on length of service and final average earnings, are for the most part contributory, with the balance of funding the responsibility of ATCO on the advice of independent actuaries. Plan assets are comprised of Canadian and foreign equities, fixed income and other marketable securities and real estate. As of 1997, new employees of Canadian Utilities automatically participate in the defined contribution pension plans and employees participating in the Canadian Utilities defined benefit pension plans may transfer to the defined contribution pension plans at any time.

Information about ATCO's benefit plans, in aggregate, is as follows:

	2002		2001	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Market value of plan assets				
Beginning of year	**$1,370.2**	**$ -**	$1,431.0	$ -
Actual return on plan assets	**(97.6)**	**-**	(29.8)	-
Employee contributions	**5.7**	**-**	5.8	-
Benefit payments	**(36.2)**	**-**	(34.4)	-
Payments to defined contribution plans	**(3.7)**	**-**	(2.4)	-
End of year	**$1,238.4**	**$ -**	$1,370.2	$ -
Accrued benefit obligations				
Beginning of year	**$ 928.4**	**$ 45.5**	$ 876.5	$ 41.6
Current service cost	**19.3**	**1.4**	18.3	1.3
Interest cost	**62.0**	**3.1**	60.5	3.0
Employee contributions	**5.7**	**-**	5.8	-
Benefit payments	**(38.2)**	**(1.8)**	(36.0)	(1.6)
Experience losses	**21.2**	**0.8**	3.3	1.2
End of year	**$ 998.4**	**$ 49.0**	$ 928.4	$ 45.5
Funded status				
Excess (deficiency) of assets over obligations	**$ 240.0**	**$(49.0)**	$ 441.8	$(45.5)
Amounts not yet recognized in financial statements:				
Unrecognized net experience losses	**277.6**	**3.7**	56.1	2.9
Unrecognized net transitional liability (asset)	**(358.8)**	**30.3**	(390.3)	32.6
Accrued asset (liability)	**158.8**	**(15.0)**	107.6	(10.0)
Regulatory asset (liability) [(1)]	**(108.6)**	**8.6**	(67.8)	6.0
Net accrued asset (liability)	**$ 50.2**	**$ (6.4)**	$ 39.8	$ (4.0)
Weighted average assumptions				
Expected rate of return on plan assets for the year	**8.0%**	**-**	8.1%	-
Liability discount rate at December 31	**6.5%**	**6.5%**	6.9%	6.9%
Average compensation increase for the year	**3.0%**	**-**	3.0%	-

The assumed annual health care cost rate increases used in measuring the accumulated post employment benefit obligation in 2002 and thereafter were 4.0% for drug costs and 3.5% for other medical and dental costs.

18. Employee future benefits (continued)

Included in the accrued benefit obligations are certain supplementary defined benefit pension plans that are paid by ATCO out of general revenues. These supplementary plans had accrued benefit obligations of $67.0 million at December 31, 2002 (2001 - $59.9 million).

At December 31, 2002, plan assets include Class I Non-Voting shares of ATCO Ltd. having a market value of $8.7 million (2001 – $9.4 million), Class A non-voting and Class B common shares of Canadian Utilities Limited having a market value of $11.0 million (2001 - $10.7 million), and long term debt of CU Inc. having a market value of $1.7 million (2001 - $1.4 million).

	2002		2001	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Components of benefit plan expense (income)				
Current service cost	**$ 19.3**	**$1.4**	$ 18.3	$1.3
Interest cost	**62.0**	**3.1**	60.5	3.0
Expected return on plan assets	**(102.8)**	**-**	(98.3)	-
Amortization of experience losses	**0.1**	**-**	-	-
Amortization of net transitional liability (asset)	**(31.5)**	**2.3**	(31.5)	2.3
Defined benefit plans expense (income)	**(52.9)**	**6.8**	(51.0)	6.6
Defined contribution plans expense	**5.5**	**-**	3.7	-
Total expense (income)	**(47.4)**	**6.8**	(47.3)	6.6
Less: Capitalized	**0.6**	**1.5**	0.6	1.3
Less: Unrecognized defined benefit plans expense (income) [1]	**(41.3)**	**1.5**	(37.4)	4.4
Net expense (income)	**$ (6.7)**	**$3.8**	$(10.5)	$0.9

[1] The regulatory asset (liability) and the unrecognized defined benefit plan expense (income) reflect an AEUB decision to record costs of employee future benefits in the regulated operations when paid rather than accrued.

19. Risk management and financial instruments

ATCO is exposed to changes in interest rates, commodity prices and foreign currency exchange rates. The Power Generation segment is affected by the cost of natural gas and the price of electricity in the Province of Alberta and the Logistics and Energy Services segment is affected by the cost of natural gas and the price of natural gas liquids. In conducting its business, ATCO uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

19. Risk management and financial instruments (continued)

Interest rate risk

Long term debt and non-recourse long term debt has variable interest rates that have been hedged through the following interest rate swap agreements:

Swap Fixed Interest Rate [1]	Variable Debt Interest Rate	Completion Date	Principal/Face Value at December 31 2002	2001
8.370%	90 day BA	December 2002	**$ -**	$ 3.2
8.260%	90 day BA	September 2003	**-**	8.4
6.435%	90 day BA	December 2004	**4.5**	6.6
5.147%	90 day BA	December 2007	**66.4**	-
7.290%	90 day BA	November 2008	**9.6**	11.2
7.067%	90 day BA	December 2008	**13.4**	15.7
6.450%	90 day BA	March 2011	**6.0**	-
7.250%	6 month LIBOR	December 2011	**119.6**	123.1
7.161%	90 day BA	September 2012	**44.5**	49.6
6.825%	Bank Bill Bid rate	June 2013	**AUD 55.4 / CDN 48.9**	AUD 60.8 / CDN 49.6
6.450% [2]	90 day BA	March 2019	**11.4**	-
			$324.3	$267.4

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate
AUD – Australian Dollar
CDN – Canadian Dollar

[1] The above swap fixed interest rates include any long term debt margin fees (Note 10).
[2] This swap was placed in November 2002 for Brighton Beach project financing and is expected to be drawn in 2003.

Foreign exchange rate risk

ATCO has exposure to changes in the carrying values of its foreign operations, including assets and liabilities, as a result of changes in exchange rates.

ATCO has entered into foreign exchange forward contracts in order to fix the exchange rate on certain planned equipment expenditures denominated in U.S. dollars and operational cash flows denominated in EUROs. At December 31, 2002, the contracts consists of purchases of $3.3 million U.S. dollars (2001 - $3.7 million U.S. dollars), sales of $1.9 million U.S. dollars (2001 – $1.5 million U.S. dollars) and purchases of 4.1 million EUROs (2001 – 3.7 million EUROs).

Energy commodity price risk

ATCO has entered into certain energy contracts to fix the price of electricity and natural gas for the customers of the Utilities segment. These contracts have been approved by customers and the AEUB and, accordingly, ATCO does not bear any risk for any price fluctuations. At December 31, 2002, the contracts consist of natural gas sales of 3,774.4 terajoules ("TJ") for $22.4 million (2001 – 1,079.5 TJ for $4.1 million), natural gas purchases of nil (2001 – 119.7 TJ for $0.4 million) and electricity purchases of nil (2001 – 1,422.0 megawatt hours for $64.9 million).

19. Risk management and financial instruments (continued)

Fair Values

The fair values of derivatives have been estimated using year-end market rates. These fair values approximate the amount that ATCO would either pay or receive to settle the contract at December 31.

	2002			2001		
Contracts	**Notional Principal**	**Fair Value (Payable) Receivable**	**Maturity**	Notional Principal	Fair Value (Payable) Receivable	Maturity
Interest rate swaps	**$324.9**	**$(16.9)**	**2004-2019**	$264.4	$(6.1)	2003-2013
Foreign exchange forward contracts	**$ 13.9**	**$ 1.0**	**2003**	$ 12.9	$ 0.5	2002

Credit risk

Derivative credit risk arises from the possibility that a counterparty to a contract fails to perform according to the terms and conditions of that contract. Derivative credit risk is minimized by dealing with large, credit-worthy counterparties in accordance with established credit approval policies. Accounts receivable credit risk is reduced by a large and diversified customer base, requirement of letters of credit and, for regulated operations other than Alberta Power (2000), the ability to recover an estimate for doubtful accounts through approved customer rates.

20. Commitments and contingencies

Commitments

ATCO has contractual obligations in the normal course of business and in respect of long term operating leases for manufacturing facilities, office premises and equipment. Future minimum lease payments are as follows:

2003	2004	2005	2006	2007	Total of All Subsequent Years
$13.2	$10.7	$9.9	$9.3	$8.8	$18.0

Contingencies

ATCO is party to a number of disputes and lawsuits in the ordinary course of business. Management is confident that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

ATCO has a number of regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined.

21. Regulatory matters

On July 26, 2002, the AEUB issued a decision regarding affiliate transactions within the ATCO Group. In addition, on July 30, 2002, the AEUB issued a decision regarding ATCO's application to remove the Carbon, Alberta storage facility from regulated service. Both decisions dealt with pricing for services between affiliate corporations. The effect of these decisions was to reduce earnings attributable to Class I and Class II shares by $5.8 million, of which $4.4 million was provided for in 2000 and 2001. Furthermore, the AEUB determined that the Carbon storage facility should remain a regulated asset.

22. Segmented information

Description of segments

ATCO operates in the following business segments:

The Utilities Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the regulated transmission and distribution of water by CU Water, and the non-regulated engineering, procurement and construction services for customers in the utility, energy and telecommunications sectors by ATCO Utility Services.

The Power Generation Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and ATCO Resources and the regulated supply of electricity by Alberta Power (2000).

The Logistics and Energy Services Business Group includes the regulated transportation of natural gas by ATCO Pipelines, the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec.

The Industrials Business Group includes the manufacture, sale and lease of transportable workforce shelter and space rentals products by ATCO Structures and the design and construction of buildings to reduce noise emissions from industrial facilities by ATCO Noise Management.

The Technologies Business Group and Other Businesses includes the development, operation and support of information systems and technologies by ATCO I-Tek, the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics and the sale of travel services to both business and consumer sectors by ATCO Travel. In addition, ATCO Investments owns commercial real estate in Calgary and Canadian Utilities Limited owns commercial real estate in Fort McMurray, Alberta.

22. Segmented information (continued)

Segmented results

2002 2001	Utilities	Power Generation	Logistics & Energy Services	Industrials	Technologies & Other Businesses	Corporate	Inter-segment Eliminations	Consolidated
Revenues – external	**$1,781.1**	**$ 604.9**	**$594.6**	**$201.7**	**$ 14.0**	**$ -**	**$ -**	**$3,196.3**
	$2,256.1	$ 660.9	$610.7	$228.3	$ 11.8	$ -	$ -	$3,767.8
Revenues – Intersegment[1]	**86.1**	**-**	**339.1**	**0.5**	**92.2**	**11.1**	**(529.0)**	**-**
	112.5	-	305.1	0.3	95.8	11.7	(525.4)	-
Revenues	**1,867.2**	**604.9**	**933.7**	**202.2**	**106.2**	**11.1**	**(529.0)**	**3,196.3**
	2,368.6	660.9	915.8	228.6	107.6	11.7	(525.4)	3,767.8
Operating expenses	**1,516.7**	**351.6**	**765.7**	**176.4**	**77.7**	**6.1**	**(540.8)**	**2,353.4**
	2,028.6	365.8	761.4	199.5	82.5	9.5	(537.7)	2,909.6
Depreciation and amortization	**126.8**	**70.4**	**42.1**	**10.1**	**7.7**	**0.5**	**(0.5)**	**257.1**
	128.5	66.6	41.0	9.8	7.9	0.5	3.4	257.7
Interest expense	**96.3**	**71.7**	**24.6**	**1.2**	**1.1**	**144.5**	**(150.2)**	**189.2**
	109.0	72.4	28.7	2.4	1.2	162.3	(172.8)	203.2
Dividends on preferred shares	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	-	-	-	-	-	8.9	-	8.9
Interest and other income	**(121.1)**	**(7.2)**	**(5.1)**	**(1.0)**	**(0.2)**	**(152.3)**	**150.2**	**(136.7)**
	(28.6)	(14.3)	(3.8)	(1.8)	1.7	(171.9)	172.8	(45.9)
Earnings before income taxes	**248.5**	**118.4**	**106.4**	**15.5**	**19.9**	**12.3**	**12.3**	**533.3**
	131.1	170.4	88.5	18.7	14.3	2.4	8.9	434.3
Income taxes	**92.4**	**41.3**	**40.3**	**4.5**	**8.3**	**5.7**	**4.2**	**196.7**
	48.9	69.4	35.4	4.8	6.4	5.9	4.0	174.8
Net earnings	**156.1**	**77.1**	**66.1**	**11.0**	**11.6**	**6.6**	**8.1**	**336.6**
	82.2	101.0	53.1	13.9	7.9	(3.5)	4.9	259.5
Dividends on equity preferred shares	**-**	**-**	**-**	**-**	**-**	**8.6**	**-**	**8.6**
	-	-	-	-	-	4.1	-	4.1
Non-controlling interests	**79.5**	**39.5**	**32.7**	-	**5.3**	**4.0**	**4.0**	**165.0**
	43.9	48.4	26.4	-	4.4	3.7	4.2	131.0
Earnings attributable to Class I and Class II shares	**$ 76.6**	**$ 37.6**	**$ 33.4**	**$ 11.0**	**$ 6.3**	**$ (6.0)**	**$ 4.1**	**$ 163.0**
	$ 38.3	$ 52.6	$ 26.7	$ 13.9	$ 3.5	$ (11.3)	$ 0.7	$ 124.4
Total assets	**$2,561.9**	**$2,381.6**	**$794.6**	**$136.3**	**$ 65.4**	**$ 417.0**	**$ 46.5**	**$6,403.3**
	$2,486.4	$2,174.7	$861.1	$144.5	$ 52.6	$ 99.7	$ 26.4	$5,845.4
Allocation of goodwill	**$ 35.7**	**$ 23.1**	**$ 12.4**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 71.2**
Purchase of property, plant and equipment	**$ 274.5**	**$ 289.0**	**$ 48.9**	**$ 26.4**	**$ 10.0**	**$ 0.4**	**$ -**	**$ 649.2**
	$ 238.9	$ 464.0	$101.9	$ 25.6	$ 11.8	$ 0.3	$ -	$ 842.5

[1] Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

22. Segmented information (continued)

Geographic segments

	Domestic		Foreign		Consolidated	
	2002	2001	**2002**	2001	**2002**	2001
Revenues	**$2,784.3**	$3,364.2	**$412.0**	$403.6	**$3,196.3**	$3,767.8
Property, plant and equipment and goodwill	**$4,576.0**	$4,245.6	**$444.4**	$417.0	**$5,020.4**	$4,662.6

23. Sale of Retail Operations

On December 10, 2002, ATCO announced that Direct Energy Marketing Limited has agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's Natural Gas and Electricity Legislation that reflect the market refinements announced by the Minister of Energy in August 2002. The purchase consideration will be based on the number of customers at closing and is estimated to be $128.5 million, of which $54.4 million is payable on closing, $39.5 million will be payable one year after closing and the balance will be payable two years after closing. Closing is anticipated to occur in mid-2003.

Assuming the sale closes as anticipated, ATCO Gas and ATCO Electric will no longer be involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and a fair return. The sale does not include any of the distribution and transmission facilities used to deliver natural gas and electricity to customers.


ATCO
GROUP



ATCO Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's comparative financial statements for the year ended December 31, 2002, which include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 41.2% of the Class A non-voting shares and 70.1% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its comparative financial statements and its management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2002. Copies of these documents may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The Corporation's financial statements are consolidated from five Business Groups: Utilities, Power Generation, Logistics and Energy Services, Industrials and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Technologies and Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 22 of the comparative financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

The Utilities Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric, Northland Utilities (Yellowknife), Northland Utilities (NWT) and Yukon Electric, the regulated transmission and distribution of water by CU Water and the non-regulated

engineering, procurement and construction services for customers in the utility, energy and telecommunications sectors by ATCO Utility Services.

The Power Generation Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and ATCO Resources and the regulated supply of electricity by Alberta Power (2000).

The Logistics and Energy Services Business Group includes the regulated transmission of natural gas by ATCO Pipelines, the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec.

The Industrials Business Group includes the manufacture, sale and lease of transportable workforce shelter and space rentals products by ATCO Structures and the design and construction of buildings to reduce noise emissions from industrial facilities by ATCO Noise Management.

The Technologies Business Group and Other Businesses includes the development, operation and support of information systems and technologies by ATCO I-Tek, the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics, and the sale of travel services to both business and consumer sectors by ATCO Travel. In addition, ATCO Investments owns commercial real estate in Calgary and Canadian Utilities owns commercial real estate in Fort McMurray, Alberta.

RESULTS OF OPERATIONS

Consolidated Operations

Segmented revenues and earnings attributable to Class I Non-Voting shares ("Class I shares") and Class II Voting shares ("Class II shares") for the years 2002 and 2001 were as follows:

Business Groups	Revenues		Earnings	
	2002	2001	**2002**	2001
	($ Millions)			
Utilities	**1,867.2**	2,368.6	**76.6**	38.3
Power Generation	**604.9**	660.9	**37.6**	52.6
Logistics and Energy Services	**933.7**	915.8	**33.4**	26.7
Industrials	**202.2**	228.6	**11.0**	13.9
Technologies and Other Businesses	**106.2**	107.6	**6.3**	3.5
Corporate	**11.1**	11.7	**(6.0)**	(11.3)
Intersegment	**(529.0)**	(525.4)	**4.1**	0.7
Total	**3,196.3**	3,767.8	**163.0**	124.4

Earnings attributable to Class I and Class II shares rose by $38.6 million to $163.0 in 2002 and earnings per share increased in 2002 to $5.47 from $4.18 in 2001. These increases were primarily due to the sale of the Viking-Kinsella natural gas producing property (the "Viking property") on January 3, 2002. The sale of the Viking property increased earnings by $34.9 million, earnings per share by $1.17 and diluted earnings per share by $1.15. The remainder of the increase was primarily due to stronger operational results from the Logistics and Energy Services Business Group, the impact of colder temperatures in ATCO Gas, lower income tax rates and lower interest expense, partially offset by lower prices received for electricity sold to the Alberta Power Pool by ATCO Power and lower interest income on lower cash balances. Return on common equity was 16.7% in 2002.

Revenues in 2002 decreased by $571.5 million to $3,196.3 million. This decrease was primarily the result of lower prices for natural gas and power purchased for customers and lower revenues due to lower customer rates in ATCO Gas and ATCO Electric, lower prices received for electricity sold to the Alberta Power Pool by ATCO Power and lower business activity in Industrials operations, partially offset by the impact of colder temperatures in ATCO Gas.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operating and maintenance expenses, selling and administrative expenses and franchise fees costs) decreased by $556.2 million to $2,353.4 million for 2002. This decrease was largely the result of lower prices for natural gas and electricity purchased for customers.

Depreciation and amortization expenses decreased $0.6 million to $257.1 million in 2002, primarily due to depreciation adjustments associated with the sale of the Viking property and lower amortization of goodwill, partially offset by capital additions in 2002 and 2001.

Interest expense for 2002 decreased $14.0 million to $189.2 million. This decrease was principally due to lower interest rates associated with higher cost debt refinanced in 2001 and 2002. $27.6 million of interest was capitalized for projects under construction in power generation operations.

Interest and other income for 2002 increased by $90.8 million to $136.7 million, primarily due to a $110.1 million gain on the sale of the Viking property, partially offset by lower interest income on lower cash balances.

Income taxes for 2002 increased by $21.9 million to $196.7 million. This increase was primarily due to income taxes of $42.8 million on the sale of the Viking property, partially offset by a refund to customers of amounts previously recovered from customers for future income taxes related to the Viking property and lower income tax rates.

Quarterly Financial Information

	1st	2nd	3rd	4th
	($ Millions except per share data) (unaudited)			
2002				
Revenues	922.5	699.2	598.3	976.3
Earnings Attributable to Class I and Class II shares (1) (2)	77.7	21.8	26.3	37.2
Earnings Per Class I and Class II share (1) (2)	2.61	0.73	0.89	1.24
Diluted Earnings Per Class I and Class II share (1) (2)	2.57	0.72	0.87	1.23
2001				
Revenues	1,502.1	909.5	651.7	704.5
Earnings Attributable to Class I and Class II shares (1) (2)	42.3	22.6	24.3	35.2
Earnings Per Class I and Class II share (1) (2)	1.42	0.76	0.82	1.18
Diluted Earnings Per Class I and Class II share (1) (2)	1.40	0.75	0.81	1.16

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.
(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.
(3) The first quarter 2002 results reflect the sale of the Viking property.

Utilities

Earnings from the Utilities Business Group for 2002, which amounted to 47.0% of consolidated earnings of the Corporation, increased by $38.3 million to $76.6 million. Of this increase, $34.9 million was due to the sale of the Viking property by ATCO Gas. The property, which had a book value of $40.4 million, was sold for $550 million. In accordance with a decision of the Alberta Energy and Utilities Board ("AEUB"), the proceeds from the sale were shared between ATCO Gas' North division customers and the Corporation. The Corporation's share of the net proceeds was $150.5 million, after adjustments, resulting in a gain of $110.1 million. The balance of the increase in earnings from the Utilities Business Group was primarily due to the impact of colder temperatures, partially offset by lower customer rates and lower interest income. Temperatures in 2002 were 6.3% colder than normal, whereas temperatures in 2001 were 6.9% warmer than normal.

Revenues in 2002 decreased by $501.4 million to $1,867.2 million. This decrease was primarily the result of lower prices for natural gas and power purchased for customers and lower revenues due to lower customer rates, partially offset by the impact of colder temperatures.

Operating expenses for 2002 decreased by $511.9 million to $1,516.7 million. This decrease was primarily due to lower natural gas supply and purchased power costs. Natural gas supply and purchased power costs are recovered in customer rates. The amount of natural gas supply costs recorded as an expense is based on the forecast cost of natural gas included in customer rates. The amount of purchased power costs recorded as an expense is based on the actual cost of electricity purchased, whereas the amount included in customer rates is based on forecast cost. Revenues are adjusted for variances

from the forecast cost of electricity. Any variances from forecasted natural gas supply costs or purchased power costs are deferred until the AEUB approves revised customer rates to either refund or collect the variance. As a consequence, changes in natural gas supply and purchased power costs have no effect on the Corporation's earnings. In accordance with recent AEUB decisions, customer rates are now adjusted on a monthly basis (see "Regulatory Matters – ATCO Gas" and "Regulatory Matters – ATCO Electric").

Power Generation

Earnings from the Power Generation Business Group for 2002, which amounted to 23.1% of consolidated earnings of the Corporation, decreased by $15.0 million to $37.6 million. This decrease was primarily due to lower prices received for electricity sold to the Alberta Power Pool.

Revenues in 2002 decreased by $56.0 million to $604.9 million. This decrease was primarily the result of lower prices received for electricity sold to the Alberta Power Pool and lower natural gas fuel supply costs recovered in revenues. Power pool prices averaged $43.94 per megawatt hour in 2002, compared to average prices of $71.29 in 2001. Natural gas prices averaged $3.84 per gigajoule in 2002, compared to average prices of $5.12 in 2001.

Operating expenses for 2002 decreased by $14.2 million to $351.6 million. The decrease was primarily the result of lower fuel costs, partially offset by higher operating and maintenance costs at the Barking power plant and full year operations at the Rainbow Unit 5 and Valleyview generating plants which became operational in late 2001.

During the third quarter, Brighton Beach Power L.P., a limited partnership formed by ATCO Power and Ontario Power Generation Inc., completed a $403 million private bond and term debt financing for its 580 megawatt power project under construction at Brighton Beach in Windsor, Ontario.

ATCO Power has an interest in four power projects (Cory, Muskeg River, Scotford and Oldman River) scheduled for completion in the first half of 2003 having an estimated cost of approximately $750 million, of which ATCO Power's and ATCO Resources' share is approximately $540 million. These costs are approximately 15% above original cost estimates, primarily due to labour and engineering markets in Alberta which tightened during construction and increased equipment, financing and foreign exchange costs. A significant portion of the increased costs are in dispute. A portion of the additional costs will be recoverable over the term of the commercial contracts.

On November 19, 2002, an administration order was issued by a United Kingdom court for TXU Europe Energy Trading Ltd. ("TXU Europe"), which had a long term offtake agreement for 27.5% of the power produced by the Barking power plant, a 1,000 megawatt plant in London, England, in which ATCO Power, through Barking Power Limited, has a 25.5% equity interest. An administration order is similar to a Chapter 11

bankruptcy filing in the United States. Barking Power Limited has filed a claim with the Administrator and is working with the Administrator and Creditors' Committees on liquidation of TXU Europe and settlement of claims. The Barking power plant will continue to supply 725 megawatts of power under long term contracts. It is anticipated that the 275 megawatts of power previously supplied to TXU Europe will be sold under short term bilateral agreements.

A joint venture in which ATCO Power has a 50% interest owns and operates a 180 megawatt cogeneration plant in Osborne, Australia. The joint venture has long term agreements with Flinders Osborne Trading Pty Ltd. ("FOT") to supply gas and to purchase all of the power produced at the plant. In December 2002, the joint venture was advised that FOT's parent corporation would no longer provide financial support to FOT. FOT continues to meet its obligations under its agreements with the joint venture. The government of South Australia has guaranteed the obligations of FOT under these agreements.

Logistics and Energy Services

Earnings from the Logistics and Energy Services Business Group for 2002, which amounted to 20.5% of consolidated earnings of the Corporation, increased by $6.7 million to $33.4 million. The increase was largely due to improved storage operations and lower interest costs in ATCO Midstream.

Revenues in 2002 increased by $17.9 million to $933.7 million. The increase was largely due to higher volumes of natural gas purchased by ATCO Midstream for ATCO Gas and higher storage revenues for ATCO Midstream, partially offset by lower prices for natural gas purchased for ATCO Midstream's and ATCO Pipelines' customers and lower revenues from ATCO Frontec projects, primarily reflecting the terms for a new North Warning System contract which was signed in December 2001 and changes in the contractual arrangements between ATCO Frontec and its North Warning System contract joint venture partner.

Operating expenses for 2002, net of intersegment expenses, decreased by $11.3 million. This decrease was primarily due to the impact of the changes associated with ATCO Frontec's new North Warning System contract, partially offset by higher shrinkage gas costs in ATCO Midstream.

Industrials

Earnings from the Industrials Business Group for 2002, which amounted to 6.7% of consolidated earnings of the Corporation, decreased by $2.9 million to $11.0 million. The decrease was largely due to lower business activity in ATCO Noise management, partially offset by higher earnings from ATCO Structures.

Revenues in 2002 decreased by $26.4 million to $202.2 million, primarily due to decreased business activity in ATCO Noise Management and in ATCO Structures in

South and North America, partially offset by increased business activity for ATCO Structures in Australia and Europe.

Capital resource projects in Canada provide the primary domestic market for the North American workforce housing division. During 2002, the fleet utilization rate of 54% was down from 65% in 2001. Programs to rationalize and modernize the size of the workforce housing lease fleet are continuing.

Operating expenses for 2002 decreased by $23.1 million to $176.4 million, primarily as a result of lower business activity.

ATCO Structures will continue to focus on its core businesses of workforce housing in North America, Australia, South America, Europe and selective international markets and on the space rental business in Australia and Canada. ATCO Noise Management will continue to focus on the growing demand for turnkey noise abatement opportunities in the energy and petrochemical industries worldwide.

A number of major projects, which provide opportunities for ATCO Structures, are planned for development in 2003 and beyond. ATCO Structures expects a number of projects in Australia, South America, Europe and Africa to proceed in 2003; however no major projects are expected to proceed in North America prior to 2004. ATCO Noise Management is focussing its efforts on exploring industrial noise abatement opportunities in North America, Latin America and Europe. These areas represent opportunities in the electrical power generation and fossil fuel markets where demand continues to grow.

International sales may expose ATCO Structures and ATCO Noise Management to greater risk than normally associated with domestic transactions due to the political and financial aspects of international business. However, ATCO Structures and ATCO Noise Management will continue to follow strict credit policies on international sales to minimize financial exposure and will continue to utilize its international experience to manage the political and other risks associated with international business. ATCO Structures has marketed and installed its manufactured products in over 105 countries around the world since 1947.

Technologies and Other Businesses

Earnings from technologies and other businesses for 2002, which amounted to 3.9% of consolidated earnings of the Corporation, increased by $2.8 million to $6.3 million. The increase was largely due to improved operating efficiencies and increased business activity.

ATCO I-Tek Business Services Ltd. has entered into a 10 year contract with Direct Energy Marketing Limited ("Direct Energy") to provide billing and customer care services to nearly one million Alberta customers. Commencement of the contract is conditional upon the closing of the sale of ATCO Gas' and ATCO Electric's retail

operations to Direct Energy (see "Business Risks – Regulated Operations – Sale of Retail Operations").

Non-Controlling Interests

The interests of non-controlling share owners increased by $34.0 million to $165.0 million in 2002. Of this increase, $32.4 million was due to the sale of the Viking property.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary CU Inc.

In July 2002, the AEUB issued decisions regarding affiliate transactions within the ATCO Group and the Corporation's application to remove the Carbon, Alberta storage facility from regulated service. Both decisions dealt with pricing for services between affiliate companies. The effect of these decisions was to reduce earnings attributable to Class I and Class II shares by $5.8 million, of which $4.4 million was provided for in 2000 and 2001. Furthermore, the AEUB determined that the Carbon storage facility should remain a regulated asset.

In August 2002, the Government of Alberta announced further changes to utility legislation in order to improve the environment for retail competition in the Province. The Government announced it intends to introduce a new Electric Utilities Act and revise the Gas Utilities Act and Regulations in the spring of 2003. These changes are designed to bring customer choice for both gas and electricity into closer alignment, as well as to move towards consistent regulatory treatment of investor-owned and municipally-owned utilities.

In September 2002, the AEUB established a process to consider the use of a generic cost of capital methodology for electric and natural gas utilities in Alberta. The first phase of this process is to explore the feasibility and appropriateness of applying a standardized approach for all major gas pipeline and major gas and electric utilities under the jurisdiction of the AEUB. The AEUB has received submissions from interested parties but has not established any further schedule for this process.

ATCO Electric

In December 2000, the Province of Alberta issued regulations providing for the deferral of price and volume variance in excess of forecast amounts in respect of the supply of electricity by distributors to their customers for the year ended December 31, 2000. In June 2002, the AEUB issued decisions approving the collection by ATCO Electric of its deferred costs from customers over a period that is expected to end in July 2003, and

permitting ATCO Electric to sell these deferred costs and related rights. On August 14, 2002, ATCO Electric sold deferred costs of $81 million to an unrelated purchaser for equivalent cash consideration. Generally accepted accounting principles require that this transaction be accounted for as a financing arrangement rather than a sale. Accordingly, the cash received results in the recording of a deferred electricity cost obligation rather than a reduction of deferred electricity costs. The obligation bears interest at 3.3975%, which approximates the interest earned on the deferred costs. The obligation principal and interest incurred will be paid to the purchaser as the deferred costs and interest earned are collected from customers. ATCO Electric serves as agent for the purchaser in billing, collecting and remitting amounts due in respect of the deferred costs. At December 31, 2002, $51.0 million of the obligation remained outstanding.

In April 2002, the AEUB issued a decision which determined that the electric generation pricing offer strategy utilized by ATCO Electric in 2000 resulted in higher costs to customers than necessary. The decision resulted in a $4.2 million refund to customers. As the decision related to power generation operations, it has been recognized in the Power Generation Business Group, with $3.5 million included in the 2001 results and the balance in 2002.

In August 2002, ATCO Electric filed a general tariff application with the AEUB for the 2003, 2004 and 2005 test years. In a decision dated December 11, 2002, the AEUB approved interim refundable rates effective January 1, 2003.

In December 2002, the AEUB approved an application requesting the implementation on January 1, 2003, of a monthly method of calculating electricity prices for regulated rate option customers. The new methodology is intended to provide greater price transparency for customers and to prevent large collection shortfalls or surpluses that would require subsequent adjustment by the AEUB. In addition, as a result of this decision, ATCO Electric anticipates that in the future its deferred account balance will be reduced as customer rates will be adjusted monthly to refund or collect variances in purchased power costs.

ATCO Gas

In October 2001, the AEUB approved the implementation on April 1, 2002, of a monthly method of adjusting customer rates to recover the cost of natural gas purchased for customers of ATCO Gas. The new methodology is intended to provide greater price transparency for customers. In addition, as a result of this decision, ATCO Gas anticipates that in the future its deferred account balance will be reduced as customer rates will be adjusted monthly to refund or collect variances in natural gas supply costs.

In August 2002, ATCO Gas filed a general rate application for the 2003 and 2004 test years. In December 2002, the AEUB issued a decision approving rates on an interim refundable basis effective January 1, 2003.

In December 2002, the AEUB issued a decision approving the sale of ATCO Gas' Beaverhill Lake and Fort Saskatchewan natural gas producing properties. The properties, located east of Edmonton, were sold to NCE Petrofund on January 1, 2003 for $31.5 million. In the decision, the AEUB also approved a settlement to refund $23 million of the sale proceeds to ATCO Gas' North division customers. The balance of the proceeds will be used to recover ATCO Gas' book value investment in the assets and costs of disposition. The sale has no impact on earnings. ATCO Gas has filed an application with the AEUB seeking approval for the methodology of distributing the proceeds of the settlement. In the same decision, the AEUB also approved final distribution service rates for ATCO Gas' North division for the year 2002, established in a negotiated settlement, which will result in a refund to customers of approximately $2.5 million in 2003.

In September 2002, the AEUB issued a decision with respect to the distribution of $6.4 million of proceeds associated with the Westlock et al and Lloydminster production assets sold by ATCO Gas in 2001. ATCO Gas has withdrawn the application for leave to appeal filed in respect of the level of proceeds allocated to customers.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties located in the City of Calgary, known as the Calgary Stores Block, for $6.6 million and subsequently issued a decision allocating $4.1 million of the proceeds to customers. A leave to appeal this decision was granted on July 12, 2002. The appeal was heard on December 6, 2002, with the Court's decision reserved.

ATCO Pipelines

In July 2002, the AEUB issued a decision denying NOVA Gas Transmission Ltd.'s application to construct and operate a natural gas pipeline into the Fort Saskatchewan industrial area, an area currently served by ATCO Pipelines. The AEUB found, among other things, that the proposed facilities were not needed and were not the least cost alternative.

On February 14, 2003, ATCO Pipelines filed a general rate application for the 2003 and 2004 test years.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations decreased by $6.8 million to $539.8 million in 2002. This decrease was principally due to lower earnings in the Power Generation Business Group

and a refund of $20.6 million to customers of amounts previously recovered from customers for future abandonment costs and future income taxes related to the Viking property, partially offset by higher earnings in the Logistics and Energy Services Business Group, the impact of colder temperatures in ATCO Gas, lower income tax rates and lower interest expense.

Investing decreased by $96.6 million to $492.0 million in 2002. Capital expenditures decreased by $193.3 million to $649.2 million in 2002. This decrease was primarily due to lower investment in power generation, regulated natural gas transmission and unregulated natural gas gathering and processing projects, partially offset by increased investment in regulated natural gas and water distribution projects.

To finance 2002 operations, the Corporation issued $305.8 million of long term debt, including $150.0 million of 6.145% Debentures due November 22, 2017 for ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water, and $50.0 million of 4.801% Debentures due November 22, 2007 for Alberta Power (2000). In addition, $100.0 million of 6.14% Debentures due November 22, 2012, and $150.0 million of 5.80% Cumulative Redeemable Second Preferred Shares Series W were issued for general corporate purposes. During 2002, the Corporation issued $216.2 million of non-recourse long term project debt, including $138.2 million for the Brighton Beach project. The Corporation also issued $81.0 million of the deferred electricity cost obligation. The deferred electricity cost obligation was reduced by $30.0 million, which represents the amount of the deferred electricity cost obligation collected and remitted during the period August 14, 2002 to December 31, 2002.

During 2002, the Corporation redeemed: $255.6 million of long term debt; consisting of $125.0 million of 12.00% Debentures 1987 Series, $68.0 million of 5.42% Debentures and $62.6 million of other debt. In addition, the Corporation redeemed $46.2 million of non-recourse long term project debt and $4.6 million of notes payable. Total debt redeemed had interest rates ranging from 2.18% to 12.00%.

The Corporation's cash position (defined as cash and short term investments less current bank indebtedness) increased by $193.2 million to $476.6 million in 2002. This increase was primarily due to the issue by Canadian Utilities of $100 million of 6.14% Debentures due November 22, 2012 and $150.0 million of 5.80% Cumulative Redeemable Second Preferred Shares Series W.

At December 31, 2002, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	Used	Available
		($ Millions)	
Long term committed	585.0	75.2	509.8
Short term committed	627.7	52.9	574.8
Uncommitted	273.3	22.5	250.8
Total	1,486.0	150.6	1,335.4

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Current and long term future income tax liabilities of $251.8 million, at December 31, 2002, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2002, the Corporation commenced a Normal Course Issuer Bid for the purchase of up to 3% of the outstanding Class I shares. The offer will expire on May 26, 2003. To date, no shares have been purchased.

It is the policy of the Corporation to pay dividends quarterly on its Class I and Class II shares. In 2002, the Corporation increased the dividends on Class I and Class II shares by $0.12 per share, the same increase as in 2001. The matter of an increase in the quarterly dividend is addressed by the Board of Directors in the first quarter of each year. For the first quarter of 2003, the quarterly dividend payment has been increased by $0.03 to $0.32 per share. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

The current ratings on the Corporation's, Canadian Utilities' and CU Inc.'s securities are as follows:

	DBRS	**S&P**
ATCO Ltd.:		
Preferred shares	Pfd-2 (low)	P-1(low)
Canadian Utilities:		
Debentures	A	A
Commercial paper	R-1 (low)	A-1(mid)
Preferred shares:		
-Obligations of CU Inc. (3)	Pfd-2 (high)	P-1(low)
-Obligations of CU	Pfd-2	P-1(low)
CU Inc.:		
Debentures	A (high)	A+
Commercial paper	R-1 (low)	A-1(mid)
Preferred shares	Pfd-2 (high)	Not rated

Notes:

(1) *Dominion Bond Rating Service Limited ("DBRS") maintains a stable trend on the above securities.*

(2) *Standard and Poor's ("S&P") has announced that it has placed several Canadian utility companies (including Canadian Utilities Limited and CU Inc.) on credit watch with negative implications, pending a review of the various regulatory environments in which the utilities operate.*

(3) *Refers to the Cumulative Redeemable Second Preferred Shares Series Q, R and S and the Perpetual Cumulative Second Preferred Shares Series U and V which were issued by Canadian Utilities prior to the creation of CU Inc. on March 12, 1999.*

BUSINESS RISKS

During 2002, the Government of Canada ratified the Kyoto Protocol. The Corporation is unable to determine what impact, if any, the ratification will have on its operations as the implementation plan has not yet been released by the Government. It is anticipated that the Corporation's power purchase arrangements ("PPAs") relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates which permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Sale of Retail Operations

On December 10, 2002, the Corporation announced that Direct Energy has agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's Natural Gas and Electricity Legislation that reflect the market refinements announced by the Minister of Energy in August 2002. The purchase consideration will be based on the number of customers at closing and is estimated to be $128.5 million, of which $54.4 million will be payable on closing, $39.5 million will be payable one year after closing and the balance will be payable two years after closing. Closing is anticipated to occur in mid-2003.

Assuming the sale closes as anticipated, ATCO Gas and ATCO Electric will no longer be involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and a fair return. The sale does not include any of the distribution and transmission facilities used to deliver natural gas and electricity to customers.

Alberta Power (2000)

Included in regulated operations are the generating plants of Alberta Power (2000) which were regulated by the AEUB until December 31, 2000, but which are now governed by legislatively mandated PPAs approved by the AEUB. These plants are included in regulated operations primarily because the PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Substantially all the electricity generated by Alberta Power (2000) is sold pursuant to PPAs. Under the PPAs, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPAs were based.

Under the terms of various PPAs, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPAs, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to income on a straight-line basis over the remaining term of the PPAs. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

At December 31, 2002, the Corporation had recorded $45.0 million of deferred availability incentives.

Fuel costs in Alberta Power (2000) are mostly for coal supply. To protect against volatility in coal prices, Alberta Power (2000) owns or has sufficient coal supplies under long term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

As a result of unprecedented drought conditions, the water level in the cooling pond used by the Battle River plant in its production of electricity is now at an all time low. If the

water level continues to fall, production from this plant could be curtailed in 2003. Should production be curtailed at the plant, the Corporation expects to make a claim under the force majeure provisions contained in the plant PPA.

Non-Regulated Operations

The Corporation's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. The Corporation accounts for its non-regulated operations separately from its regulated operations. The Corporation's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

The Corporation's portfolio of non-regulated electric generating plants is made up of gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long term power, steam and transmission support agreements. Where long term agreements are in place, the purchaser assumes the fuel supply and price risks and the Corporation, under these agreements, assumes the operating risks.

ATCO Power and ATCO Resources

ATCO Power's and ATCO Resources' generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking plants with underlying transmission support agreements. In 2002, sales from approximately 66% of ATCO Power's and ATCO Resources' generating capacity were subject to long term agreements, while the remaining 34% consisted primarily of sales to the Alberta Power Pool. In 2003, the portion of generating capacity subject to long term agreements is expected to be approximately 63% while the remaining 37% is expected to consist primarily of sales of electricity to the Alberta Power Pool. These sales are dependent on prices in the Alberta electricity spot market. The majority of the electricity sales to the Alberta Power Pool are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in Alberta, a strong correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

Electricity pool prices and gas prices can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to February 2003.


Pool Price and Gas Price
$300
$250
$200
$150
$100
$50
$0
Pool Price ($/MegaWatt hour)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
Natural Gas Price ($/Gigajoule)
Jan-00
Feb-00
Mar-00
Apr-00
May-00
Jun-00
Jul-00
Aug-00
Sep-00
Oct-00
Nov-00
Dec-00
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Month
Pool Price
Gas Price

Changes in electricity pool prices and gas prices may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity which is not subject to long term commitments.

ATCO Power and ATCO Resources have financed their non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question which includes the Corporation's equity therein. Canadian Utilities has provided a number of guarantees related to ATCO Power's and ATCO Resources' obligations under their respective non-recourse loans associated with certain of their projects. ATCO Power (80%) and ATCO Resources (20%) have a joint venture in these projects. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest. These guarantees cover the following items:

a) Equity contributions – Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2002, the maximum value of the obligations under these guarantees is anticipated to be:

Project	Amount
	($ Millions)
Scotford project financing	5.6
Brighton Beach project financing	61.4

b) Completion of construction – Represents completion guarantees associated with project financing whereby non-completion of a project by a certain date will require the repurchase of all or a portion of the project debt. At December 31, 2002, the maximum value of the obligations under these guarantees is:

Project	Amount	Expiry Date
	($ Millions)	
ATCO Power Alberta Limited Partnership ("APALP") project financing: Oldman River project	21.0	May 31, 2003
Brighton Beach project financing	201.5	September 30, 2006

c) Project cash flows – Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 30 megawatts for the Scotford project and 60 megawatts for the Muskeg River project. These guarantees will become effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing agreement depending upon the specific operating results of the plant. At December 31, 2002, no amounts were payable as the Scotford and Muskeg River projects had not yet reached commercial operation.

d) Reserve amounts - Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2002, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
	($ Millions)	
APALP project financing	NIL (1)	8.3
Joffre project financing	NIL (2)	5.0

Notes:

(1) No major maintenance reserve required for this financing.

(2) Reserve requirements of $0.4 million met with project cash flows.

e) Prepaid operating and maintenance fee - Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay

project debt in accordance with the project financing agreements. This guarantee, which declines by $1.5 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2002, the maximum value of the guarantee is $43.5 million.

f) Purchase project assets – Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or
- where ATCO Power has failed to co-operate with the lenders in a sale of the project; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2002, no such events had occurred.

Canadian Utilities has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts.

To date, Canadian Utilities has not been required to pay any of its guaranteed obligations.

Hedging

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

The Corporation designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions.

The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

February 27, 2003

(19)


ATCO
GROUP

ATCO Ltd.

2002 ANNUAL INFORMATION FORM

February 27, 2003

TABLE OF CONTENTS

DOCUMENT INCORPORATED BY REFERENCE

The Corporation's Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002 is incorporated by reference into and forms an integral part of this Annual Information Form.

DEFINITIONS OF CERTAIN TERMS

Certain terms used in this Annual Information Form are defined below:

"AEUB" means the Alberta Energy and Utilities Board;

"AGP" means ATCO Gas and Pipelines Ltd.;

"Alberta Power (2000)" means Alberta Power (2000) Ltd.;

"ASHCOR Technologies" means ASHCOR Technologies Ltd.;

"ATCO" means ATCO Ltd.;

"ATCO Electric" means ATCO Electric Ltd.;

"ATCO Frontec" means ATCO Frontec Corp. together with its subsidiaries;

“**ATCO Gas**” means the natural gas distribution division of AGP;

“**ATCO I-Tek**” means the ATCO I-Tek division of CU;

“**ATCO I-Tek Business Services**” means ATCO I-Tek Business Services Ltd.;

“**ATCO Investments**” means ATCO Investments Ltd.;

“**ATCO Midstream**” means ATCO Midstream Ltd.;

“**ATCO Noise Management**” means ATCO Noise Management Ltd.;

“**ATCO Pipelines**” means the natural gas transmission division of AGP;

“**ATCO Power**” means ATCO Power Ltd. together with its subsidiaries;

“**ATCO Resources**” means ATCO Resources Ltd.;

“**ATCO Structures**” means ATCO Structures Inc. together with its subsidiaries;

“**ATCO Utility Services**” means ATCO Utility Services Ltd.;

“**BPL**” means Barking Power Limited;

“**Canadian Utilities**” means Canadian Utilities Limited together with all its subsidiaries;

“**Class I Shares**” means the Class I Non-Voting Shares of the Corporation;

“**Class II Shares**” means the Class II Voting Shares of the Corporation;

“**Corporation**” means ATCO Ltd. and, unless the context otherwise requires, includes its subsidiaries;

“**CU**” means Canadian Utilities Limited;

“**CU Water**” means CU Water Limited;

“**EEEP**” means the Edmonton Ethane Extraction Plant;

“**EUA**” means the Electric Utilities Act (Alberta);

“**Genics**” means Genics Inc.;

“**km**” means kilometre;

“**Mmcf**” means one million cubic feet and “**Bcf**” means one billion cubic feet;

"negotiated settlement" means an agreement related to a revenue requirement and/or customer rates for a specific period of time resulting from direct negotiations between a utility and its customers. A negotiated settlement avoids the need for a general rate application for the duration of the agreement. All negotiated settlements must be approved by the AEUB;

"NLD" means Northland Utilities (NWT) Limited;

"NUL" means Northwestern Utilities Limited;

"NUY" means Northland Utilities (Yellowknife) Limited;

"petajoule" means a unit of energy equal to approximately 948.2 billion British thermal units, "**terajoule**" means a unit of energy equal to approximately 948.2 million British thermal units and "**gigajoule**" means a unit of energy equal to approximately 948.2 thousand British thermal units;

"PPAs" mean power purchase arrangements that became effective on January 1, 2001, as part of the process of restructuring the electric utility business in Alberta. The PPAs are legislatively mandated and approved by the AEUB;

"REA" means Rural Electrification Association. REAs are constituted under the Rural Utilities Act (Alberta) by groups of persons carrying on farming operations. Each REA purchases electric power for distribution to its members through a distribution system owned by that REA;

"Thames Power" means Thames Power Limited;

"YECL" means The Yukon Electrical Company Limited.

ATCO LTD.

The Corporation is the successor to the business commenced in 1947 by the late S.D. Southern and R.D. Southern and was incorporated under The Companies Act (Alberta) by Certificate of Incorporation dated August 31, 1962. The Corporation was continued under the Business Corporations Act (Alberta) on March 13, 1984.

The following chart includes the names of the operating subsidiaries of the Corporation, the jurisdictions under the laws of which they are organized and the percentages of their voting shares beneficially owned or over which control or direction is exercised by the Corporation.



ATCO Ltd.
(Alberta)
70.1%
Canadian Limited Utilities
(Canada)
100%
CU Inc.
(Canada)
100%
ATCO Power Ltd.
(Canada)
100%
ATCO Midstream Ltd.
(Canada)
100%
ATCO I-TEK Business Services Ltd.
(Canada)
100%
ATCO Structures Inc.
(Alberta)
100%
ATCO Gas and Pipelines Ltd.
(Alberta)
100%
ATCO Power Canada Ltd.
(Canada)
100%
ATCO Frontec Corp.
(Alberta)
100%
ASHCOR Technologies Ltd.
(Canada)
100%
ATCO Structures Pty Ltd
(Australia)
100%
Alberta Power (2000) Ltd.
(Canada)
100%
ATCO Power Generation Ltd.
(England)
100%
ATCO Travel Ltd.
(Canada)
50%
Genics Inc.
(Alberta)
100%
ATCO Europe Kft.
(Hungary)
100%
CU Water Limited
(Canada)
50%
Thames Power Limited
(England)
100%
ATCO Utility Services Ltd.
(Canada)
50%
Tecno Fast ATCO S.A.
(Chile)
100%
ATCO Electric Ltd.
(Canada)
51%
Barking Power Limited
(England)
100%
ATCO Noise Management Ltd.
(Alberta)
100%
The Yukon Electrical Company Limited
(Yukon Territory)
100%
ATCO Power Australia Pty Ltd
(Australia)
100%
ATCO Investments Ltd.
(Alberta)
100%
Norven Holdings Inc.
(Canada)
100%
ATCO Resources Ltd.
(Alberta)
76%
Northland Utilities Enterprises Ltd.
(Canada)
100%
Northland Utilities (Yellowknife) Limited
(Canada)
100%
Northland Utilities (NWT) Limited
(Northwest Territories)

Notes:

(1) At December 31, 2002, all of the non-voting shares of each of the above corporations were directly or indirectly owned by the Corporation, with the exception of Canadian Utilities Limited. 70.1% of the Class B common shares, being the only voting securities outstanding, and 41.2% of the Class A non-voting shares of Canadian Utilities Limited are held by ATCO Ltd.

CONSOLIDATED THREE YEAR FINANCIAL SUMMARY

	Year Ended December 31		
	2002	2001	2000
	($ millions except per share data)		
Revenues	3,196.3	3,767.8	3,077.4
Earnings attributable to Class I and Class II Shares (1) (2)	163.0	124.4	112.7
Earnings per Class I and Class II Share (1) (2)	5.47	4.18	3.79
Diluted earnings per Class I and Class II Share (1) (2)	5.39	4.12	3.75
Total assets	6,403.3	5,845.4	5,829.4
Long term debt and preferred shares	3,042.4	2,803.4	2,571.7
Class I and Class II shareholders' equity	1,044.8	911.6	822.3
Cash dividends declared per share			
5.75% Cumulative Redeemable Preferred Shares, Series 3 (3)	1.44	0.57	-
Class I Shares	1.16	1.04	0.92
Class II Shares	1.16	1.04	0.92

Notes:
(1) There were no discontinued operations or extraordinary items during these periods.
(2) After payment of preferred share dividends.
(3) Issued July 10, 2001.

BUSINESS OF THE CORPORATION

The Corporation is a holding company. Its principal operating subsidiaries are engaged in regulated natural gas and electric energy operations, primarily in Alberta, and in related non-regulated operations. Regulated operations are conducted by ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water. Also included in regulated operations are the generating plants of Alberta Power (2000) which were regulated by the AEUB until December 31, 2000, but which are now governed by legislatively mandated PPAs approved by the AEUB. These plants are included in regulated operations primarily because the PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

The Corporation has five Business Groups: Utilities, Power Generation, Logistics and Energy Services, Industrials and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Technologies and Other Businesses. Corporate results, which include administrative expenses, earnings from corporate investments and financing charges, are accounted for as Corporate.

The Utilities Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric, YECL, NUY and NLD, the regulated transmission and distribution of water by CU Water and the non-regulated

engineering, procurement and construction services for customers in the utility, energy and telecommunications sectors by ATCO Utility Services.

The Power Generation Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and ATCO Resources and the regulated supply of electricity by Alberta Power (2000).

The Logistics and Energy Services Business Group includes the regulated transmission of natural gas by ATCO Pipelines, the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec.

The Industrials Business Group includes the manufacture, sale and lease of transportable workforce shelter and space rentals products by ATCO Structures and the design and construction of buildings to reduce noise emissions from industrial facilities by ATCO Noise Management.

The Technologies Business Group and Other Businesses includes the development, operation and support of information systems and technologies by ATCO I-Tek, the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics, and the sale of travel services to both business and consumer sectors by ATCO Travel. In addition, ATCO Investments owns commercial real estate in Calgary and Canadian Utilities owns commercial real estate in Fort McMurray, Alberta.

Utilities

Natural Gas Operations

ATCO Gas is primarily engaged in the business of distributing natural gas throughout Alberta and in the Lloydminster area of Saskatchewan. In addition, ATCO Gas stores and purchases natural gas. Although ATCO Gas is the major natural gas distributor in Alberta, certain areas are served by other natural gas utilities.

ATCO Gas' principal markets for the sale of natural gas are in the communities of Edmonton, Calgary, Airdrie, Camrose, Fort McMurray, Grande Prairie, Lethbridge, Lloydminster, Red Deer, St. Albert and Sherwood Park, which have a combined population of approximately 1,957,000. Also served are 280 smaller communities as well as rural areas having a combined population of approximately 533,000, located on or in the vicinity of ATCO Pipelines' transmission systems or the natural gas transmission pipelines of other companies. ATCO Gas serves approximately 862,000 customers with natural gas, of whom approximately 75% are located in the 11 communities named above.

The number of customers served by ATCO Gas as at the end of each of the last two years was as follows:

	2002			2001		
	Sales Customers	Transportation Customers	Total	Sales Customers	Transportation Customers	Total
Residential	751,373	37,792	789,165	728,982	32,416	761,398
Commercial	72,052	353	72,405	74,933	277	75,210
Industrial	250	102	352	259	96	355
Other	1	-	1	8	-	8
Affiliates	44	-	44	32	-	32
Total	823,720	38,247	861,967	804,214	32,789	837,003

ATCO Gas owns and operates approximately 33,700 km of distribution mains. In addition, ATCO Gas owns modern service and maintenance facilities in major centres.

Sales and earnings of ATCO Gas are affected by temperature and consequently winter weather can have a significant impact. Usually, more than 50% of the earnings of ATCO Gas are generated during the months of January, February, November and December.

The amounts of natural gas sold and distributed by ATCO Gas for each of the last two years were as follows:

	2002			2001		
	Sales Customers	Transportation Customers	Total	Sales Customers	Transportation Customers	Total
			(petajoules)			
Residential	99.5	10.6	110.1	92.9	5.8	98.7
Commercial	92.4	9.8	102.2	86.5	6.1	92.6
Industrial	4.2	10.8	15.0	5.1	9.8	14.9
Other	4.4	-	4.4	2.6	-	2.6
Affiliates	0.2	-	0.2	0.1	-	0.1
Total	200.7	31.2	231.9	187.2	21.7	208.9

Natural Gas Supply

ATCO Gas purchases the major portion (approximately 80%) of its supplies of natural gas under contracts with terms of less than one year. The prices for these purchases are determined through a tender/bid process or a negotiation process and are generally referenced to indices related to other Alberta natural gas purchase contracts.

Additional natural gas requirements are provided under longer term contracts. The prices for these purchases are based on price indices related to prices paid under other third party natural gas purchase contracts in Alberta. As ATCO Gas' long term natural gas purchase contracts expire, ATCO Gas replaces them with contracts for one year or less. These shorter term contracts provide the flexibility needed to ensure that customers who choose to purchase their

natural gas from other suppliers can be accommodated while still maintaining the supply security stipulated by legislation.

ATCO Gas also owns natural gas field storage facilities at Carbon, Alberta.

In the opinion of the management of ATCO Gas, the foregoing arrangements provide sufficient supplies of natural gas to meet the requirements of sales customers.

CU Water

CU Water is engaged in the transmission and distribution of water. CU Water owns and operates a distribution system to supply water to rural customers and small towns east of Edmonton. At the end of 2002, approximately 795 customers were being served directly by CU Water and, in addition, bulk water sales were being made to the town of Tofield and to approximately 212 commercial water haulers. The operations of CU Water are subject to regulation by the AEUB.

Electric Operations

ATCO Electric is engaged in the business of distributing and transmitting electric energy to 245 communities as well as rural areas in east-central and northern Alberta. Included are the communities of Drumheller, Lloydminster, Grande Prairie and Fort McMurray as well as the oil sands areas near Fort McMurray and the heavy oil areas near Cold Lake and Peace River. Electric utility service is also provided to one community in British Columbia and to two communities in Saskatchewan. YECL serves 19 communities in the Yukon Territory, including the capital city of Whitehorse, and NUY and NLD serve nine communities in the Northwest Territories, including the capital city of Yellowknife.

Electricity distributed to the various classes of customers for each of the last two years was as follows:

	2002		2001	
	millions of kilowatt hours	%	millions of kilowatt hours	%
Industrial	7,143	70	7,004	69
Commercial	1,655	16	1,706	17
Residential	963	9	921	9
Rural, REAs and other	463	5	477	5
Total	10,224	100	10,108	100

The aggregate population of the areas provided with electric utility service by ATCO Electric, YECL, NUY and NLD is approximately 438,000 and service is provided to approximately 198,000 customers. ATCO Electric has been assigned approximately 65% of the designated service area within Alberta which contains approximately 18% of the existing provincial electrical load and 12% of the existing population.

The number of customers served by ATCO Electric, YECL, NUY and NLD as at the end of each of the last two years was as follows:

	2002		2001	
	Number	%	Number	%
Industrial	10,623	5	9,405	5
Commercial	27,448	14	27,096	14
Residential	131,143	66	126,643	66
Rural, REAs and other	28,632	15	27,975	15
Total	197,846	100	191,119	100

ATCO Electric, YECL, NUY and NLD own and operate extensive electric transmission and distribution systems. The systems consist of approximately 8,900 km of main transmission lines and 58,200 km of distribution lines. In addition, ATCO Electric delivers power to and operates approximately 11,600 km of REA-owned distribution lines.

ATCO Electric, YECL, NUY and NLD own and operate 50 diesel, natural gas turbine and hydro generating plants having an aggregate nameplate capacity of 65 megawatts in Alberta and in the Yukon and Northwest Territories. The maximum peak load demand for these plants during the year ended December 31, 2002, was 34 megawatts.

Electricity Supply

ATCO Electric is required to supply energy to certain customers in one of three ways: through the regulated rate option, as the default supplier or as the supplier of last resort.

ATCO Electric is obligated to supply energy under the regulated rate option to the residential, farm and small commercial customers in its designated service area who do not choose an unregulated retailer. ATCO Electric is also the supplier of last resort for the regulated rate option eligible customers. ATCO Electric purchases electricity from marketers, generators and the Alberta Power Pool at fixed and spot prices to supply the regulated rate option customers, the costs for which are collected from customers at rates approved by the AEUB.

ATCO Electric is also obligated to assign a default supplier for its customers who are not eligible for the regulated rate option tariff and do not choose an unregulated retailer. ATCO Electric appointed itself as the default supplier and purchases electricity from the Alberta Power Pool at the spot price to supply the default supply customers, the costs for which are passed on to customers on a dollar for dollar basis.

ATCO Electric has appointed itself as the supplier of last resort for its customers who are not eligible for its regulated rate option and who do not have a retailer. The energy procurement price for these customers is the spot price of the Alberta Power Pool, the costs for which are passed on to customers on a dollar for dollar basis.

Sale of Retail Operations

On December 10, 2002, the Corporation announced that Direct Energy Marketing Limited ("Direct Energy") has agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's Natural Gas and Electricity Legislation that reflect the market refinements announced by the Minister of Energy in August 2002. The purchase consideration will be based on the number of customers at closing and is estimated to be $128.5 million, of which $54.4 million will be payable on closing, $39.5 million will be payable one year after closing and the balance will be payable two years after closing. Closing is anticipated to occur in mid-2003.

Assuming the sale closes as anticipated, ATCO Gas and ATCO Electric will no longer be involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and a fair return. The sale does not include any of the distribution and transmission facilities used to deliver natural gas and electricity to customers.

In addition, ATCO I-Tek Business Services Ltd., which currently provides billing and customer care services to ATCO Gas and ATCO Electric, has entered into a contract to provide similar services to Direct Energy in the event the sale closes as anticipated (see "Technologies – ATCO I-Tek Business Services Ltd.").

Power Generation

Power generation operations are conducted by Alberta Power (2000), ATCO Power and ATCO Resources.

Regulated

Alberta Power (2000) is engaged in the regulated supply of electricity in Alberta. Alberta Power (2000)'s assets are operated by ATCO Power pursuant to management agreements. The generating plants of Alberta Power (2000) were regulated by the AEUB until December 31, 2000, but are now governed by legislatively mandated PPAs approved by the AEUB. These plants are included in regulated operations primarily because the PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Substantially all of the electricity generated by Alberta Power (2000) is sold pursuant to PPAs with EPCOR Utilities Inc. (Battle River generating plant); Engage Energy, a wholly owned subsidiary of Westcoast Energy Inc. (Rainbow generating plant); and the Alberta Balancing Pool (Sheerness generating plant). Under the PPAs, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that

unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPAs are based.

The name plate capacity ratings of Alberta Power (2000)'s generating plants are listed below.

Plant	Type of Generating Plant	Name Plate Capacity Rating (megawatts)	
Battle River	coal-fired steam turbine	679	
Sheerness	coal-fired steam turbine	375	(1)
H.R. Milner	coal-fired steam turbine	150	
Rainbow	natural gas turbine	90	
Sturgeon	natural gas turbine	18	
		1,312	

Note:
(1) Alberta Power (2000)'s ownership of the 750 megawatt name plate capacity.

Alberta Power (2000) manages the Sheerness generating plant under long term agreements with TransAlta Utilities Corporation for the equal sharing of ownership and cost of electric capacity.

Alberta Power (2000) owns or has committed under long term contracts sufficient coal supplies for the anticipated lives of its Battle River and Sheerness generating plants.

In 2001, Alberta Power (2000) and the Alberta Balancing Pool entered into an agreement which gave the Alberta Balancing Pool control of the H.R. Milner generating plant effective January 1, 2001 and the right to sell it until September 30, 2003, failing which the rights to control the generating plant revert to Alberta Power (2000). In return, Alberta Power (2000) was paid $63.5 million, the net book value of the station and the coal inventory. Alberta Power (2000) operates the plant on a cost of service basis on behalf of the Alberta Balancing Pool under a contract expiring September 30, 2003. Should the Alberta Balancing Pool be unable to sell the plant by September 30, 2003, Alberta Power (2000) will have the option, effective October 1, 2003, to either continue operating or decommissioning the plant. If the plant is decommissioned, the Alberta Balancing Pool is responsible for all decommissioning costs.

As a result of unprecedented drought conditions, the water level in the cooling pond used by the Battle River plant in its production of electricity is now at an all time low. If the water level continues to fall, production from this plant could be curtailed in 2003. Should production be curtailed at the plant, the Corporation expects to make a claim under the force majeure provisions contained in the plant PPA.

Non-Regulated

ATCO Power is engaged in the non-regulated supply of electricity and cogeneration steam in Canada, the United Kingdom and Australia. ATCO Power also manages Alberta Power (2000)'s assets. ATCO Power continues to focus its development efforts on independent power production projects in Canada, Australia and the United Kingdom.

ATCO Power's and ATCO Resources' non-regulated independent cogeneration plants and generating plants, with their respective commissioning dates and name plate capacity ratings, are shown below.

Location	Commissioning Date	Name Plate Capacity Rating (megawatts)	Ownership (%)	Net Ownership (megawatts)
Canada:				
Operating Units:				
McMahon, B.C.	1993	120	50.0%	60
Primrose, Alberta	1998	85	50.0%	43
Poplar Hill, Alberta	1998	43	100.0%	43
Rainbow Lake, Alberta	1999	89	50.0%	45
Joffre, Alberta	2000	480	40.0%	192
Valleyview, Alberta	2001	46	100.0%	46
Units Under Construction:				
Muskeg River, Alberta	2003	170	70.0%	119
Scotford, Alberta	2003	170	100.0%	170
Cory, Saskatchewan	2003	260	50.0%	130
Oldman River, Alberta	2003	32	100.0%	32
Brighton Beach, Ontario	2004	580	50.0%	290
United Kingdom:				
Operating Units:				
Barking, London	1995	1,000	25.5%	255
Heathrow Airport	1995	14	50.0%	7
Australia:				
Operating Units:				
Osborne, South Australia	1998	180	50.0%	90
Bulwer Island, Queensland	2001	33	50.0%	17
Total		3,302		1,539

Canada

ATCO Power has a 50% interest in a joint venture with Westcoast Power Inc. The joint venture owns and operates the 120 megawatt McMahon cogeneration plant at Taylor, British Columbia. All of the electricity generated is sold to British Columbia Hydro and Power Authority ("BC Hydro") pursuant to an electricity purchase agreement expiring in 2013. In addition to generating electricity, the plant sells steam to Westcoast Energy Inc.'s adjacent natural gas processing plant.

A joint venture, owned by ATCO Power, Canadian Natural Resources Limited ("CNRL") and ATCO Resources, operates an 85 megawatt cogeneration power plant (the "Primrose Steam Enhancement Plant") near Bonnyville, Alberta. The joint venture sells electricity and steam to CNRL for use in its heavy oil recovery process. Any excess electricity generated is sold to the Alberta Power Pool or to specific customers. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and CNRL owns 50%.

ATCO Power operates a 43 megawatt natural gas-fired generating plant at Poplar Hill near Grande Prairie, Alberta. Revenues are derived from power sold to the Alberta Power Pool and from transmission deferral credits contracted with the Transmission Administrator. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

ATCO Power operates an 89 megawatt natural gas-fired generating plant at Rainbow Lake, Alberta which sells steam and electricity to Husky Energy Inc. ("Husky"). Surplus electricity is sold to the Alberta Power Pool. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and Husky owns 50%.

ATCO Power, EPCOR Power Development Corporation ("EPCOR") and NOVA Chemicals Corporation ("NOVA") are participants in a joint venture which operates a 480 megawatt natural gas-fired cogeneration plant near Joffre, Alberta. ATCO Power is the operator of the facility. NOVA purchases all of the steam and approximately 25% of the electricity produced for use in NOVA's Joffre petrochemical site under an energy purchase agreement expiring in 2020. The balance of the output is sold to the Alberta Power Pool or to specific customers. ATCO Power owns a 32% interest in the project, ATCO Resources owns 8%, EPCOR owns 40% and NOVA owns 20%.

ATCO Power operates a 46 megawatt natural gas-fired generating plant near Valleyview, Alberta. All of the electricity produced by the plant is sold to the Alberta Power Pool. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

ATCO Power and SaskPower International Inc. ("SPI") are participants in a joint venture which operates a 170 megawatt natural gas-fired cogeneration plant and related facilities at the Athabasca Oil Sands Project ("AOSP") Muskeg River mine near Fort McMurray, Alberta. Approximately one-half of the electricity and all of the steam produced by the plant are supplied to AOSP for use in its Muskeg River mine. The balance of the electricity generated is sold to the Alberta Power Pool or to specific customers. Construction of the plant has been completed and commercial operation commenced on January 1, 2003. ATCO Power owns a 56% interest in the project, ATCO Resources owns 14% and SPI owns 30%.

ATCO Power will operate a 170 megawatt natural gas-fired cogeneration plant at the AOSP upgrader at Scotford, Alberta. Approximately 80% of the electricity and all the thermal energy produced by the plant is supplied to AOSP for use in the upgrader and the balance of the electricity is sold to the Alberta Power Pool or to specific customers. Construction and commissioning of the project are complete, however final testing and full capacity operation will be delayed until the third quarter of 2003 pending supplier replacement of defective equipment

under warranty. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

ATCO Power and SPI are participants in a joint venture which operates a 260 megawatt natural gas-fired cogeneration plant at Potash Corporation of Saskatchewan Inc.'s Cory Mine, located near Saskatoon, Saskatchewan. ATCO Power is the operator of the facility. Saskatchewan Power Corporation ("SPC") purchases all of the electricity generated by the plant for 25 years. Construction of the plant has been completed and commercial operation commenced on January 15, 2003. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and SPI owns 50%.

ATCO Power is constructing and will operate a 32 megawatt hydroelectric generating plant at the Oldman River dam near Pincher Creek, Alberta. All of the electricity produced by the plant will be sold to the Alberta Power Pool. The project is scheduled for commercial operation in May 2003. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%. The Piikani Nation of Brocket, Alberta has an option to purchase a 25% ownership interest in the project.

A partnership formed by ATCO Power and Ontario Power Generation ("OPG") is constructing and will operate the Brighton Beach power plant, a 580 megawatt natural gas-fired combined cycle generating plant at the site of the former J.C. Keith Generating Station, near Windsor, Ontario. Coral Energy Canada Inc. has agreed to supply and pay for the natural gas to be used at the plant and will own, market and trade all the electricity produced. Construction is progressing with commercial operation scheduled for early 2004. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and OPG owns 50%.

United Kingdom

ATCO Power and Balfour Beatty plc (formerly BICC plc), a United Kingdom construction group, each own a 50% equity interest in Thames Power, a London, England based company. Thames Power has a 51% interest in BPL which owns a 1,000 megawatt natural gas-fired combined cycle generating plant at Dagenham in London, England (the "Barking power plant"). London Power Company plc, Scottish and Southern Energy Limited and TXU Europe Power Limited (the "Regional Electricity Companies") own the remaining 49% interest in BPL. The Regional Electricity Companies have entered into long term agreements expiring in 2010 to purchase all of the electricity produced at the plant. The Barking power plant is operated by ATCO Power.

On November 19, 2002, an administration order was issued by a United Kingdom court for TXU Europe Energy Trading Ltd. ("TXU Europe"), which had a long term offtake agreement for 27.5% of the power produced by the Barking power plant. An administration order is similar to a Chapter 11 bankruptcy filing in the United States. BPL has filed a claim with the Administrator and is working with the Administrator and Creditors' committees on liquidation of TXU Europe and settlement of claims. The Barking power plant will continue to supply 725 megawatts of power under long term contracts. It is anticipated that the 275 megawatts of power previously supplied to TXU Europe will be sold under short term bilateral agreements.

ATCO Power has a 50% interest in a joint venture with a subsidiary of London Electricity plc. The joint venture owns and operates a facility consisting of a 14 megawatt natural gas turbine, 40 megawatts of boiler capacity and an associated heat distribution system at London's Heathrow Airport. The joint venture has a 15 year energy services contract, expiring in 2010, with BAA plc, owner of the Heathrow Airport, for all of the electric energy and hot water produced by the facility.

Australia

ATCO Power has a 50% interest in a joint venture with Origin Energy Limited ("Origin"). The joint venture owns and operates a 180 megawatt cogeneration plant in Osborne, South Australia. This joint venture supplies electricity to Flinders Osborne Trading Pty Ltd ("FOT") under a 20 year electricity purchase agreement expiring in 2018. In addition to generating electricity, the plant provides steam under a 20 year agreement, expiring in 2018, to Penrice Soda Products Pty Ltd.

In December 2002, the joint venture was advised that FOT's parent corporation would no longer provide financial support to FOT. FOT continues to meet its obligations under its agreements with the joint venture. The government of South Australia has guaranteed the obligations of FOT under these agreements.

ATCO Power has a 50% interest in a consortium with Origin. The consortium owns and operates a 33 megawatt natural gas-fired cogeneration plant and other utility infrastructure at BP Amoco plc's ("BP") Bulwer Island refinery, near Brisbane, Queensland. All of the power and steam produced by the plant is sold to BP under a 20 year agreement expiring in 2021.

Logistics and Energy Services

Regulated Natural Gas Transmission

ATCO Pipelines is engaged in the business of transmitting natural gas throughout Alberta.

ATCO Pipelines owns and operates extensive natural gas transmission systems. The systems consist of approximately 8,300 km of pipelines, 21 compressor sites and a salt cavern peaking facility. The systems have 194 producer receipt points, 77 interconnections with TransCanada Pipelines Limited, two interconnections with Alliance Pipeline and one interconnection with Many Islands Pipelines.

ATCO Pipelines' revenues are based primarily on contractual arrangements for access to its transmission systems. Contract demand for access for each of the last two years was as follows:

	2002	2001
	(terajoules/day)	
Producer	1,446	1,377
Industrial	1,131	1,174
Distribution	39	22
Affiliates	2,257	2,303
Total	4,873	4,876

In addition, ATCO Pipelines provides sales service to certain customers. ATCO Pipelines obtains natural gas for these customers from ATCO Gas.

Non-Regulated Natural Gas Gathering, Processing and Storage Operations

ATCO Midstream owns and operates non-regulated gathering and processing facilities in Alberta. ATCO Midstream also provides management services for ATCO Gas' storage field at Carbon, Alberta and natural gas procurement services for ATCO Gas and other subsidiaries of the Corporation.

ATCO Midstream owns a 51.3% interest in EEEP. Located in south Edmonton, EEEP is a natural gas processing plant which extracts ethane and other natural gas liquids from natural gas flowing into the Edmonton market area. Ethane is sold to an Alberta ethylene producer and other natural gas liquids are sold into the Sarnia, Ontario market, in each case under a long term contract that expires in 2004.

ATCO Midstream owns or has a joint venture interest in 14 natural gas processing plants, 10 of which it operates, three compression facilities, all of which it operates, and approximately 940 km of field gathering lines. Natural gas production from the producing properties connected to ATCO Midstream's natural gas gathering systems is processed by ATCO Midstream and either transported for a fee or purchased and sold under contracts with third parties.

ATCO Midstream has agreements for natural gas storage capacity with various facilities in Alberta. ATCO Midstream utilizes this capacity to provide storage services to third parties.

Technical Facilities Management

ATCO Frontec, through its own operations and through a number of joint ventures, provides project management and technical services for customers in the industrial, defence, telecommunications and transportation sectors. Activities include the operation and maintenance of the Alaska Radar System, the Solid State Phased Array Radar System and various remote sites for Northwestel Inc. in northern Canada. ATCO Frontec provides secure satellite communications, utilities, transportation, vehicle maintenance, fuel, facilities and grounds maintenance, fire safety, billeting, catering, supply and environmental protection for five peacekeeping installations in Bosnia-Herzegovina under an agreement which expires in

September 2003. ATCO Frontec also provides airport operation and maintenance, security, facilities management, bulk fuel storage and distribution and a wide variety of services and business activities in various locations throughout Canada.

ATCO Frontec and Pan Arctic Inuit Logistics Corporation ("Pan Arctic") have a contract with the Government of Canada to operate and maintain the North Warning System until September 30, 2006. Nasittuq Corporation, a corporation jointly owned by ATCO Frontec and Pan Arctic, operates as agent for the purposes of the contract.

Industrials

ATCO Structures

ATCO Structures is engaged in the manufacture, sale and lease of transportable shelters and related products. ATCO Structures has marketed and installed its manufactured products in over 105 countries around the world since 1947 and has established a reputation as a leader in the international supply of relocatable shelter products. Products sold are manufactured in Canada, the U.S., Australia, Hungary and Chile.

Workforce Housing

ATCO Structures' workforce housing products include prefabricated standardized or custom units that are designed to be assembled into self contained camps complete with sleeping accommodation, kitchen, dining and recreation facilities. The units are designed to be used in all weather conditions and are fully transportable. Workforce housing products are used primarily by companies in the oil and gas, forestry products and mining industries and by governments.

The workforce housing lease fleet of 1,818 units (1,173 units in Canada) includes sleeping accommodation, kitchens, diners, recreation facilities and washcars which can accommodate up to 6,500 persons. The fleet is maintained to meet the latest standards set by the building industry and trade unions and is refurbished and upgraded as required. ATCO Structures also purchases used workforce housing units from customers which are then retrofitted as required and made available for resale or lease in the workforce housing market.

ATCO Structures also sells and leases Fold-A-Way metal buildings domestically and internationally. These prefabricated steel buildings have a modular design which enables them to be erected in hours and easily dismantled and relocated. Fold-A-Way metal buildings have been used by a broad range of industries and government agencies with many varied applications such as equipment storage, maintenance facilities, factories, gymnasiums, sewage treatment plants, aircraft hangers and emergency shelters. The buildings are manufactured by subcontractors to designs and specifications developed by ATCO Structures.

Demand for workforce housing products is directly related to the capital spending cycle and the level of development activity in natural resource industries. Demand for workforce housing in the western Canadian resource development market decreased in 2002 and the utilization rate of the lease fleet averaged 54%, compared to 65% in 2001.

Space Rentals

In Canada, Australia and Chile, ATCO Structures' space rentals business involves the lease and sale of relocatable modular offices, classrooms and other community structures. In the United States, ATCO Structures sells its space rentals products to leasing companies. ATCO Structures' space rentals fleet of 4,425 units consists of on-site structures such as site offices, lunchrooms, storage facilities, lavatories, first-aid units and locker rooms, and modular commercial and community structures such as office complexes and classrooms. On-site structures are used primarily by construction companies on urban and rural construction sites. Commercial and community structures, although relocatable, are generally used as more permanent facilities by a wide range of private and public sector customers.

Space rentals products are generally offered to customers under lease packages which may include options to purchase. The terms of leases generally vary from one month to five years. Customers with longer term requirements typically purchase rather than lease. Sales from the fleet assist ATCO Structures in maintaining a modern inventory of space rentals units.

The number of units in ATCO Structures' lease fleets as at the end of each of the last two years was as follows:

	2002		2001	
	Work Force Housing	Space Rentals	Work Force Housing	Space Rentals
Canada	1,173	873	1,247	524
Australia	396	3,350	302	2,749
Other	249	202	33	180
Total	1,818	4,425	1,582	3,453

Manufacturing

Canada

ATCO Structures' principal manufacturing facilities are located on a 72 acre leased site in Calgary known as the ATCO Industrial Park, with approximately 275,000 square feet of production and office space. ATCO Structures employs a staff of engineers and designers whose expertise in designing modular buildings, complemented by technicians experienced in selection of materials and modular construction methods, results in the manufacturing of products for use anywhere in the world ranging from sophisticated custom-designed projects to basic construction camp facilities and modular housing.

ATCO Structures' Spruce Grove manufacturing facility is located 15 km west of Edmonton, Alberta. This 90,000 square foot facility was originally used for service and maintenance work, but has been used as an overflow manufacturing facility and a service and maintenance since 1995 to meet incremental demand for modular products that cannot be met from our facilities in Calgary.

International

ATCO Structures operates a leased 90,000 square foot manufacturing facility in Diboll, Texas. This plant manufactures relocatable modular products and serves the local domestic market and international markets.

ATCO Structures operates a leased 50,000 square foot manufacturing facility in Budapest, Hungary. This plant manufactures workforce housing products, predominantly for use by western energy and resource companies operating in eastern Europe and northern Africa.

ATCO Structures has a 50% interest in a joint venture with Tecno Fast S.A., a modular manufacturing company based in Santiago, Chile. Tecno Fast owns and operates a 70,000 square foot manufacturing facility.

ATCO Structures owns and operates a 15,000 square foot manufacturing facility on a three acre site in Brisbane, Queensland, Australia and a 15,000 square foot manufacturing facility on a two acre site in Townsville, Queensland.

Although ATCO Structures' international competitors generally serve regional markets and often are not able to offer the same capabilities and experience as ATCO Structures, the international market is nevertheless very competitive and price is often the determining factor in securing contracts.

Noise Management

ATCO Noise Management provides guaranteed "one - stop" turnkey solutions for industrial noise that may include acoustic enclosures, buildings, barriers, ventilation systems, combustion air intake and exhaust silencers and other noise abatement components. Registered to the ISO 9001 quality assurance standard, it offers its clients a full range of services, including noise surveys, regulatory review, engineering design, procurement, construction and post-construction testing.

The growing awareness of noise as a pollutant has resulted in a more rigorous enforcement of noise abatement by the National Energy Board in Canada, the Federal Energy Regulatory Commission in the United States, the European Union Commission as well as local government bodies.

ATCO Noise Management's clients are predominantly from the energy and manufacturing sectors. Typical projects are acoustic buildings for new compressor stations, retrofitting of existing industrial plants, acoustic buildings, barriers, and enclosures for power generation facilities, and acoustic buildings for gas separation plants.

Major accomplishments for 2002 included the supply of 55 acoustic generator enclosures for Siemens Westinghouse Power Corporation and 31 acoustic generator and lube oil cooler enclosures for Alstom Power Inc. at various locations.

Several significant projects were undertaken during 2002. These projects included the supply and/or install of acoustic enclosures for compressor buildings in Texas, Michigan, California, and Saskatchewan, and the supply of noise barriers for BC Transit. Other major projects that were initiated in 2002 for completion in 2003 were the design and supply of exhaust silencers to the Fluvanna Generating Station in Virginia and to Hitachi Ltd. at the Damietta LNG complex in Egypt, and the supply and install of an acoustic enclosure for a power plant building in the U.K for Bechtel Ltd.

ATCO Noise Management will continue to concentrate on growing its worldwide business through an emphasis on the energy and petrochemical industries.

Technologies

ATCO I-Tek

The ATCO I-Tek division of CU is engaged in the development, operation and support of information systems and technologies.

ATCO I-Tek Business Services Ltd.

ATCO I-Tek Business Services Ltd. provides billing services, payment processing, credit, collection and call centre services. ATCO I-Tek Business Services Ltd. provides contract utility billing and related services to the City of Red Deer pursuant to a five year contract expiring on December 31, 2003. Utility billing and related services are supplied to ATCO Gas and ATCO Electric pursuant to five year contracts expiring on January 1, 2004.

On December 12, 2002, ATCO I-Tek Business Services Ltd. announced that it had entered into a 10 year contract with Direct Energy to provide billing and customer care services to nearly one million Alberta customers. Commencement of the contract is conditional upon the closing of the sale of ATCO Gas' and ATCO Electric's retail operations to Direct Energy (see "Business of the Corporation – Utilities – Sale of Retail Operations").

ASHCOR Technologies Ltd.

ASHCOR Technologies Ltd. is engaged in the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants.

ATCO Travel Ltd.

ATCO Travel Ltd. is engaged in the provision of travel services to corporate clients, the general public and the Corporation. ATCO Travel Ltd. is one of the largest independent travel agencies in western Canada.

Genics Inc.

CU owns a 50% interest in the shares of Genics Inc., a manufacturer of wood preservation products.

Real Estate Operations

ATCO Investments Ltd. owns ATCO Centre Phase II at 919 - 11 Avenue S.W., Calgary, containing 125,000 square feet of net rentable area, of which 100% was occupied as at February 27, 2003.

ATCO Investments Ltd. also has a 67% interest in a 56,000 square foot prime land assembly in downtown Calgary.

FRANCHISES

AGP, ATCO Electric, YECL, NUY and NLD distribute natural gas and electricity in incorporated communities under the authority of franchises or by-laws and in rural areas under approvals, permits or orders issued pursuant to applicable statutes.

In Edmonton, distribution of natural gas is carried on under the authority of an exclusive franchise. AGP has entered into an agreement with the City of Edmonton for a 10 year renewal of the franchise to November 15, 2005. The franchise renewal is subject to the right of the City of Edmonton, at the end of the renewal period, to purchase all of AGP's assets within the city and its assets outside the city used in supplying natural gas to the city. The purchase price would be the amount of the actual value thereof as a going concern plus 10% of such value. Although the franchise agreement gives the City certain rights of purchase, since 1935 the City has granted renewals for 10 year periods.

In Calgary, distribution of natural gas is carried on under the authority of a municipal by-law. The rights of AGP under this by-law, while not exclusive, are unrestricted as to time. The by-law does not confer any right on the City of Calgary to acquire the facilities used in providing the service.

The franchises under which service is provided in other incorporated communities in Alberta and in the Northwest Territories have been granted for periods of up to 20 years. These franchises are exclusive to AGP, ATCO Electric, NUY or NLD and are renewable by agreement for further periods not exceeding 20 years each in the case of AGP and 10 years in the case of ATCO Electric, NUY and NLD. If any franchise is not renewed, it remains in effect until such time as either party, with the approval of the prevailing regulatory authority, terminates it on six months written notice. Upon termination of a franchise the municipality may purchase the facilities used in connection with that franchise at a price to be agreed upon or, failing agreement, to be fixed by the prevailing regulatory authority. The franchise under which service is provided in the Yukon was granted under the Public Utilities Act (Yukon Territory) and has no set expiry date.

GOVERNMENT REGULATION

Under Alberta Legislation, owners of public, electric or gas utilities are required to obtain AEUB approval prior to issuing securities. The Corporation is not subject to, and CU and CU Inc. have obtained from the AEUB orders which exempt them from, this requirement.

The utility operations of the Corporation in Alberta (ATCO Gas, ATCO Electric, ATCO Pipelines and CU Water) are subject to the jurisdiction of the AEUB which, among other things, is vested with broad general powers of supervision with respect to the construction and operation of electric energy and natural gas facilities within the Province and broad powers of regulation in respect of rates charged for electric energy, natural gas and water.

The AEUB approves customer rates based on anticipated energy sales as well as the revenue required to recover estimated costs of service, including a fair return on rate base, estimated operating expenses, depreciation and taxes, all in respect of a future test period. Energy sales are based on a forecast of economic and business conditions and, in the case of natural gas utility operations, normal temperature which is defined as the average temperature for the previous 20 years.

Rate base consists of the depreciated cost of utility assets and an allowance for working capital. Return on rate base is designed to meet the cost of interest on long term debt and dividends on preferred shares and to provide the common shareholders with a reasonable opportunity to earn a fair return on their investment. The determination of a fair return to the common shareholders involves an assessment by the AEUB of many factors, including returns on alternative investment opportunities of comparable risk and the level of return which will enable a utility to attract the necessary capital to fund its operations.

The EUA and the Gas Utilities Act grant the AEUB specific authority to approve customer rates that provide incentives for efficiencies that result in cost savings or other benefits that can be shared in an equitable manner between a utility and its customers. Final determination of such customer rates requires the approval of the AEUB.

The regulated operations of the Corporation in the Yukon Territory (YECL) and the Northwest Territories (NUY and NLD) are subject to regulation similar to that in effect in Alberta by regulatory authorities in those jurisdictions.

Particulars of the most recent final decisions made by the AEUB respecting general rate applications or negotiated settlements filed by the principal regulated subsidiaries of the Corporation are as follows:

	Year	Date of Decision (1)	Mid-Year Rate Base ($ millions)	Rate of Return Rate Base (%)	Rate of Return Common Equity (2) (%)
ATCO Electric					
Transmission	2001	Oct. 31/00	(3)	(3)	(3)
	2002	Oct. 31/00	(3)	(3)	(3)
Distribution	2001	Feb. 27/01	(3)	(3)	(3)
	2002	Feb. 27/01	(3)	(3)	(3)
NUL	1997	Dec. 24/02	(4)	(4)	(4)
ATCO Gas South	2001	Dec. 12/01	463.6	8.46	9.75 (5)
	2002	Dec. 12/01	442.8	8.47	9.75 (5)
ATCO Pipelines South	2001	Dec. 17/02	136.8	8.88	9.75 (6)
	2002	Dec. 17/02	141.3	8.85	9.75 (6)

Notes:

(1) The information shown reflects the most recent amending or varying orders issued subsequent to the original date of decision.
(2) Common equity rate of return is the rate of return on the portion of rate base considered to be financed by common equity.
(3) A negotiated settlement approved by the AEUB. The negotiated settlement did not establish a rate base, a return on rate base or a return on common equity.
(4) An amendment to a negotiated settlement approved by the AEUB resulted in an average 7% reduction in customer rates effective January 1, 2002. The negotiated settlement did not establish a rate base, a return on rate base or a return on common equity.
(5) Based on a common equity ratio of 37%.
(6) Based on a common equity ratio of 45.5%.

Gas Utilities Act

Under the Gas Utilities Act, customers in Alberta have the choice of purchasing their natural gas supplies from their local natural gas utility or directly from retailers, subject to certain conditions.

Customers purchasing natural gas from ATCO Gas do so at rates that are approved by the AEUB. ATCO Gas receives no profit or benefit from increases in natural gas prices. The cost of the natural gas it purchases for sale to its customers is passed on directly to its customers following scrutiny in a public process under the authority of the AEUB. In October 2001, the AEUB approved the implementation on April 1, 2002, of a monthly method of adjusting customer rates to recover the cost of natural gas purchased for customers of ATCO Gas. The new methodology replaces the previous method under which rates were adjusted twice a year. The new methodology is intended to provide greater price transparency for customers.

The Government of Alberta announced it intends to revise the Gas Utilities Act and regulations in the spring of 2003. These changes are designed to bring customer choice for both gas and electricity into closer alignment as well as to move towards consistent regulatory treatment of investor-owned and municipally-owned utilities. The Corporation, along with other industry

participants, continues to be involved in discussions with the Government of Alberta regarding these further changes.

Electric Utilities Act

The EUA provides the framework for a new structure in Alberta's electric utility industry and introduces competition into the electric utility business. As of January 1, 2001, new generation was completely deregulated and retail competition was introduced. In August 2002, the Government of Alberta announced further changes to utility legislation in order to improve the environment for retail competition in the Province. The Government announced it intends to introduce a new EUA in the spring of 2003. These changes are designed to bring customer choice for both gas and electricity into closer alignment as well as to move towards consistent regulatory treatment of investor-owned and municipally-owned utilities. The Corporation, along with other industry participants, continues to be involved in discussions with the Government of Alberta regarding these further changes.

It is anticipated that ATCO Electric's transmission and distribution activities will continue to be regulated by the AEUB and Alberta Power (2000)'s generation activities will continue to be regulated via legislatively mandated PPAs approved by the AEUB.

New Generation

Under the EUA, generation assets constructed after December 31, 1995 are not considered part of utility operations and rates are not regulated by the AEUB. All owners of new and existing generating units must sell their surplus electric energy through the Alberta Power Pool.

Existing Generation

The EUA provided for the equalization of costs of "existing generation" that was in service at December 31, 1995. On January 1, 2001, existing generation became subject to legislatively mandated PPAs approved by the AEUB. The PPAs are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPAs. The plants will become deregulated upon the expiry of the PPAs. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Transmission

Under the EUA, separate wholesale tariffs for transmission must be approved by the AEUB. The transmission tariffs allow any owner of a generating unit to have access to the transmission system in Alberta and thus facilitate the sale of its power. The same transmission tariff is charged to each distribution utility or customer directly connected to the transmission system regardless of location.

The equalization of transmission costs is achieved by having each owner of transmission facilities charge its costs to the Transmission Administrator. The Transmission Administrator

then aggregates these costs and charges a common transmission rate to all who use the transmission system.

Under a process developed and administered by the Transmission Administrator, certain transmission expansion projects were to be developed through a competitive bid process. The project costs were to be charged to the Transmission Administrator on a contractual basis between the winning bidder and the Transmission Administrator. Following consultation with interested parties, the Alberta Department of Energy suspended this competitive bid process for awarding transmission expansion projects pending a full review in 2003 of the transmission planning guidelines. The projects previously awarded under this process have been assigned to regulated entities at the direction of the Government of Alberta.

Distribution

Under the EUA, separate retail rates for distribution must be approved by the AEUB. Costs of distribution are not equalized. The distribution utility provides the transportation and distribution services for all customers under AEUB approved tariffs which provide for the recovery of the cost of service, including a fair return on rate base.

Retail

On January 1, 2001, all customers had a choice as to the supplier of their electric energy. Industrial and large commercial customers were required to select a retailer effective January 1, 2001. Other customers may continue to purchase electricity from their current distribution utility under a regulated rate option. This option is to be available for five years (2001 – 2005) for residential and farm customers and for three years (2001 – 2003) for small commercial and small industrial customers.

On December 11, 2002, the AEUB approved an application requesting the implementation on January 1, 2003, of a monthly method of calculating electricity prices for regulated rate option customers. The new methodology is intended to provide greater price transparency for customers and to prevent large collection shortfalls or surpluses that would require subsequent adjustment by the AEUB.

Environmental Protection

The Corporation's operating subsidiaries and the industries in which they operate are subject to extensive federal, provincial and local environmental protection laws concerning emissions to the air, discharges to surface and subsurface waters, land use activities and the handling, manufacturing, processing, use, emission and disposal of materials and waste products. In Alberta, protection of the environment is generally governed by the Alberta Environmental Protection and Enhancement Act. The operating subsidiaries have obtained or are obtaining all permits and licenses required by law to carry on their operations. ATCO Electric is in the process of renewing certain permits and licenses related to its diesel generating plants.

The Corporation's operating subsidiaries are committed to preserving and protecting the environment and minimizing the discharge of harmful materials into the environment in accordance with environmental protection laws and regulations. Nevertheless, some risk of unintentional violation of environmental protection laws and the resulting liability to the Corporation's operating subsidiaries is inherent in particular operations of these subsidiaries, as it is with other companies engaged in similar businesses. There can be no assurance that material costs and liabilities will not be incurred. To mitigate these costs, the Corporation carries insurance for the operating subsidiaries against third party claims for bodily injury and property damage arising from a sudden and accidental event or occurrence resulting from an unexpected release of pollutants or contaminants.

The Corporation's operating subsidiaries do not expect that environmental protection laws and regulations will affect them differently from other companies in the industries in which they operate. Specifically identifiable expenditures for pollution abatement and control were approximately $14.8 million in 2002 and are estimated to be $24.6 million in 2003. Costs of compliance with existing laws and regulations are not expected to have a material impact on the earnings of the Corporation or the competitive position of the operating subsidiaries.

DIRECTORS AND OFFICERS

Set out below is information with respect to the directors and officers of the Corporation.

Name and Municipality of Residence	Position	Principal Occupation	Period served as a Director of the Corporation (1)
C.R. Armour Fullarton, South Australia	Managing Director, ATCO Group, Australia/Asia/Pacific	Managing Director, ATCO Group, Australia/Asia/Pacific, ATCO Ltd.	
W.L. Britton, Q.C. (2) (5) Calgary, Alberta	Director and Vice Chairman of the Board	Partner, Bennett Jones LLP (barristers and solicitors)	1975 to date
J.A. Campbell (5) Calgary, Alberta	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer, ATCO Ltd. and Canadian Utilities Limited	
D.R. Cawsey Calgary, Alberta	Vice President, Human Resources and Corporate Secretary	Vice President, Human Resources and Corporate Secretary, ATCO Ltd. and Canadian Utilities Limited	
B.P. Collomb Paris, France	Director	Chairman and Chief Executive Officer, Lafarge S.A. (building materials company)	1999 to date

Name and Municipality of Residence	Position	Principal Occupation	Period served as a Director of the Corporation (1)
D.T. Davis Calgary, Alberta	Vice President, Internal Audit	Vice President, Internal Audit, ATCO Ltd. and Canadian Utilities Limited	
B.P. Drummond (2) (3) (4) Montreal, Quebec	Director	Corporate Director	1968 to date
D.M. Ellard Calgary, Alberta	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development, ATCO Ltd. and Canadian Utilities Limited	
B.K. French (2) (3) (4) (5) Calgary, Alberta	Director	President, Karusel Management Ltd. (property management and management consultants)	1982 to date
H.E. Joudrie Toronto, Ontario	Director	Corporate Director	1999 to date
S.W. Kiefer Calgary, Alberta	Vice President, Information Technology and Chief Information Officer	Vice President, Information Technology and Chief Information Officer and Managing Director, Technologies Business Group, ATCO Ltd. and Canadian Utilities Limited	
Rt. Hon. D.F. Mazankowski, P.C., O.C., D. Eng., LL.D. Vegreville, Alberta	Director	Business Consultant and Corporate Director	1999 to date
C.S. McConnell Calgary, Alberta	Treasurer	Treasurer, ATCO Ltd. and Canadian Utilities Limited	
H.M. Neldner (3) (4) Westerose, Alberta	Director	Corporate Director	1997 to date
N.C. Southern Calgary, Alberta	Director, President and Chief Executive Officer	President and Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited	1989 to date
R.D. Southern, C.B.E., C.M., LL.D. Calgary, Alberta	Director and Chairman of the Board	Chairman of the Board, ATCO Ltd. and Canadian Utilities Limited	1963 to date
P. Spruin Calgary, Alberta	Assistant Corporate Secretary and Manager, Corporate Secretarial	Assistant Corporate Secretary and Manager, Corporate Secretarial, ATCO Ltd. and Canadian Utilities Limited	

Name and Municipality of Residence	Position	Principal Occupation	Period served as a Director of the Corporation (1)
L.C. van Wachem, K.B.E. The Hague, The Netherlands	Director	Chairman of the Board, Zurich Financial Services (insurance-based financial services company)	1993 to date
L.J. Vegh Calgary, Alberta	Vice President, Insurance	Vice President, Insurance, ATCO Ltd. and Canadian Utilities Limited	
K.M. Watson Calgary, Alberta	Vice President, Finance and Controller	Vice President, Finance and Controller, ATCO Ltd. and Canadian Utilities Limited	
S.R. Werth (5) Calgary, Alberta	Senior Vice President and Chief Administration Officer	Senior Vice President and Chief Administration Officer, ATCO Ltd. and Canadian Utilities Limited	
C.W. Wilson (4) Evergreen, Colorado	Director	Corporate Director	2002 to date

Notes:
(1) Each director holds office until the close of the annual meeting of shareholders of the Corporation.
(2) Member of the Corporate Governance - Nomination, Succession and Compensation Committee.
(3) Member of the Audit Committee.
(4) Member of the Risk Review Committee.
(5) Member of the Crisis Management Committee.

All of the directors and officers have been engaged for the last five years in the indicated principal occupations, or in other capacities with the companies or firms referred to, or with affiliates or predecessors thereof, with the exception of Mr. C.R. Armour, who was Managing Director, ETSA Corporation; Mr. H.E. Joudrie, who was Chairman of the Board, Gulf Canada Resources Limited; Ms. P. Spruin, who was a corporate consultant and prior thereto was Corporate Secretary, IPEC Ltd.; Mr. L.C. van Wachem who was Chairman of the Supervisory Board, Royal Dutch Petroleum Company and Mr. C.W. Wilson, who was Director, President and Chief Executive Officer of Shell Canada Ltd..

SHAREHOLDINGS OF DIRECTORS AND SENIOR OFFICERS

At December 31, 2002, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly (via corporate holdings or otherwise), or exercised control or direction over approximately 82.3% of the issued and outstanding Class II Voting Shares of the Corporation. In addition, all the directors and senior officers of the Corporation, as a group, beneficially owned, directly or indirectly (via corporate holdings or otherwise), or exercised

control or direction over approximately 70.5% of the issued and outstanding Class B common shares of Canadian Utilities Limited.

MARKETS FOR THE SECURITIES OF THE CORPORATION

The Corporation's Class I Non-Voting Shares, Class II Voting Shares and 5.75% Cumulative Redeemable Preferred Shares, Series 3 are listed on the Toronto Stock Exchange.

EMPLOYEE RELATIONS

The Corporation operates in Canada, the United States, the United Kingdom, Australia, Hungary and Chile and has approximately 7,100 employees, of whom approximately 5,600 are employed in Canada. Of the total number of employees in Canada, approximately 5,400 are employed by Canadian Utilities.

ADDITIONAL INFORMATION

Additional information, including executive compensation and principal holders of the Corporation's securities, is contained in the Corporation's Management Proxy Circular dated March 12, 2003. Additional financial information is provided in the Corporation's comparative financial statements for the financial year ended December 31, 2002.

The Corporation will provide to any person, upon request to the Vice President, Human Resources and Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623):

(a) when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i) one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,

(ii) one copy of the comparative financial statements of the Corporation for the financial year ended December 31, 2002 together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its financial year ended December 31, 2002,

(iii) one copy of the Corporation's Management Proxy Circular dated March 12, 2003, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (i) to (iii) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Information relating to Canadian Utilities Limited or CU Inc. may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of the respective corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623). Corporate information is also available on the Corporation's website: www.atco.com



03 AUG 20 AM 7:21

(20)

March 7, 2003

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities - New Brunswick
Registrar of Securities - Prince Edward Island
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland
The Toronto Stock Exchange

Dear Sirs:

RE: ATCO Ltd.
Annual Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING	May 14, 2003
RECORD DATE FOR NOTICE:	April 4, 2003
RECORD DATE FOR VOTING:	April 4, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE:	April 4, 2003
SECURITIES ENTITLED TO NOTICE:	Class I Non-Voting Class II Voting
SECURITIES ENTITLED TO VOTE:	Class II Voting
ROUTINE BUSINESS ONLY:	YES

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Ingrid Dunn
Associate Manager
Client Relations
(403) 232-2443
email: ingrid_dunn@cibcmellon.com

cc: Pat Spruin, ATCO Ltd.
CDS & Co.
Judy Power, CIBC Mellon Trust Company

Early Warning Report

This report is made pursuant to:
Subsection 101 of the Securities Act (Ontario)
Subsection 111 of the Securities Act (British Columbia)
Subsection 110 of the Securities Act, 1988 (Saskatchewan)
Subsection 92 of the Securities Act (Manitoba)
Subsection 141 of the Securities Act (Alberta)
Subsection 107 of the Securities Act (Nova Scotia)
Subsection 102 of the Securities Act (Newfoundland)
Section 147.11 of the Securities Act (Quebec)

(a) Name and address of Offerors:

Fidelity Management & Research Company ("FMR Co.")
Fidelity Management Trust Company ("FMTC")
82 Devonshire Street
Boston, MA, 02109

FMR Co., FMTC, and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as "Fidelity."

(b) *The designation and number or principal amount of securities and the offeror's securityholdings percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:*

11,700 shares (or 0.04%) of Atco Limited's Class I Non-Voting stock. Fidelity had control but not ownership of the securities sold in this transaction.

(c) *The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:*

Fidelity has collective control over 3,320,700 shares (or 12.62%) of Atco Limited's Class I Non-Voting shares.

(d) *The designation and number or principal amount of securities and percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:*

(i) *the offeror, either alone or together with any joint actors, has ownership and control:*

Not applicable.

(ii) *the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:*

Not applicable.

(iii) *the offeror, either alone or together with any joint actors, has exclusive or shares control but does not have ownership:*

FMR Co. has control over 750,900 shares (or 2.85 %) of Atco Limited's Class I Non-Voting shares.
FMTC has control over 2,569,800 shares (or 9.77 %) of Atco Limited's Class I Non-Voting shares.

(e) *Market where the transaction or occurrence took place:*

Toronto Stock Exchange

(f) *The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Fidelity fund and institutional account sales have been made in the ordinary course of business for investment purposes only and not with the purpose of influencing the control or direction of Atco Limited. Fidelity may, subject to market conditions, make additional investments in or dispositions of securities of Atco Limited, including additional sales of Class I Non-Voting shares. Fidelity does not, however, intend to acquire 20% of any class of outstanding voting or equity securities of Atco Limited.

(g) *The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Not applicable.

(h) *The names of any joint actors in connection with the disclosure required by this report:*

Certain affiliates and associates of Fidelity and certain persons and companies of whom Fidelity is an associate may be presumed to be joint actors with Fidelity. The filing of this report, however, is not an admission that any entity described above is a joint actor with any other entity.

(i) *In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and, if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

Signed the 6th day of March, 2003

"Eric D.Roiter
Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Power of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries.


03 AUG 20 AM 7:21

PRESS RELEASE

For Immediate Release - Boston, Massachusetts – 6 March, 2003

Fidelity Management & Research Company and Fidelity Management Trust Company, of 82 Devonshire Street, Boston, Massachusetts, USA, (hereinafter referred to as "Fidelity") announce that certain fund and institutional accounts for which Fidelity serves as investment adviser have sold 11,700 shares of Atco Limited Class I Non-Voting stock. Fidelity had control but not ownership of those shares. As a result of the sale, Fidelity holds 3,320,700 shares (or 12.62%) of Atco Limited Class I Non-Voting stock. Fidelity's purchase of Atco Limited's Class I Non-Voting stock was executed on the Toronto Stock Exchange.

Fidelity fund and institutional account sales have been made for investment purposes only, and not with the purpose of influencing the control or direction of Atco Limited. The Fidelity funds and institutional accounts may, subject to market conditions, make additional investments in or dispositions of securities of Atco Limited, including additional sales of shares of Class I Non-Voting stock. Fidelity does not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of Atco Limited.

For all inquiries, please contact:

Kim Flood
Vice President, External Communications
Fidelity Investments Canada Ltd.
(416) 217-7566

ATCO GROUP

News Release

Corporate Head Office: 1500, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500 Fax: (403) 292-7532

(23)

For Immediate Release

February 27, 2003

ATCO Ltd. Reports 2002 Results

CALGARY, Alberta - ATCO Ltd. reported earnings of $163.0 million ($5.47 per share) for the year ended December 31, 2002, which included $34.9 million ($1.17 per share) from the sale of the Viking-Kinsella natural gas producing property. Comparative earnings for the corresponding year in 2001 were $124.4 million ($4.18 per share). Revenues in 2002 were $3,196.3 million compared to $3,767.8 million in 2001 and cash flow from operations was $539.8 million for 2002 compared to $546.6 million in 2001.

Earnings for the fourth quarter in 2002 were $37.2 million ($1.24 per share) on revenues of $976.3 million compared to earnings of $35.2 million ($1.18 per share) on revenues of $704.5 million in the previous year. Cash flow from operations for the three months ended December 31, 2002 was $174.7 million compared to $140.4 million in 2001.

Increased earnings for the full year over 2001 were primarily due to the gain on the sale of the Viking-Kinsella property, the impact of 6.3% colder than normal temperatures, compared to 6.9% warmer than normal temperatures for 2001, in ATCO Gas, and stronger operational results in ATCO Midstream. These increases were partially offset by lower earnings in ATCO Power mainly due to low Alberta power pool prices and lower operational results in ATCO Noise Management.

Increased earnings for the three months ended December 31, 2002 were primarily due to strong operational results in ATCO Midstream and improved Alberta power pool prices for ATCO Power. These increases were partially offset by lower earnings primarily due to the impact of 11.4% warmer than normal temperatures, in ATCO Gas, compared to 1.9% warmer than normal temperatures for 2001 and lower operational earnings in ATCO Structures and ATCO Noise Management.

Lower cost of natural gas purchased for customers on a "no margin" basis and lower costs of power purchased for customers were the major reasons for decreased 2002 revenues. Higher natural gas costs in the fourth quarter in 2002 caused a reciprocal increase in revenues.

- more -

In the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the Viking-Kinsella property, of which $20.6 million reduced cash flow from operations resulting in a slight decrease compared to 2001. Fourth quarter cash flow from operations increased mainly due to lower current income taxes and increased earnings.

The Board of Directors of ATCO Ltd. today declared a first quarter dividend of 32.0 cents per Class I Non-Voting and Class II Voting share, a 10.3% increase over the 29.0 cents paid in each of the previous four quarters. The dividend is payable March 31 to shareholders of record on March 14, 2003.

ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about ATCO can be found on its website, www.atco.com.

For further information contact:

J.A. (Jim) Campbell
Senior Vice President, Finance
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance and
Controller
ATCO Ltd.
(403) 292-7528

MATERIAL CHANGE REPORT
UNDER
SECTION 146(1)OF THE *SECURITIES ACT* (ALBERTA)
SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)
SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 84(1) OF THE *SECURITIES ACT* (SASKATCHEWAN)
SECTION 73 OF THE *SECURITIES ACT* (QUEBEC)
SECTION 81(2) OF THE *SECURITIES ACT* (NOVA SCOTIA)
SECTION 76(2) OF THE *SECURITIES ACT* (NEWFOUNDLAND)
AND SIMILAR PROVISIONS OF OTHER PROVINCIAL LEGISLATION

1. **Reporting Issuer:**

The name and address of the reporting issuer is:

ATCO LTD.
1400, 909-11th Avenue S.W.
Calgary, Alberta T2R 1N6
(the "Corporation")

2. **Date of Material Change:**

December 9, 2002.

3. **News Release**

A press release disclosing the nature and substance of the material change and attached hereto as Appendix "A" was issued on December 10, 2002.

4. **Summary of Material Change:**

The Corporation announced that Direct Energy Marketing Limited ("DEML") has agreed to purchase the retail energy businesses of ATCO Gas & Pipelines Ltd. and ATCO Electric Ltd. The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta legislature passing amendments to Alberta's natural gas and electricity legislation that reflect the market refinements announced by the Minister of Energy in August 2002. The purchase consideration is estimated to be $128.5 million (Cdn.) at closing. Closing is expected to occur in mid-2003.

5. **Full Description of Material Change:**

Details of the transaction are provided in the press release dated December 10, 2002, a copy of which is attached hereto as Appendix "A".

6. Reliance on confidentiality provisions of the Act:

Not applicable.

7. Omitted Information:

Not applicable

8. Senior Officer:

For further information, please contact Mr. J.A. Campbell, Senior Vice-President, Finance and Chief Financial Officer at the above mentioned address or at (403) 292-7502.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 17th day of December, 2002.

ATCO LTD.

Per. *"J. A. Campbell"*
J.A. Campbell
Senior Vice-President, Finance and
Chief Financial Officer





ANNOUNCEMENT

December 10, 2002

DIRECT ENERGY TO PURCHASE ATCO RETAIL ENERGY BUSINESS

Company to Offer Retail Energy Choice to One Million ATCO Customers in Alberta

CALGARY, ALBERTA – ATCO Ltd. and Canadian Utilities Limited today announced that Direct Energy, Canada's leading provider of retail energy and home services, has agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. These businesses serve almost one million Alberta customers with natural gas and electricity. The transaction is contemplated to deliver long awaited competition and increased energy choices for all Albertans.

The transaction is subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta legislature passing amendments to Alberta's natural gas and electricity legislation that reflect the market refinements announced by the Minister of Energy in August 2002. The purchase consideration is estimated to be $128.5 million (Cdn.) at closing.

Closing will occur after all conditions and required regulatory approvals (i.e. the Alberta Energy and Utilities Board - AEUB) are satisfied, and the final value will be determined by the number of customers at that point in time. It is expected that legislative amendments will be considered in Spring 2003 with a closing date expected around the middle of 2003.

"Completion of the transaction will allow Direct Energy, a world leading energy retailer, to provide much needed competition in our province. At the same time, ATCO will continue to provide the same safe, reliable delivery of natural gas and electricity to the more than 500 Alberta communities we are privileged to serve," said Nancy Southern, Chief Executive Officer, ATCO Group. "Direct Energy will also be contracting with ATCO I-Tek for billing and call centre services to ensure a smooth transition and minimize any customer disruption."

Direct Energy is part of the Centrica plc family, a British-based company that has more than 44 million customer relationships worldwide.

"The agreement to acquire ATCO's retail arm demonstrates Direct Energy's commitment to grow and be a major retail energy provider in Alberta and in other areas of Canada," said Deryk King, President and Chief Executive Officer of Centrica's North American operations. "We are committed to using our financial strength, and experience in other deregulated energy markets, to ensure ATCO's customers continue to receive high quality customer service and enjoy the benefits of competition. This agreement will allow us to utilize Centrica's proven track record in the U.K. and other parts of North America of providing more choice, better value and high standards of customer service for customers in Alberta."

"The more than 2000 men and women of ATCO Gas and ATCO Electric are enthused about the entrance of Direct Energy into the Alberta marketplace, since it will allow all of us to focus on our core operations, delivering natural gas and electricity to almost one million Alberta customers" added Ms. Southern. "We will

continue to provide the quality infrastructure needed to meet Alberta's growing needs, just as we have done for the past 90 years."

"The provincial government's proposed amendments to Alberta's natural gas and electricity legislation will go a long way towards ensuring a competitive marketplace and level playing field in Alberta. Without these amendments, it will be impossible for Direct Energy to enter and compete fairly " said Ms. Southern. "An internationally experienced energy retailer like Direct Energy can offer the options and benefits consumers expect from deregulation. In the meantime, the ATCO Gas and ATCO Electric distribution systems will remain regulated by the AEUB so that all customers and retailers continue to have equal access."

Following the completion of this transaction, Direct Energy will serve 2.8 million households in Canada with almost four million product relationships, making it the largest provider of retail energy services and products in the country.

In April 2001, ATCO announced it intended to seek a world calibre purchaser for its retail energy business in order to ensure its customers continue to benefit from receiving high quality and cost effective services traditionally provided by ATCO.

"As an innovative energy retailer we plan to offer a range of pricing options, products and essential home services," said Mr. King. "We also understand the responsibilities of serving the body of customers who decide to stay with regulated rate options. Those customers will continue to experience the high levels of service to which they have become accustomed."

Executives of both companies said customers should expect a smooth transition once the transaction is approved. Assuring minimum change during this period is a key objective of both parties.

ATCO Gas and ATCO Electric are regulated by the AEUB and are restricted from providing the wide scope of consumer choices available in many jurisdictions across North America and internationally. The retail energy business includes the supply of natural gas and electricity to consumers at regulated prices.

About Direct Energy
Direct Energy is a wholly owned subsidiary of Centrica plc, a leading U.K.-based supplier of energy and home services with more than 44 million customer relationships worldwide. In 2000, Centrica entered the North American market by acquiring Direct Energy, which supplies natural gas to 850,000 households, electricity to 550,000 households and home services to over 1.3 million households in Ontario and Manitoba.

About Canadian Utilities Limited and ATCO Ltd.
Canadian Utilities Limited, part of the ATCO Group of companies, is the parent company of ATCO Electric and ATCO Gas. ATCO Group is an Alberta-based corporation with a worldwide organization of companies engaged in Power Generation; Utilities; Logistics and Energy Services; Industrials and Technologies. More information about ATCO Group can be found at www.atco.com.

For further information, please contact:

Nancy Southern
Chief Executive Officer
ATCO Group
(403) 292-7434

Deryk King
President & Chief Executive Officer
Centrica North America
(403) 264-6015






Corporate Office

November 4, 2002

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commissions des valeurs mobilières du Québec
Office of the Administrator of Securities – New Brunswick
Nova Scotia Securities Commission
Registrar of Securities – Prince Edward Island
Securities Division – Newfoundland
The Toronto Stock Exchange

RE: ATCO Ltd.
Third Quarter Interim Report

ATCO Ltd. has received confirmation that the Third Quarter Interim Report for the period ended September 30, 2002, was mailed on November 4, 2002 to all shareholders of the Corporation including all non-registered shareholders whose names are maintained on the Corporation's Supplemental Mailing List.

Yours truly,

ATCO LTD.

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company

ATCO INTERIM REPORT

Corporate Head Office: 1500, 909 - 11th Avenue S.W., Calgary, Alberta, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292 -7532 www.atco.com

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

TO THE SHARE OWNERS:

ATCO Ltd. reported earnings for the nine months ended September 30, 2002 of $125.8 million ($4.23 per share), which included $34.6 million ($1.16 per share) from the sale of the Viking-Kinsella natural gas producing property. Comparative earnings for the corresponding period in 2001 were $89.2 million ($3.00 per share). The sale of the Viking-Kinsella property is one of the long term strategies adopted by the ATCO Group to dispose of non-productive assets to enhance share owners' value.

Increased earnings were primarily due to the gain on the sale of the Viking-Kinsella property and the impact of 17.4% colder than normal temperatures, compared to 9.8% warmer than normal temperatures for 2001, in ATCO Gas, and stronger operational results in ATCO Midstream, ATCO Frontec and ATCO Structures, partially offset by lower earnings in ATCO Power due to lower Alberta power pool prices.

Revenues for the nine months ended September 30, 2002 were $2,191.8 million compared to $3,037.3 million in 2001 primarily due to lower cost purchases of natural gas made for customers on a "no margin" basis and lower costs of power purchased for customers.

Cash flow from operations was $365.1 million for the nine months ended September 30, 2002 compared to $406.9 million in 2001. This decrease was partly due to lower earnings in power generation operations. In addition, ATCO Gas refunded to customers a total of $405.6 million related to the Viking-Kinsella property, of which $20.6 million reduced cash flow from operations in the first quarter of 2002. These decreases were partially offset by the effect of colder temperatures in ATCO Gas and higher earnings in ATCO Midstream and ATCO Structures.

Earnings for the three months ended September 30, 2002 were $26.3 million ($0.89 per share) compared to $24.3 million ($0.82 per share) for the corresponding period in 2001. Increased earnings were primarily due to stronger results in ATCO Midstream and ATCO Frontec.

Revenues in the three months ended September 30, 2002 were $592.1 million compared to $643.9 million in the previous year. This decrease was primarily due to lower costs of power purchased for customers.

Cash flow from operations was $112.6 million for the three months ended September 30, 2002 compared to $114.0 million in 2001. This decrease was primarily due to lower earnings in ATCO Power, partially offset by higher earnings in ATCO Midstream.

ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about ATCO can be found on its website, www.atco.com.

N.C. Southern	R.D. Southern
Co-Chairman & Chief Executive Officer	Co-Chairman & Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations of ATCO Ltd., should be read in conjunction with the comparative interim financial statements for the nine months ended September 30, 2002, and Management's Discussion and Analysis of Financial Condition and Results of Operations and the comparative financial statements for the year ended December 31, 2001. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries ("ATCO"). The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 41.2% of the Class A non-voting shares and 70.1% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc., ATCO Noise Management Ltd. and ATCO Resources Ltd., of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published an interim report containing its Management's Discussion and Analysis of Financial Condition and Results of Operations. A copy may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

ATCO's financial statements are consolidated from five principal Business Groups: Utilities, Power Generation, Logistics and Energy Services, Industrials, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 5 to the comparative interim financial statements). Transactions between Business Groups are eliminated in all reporting of ATCO's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Revenues, earnings attributable to Class I Non-Voting shares ("Class I shares") and Class II Voting shares ("Class II shares"), and earnings and diluted earnings per Class I and Class II share were as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	**2002**	2001
	(millions of Canadian dollars except per share data) (unaudited)			
Revenues	**592.1**	643.9	**2,191.8**	3,037.3
Earnings attributable to Class I and Class II shares (1) (2)	**26.3**	24.3	**125.8**	89.2
Earnings per Class I and Class II share (1) (2)	**0.89**	0.82	**4.23**	3.00
Diluted earnings per Class I and Class II share (1) (2)	**0.87**	0.81	**4.16**	2.96

Notes:
(1) There were no discontinued operations or extraordinary items during these periods.
(2) Due to the seasonal nature of ATCO's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

Earnings attributable to Class I and Class II shares for the three months ended September 30, 2002, were $26.3 million, compared to $24.3 million for the corresponding period in 2001. This increase was primarily due to the impact of colder temperatures and stronger results from ATCO Midstream and ATCO Frontec, partially offset by lower interest income on lower cash balances. Earnings for the nine months ended September 30, 2002, were $125.8 million, compared to $89.2 million for the corresponding period in 2001. This increase was primarily due to the sale of the Viking-Kinsella natural gas producing property (the "Viking property") on January 3, 2002, the impact of colder temperatures and stronger results from ATCO Midstream, ATCO Frontec and ATCO Structures, partially offset by lower prices received for electricity sold to the Alberta power pool and lower interest income on lower cash balances. The sale of the Viking property increased earnings by $34.6 million, earnings per share by $1.16 and diluted earnings per share by $1.14.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operating and maintenance expenses, selling and administrative expenses and franchise fee costs) for the three months ended September 30, 2002, were $404.2 million, compared to $465.7 million for the corresponding period in 2001. This decrease was largely the result of lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool. Operating expenses for the nine months ended September 30, 2002, were $1,586.3 million, compared to $2,412.4 million for the corresponding period in 2001. This decrease was largely the result of lower natural gas supply costs, reflecting substantially lower natural gas prices in 2002, and lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool.

Depreciation and amortization expenses for the three and nine months ended September 30, 2002, were $61.8 million and $185.8 million, respectively, compared to $60.1 million and $188.6 million for the corresponding periods in 2001. These variances were primarily due to capital additions in 2002 and 2001 and depreciation adjustments associated with the sale of the Viking property.

Interest expense for the three and nine months ended September 30, 2002, was $47.8 million and $142.4 million, respectively, compared to $50.3 million and $154.0 million for the

corresponding periods in 2001. These decreases were principally due to lower interest rates associated with higher cost debt refinanced in 2001.

Interest and other income for the three months ended September 30, 2002, was $7.4 million, compared to $14.9 million for the corresponding period in 2001. This decrease was primarily due to reduced interest income on lower cash balances. Interest and other income for the nine months ended September 30, 2002, was $129.2 million, compared to $39.6 million for the corresponding period in 2001. This increase was primarily due to a $108.5 million gain on the sale of the Viking property, partially offset by lower interest income on lower cash balances.

Income taxes for the three months ended September 30, 2002, were $31.7 million, compared to $31.7 million for the corresponding period in 2001. The impact of higher earnings was offset by lower income tax rates. Income taxes for the nine months ended September 30, 2002, were $149.9 million, compared to $129.5 million for the corresponding period in 2001. This increase was primarily due to income taxes of $41.8 million on the sale of the Viking property, partially offset by a refund to customers of amounts previously recovered from customers for future income taxes related to the Viking property and lower income tax rates.

Segmented revenues for the three and nine months ended September 30, 2002 were as follows:

Business Groups	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	**2002**	2001
	(millions of Canadian dollars) (unaudited)			
Utilities	**251.1**	323.5	**1,240.1**	1,987.6
Power Generation	**145.0**	145.4	**431.7**	513.9
Logistics and Energy Services	**211.9**	147.3	**648.4**	679.8
Industrials	**52.1**	66.9	**156.3**	164.8
Other Businesses	**26.8**	24.8	**77.7**	77.2
Corporate	**3.0**	7.4	**8.9**	13.6
Intersegment	**(97.8)**	(71.4)	**(371.3)**	(399.6)
Total	**592.1**	643.9	**2,191.8**	3,037.3

Segmented earnings attributable to Class I and Class II shares for the three and nine months ended September 30, 2002 were as follows:

Business Groups	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	**2002**	2001
	(millions of Canadian dollars) (unaudited)			
Utilities	**0.7**	2.1	**62.8**	21.5
Power Generation	**9.2**	11.1	**25.5**	42.5
Logistics and Energy Services	**9.2**	6.0	**23.4**	18.4
Industrials	**3.7**	4.5	**11.3**	10.0
Other Businesses	**2.0**	1.1	**4.5**	3.2
Corporate	**0.4**	(1.3)	**(5.0)**	(6.4)
Intersegment	**1.1**	0.8	**3.3**	-
Total	**26.3**	24.3	**125.8**	89.2

Utilities

Revenues from utilities operations for the three months ended September 30, 2002, were $251.1 million, compared to $323.5 million for the corresponding period in 2001. This decrease was primarily due to lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool, partially offset by the impact of colder temperatures. Revenues from utilities operations for the nine months ended September 30, 2002, were $1,240.1 million, compared to $1,987.6 million for the corresponding period in 2001. This decrease was primarily the result of lower natural gas supply costs, reflecting substantially lower natural gas prices in 2002, and lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool, partially offset by the impact of colder temperatures. Natural gas supply and purchased power costs are recovered in customer rates. The amount of natural gas supply and purchased power costs recorded as an expense is based on the forecast cost of natural gas and electricity included in customer rates. Any variances from forecast are deferred until the Alberta Energy and Utilities Board ("AEUB") approves revised rates to either refund or collect the variance. As a consequence, changes in natural gas supply and purchased power costs have no effect on ATCO's earnings.

Earnings for the three months ended September 30, 2002, were $0.7 million, compared to $2.1 million for the corresponding period in 2001. This decrease was primarily due to lower interest income on lower cash balances and the impact of the AEUB decisions respecting affiliated party transactions, partially offset by the impact of colder temperatures. Temperatures (as measured in degree days) in the three months ended September 30, 2002, were 16.3% colder than normal, whereas temperatures in the three months ended September 30, 2001, were 50.3% warmer than normal. Earnings for the nine months ended September 30, 2002, were $62.8 million, compared to $21.5 million for the corresponding period in 2001. Of this increase, $34.6 million was due to the sale of the Viking property by ATCO Gas. The property, which had a book value of approximately $40 million, was sold for $550 million. In accordance with a decision of the AEUB, the proceeds from the sale were shared between ATCO Gas' north division customers and ATCO. ATCO's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million. The balance of the increase in earnings from utilities operations was primarily due to the impact of colder temperatures, partially offset by lower interest income on lower cash balances. Temperatures in the nine months ended September 30, 2002, were 17.4% colder than normal, whereas temperatures in the nine months ended September 30, 2001, were 9.8% warmer than normal.

Power Generation

Revenues from power generation operations for the three months ended September 30, 2002, were $145.0 million, compared to $145.4 million for the corresponding period in 2001, essentially unchanged. Revenues from power generation operations for the nine months ended September 30, 2002, were $431.7 million, compared to $513.9 million for the corresponding period in 2001. This decrease was primarily the result of lower prices received for electricity sold to the Alberta power pool and lower natural gas fuel supply costs recovered in revenues. Power pool prices for the three and nine months ended September 30, 2002, averaged $34.58 and $38.06 per megawatt hour, respectively, compared to average prices of $43.42 and $82.86 for the corresponding periods in 2001. Natural gas prices for the three and nine months ended September 30, 2002, averaged $2.97 and $3.33 per gigajoule, respectively, compared to average prices of $3.07 and $5.75 for the corresponding periods in 2001.

Earnings for the three and nine months ended September 30, 2002, were $9.2 million and $25.5 million, respectively, compared to $11.1 million and $42.5 million for the corresponding periods in 2001. These decreases were primarily the result of lower prices received for electricity sold to the Alberta power pool, partially offset by lower operating expenses.

During the third quarter, Brighton Beach Power L.P., a limited partnership formed by ATCO Power and Ontario Power Generation Inc., announced the completion of a $403 million private bond and term debt financing for its 580 megawatt power project under construction at Brighton Beach in Windsor, Ontario.

ATCO Power currently has six other power projects in construction which have either been completed in 2002 or are scheduled for completion in the first quarter of 2003 having an estimated cost of approximately $790 million, of which ATCO's share is approximately $565 million. These costs are approximately 7% above original cost estimates, primarily due to items including a tight labour and engineering market in Alberta, increased equipment costs, financing costs and unfavorable foreign exchange. A portion of the additional capital costs will be recovered over the term of the commercial contracts.

Logistics and Energy Services

Revenues from logistics and energy services operations for the three months ended September 30, 2002, were $211.9 million, compared to $147.3 million for the corresponding period in 2001. This increase was primarily due to higher volumes of natural gas purchased for ATCO Midstream's customers. Revenues from logistics and energy services operations for the nine months ended September 30, 2002, were $648.4 million, compared to $679.8 million for the corresponding period in 2001. This decrease was primarily due to lower prices for natural gas purchased for ATCO Midstream's and ATCO Pipelines' customers, partially offset by higher volumes of natural gas purchased for ATCO Midstream's customers and higher revenues from additional work in ATCO Frontec projects.

Earnings for the three and nine months ended September 30, 2002, were $9.2 million and $23.4 million, respectively, compared to $6.0 million and $18.4 million for the corresponding periods in 2001. These increases were largely due to improved operations in ATCO Midstream and ATCO Frontec projects.

Industrials

Revenues from industrials operations for the three and nine months ended September 30, 2002, were $52.1 million and $156.3 million, respectively, compared to $66.9 million and $164.8 million for the corresponding periods in 2001. These decreases were primarily due to decreased business activity in ATCO Noise Management and in ATCO Structures in South and North America, partially offset by increased business activity for ATCO Structures in Australia and Europe.

Earnings for the three months ended September 30, 2002, were $3.7 million, compared to $4.5 million for the corresponding period in 2001. This decrease was primarily due to decreased business activity in ATCO Noise Management, partially offset by improved results in ATCO Structures. Earnings for the nine months ended September 30, 2002, were $11.3 million,

compared to $10.0 million for the corresponding periods in 2001. This increase was primarily due to increased business activity for ATCO Structures in Australia and Europe, partially offset by decreased activity in South America and the United States and in ATCO Noise Management.

During the second quarter of 2002, ATCO Structures' European subsidiary was awarded contracts totaling $7.7 million for four camps to be located in Siberia for one of Russia's largest oil companies and offices, staff quarters and other buildings for the TSKJ joint venture for its LNG Plus project in Nigeria.

Work continued on the $40 million contract for ATCO Structures' Goro Nickel mining project in New Caledonia during the third quarter and will continue into the fourth quarter.

Other Businesses

Earnings from other businesses for the three and nine months ended September 30, 2002, were $2.0 million and $4.5 million, respectively, compared to $1.1 million and $3.2 million for the corresponding periods in 2001.

Non-Controlling Interests

Interests of non-controlling share owners for the three months ended September 30, 2002, were $25.5 million, compared to $24.1 million for the corresponding period in 2001. This increase was due to higher earnings by Canadian Utilities. Interests of non-controlling share owners for the nine months ended September 30, 2002, were $124.3 million, compared to $92.3 million for the corresponding periods in 2001. Of this increase, $32.1 million was due to the sale of the Viking property.

REGULATORY MATTERS

The regulatory matters disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001, remain substantially unchanged, except for the following recent developments.

On April 16, 2002, the AEUB issued a decision which determined that the electric generation pricing offer strategy utilized by ATCO Electric in 2000 resulted in higher costs to customers than necessary. The decision resulted in a $4.2 million refund to customers. As the decision related to power generation operations, it has been recognized in the Power Generation Business Group, with $3.5 million included in the 2001 results and the balance in the second quarter of 2002.

In December 2000, the province of Alberta issued regulations providing for the deferral of price and volume variance in excess of forecast amounts in respect of the supply of electricity by distributors to their customers for the year ended December 31, 2000. In June 2002, the AEUB issued decisions approving the collection by ATCO Electric of its deferred costs from customers over a period that is expected to end in July 2003, and permitting ATCO Electric to sell these deferred costs and related rights. On August 14, 2002, ATCO Electric sold deferred costs of $81 million to an unrelated purchaser for equivalent cash consideration. Generally accepted accounting principles require that this transaction be accounted for as a financing arrangement

rather than a sale. Accordingly, the cash received results in the recording of an obligation rather than a reduction of deferred electricity costs. The obligation bears interest at 3.3975% which approximates the interest earned on the deferred costs. The obligation principal and interest incurred will be paid to the purchaser as the deferred costs and interest earned are collected from customers. ATCO Electric serves as agent for the purchaser in billing, collecting and remitting amounts due in respect of the deferred costs, and CU Inc. has provided a performance guarantee with respect thereto.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties located in the City of Calgary, known as the Calgary Stores Block, for $6.6 million and subsequently issued a decision allocating $4.1 million of the proceeds to customers. A leave to appeal this decision was granted on July 12, 2002.

On July 2, 2002, the AEUB issued a decision denying NOVA Gas Transmission Ltd.'s application to construct and operate a natural gas pipeline into the Fort Saskatchewan industrial area, an area currently served by ATCO Pipelines. The AEUB found, among other things, that the proposed facilities were not needed and would violate AEUB policy on proliferation.

On July 26, 2002, the AEUB issued a decision regarding affiliated party transactions within the ATCO Group. In addition, on July 30, 2002, the AEUB issued a decision regarding ATCO's application to remove the Carbon, Alberta storage facility from regulated service. Both decisions dealt with pricing for services between affiliated companies. The effect of these decisions was to reduce earnings attributable to Class I and Class II shares for the three and nine months ended September 30, 2002 by $5.1 million, of which $4.4 million was provided for in 2000 and 2001. Furthermore, the AEUB determined that the Carbon storage facility should remain a regulated asset.

In August 2002, ATCO Electric filed a general tariff application with the AEUB for the 2003, 2004 and 2005 test years, and ATCO Gas filed a general rate application for the 2003 and 2004 test years.

On September 16, 2002, ATCO Gas filed an application with the AEUB requesting approval of the sale of the Beaverhill Lake and Fort Saskatchewan natural gas production assets for $31.5 million. The anticipated closing date of the sale is January 1, 2003.

On September 17, 2002, the AEUB issued a decision with respect to the distribution of $6.4 million of proceeds associated with the Westlock et al and Lloydminster production assets sold by ATCO Gas in 2001. ATCO Gas has filed an application for leave to appeal the level of proceeds allocated to customers. The application has been deferred until a decision on the Calgary Stores Block appeal has been received.

On September 30, 2002, the AEUB established a process to consider the use of a generic cost of capital methodology for electric and natural gas utilities in Alberta. A hearing is scheduled for the second quarter of 2003 to further consider this matter.

In August 2002, the government of Alberta announced further changes to utility legislation in order to improve the environment for competition in the province. The government announced it intends to introduce a new Electric Utilities Act in the spring of 2003 and revise the Gas Utilities Act to bring consumer choice for both gas and electricity into closer alignment.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of ATCO's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. Utility rates designed to recover financing costs and depreciation over the useful life of the utility assets assure the availability of funds for debt interest and retirement, and preferred share dividends and redemption. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended September 30, 2002, was $112.6 million, compared to $114.0 million for the corresponding period in 2001. This decrease was primarily due to lower earnings in power generation operations, partially offset by higher earnings in logistics and energy services operations. Cash flow from operations for the nine months ended September 30, 2002, was $365.1 million, compared to $406.9 million for the corresponding period in 2001. This decrease was principally due to lower earnings in power generation operations and a refund of $20.6 million to customers of amounts previously recovered from customers for future abandonment costs and future income taxes related to the Viking property, partially offset by higher earnings in logistics and energy services and industrials operations.

Investing for the three months ended September 30, 2002, was $167.1 million, compared to $151.8 million for the corresponding period in 2001. This increase was largely due to lower proceeds on disposal of other property, plant and equipment and lower contributions by utility customers for extensions to plant, partially offset by lower capital expenditures. Investing for the nine months ended September 30, 2002, was $337.1 million, compared to $447.6 million for the corresponding period in 2001. This decrease was largely due to the sale of the Viking property and lower capital expenditures. Capital expenditures for the three months ended September 30, 2002, were $167.5 million, compared to $182.2 million for the corresponding period in 2001. This decrease was primarily due to lower investment in power generation projects. Capital expenditures for the nine months ended September 30, 2002, were $477.5 million, compared to $567.3 million for the corresponding period in 2001. This decrease was primarily due to lower investment in power generation projects and regulated natural gas transmission projects, partially offset by increased investment in regulated electric transmission projects.

During the three months ended September 30, 2002, ATCO issued $159.6 million of non-recourse long term debt, $65.9 million of the deferred electricity cost obligation and $2.2 million of notes payable and redeemed $16.7 million of non-recourse long term debt and $13.4 million of recourse long term debt, resulting in a net increase of $197.6 million. During the nine months ended September 30, 2002, ATCO issued $209.9 million of non-recourse long term debt, $65.9 million of the deferred electricity cost obligation, $5.2 million of recourse long term debt and $2.6 million of notes payable, and redeemed $53.8 million of recourse long term debt and $40.4 million of non-recourse long term debt, resulting in a net increase of $189.4 million.

On October 15, 2002, ATCO redeemed all of its outstanding 12.00% Debentures 1987 Series at an aggregate redemption cost of $125,000,000. The redemption was financed by short term borrowings and cash on hand.

During the three and nine months ended September 30, 2002, ATCO's cash and short term investments increased by $138.1 million and $15.6 million, respectively, to $344.1 million. Most of the increase in the three month period was due to the issue of the deferred electricity cost obligation and the issue of non-recourse long term debt for the Brighton Beach project, partially offset by unfunded capital expenditures. The increase in the nine month period was primarily due to the issue of the deferred electricity cost obligation and the issue of non-recourse long term debt for the Brighton Beach project, partially offset by the payment of income taxes on the disposition of the Milner generating station, unfunded capital expenditures and a $30.0 million bank loan repayment by ATCO Ltd.

At September 30, 2002, ATCO had credit lines totaling $1,507.3 million, comprised of $613.0 million on a long term committed basis by the lenders, $625.0 million on a short term committed basis and $269.3 million on an uncommitted basis. At September 30, 2002, $521.3 million of long term committed credit lines, $607.8 million of short term committed credit lines and $239.0 million of uncommitted credit lines were available to be drawn.

The amount and timing of future financings will depend on market conditions and the specific needs of ATCO.

Future income tax liabilities of $219.7 million, at September 30, 2002, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

In May 2002, ATCO Ltd. filed a notice of intention to make a normal course issuer bid for the purchase of up to 3% of its outstanding Class I shares during the period May 27, 2002 to May 26, 2003. To date, no shares have been purchased pursuant to this normal course issuer bid.

BUSINESS RISKS

The business risks disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001, remain substantially unchanged, except for the following recent developments.

During the third quarter, the government of Canada announced its intention to ratify the Kyoto Protocol. ATCO is unable to determine what impact, if any, the ratification will have on its operations as the implementation plan has not yet been released by the government. It is anticipated that ATCO's PPAs relating to its coal-fired generating plants will allow ATCO to recover any increased costs associated with the implementation of the protocol.

TXU Europe Power Ltd. has a 13.475% equity interest in the 1,000 megawatt Barking generating station in London, England, a plant in which Canadian Utilities has a 25.5% equity interest. TXU Europe Energy Trading Ltd. has a long term offtake agreement for 27.5% of the power produced by the station. TXU Europe Group Plc has guaranteed the performance of TXU Europe Energy Trading Ltd. under the offtake agreement. TXU Corp. has announced that TXU Europe is negotiating with key creditor groups to promptly determine the feasibility of operating

as a going enterprise for the benefit of its creditors. TXU Europe has offered to make proposals to long term creditors and commercial counterparties which Barking Power will evaluate. Neither TXU Europe Power Ltd. or TXU Europe Energy Trading Ltd. has defaulted in payment under their respective agreements relating to the Barking generating station. Debt financing for the Barking generating station was obtained through non-recourse project financing facilities.

As a result of unprecedented drought conditions, the water level in the cooling pond used by the Battle River plant in its production of electricity is now at an all time low. If the water level continues to fall, curtailed production from this plant could result in 2003.

October 22, 2002

ATCO

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(Unaudited, Millions of Canadian Dollars except per share data)

	Note	Three months ended September 30		Nine months ended September 30	
		2002	2001	**2002**	2001
Revenues	1	**$592.1**	$643.9	**$2,191.8**	$3,037.3
Costs and expenses					
Natural gas supply		**114.6**	110.1	**630.5**	1,186.1
Purchased power		**32.9**	73.4	**126.8**	309.8
Operating and maintenance	1	**209.8**	237.4	**643.5**	712.3
Selling and administrative		**35.0**	30.1	**115.9**	102.5
Depreciation and amortization		**61.8**	60.1	**185.8**	188.6
Interest		**40.2**	43.4	**117.8**	132.7
Interest on non-recourse long term debt		**7.6**	6.9	**24.6**	21.3
Dividends on preferred shares		**-**	0.5	**-**	8.8
Franchise fees		**11.9**	14.7	**69.6**	101.7
		513.8	576.6	**1,914.5**	2,763.8
		78.3	67.3	**277.3**	273.5
Interest and other income	2	**7.4**	14.9	**129.2**	39.6
Earnings before income taxes		**85.7**	82.2	**406.5**	313.1
Income taxes		**31.7**	31.7	**149.9**	129.5
Net earnings		**54.0**	50.5	**256.6**	183.6
Dividends on equity preferred shares		**2.2**	2.1	**6.5**	2.1
Non-controlling interests		**25.5**	24.1	**124.3**	92.3
Earnings attributable to Class I and Class II shares		**26.3**	24.3	**125.8**	89.2
Retained earnings at beginning of period		**859.9**	736.3	**777.7**	689.8
		886.2	760.6	**903.5**	779.0
Dividends on Class I and Class II shares		**8.6**	7.7	**25.9**	23.2
Direct charges		**-**	2.6	**-**	5.5
Retained earnings at end of period		**$877.6**	$750.3	**$ 877.6**	$ 750.3
Earnings per Class I and Class II share	4	**$ 0.89**	$ 0.82	**$ 4.23**	$ 3.00
Diluted earnings per Class I and Class II share	4	**$ 0.87**	$ 0.81	**$ 4.16**	$ 2.96
Dividends paid per Class I and Class II share		**$ 0.29**	$ 0.26	**$ 0.87**	$ 0.78

ATCO

CONSOLIDATED BALANCE SHEET

(Millions of Canadian Dollars)

	Note	September 30 2002	September 30 2001	December 31 2001
ASSETS		(Unaudited)		(Audited)
Current assets				
Cash and short term investments		**$ 344.1**	$ 433.8	$ 328.5
Accounts receivable		**329.2**	336.0	485.6
Inventories		**121.9**	163.8	130.7
Income taxes recoverable		**0.3**	-	-
Future income taxes		**-**	42.0	1.9
Deferred natural gas costs		**11.0**	-	3.9
Deferred electricity costs		**42.4**	0.5	27.4
Prepaid expenses		**33.1**	25.1	18.1
		882.0	1,001.2	996.1
Property, plant and equipment		**4,855.6**	4,434.4	4,590.8
Goodwill	1	**71.2**	73.3	71.2
Security deposits for debt		**25.8**	23.8	23.6
Deferred electricity costs		**-**	89.4	21.6
Other assets		**146.0**	117.5	130.4
		$5,980.6	$5,739.6	$5,833.7
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 19.3**	$ 55.5	$ 46.1
Accounts payable and accrued liabilities		**381.2**	426.3	520.1
Deferred natural gas cost recoveries		**-**	101.0	-
Income taxes payable		**-**	115.6	104.2
Future income taxes		**7.0**	-	-
Notes payable	1	**7.2**	165.5	4.6
Deferred electricity cost obligation	3	**65.9**	-	-
Long term debt due within one year		**3.4**	3.2	3.2
Non-recourse long term debt due within one year		**34.8**	30.9	39.8
		518.8	898.0	718.0
Future income taxes		**212.7**	198.2	204.9
Deferred electricity cost recoveries		**7.5**	-	-
Other deferred credits		**73.1**	60.5	65.2
Long term debt		**1,835.9**	1,897.2	1,883.0
Non-recourse long term debt		**965.6**	542.0	770.4
Non-controlling interests		**1,201.7**	1,110.2	1,130.6
Equity preferred shares		**150.0**	150.0	150.0
Class I and Class II share owners' equity				
Class I and Class II shares	4	**137.4**	135.7	135.7
Retained earnings		**877.6**	750.3	777.7
Foreign currency translation adjustment		**0.3**	(2.5)	(1.8)
		1,015.3	883.5	911.6
		$5,980.6	$5,739.6	$5,833.7

ATCO

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited, Millions of Canadian Dollars)

	Note	Three months ended September 30		Nine months ended September 30	
		2002	2001	**2002**	2001
Operating activities					
Earnings attributable to Class I and Class II shares		**$ 26.3**	$ 24.3	**$ 125.8**	$ 89.2
Non-cash items included in earnings					
Depreciation and amortization		**61.8**	60.1	**185.8**	188.6
Future income taxes		**2.5**	11.8	**1.1**	40.1
Non-controlling interests		**25.5**	24.1	**92.2**	92.3
Gain on sale of natural gas producing property - net of current income taxes and non-controlling interests	2	**-**	-	**(34.6)**	-
Other - net		**(3.5)**	(6.3)	**(5.2)**	(3.3)
Cash flow from operations		**112.6**	114.0	**365.1**	406.9
Changes in non-cash working capital		**6.0**	35.8	**(104.8)**	353.8
		118.6	149.8	**260.3**	760.7
Investing activities					
Capital expenditures		**(167.5)**	(182.2)	**(477.5)**	(567.3)
Sale of natural gas producing property - net of current income taxes	2	**-**	-	**106.9**	-
Proceeds on disposal of other property, plant and equipment		**0.8**	12.9	**4.0**	99.0
Contributions by utility customers for extensions to plant		**5.3**	12.2	**19.9**	27.3
Non-current deferred electricity costs		**12.0**	8.7	**29.1**	(3.4)
Changes in non-cash working capital		**(11.2)**	(3.3)	**(7.9)**	-
Other		**(6.5)**	(0.1)	**(11.6)**	(3.2)
		(167.1)	(151.8)	**(337.1)**	(447.6)
Financing activities					
Change in notes payable		**2.2**	22.0	**2.6**	(31.6)
Change in deferred electricity cost obligation		**65.9**	-	**65.9**	-
Issue of long term debt		**-**	0.7	**5.2**	39.7
Issue of non-recourse long term debt		**159.6**	54.9	**209.9**	192.9
Repayment of long term debt		**(13.4)**	(31.2)	**(53.8)**	(37.9)
Repayment of non-recourse long term debt		**(16.7)**	(12.7)	**(40.4)**	(26.8)
Issue of equity preferred shares		**-**	150.0	**-**	150.0
Redemption of preferred shares		**-**	(300.0)	**-**	(300.0)
Issue of Class A shares by subsidiary		**-**	-	**2.8**	0.3
Issue of Class I shares		**0.1**	-	**1.7**	0.3
Dividends paid to Class I and Class II share owners		**(8.6)**	(7.7)	**(25.9)**	(23.2)
Dividends paid to non-controlling interests		**(19.0)**	(18.6)	**(57.6)**	(55.7)
Changes in non-cash working capital		**9.6**	(0.3)	**8.6**	(0.3)
Income tax reassessments		**-**	-	**-**	(21.2)
Other		**(2.1)**	(4.3)	**(4.0)**	(1.1)
		177.6	(147.2)	**115.0**	(114.6)
Foreign currency translation		**3.6**	5.4	**4.2**	1.7
Cash position *					
Increase (decrease)		**132.7**	(143.8)	**42.4**	200.2
Beginning of period		**192.1**	522.1	**282.4**	178.1
End of period		**$324.8**	$378.3	**$324.8**	$378.3

* Cash position is defined as cash and short term investments less current bank indebtedness, and includes $114.7 million (2001 - $97.5 million) which is only available for use in joint ventures.

ATCO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's 2001 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2001, except as described below.

Effective January 1, 2002, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants' Emerging Issues Abstract on the balance sheet classification of callable debt obligations and debt obligations expected to be refinanced. Notes payable, previously classified as long term, are now classified as current liabilities. Long term debt due within one year that can be re-financed with existing long term credit facilities continues to be classified as long term.

Effective January 1, 2002, the Corporation prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments. This change in accounting had the following effect:

a) The recommendations encourage the adoption of the fair value based method of accounting for stock options but permit other methods of accounting, including the accounting policy followed by the Corporation in its financial statements for the year ended December 31, 2001. The Corporation has chosen to retain its existing accounting policy whereby no compensation expense is recognized upon the granting or exercise of stock options. While the recommendations require expense recognition for options that may be settled in cash or other assets, the Corporation no longer repurchases stock options effective January 1, 2002.

   Had the Corporation adopted the fair value based method of accounting for stock options, reported earnings would have been reduced by $0.1 million for the three and nine months ended September 30, 2002, but there would have been no effect on earnings per share for the three and nine months ended September 30, 2002.

b) Compensation expense for the share appreciation rights plans is accrued monthly to the date of vesting on the basis of the difference between the market price of the ATCO Ltd. Class I Non-Voting shares and the Canadian Utilities Limited Class A non-voting shares over the base value of the rights. Prior to January 1, 2002, compensation expense was determined on the basis of the difference between the greater of the market price of the ATCO Ltd. Class I Non-Voting shares and the Canadian Utilities Limited Class A non-voting shares or the 12 month average market price thereof over the base value of the rights. This accounting change had no effect on reported earnings or earnings per share for the three and nine months ended September 30, 2002.

Effective January 1, 2002, the Corporation prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for goodwill and other intangible assets. Goodwill and intangible assets with an indefinite life are no longer amortized; intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives. The carrying value of these assets is subject to an impairment test on an annual basis, or more frequently if events or circumstances indicate impairment. This accounting change had the effect of increasing earnings for the three and nine months ended September 30, 2002 by $1.0 million and $2.9 million, earnings per

1. Financial statement presentation (continued)

share by $0.03 and $0.09 and diluted earnings per share by $0.03 and $0.09 compared to the three and nine months ended September 30, 2001.

Effective January 1, 2002, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants' Emerging Issues Abstract on the "Reporting of Revenue Gross as a Principal Versus Net as an Agent". This change in accounting resulted in a reduction of revenues and a reduction of operating and maintenance expenses of $3.5 million for the three months ended September 30, 2001 and $10.7 million for the nine months ended September 30, 2001.

Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and nine months ended September 30, 2002 and September 30, 2001 are not necessarily indicative of operations on an annual basis.

Certain 2001 figures have been reclassified to conform to the current presentation.

2. Interest and other income

On January 3, 2002, the Corporation sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board ("AEUB") decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers of record as of March 2, 2002 by way of lump sum payments.

The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million. This sale increased earnings by $34.6 million, earnings per share by $1.16 and diluted earnings per share by $1.14.

3. Deferred electricity cost obligation

In December 2000, the province of Alberta issued regulations providing for the deferral of price and volume variance in excess of forecast amounts in respect of the supply of electricity by distributors to their customers for the year ended December 31, 2000. In June 2002, the AEUB issued decisions approving the collection by ATCO Electric of its deferred costs from customers over a period that is expected to end in July 2003, and permitting ATCO Electric to sell these deferred costs and related rights.

On August 14, 2002, ATCO Electric sold deferred costs of $81 million to an unrelated purchaser for equivalent cash consideration. Generally accepted accounting principles require that this transaction be accounted for as a financing arrangement rather than a sale. Accordingly, the cash received results in the recording of an obligation rather than a reduction of deferred electricity costs. The obligation bears interest at 3.3975%, which approximates the interest earned on the deferred costs. The obligation principal and interest incurred will be paid to the purchaser as the deferred costs and interest earned are collected from customers.

ATCO Electric serves as agent for the purchaser in billing, collecting and remitting amounts due in respect of the deferred costs, and CU Inc. has provided a performance guarantee with respect thereto.

4. Class I and Class II shares

There are 26,295,131 (2001 – 26,153,405) Class I Non-Voting shares and 3,513,101 (2001 – 3,579,337) Class II Voting shares outstanding on September 30, 2002. In addition, there are 1,223,050 options to purchase Class I Non-Voting shares outstanding at September 30, 2002 under the Corporation's stock option plan. Subsequent to September 30, 2002, 13,000 stock options were granted; as of October 22, 2002, there were no other changes to shares outstanding or under option.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	**2002**	2001
Weighted-average shares outstanding	**29,808,199**	29,732,319	**29,783,956**	29,730,534
Effect of dilutive stock options	**440,365**	467,105	**472,137**	481,103
Weighted-average diluted shares outstanding	**30,248,564**	30,199,424	**30,256,093**	30,211,637

5. Segmented information

Nine months ended **September 30, 2002** September 30, 2001	Utilities	Power Generation	Logistics & Energy Services	Industrials	Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$1,177.8**	**$ 431.7**	**$416.8**	**$156.0**	**$ 8.9**	**$ 0.6**	**$ -**	**$2,191.8**
	$1,892.2	$ 513.9	$462.7	$163.9	$ 4.0	$ 0.6	$ -	$3,037.3
Revenues – intersegment	**62.3**	**-**	**231.6**	**0.3**	**68.8**	**8.3**	**(371.3)**	**-**
	95.4	-	217.1	0.9	73.2	13.0	(399.6)	-
Revenues	**$1,240.1**	**$ 431.7**	**$648.4**	**$156.3**	**$77.7**	**$ 8.9**	**$(371.3)**	**$2,191.8**
	$1,987.6	$ 513.9	$679.8	$164.8	$77.2	$ 13.6	$(399.6)	$3,037.3
Earnings attributable to Class I and Class II shares	**$ 62.8**	**$ 25.5**	**$ 23.4**	**$ 11.3**	**$ 4.5**	**$ (5.0)**	**$ 3.3**	**$ 125.8**
	$ 21.5	$ 42.5	$ 18.4	$ 10.0	$ 3.2	$ (6.4)	$ -	$ 89.2
Total assets	**$2,422.9**	**$2,313.9**	**$837.1**	**$135.2**	**$60.1**	**$149.9**	**$ 61.5**	**$5,980.6**
	$2,533.1	$2,152.5	$780.4	$136.7	$50.5	$ 32.3	$ 54.1	$5,739.6
Allocation of goodwill	**$ 35.7**	**$ 23.1**	**$ 12.4**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 71.2**

5. Segmented information (continued)

Three months ended **September 30, 2002** September 30, 2001	Utilities	Power Generation	Logistics & Energy Services	Industrials	Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$230.6**	**$145.0**	**$160.8**	**$52.0**	**$ 3.5**	**$ 0.2**	**$ -**	**$592.1**
	$307.1	$145.4	$123.4	$66.5	$ 1.3	$ 0.2	$ -	$643.9
Revenues – intersegment	**20.5**	**-**	**51.1**	**0.1**	**23.3**	**2.8**	**(97.8)**	**-**
	16.4	-	23.9	0.4	23.5	7.2	(71.4)	-
Revenues	**$251.1**	**$145.0**	**$211.9**	**$52.1**	**$26.8**	**$ 3.0**	**$(97.8)**	**$592.1**
	$323.5	$145.4	$147.3	$66.9	$24.8	$ 7.4	$(71.4)	$643.9
Earnings attributable to Class I and Class II shares	**$ 0.7**	**$ 9.2**	**$ 9.2**	**$ 3.7**	**$ 2.0**	**$ 0.4**	**$ 1.1**	**$ 26.3**
	$ 2.1	$ 11.1	$ 6.0	$ 4.5	$ 1.1	$(1.3)	$ 0.8	$ 24.3

6. Regulatory matters

On July 26, 2002, the AEUB issued a decision regarding affiliated party transactions within the ATCO Group. In addition, on July 30, 2002, the AEUB issued a decision regarding the Corporation's application to remove the Carbon, Alberta storage facility from regulated service. Both decisions dealt with pricing for services between affiliated companies. The effect of these decisions was to reduce earnings attributable to Class I and Class II shares for the three and nine months ended September 30, 2002 by $5.1 million, of which $4.4 million was provided for in 2000 and 2001. Furthermore, the AEUB determined that the Carbon storage facility should remain a regulated asset.


03 AUG 20 AM 7:21

ATCO LTD.

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

In accordance with the policy statement of The Toronto Stock Exchange (the "Exchange"), notification is hereby given that ATCO Ltd. (the "Corporation") intends to make a normal course issuer bid for certain of its outstanding Class I Non-Voting Shares (the "Class I Shares") on the terms set forth in this Notice. The issued and outstanding Class I Shares are listed on the Exchange under the trading symbol "ACO.X".

ATCO LTD.

ATCO Ltd. is the parent of a group of subsidiaries which include: ATCO Structures Inc., engaged in the manufacture, sale and lease of workforce housing worldwide; ATCO Noise Management Ltd., engaged in the design and construction of acoustic buildings and enclosures for industrial applications; and Canadian Utilities Limited which, along with its subsidiaries, is engaged in electrical power generation, transmission and distribution in Canada, the United Kingdom and Australia, natural gas gathering, processing, transmission, storage and distribution, and technical services and facilities management.

The principal business office of the Corporation is located at 1600, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6

SHARES SOUGHT

On May 13, 2002, there were 26,265,972 Class I Shares issued and outstanding. Under the rules of the Exchange, in the 12 months ending May 26, 2003 the Corporation may acquire up to 1,313,298 Class I Shares, being approximately 5% of the Class I Shares outstanding as at May 13, 2002. If market conditions permit, the Corporation presently anticipates that it will acquire 787,979 Class I Shares, which number represents 3% of the Class I Shares outstanding as at May 13, 2002.

EQUITY AND VOTING SECURITIES

The Corporation has voting and non-voting securities outstanding. The Class I Shares are non-voting shares and the Class II voting shares of the Corporation (the "Class II Shares") carry one vote per share in all circumstances. Each Class II Share may be converted to one Class I Share at the shareholder's option.

In the event an offer to purchase Class II Shares is made to all holders of Class II Shares and is accepted and taken up by the holders of a majority of such shares pursuant to such offer, then provided an offer is not made to the holders of Class I Shares on the same terms and conditions, the Class I Shares shall be entitled to the same voting rights as the Class II Shares. The Class I and II Shares rank equally in all other respects.

DURATION OF PURCHASES

The Corporation may begin to purchase Class I Shares pursuant to this Notice on May 27, 2002. Under the rules of the Exchange, purchases made pursuant to this Notice may not extend for a period of more than one year and, accordingly, such purchases must terminate on May 26, 2003 or on such earlier date as the maximum number of Class I Shares available for purchase hereunder have been purchased.

METHOD OF ACQUISITION

Purchases of Class I Shares pursuant to this Notice will be effected through the facilities of Exchange. The Corporation does not presently intend to purchase Class I Shares other than by means of open market transactions during the period that the normal course issuer bid is outstanding. Any Class I Shares purchased pursuant to this Notice will be cancelled.

CONSIDERATION

Purchases of Class I Shares pursuant to this Notice will be made at such times and in such numbers as may be determined by the Corporation. The price paid by the Corporation for any Class I Shares purchased by it pursuant to this Notice will be the market price of the shares at the time of purchase. The purchase of and payment for the shares purchased by the Corporation will be effected in accordance with the by-laws and rules of the Exchange.

The Corporation presently intends to fund the purchase of Class I Shares pursuant to the normal course issuer bid from its working capital. Except as herein mentioned, there are no restrictions on the normal course issuer bid.

REASONS FOR THE NORMAL COURSE ISSUER BID

In authorizing the normal course issuer bid for Class I Shares, the board of directors of the Corporation has been motivated by its desire to minimize any dilution to Shareholders resulting from the exercise of stock options to purchase Class I Shares and by its belief that the purchase of Class I Shares from time to time at appropriate prices is an advantageous use of the Corporation's funds. These purchases benefit shareholders who continue to hold Class I Shares and Class II Shares, in that their equity interest in the Corporation's assets is increased.

The Corporation has determined to purchase only Class I Shares. There are no outstanding stock options to purchase Class II Shares and, accordingly, there will be no corresponding dilution to Class II Shareholders, within their class, resulting from the exercise of stock options. Class II Shareholders wishing to participate in the normal course issuer bid may convert their Class II Shares into Class I Shares pursuant to the terms of the Class II Shares.

VALUATIONS

To the knowledge of the directors and officers of the Corporation, after reasonable inquiry, no appraisal or valuation has been prepared within the past two years regarding the Corporation or its material assets or securities.

PREVIOUS PURCHASES

The Corporation purchased no Class I Shares during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 25, 2001 and expires on May 24, 2002. Trustees under the pension plans of affiliates of the Corporation purchased no Class I shares during the 12-month period preceding the date hereof.

ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

To the knowledge of the Corporation, after reasonable enquiry, no director or senior officer or any associate of any director or senior officer nor any person acting jointly or in concert with the Corporation or any person holding 10% or more of any equity securities of the Corporation has a present intention to sell Class I Shares during the course of the normal course issuer bid other than such sales as may be necessary in their personal circumstances in amounts that are not expected to be significant. The direct or indirect benefits to any of the insiders, affiliates and associates of the Corporation are the same as the benefits to any other shareholder who sells or does not sell during the effective period of this Notice.

PERSONS ACTING JOINTLY OR IN CONCERT WITH THE CORPORATION

No person is acting jointly or in concert with the Corporation in connection with this normal course issuer bid.

MATERIAL CHANGES

There are no material changes in the business or affairs of the Corporation that have not previously been disclosed nor are there plans or proposals for material changes.

CERTIFICATE

The undersigned, duly authorized, certifies that this Notice is complete and accurate and in compliance with the Part 6 of the Rules of the Exchange and Policy Statement 6-501 on Normal Course Issuer Bids of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated this 16th day of May, 2002.

Signed: *"James A. Campbell"*
Senior Vice President, Finance
Chief Financial Officer



Corporate Office


03 AUG 20 AM 7:21
28

August 1, 2002

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commissions des valeurs mobilières du Québec
Office of the Administrator of Securities – New Brunswick
Nova Scotia Securities Commission
Registrar of Securities – Prince Edward Island
Securities Division – Newfoundland
The Toronto Stock Exchange

RE: ATCO Ltd.
Second Quarter Interim Report

ATCO Ltd. has received confirmation that the Second Quarter Interim Report for the period ended June 30, 2002, was mailed on July 31, 2002 to all shareholders of the Corporation including all non-registered shareholders who completed and returned a Supplemental Mail List Card in accordance with National Policy Statement No. 41.

Yours truly,

ATCO LTD.

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623



INTERIM REPORT

Corporate Head Office: 1500, 909 - 11th Avenue S.W., Calgary, Alberta, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292 -7532 www.atco.com

FOR THE SIX MONTHS ENDED JUNE 30, 2002

TO THE SHARE OWNERS:

ATCO Ltd. reported earnings for the six months ended June 30, 2002 of $99.5 million ($3.34 per share), which included $34.6 million ($1.16 per share) from the sale of the Viking-Kinsella natural gas producing property. Comparative earnings for the corresponding period in 2001 were $64.9 million ($2.18 per share).

The gain on the sale of the Viking-Kinsella property and the impact of 17.5% colder than normal temperatures, compared to 6.7% warmer than normal temperatures for 2001 in ATCO Gas and, increased business activity in ATCO Structures, contributed to higher earnings. This increase was partially offset by lower earnings in ATCO Power due to lower Alberta power pool prices.

Revenues in the first six months of 2002 were $1,599.7 million compared to $2,393.4 million in 2001 primarily due to lower cost purchases of natural gas made for customers on a "no margin" basis and lower costs of power purchased for customers.

Cash flow from operations was $252.5 million for the six months ended June 30, 2002 compared to $292.9 million in 2001. This decrease was due to lower earnings in power generation operations and, in addition, ATCO Gas refunded to customers a total of $405.6 million related to the Viking-Kinsella property, of which $20.6 million reduced cash flow from operations in the first quarter of 2002.

Earnings for the three months ended June 30, 2002 were $21.8 million ($0.73 per share) on revenues of $693.0 million compared with earnings of $22.6 million ($0.76 per share) on revenues of $903.4 million in the previous year. Cash flow from operations for the three months ended June 30, 2002 was $107.9 million compared to $123.8 million in 2001.

On June 20, ATCO announced a $1 million donation for a new learning centre at the Royal Tyrrell Museum in Drumheller, Alberta. The donation, which reinforces ATCO's commitment to Alberta communities, will enable the ATCO Tyrrell Learning Centre to expand the museum's education programs in Drumheller and across the province.

ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about ATCO can be found on its website, www.atco.com.

N.C. Southern	R.D. Southern
Co-Chairman & Chief Executive Officer	Co-Chairman & Chief Executive Officer

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. for the three and six months ended June 30, 2002 and 2001, should be read in conjunction with the unaudited consolidated financial statements and related notes contained in this interim report, Management's Discussion and Analysis of Financial Condition and Results of Operations and the audited consolidated financial statements and related notes contained in the 2001 annual report, and Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited consolidated financial statements and related notes contained in the interim report for the three months ended March 31, 2002. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries ("ATCO"). The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 41.3% of the Class A non-voting shares and 69.9% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc. ("ASI"), ATCO Noise Management Ltd. ("ANM") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published an interim report containing its Management's Discussion and Analysis of Financial Condition and Results of Operations. A copy may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

ATCO's financial statements are consolidated from five principal Business Groups: Utilities, Power Generation, Logistics and Energy Services, Industrials, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 4 to the unaudited consolidated financial statements contained in this interim report). Transactions between Business Groups are eliminated in all reporting of ATCO's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Revenues, earnings attributable to Class I Non-Voting shares ("Class I shares") and Class II Voting shares ("Class II shares"), and earnings and diluted earnings per Class I and Class II share were as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
	(millions of Canadian dollars except per share data) (unaudited)			
Revenues	**693.0**	903.4	**1,599.7**	2,393.4
Earnings attributable to Class I and Class II shares (1) (2)	**21.8**	22.6	**99.5**	64.9
Earnings per Class I and Class II share (1) (2)	**0.73**	0.76	**3.34**	2.18
Diluted earnings per Class I and Class II share (1) (2)	**0.72**	0.75	**3.29**	2.15

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of ATCO's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

Earnings attributable to Class I and Class II shares for the three months ended June 30, 2002, were $21.8 million compared to $22.6 million for the corresponding period in 2001. This decrease was primarily due to lower prices received for electricity sold to the Alberta power pool. Earnings for the six months ended June 30, 2002, were $99.5 million compared to $64.9 million for the corresponding period in 2001. This increase was primarily due to the sale of the Viking-Kinsella natural gas producing property (the "Viking property") on January 3, 2002. This sale increased earnings by $34.6 million, earnings per share by $1.16 and diluted earnings per share by $1.14.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operating and maintenance expenses, selling and administrative expenses and franchise fee costs) for the three and six months ended June 30, 2002, were $508.8 million and $1,182.1 million, respectively, compared to $716.5 million and $1,946.7 million for the corresponding periods in 2001. These decreases were largely the result of lower natural gas supply costs, reflecting substantially lower natural gas prices in 2002, and lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool.

Depreciation and amortization expenses for the three months ended June 30, 2002, were $61.2 million, compared to $60.4 million for the corresponding period in 2001. This increase was primarily due to capital additions in 2002 and 2001. Depreciation and amortization expenses for the six months ended June 30, 2002, were $124.0 million, compared to $128.5 million for the corresponding period in 2001. This decrease was primarily due to depreciation adjustments associated with the sale of the Viking property, partially offset by capital additions in 2001 and 2002.

Interest expense for the three and six months ended June 30, 2002, was $46.0 million and $94.6 million, respectively, compared to $52.5 million and $103.7 million for the corresponding periods in 2001. These decreases were principally due to lower interest rates associated with debt refinanced in 2001.

Interest and other income for the three months ended June 30, 2002, was $5.5 million, compared to $13.5 million for the corresponding period in 2001. This decrease was primarily due to reduced interest income on lower cash balances. Interest and other income for the six months ended June 30, 2002, was $121.8 million, compared to $24.7 million for the corresponding

period in 2001. Of this increase, $108.5 million was due to the gain on the sale of the Viking property.

Income taxes for the three months ended June 30, 2002, were $33.5 million, compared to $35.0 million for the corresponding period in 2001. This decrease was primarily due to lower income tax rates, partially offset by income tax reassessments related to resource allowance calculations in utilities operations. Income taxes for the six months ended June 30, 2002, were $118.2 million, compared to $97.8 million for the corresponding period in 2001. This increase was primarily due to income taxes of $41.8 million on the sale of the Viking property, partially offset by lower income tax rates.

Segmented revenues for the three and six months ended June 30, 2002 were as follows:

Business Groups	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
	(millions of Canadian dollars) (unaudited)			
Utilities	**402.8**	571.6	**989.0**	1,664.1
Power Generation	**136.9**	170.9	**286.7**	368.5
Logistics and Energy Services	**207.5**	212.8	**436.5**	532.5
Industrials	**48.5**	49.5	**104.2**	97.9
Other Businesses	**25.3**	27.9	**50.9**	56.2
Corporate	**3.0**	3.1	**5.9**	6.2
Intersegment	**(131.0)**	(132.4)	**(273.5)**	(332.0)
Total	**693.0**	903.4	**1,599.7**	2,393.4

Segmented earnings attributable to Class I and Class II shares for the three and six months ended June 30, 2002 were as follows:

Business Groups	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
	(millions of Canadian dollars) (unaudited)			
Utilities	**6.0**	2.5	**62.1**	19.4
Power Generation	**7.7**	15.5	**16.3**	31.4
Logistics and Energy Services	**6.1**	4.8	**14.2**	12.5
Industrials	**2.4**	1.9	**7.6**	5.5
Other Businesses	**1.2**	1.2	**2.5**	2.0
Corporate	**(2.8)**	(2.8)	**(5.4)**	(5.1)
Intersegment	**1.2**	(0.5)	**2.2**	(0.8)
Total	**21.8**	22.6	**99.5**	64.9

Utilities

Revenues from utilities operations for the three and six months ended June 30, 2002, were $402.8 million and $989.0 million, respectively, compared to $571.6 million and $1,664.1 million for the corresponding periods in 2001. These decreases were primarily the result of lower natural gas supply costs, reflecting substantially lower natural gas prices in 2002 and lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool, partially offset by the impact of colder temperatures. Natural gas supply and purchased power costs are recovered in customer rates. The amount of natural gas supply and

purchased power costs recorded as an expense is based on the forecast cost of natural gas and electricity included in customer rates. Any variances from forecast are deferred until the Alberta Energy and Utilities Board ("AEUB") approves revised rates to either refund or collect the variance. As a consequence, changes in natural gas supply and purchased power costs have no effect on ATCO's earnings.

Earnings for the three months ended June 30, 2002, were $6.0 million, compared to $2.5 million for the corresponding period in 2001. This increase was primarily due to the impact of colder temperatures. Temperatures (as measured in degree days) in the three months ended June 30, 2002, were 44.1% colder than normal, whereas temperatures in the three months ended June 30, 2001, were 0.8% colder than normal. Earnings for the six months ended June 30, 2002, were $62.1 million, compared to $19.4 million for the corresponding period in 2001. Of this increase, $34.6 million was due to the sale of the Viking property by ATCO Gas. The property, which had a book value of approximately $40 million, was sold for $550 million. In accordance with a decision of the AEUB, the proceeds from the sale were shared between ATCO Gas' north division customers and ATCO. ATCO's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million. The balance of the increase in earnings from utilities operations was primarily due to the impact of colder temperatures. Temperatures in the six months ended June 30, 2002, were 17.5% colder than normal, whereas temperatures in the six months ended June 30, 2001, were 6.7% warmer than normal.

Power Generation

Revenues from power generation operations for the three and six months ended June 30, 2002, were $136.9 million and $286.7 million, respectively, compared to $170.9 million and $368.5 million for the corresponding periods in 2001, and earnings for the three and six months ended June 30, 2002, were $7.7 million and $16.3 million, respectively, compared to $15.5 million and $31.4 million for the corresponding periods in 2001. These decreases were primarily the result of substantially lower prices received for electricity sold to the Alberta power pool. Power pool prices for the three and six months ended June 30, 2002 averaged $43.90 and $39.82 per megawatt hour, respectively, compared to average prices of $88.80 and $101.90 for the corresponding periods in 2001.

A partnership formed by ATCO Power and Ontario Power Generation ("OPG") commenced construction during the second quarter of 2002 of the Brighton Beach power station, a $450 million, 580 megawatt natural gas-fired combined cycle generating station at the site of the former J.C. Keith Generating Station, near Windsor, Ontario. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and OPG owns 50%.

Logistics and Energy Services

Revenues from logistics and energy services operations for the three and six months ended June 30, 2002, were $207.5 million and $436.5 million, respectively, compared to $212.8 million and $532.5 million for the corresponding periods in 2001. These decreases were primarily due to lower prices for natural gas purchased for customers.

Earnings for the three months ended June 30, 2002, were $6.1 million, compared to $4.8 million for the corresponding period in 2001. This increase was largely due to higher volumes processed on ATCO Midstream's gas gathering system and higher revenues due to additional work in

ATCO Frontec projects. Earnings for the six months ended June 30, 2002, were $14.2 million, compared to $12.5 million for the corresponding period in 2001. This increase was primarily due to higher volumes processed on ATCO Midstream's gas gathering system, higher revenues due to additional work in ATCO Frontec projects and lower operating and maintenance costs in ATCO Frontec, partially offset by lower rates as approved by the AEUB for transportation service to natural gas distribution companies by ATCO Pipelines.

Industrials

Revenues from industrials operations for the three and six months ended June 30, 2002, were $48.5 million and $104.2 million, respectively, compared to $49.5 million and $97.9 million for the corresponding periods in 2001, and earnings for the three and six months ended June 30, 2002, were $2.4 million and $7.6 million, respectively, compared to $1.9 million and $5.5 million for the corresponding periods in 2001. These increases were primarily due to increased business activity for ASI in Australia and Europe, partially offset by decreased activity in South America.

During the second quarter of 2002, ASI's European subsidiary was awarded contracts totaling $7.7 million for four camps to be located in Siberia for one of Russia's largest oil companies and offices, staff quarters and other buildings for the TSKJ joint venture for its LNG Plus project in Nigeria.

Work continued on the $40 million contract for the Goro Nickel mining project in New Caledonia.

Other Businesses

Earnings from other businesses for the three and six months ended June 30, 2002, were $1.2 million and $2.5 million, respectively, compared to $1.2 million and $2.0 million for the corresponding periods in 2001.

Non-Controlling Interests

Interests of non-controlling share owners for the three months ended June 30, 2002, were $25.1 million, compared to $25.9 million for the corresponding period in 2001. This decrease was due to lower earnings by Canadian Utilities. Interests of non-controlling share owners for the six months ended June 30, 2002, were $98.8 million, compared to $68.2 million for the corresponding periods in 2001. Of this increase, $32.1 million was due to the sale of the Viking property.

REGULATORY MATTERS

The regulatory matters disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the 2001 annual report remain substantially unchanged, except for the following recent developments.

On April 16, 2002, the AEUB issued a decision which determined that the electric generation pricing offer strategy utilized by ATCO Electric in 2000 resulted in higher costs to customers


35
36

Management's *Responsibility for Financial Reporting*

Management is responsible for the preparation of the consolidated financial statements, management's discussion and analysis and other financial information relating to the Corporation contained in this annual report. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles using methods appropriate for the industries in which the Corporation operates and necessarily include some amounts that are based on informed judgments and best estimates of management. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

Management has established internal accounting control systems to meet its responsibility for reliable and accurate reporting. These control systems are subject to periodic review by the Corporation's internal auditors.

PricewaterhouseCoopers, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements.

The Board of Directors, through its Audit Committee comprised of three non-management directors, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management, the internal auditors and the independent auditors to discuss auditing and financial matters, to assure that management is carrying out its responsibilities and to review and approve the consolidated financial statements. The auditors have full and free access to the Audit Committee and management.

"signed"

J.A. Campbell
Senior Vice President, Finance and Chief Financial Officer

"signed"

K.M. Watson
Vice President, Finance and Controller

Auditors' Report *to the Share Owners*

To the Share Owners of ATCO Ltd.

We have audited the consolidated balance sheets of ATCO Ltd. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"signed: PricewaterhouseCoopersLLP"

Chartered Accountants
Calgary, Alberta

Consolidated Statement of Earnings and Retained Earnings

Year ended December 31 (millions of Canadian dollars except per share data)	Note	2001	2000
Revenues		$ 3,754.3	$ 3,076.0
Costs and expenses			
Natural gas supply		1,314.5	1,002.7
Purchased power		366.5	115.8
Operation and maintenance		951.3	849.3
Selling and administrative		149.1	141.4
Depreciation and amortization		257.5	253.5
Interest	8	203.1	199.9
Dividends on preferred shares		8.9	17.9
Franchise fees		117.6	100.1
		3,368.5	2,680.6
		385.8	395.4
Interest and other income	2	48.5	36.5
Earnings before income taxes		434.3	431.9
Income taxes	3	174.8	193.1
Net earnings		259.5	238.8
Dividends on equity preferred shares		4.1	
Non-controlling interests	4	131.0	126.1
Earnings attributable to Class I and Class II shares		124.4	112.7
Retained earnings at beginning of year		689.8	609.1
		814.2	721.8
Dividends on Class I and Class II shares		30.9	27.3
Direct charges	5	5.6	4.7
Retained earnings at end of year		$ 777.7	$ 689.8
Earnings per Class I and Class II share		$ 4.18	$ 3.79
Diluted earnings per Class I and Class II share		$ 4.12	$ 3.75
Dividends paid per Class I and Class II share		$ 1.04	$ 0.92

Consolidated Balance Sheet

As at December 31 (millions of Canadian dollars)	Note	2001	2000
ASSETS			
Current assets			
Cash and short-term investments	14	$ 328.5	$ 304.3
Accounts receivable		485.6	654.2
Inventories		130.7	148.4
Income taxes recoverable		-	16.3
Future income taxes	3	1.9	-
Deferred natural gas costs		3.9	135.1
Deferred electricity costs		27.4	87.8
Prepaid expenses		23.5	18.2
		1,001.5	1,364.3
Property, plant and equipment	6	4,590.8	4,168.2
Goodwill		71.2	75.1
Security deposits for debt		23.6	22.4
Deferred electricity costs		21.6	86.0
Other assets	7	125.0	99.6
		$ 5,833.7	$ 5,815.6
LIABILITIES AND SHARE OWNERS' EQUITY			
Current liabilities			
Bank indebtedness		$ 46.1	$ 126.2
Accounts payable and accrued liabilities		520.1	724.4
Income taxes payable		104.2	
Future income taxes	3	-	55.2
Long-term debt due within one year	8	3.2	3.3
Non-recourse long-term debt due within one year	8	39.8	27.4
		713.4	936.5
Future income taxes	3	204.9	173.9
Deferred credits	9	65.2	40.1
Notes payable	10	4.6	197.1
Long-term debt	8	1,883.0	1,897.2
Non-recourse long-term debt	8	770.4	374.5
Preferred shares	11	-	300.0
Non-controlling interests	4	1,130.6	1,074.0
Equity preferred shares	11	150.0	-
Class I and Class II share owners' equity			
Class I and Class II shares	12	135.7	135.4
Retained earnings		777.7	689.8
Foreign currency translation adjustment		(1.8)	(2.9)
		911.6	822.3
		$ 5,833.7	$ 5,815.6

'signed' 'signed'

Consolidated Statement of Cash Flows

Year ended December 31 (millions of Canadian dollars)	Note	2001	2000
Operating activities			
Earnings attributable to Class I and Class II shares		$ 124.4	$ 112.7
Non-cash items included in earnings			
Depreciation and amortization		257.5	253.5
Future income taxes		45.2	11.9
Non-controlling interests		131.0	126.1
Other – net		(13.4)	15.2
Cash flow from operations		544.7	519.4
Changes in non-cash working capital	13	241.9	(146.8)
		786.6	372.6
Investing activities			
Capital expenditures – net		(695.1)	(493.5)
Contributions by utility customers for extensions to plant		38.6	[illegible]
Non-current deferred electricity costs		64.4	(86.0)
Changes in non-cash working capital	13	8.7	[illegible]
Other		1.4	(9.3)
		(582.0)	(479.1)
Financing activities			
Change in notes payable		(192.5)	116.4
Issue of long-term debt		228.9	238.1
Issue of non-recourse long-term debt		430.3	[illegible]
Repayment of long-term debt		(242.6)	(75.8)
Repayment of non-recourse long-term debt		(28.8)	[illegible]
Redemption of preferred shares by subsidiary			[illegible]
Issue of equity preferred shares		150.0	–
Redemption of redeemable preferred shares		(300.0)	
Issue (purchase) of Class A shares by subsidiary		0.3	(1.7)
Issue (purchase) of Class I shares		0.3	(2.4)
Dividends paid to Class I and Class II share owners		(30.9)	(27.3)
Dividends paid to non-controlling interests		(74.2)	[illegible]
Income tax reassessments	3	(21.3)	–
Changes in non-cash working capital	13	(19.0)	[illegible]
Other		(2.9)	[illegible]
		(102.4)	104.0
Foreign currency translation		2.1	(2.9)
Cash position[1]			
Increase (decrease)		104.3	[illegible]
Beginning of year		178.1	[illegible]
End of year		$ 282.4	$ 178.1

[1] *Cash position includes cash and short term investments less current bank indebtedness.*

Notes to Consolidated Financial Statements

December 31, 2001
(tabular amounts in millions of Canadian dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The consolidated financial statements include the accounts of ATCO Ltd. and its subsidiaries, including a proportionate share of joint venture investments ("ATCO"). Principal subsidiaries are ATCO Structures (100 percent owned) and its subsidiaries, ATCO Noise Management (100 percent owned), ATCO Resources (100 percent owned) and Canadian Utilities Limited (51.902 percent owned) and its subsidiaries ("Canadian Utilities"), which mainly comprise the Utilities, Power Generation and Logistics and Energy Services Business Groups.

Certain comparative figures have been reclassified to conform to the current presentation.

Regulation

ATCO Electric, ATCO Gas and ATCO Pipelines ("regulated operations") are regulated primarily by the Alberta Energy and Utilities Board ("AEUB"), which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination.

Revenue Recognition

Revenues are recognized on the accrual basis and include an estimate of services provided but not yet billed.

Revenues resulting from the supply of contracted products and services are recorded by the percentage of completion method. Full provision is made for any anticipated loss.

Natural Gas Supply

Natural gas supply expense is based on the forecast cost of natural gas included in customer rates. Variances from forecast costs are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers through revised rates and natural gas supply expense is adjusted accordingly.

Purchased Power

Purchased power expense is based on the actual cost of electricity purchased. The amount included in customer rates for purchased power is based on forecast, with most variances from forecast recorded as deferred electricity costs. These costs remain deferred until such time as they are refunded to or collected from customers in accordance with approval from the AEUB.

Income Taxes

The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

Other subsidiaries follow the liability method of accounting for income taxes. Under this method future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted and substantively enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

Inventories

Inventories are valued at the lower of average cost or net realizable value.

Property, Plant and Equipment

The regulated operations include in capital expenditures an allowance for funds used during construction at rates approved by the AEUB for debt and equity capital. Capital expenditures in the other subsidiaries include capitalized interest incurred during construction.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Certain regulated additions are made with the assistance of non-refundable cash contributions from customers when the estimated revenue is less than the cost of providing service or where special equipment is needed to supply the customers' specific requirements. These contributions are amortized on the same basis as, and offset the depreciation charge of, the assets to which they relate. Property, plant and equipment is disclosed net of unamortized contributions.

Depreciation is provided on assets on a straight-line basis over their estimated useful lives. Depreciation rates for regulated assets are approved by the AEUB. For certain assets these approved depreciation rates include a provision for future removal costs and site restoration costs. On retirement of depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

Goodwill

Goodwill is recorded at cost and amortized on a straight-line basis generally over 40 years. The carrying value of goodwill is reviewed for impairment by estimating future cash flow from related operations over the remaining amortization period.

Deferred Financing Charges

Issue costs of long-term debt are amortized over the term of the debt and issue costs of preferred shares are amortized over the expected life of the issue. Premiums paid and unamortized issue costs of redeemed long-term debt and preferred shares relating to regulated operations are amortized over the life of the issue funding the redemption.

Deferred Availability Incentives

Effective January 1, 2001, under the terms of various Power Purchase Arrangements ("PPA") ATCO became subject to an incentive/penalty regime related to generating unit availability. The PPA allows ATCO to bill the PPA counterparty for availability in excess of predetermined targets but also obligates it to pay the counterparty a penalty when the availability target is not achieved. The intent of the PPA is that these payments will result in no net cash inflow or outflow to ATCO over the term of the PPA. Accordingly these payments have been recorded as deferred credits on the balance sheet (see Note 9) in recognition of their anticipated repayment to the PPA counterparties in future periods.

Should penalties exceed the accumulated incentives plus reasonably expected future incentive billings for any of the individual PPA's, the shortfall will be recognized in income in the year the shortfall occurs.

Notes Payable

Under bank loan agreements that are renewed on a continuing basis, ATCO may issue commercial paper or borrow directly from the bank. These borrowings allow ATCO to manage the amount and timing of long-term debt, preferred share and equity issues and are classified as long term.

Long-Term Debt Due Within One Year

When ATCO intends to refinance long-term debt due within one year on a long-term basis and there is a written undertaking from an underwriter to act on ATCO's behalf with respect thereto, or sufficient capacity under long-term bank loan agreements to issue commercial paper or assume bank loans, then long-term debt due within one year is classified as long term.

Hedging

In conducting its business, ATCO uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

Gains and losses are recognized in income in the same period and in the same financial statement category as the income or expense from the hedged position.

Employee Future Benefits

ATCO accrues for its obligations under defined benefit pension and other post employment benefit plans. Costs of these benefits are determined using the projected benefits method prorated on service and reflects management's best estimates of investment returns, wage and salary increases, age at retirement and expected health care costs. Pension plan assets are reported at market value and expected return on plan assets is calculated based on market value. Experience gains and losses in excess of 10 per cent of the greater of the accrued benefit obligations or the market value of plan assets, adjustments resulting from plan amendments, changes in assumptions and the net transitional liability or asset are amortized over the estimated average remaining service life of employees.

Employer contributions to the defined contribution pension plans are expensed as paid.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation Plans

ATCO Ltd. has a stock option plan and a share appreciation rights plan, and participates in the share appreciation rights plan of a subsidiary corporation, Canadian Utilities Limited, all of which are described in Note 12. No compensation expense is recognized when stock options or share appreciation rights are granted. Any consideration paid by holders of the stock options is credited to share capital. If stock options are repurchased, the consideration paid to the holders of the options is charged to retained earnings. Compensation expense for the share appreciation rights plans is accrued monthly to the date of vesting on the basis of the difference between the greater of the market price of the ATCO Ltd. Class I Non-Voting shares and the Canadian Utilities Limited Class A non-voting shares or the 12 month average market price thereof over the base value of the rights.

2. INTEREST AND OTHER INCOME

	2001	2000
Interest	$ 39.3	$ 28.1
Allowance for funds used by regulated operations	5.7	4.4
Other	3.5	4.0
	$ 48.5	$ 36.5

3. INCOME TAXES

The income tax provision differs from that computed using the statutory tax rates for the following reasons:

	2001		2000	
Earnings before income taxes and non-controlling interests	$ 434.3	%	$ 431.9	%
Income taxes, at statutory rates	$ 182.9	42.1	$ 192.7	44.6
Dividends on preferred shares	3.8	0.9	8.0	1.8
Allowance for funds used by regulated operations	(1.0)	(0.2)	(1.0)	(0.2)
Depreciation of capitalized allowance for funds used by regulated operations	0.4	0.1	3.7	1.0
Crown royalties and other non-deductible Crown payments	9.2	2.1	8.2	1.9
Earned depletion and resource allowance	(13.5)	(3.1)	(12.7)	(2.9)
Large Corporations Tax	7.0	1.6	7.3	1.6
Manufacturing and processing tax credit	(4.3)	(1.0)	(3.9)	(0.9)
Foreign tax rate variance	(4.9)	(1.1)	(3.8)	(0.9)
Non-deductible interest on foreign financing	1.3	0.3	1.7	0.4
Change in future income taxes resulting from reduction in tax rates	(5.4)	(1.2)	(1.4)	(0.3)
Unrecorded future income taxes	(2.8)	(0.7)	(11.6)	(2.8)
Other	2.1	0.4	5.9	1.4
	174.8	40.2	193.1	44.7
Current income taxes	186.2		128.5	
Future income taxes (recoveries)	$ (11.4)		$ 64.6	
The future income tax liabilities (assets) comprise the following:				
Property, plant and equipment	$ 229.1		$ 185.6	
Deferred costs	13.2		63.8	
Reserves	(15.8)		(14.8)	
Tax loss carryforwards	(0.8)		(3.7)	
Income tax reassessments	(21.3)		–	
Other	(1.4)		(1.8)	
	203.0		229.1	
Less: Amounts included in current future income taxes	(1.9)		55.2	
	$ 204.9		$ 173.9	

3. INCOME TAXES (continued)

Unrecorded future income taxes of the regulated operations amounted to $178.5 million at December 31, 2001. The balance includes $58.9 million in respect of Alberta Power (2000)'s generation facilities. Effective January 1, 2001, these facilities were deregulated through a system of power purchase arrangements approved by the AEUB. These unrecorded future taxes of $58.9 million will be recovered through future payments received in respect of the power purchase arrangements.

Expected future recoveries relating to tax loss carryforwards have been recorded in the amount of $0.8 million, of which $0.1 million expires at the beginning of 2009 and $0.7 million does not expire. In addition, there are tax loss carryforwards of $0.5 million for Canadian subsidiary companies and tax loss carryforwards of $9.4 million for a foreign subsidiary for which no tax benefit has been recorded. These losses begin to expire in 2007 and 2005, respectively.

Income taxes paid amounted to $61.7 million (2000 – $149.9 million).

ATCO received and paid income tax reassessments of $21.3 million during the year, of which $12.9 million was assessed to Canadian Utilities Limited, relating to the 1996 disposal of ATCOR Resources Ltd. Management does not agree with these reassessments and is contesting this matter with tax authorities. Accordingly the payments have been recorded as a reduction of future income tax liabilities.

4. NON-CONTROLLING INTERESTS

		2001		2000
Non-controlling interests in Canadian Utilities:				
Equity preferred shares:				
Cumulative Redeemable Second Preferred Shares, at 5.3% to 6.6%	$	126.5	$	126.5
Perpetual Cumulative Second Preferred Shares, at 4.66% to 5.05%		210.0		210.0
Class A Non-Voting and Class B common shares		794.1		[illegible]
	$	1,130.6	$	[illegible]
Non-controlling interests in the earnings of Canadian Utilities:				
Equity preferred share dividends	$	17.0	$	[illegible]
Earnings attributable to Class A Non-Voting and Class B common shares		114.0		109.3
	$	131.0	$	[illegible]

5. DIRECT CHARGES TO RETAINED EARNINGS

		2001		2000
Issue costs of equity preferred shares (after income taxes)	$	2.4	$	–
Stock options settled (after income taxes)		1.2		1.3
Stock options settled by a subsidiary (after income taxes and non-controlling interests)		2.0		1.2
Class I shares purchased		–		2.2
	$	5.6	$	[illegible]

6. PROPERTY, PLANT AND EQUIPMENT

	2001					2000			
	Composite Depreciation Rates		Cost		Accumulated Depreciation		Cost		Accumulated Depreciation
Utilities	3.7%	$	3,918.8	$	1,469.4	$	3,721.1	$	1,365.8
Power Generation	3.3%		2,458.3		649.8		2,169.6		645.9
Logistics and Energy Services	4.3%		1,002.0		319.1		903.8		288.3
Industrials	9.8%		110.0		37.0		114.1		[illegible]
Other	12.7%		73.2		30.2		63.6		22.4
		$	7,562.3		2,505.5	$	6,972.2		[illegible]
Property, plant and equipment less accumulated depreciation					5,056.8				[illegible]
Unamortized contributions by customers for extensions to regulated plant					466.0				[illegible]
				$	4,590.8			$	[illegible]

6. PROPERTY, PLANT AND EQUIPMENT (continued)

Accumulated depreciation includes amounts provided for future removal and site restoration costs, net of salvage value, of $220.7 million (2000 – $212.7 million).

Composite depreciation rates reflect total depreciation in the year as a percentage of mid-year cost, excluding construction work-in-progress of $483.0 million (2000 – $198.3 million) and non-depreciable assets of $69.7 million (2000 – $57.8 million).

7. OTHER ASSETS

	2001	2000
Accrued pension asset (Note 15)	$ 39.8	$ 26.4
Costs deferred for recovery through future regulated rates	27.0	31.9
Deferred financing charges	29.5	12.7
Other	28.7	28.6
	$ 125.0	$ 99.6

8. LONG-TERM DEBT

	2001	2000
Canadian Utilities		
Debentures, unsecured – at fixed rates of 4.84% to 12% (weighted average interest rate of 8.44%), due at various dates to 2023	$ 1,728.0	$ 1,743.0
Term credit facility, at Bankers' Acceptance rates, due March 2006 [1]	48.0	19.3
Term credit facility, at fixed rates of 5.567% to 5.79%, due March 2006	-	30.7
Term credit facility, at Bankers' Acceptance rates, due June 2004 [1]	45.0	45.0
Term credit facility, at Bank Bill rates, due May 2002, payable in Australian dollars [2]	24.7	17.1
Other long-term obligations, at rates of 4.00% to 8.87%	10.2	10.4
ATCO Investments Ltd.		
Term loan on ATCO Centre II, at Bankers' Acceptance rates, due March 2005, secured by the building [1]	7.8	9.7
ATCO Structures Inc.		
Revolving loan, at Bankers' Acceptance rates, due July 2006, secured by property, plant and equipment [1]	16.0	16.0
Other long-term obligation, at a rate of 8.50%	0.2	-
ATCO Structures Pty Ltd.		
Term loan, at fixed rate of 5.8%, due December 2003, payable in Australian dollars	4.0	6.2
Term loan, at fixed rate of 6.95%, due September 2004, payable in Australian dollars	2.3	3.1
	1,886.2	1,900.5
Less: Amounts due within one year	3.2	3.3
	$ 1,883.0	$ 1,897.2

8. LONG-TERM DEBT (continued)

	2001	2000
Non-recourse		
Canadian Utilities		
Barking Power Limited project financing, due to 2010, payable in British pounds:		
At fixed rates averaging 7.95%	$ 95.7	$ 98.6
At London Interbank Offered Rate [1]	157.0	161.8
Osborne Cogeneration Pty Ltd. project financing, due to 2013, payable in		
Australian dollars:		
At fixed rate of 9.795%	-	52.0
At Bank Bill rates [1]	2.6	
At fixed rate of 6.825%	49.6	-
McMahon cogeneration plant term facility, at 8.26% to 2003, at Bankers' Acceptance rates thereafter, due to 2004	9.7	13.6
ATCO Resources Ltd. (20%) and Canadian Utilities (80%)		
Joffre cogeneration project financing:		
At Bankers' Acceptance rates, due to 2012 [1]	1.2	[illegible]
At London Interbank Offered Rate, due to 2012 [1]	-	[illegible]
At 7.161%, due to 2012	46.6	
At 6.435% to 2004, at London Interbank Offered Rate thereafter, due to 2012 [1]	6.6	-
At 8.59%, due to 2020	40.0	40.0
ATCO Power Alberta Limited Partnership project financing:		
At 7.067% to 2008, at London Interbank Offered Rate thereafter, due to 2016 [1]	15.7	
At 7.29% to 2008, at London Interbank Offered Rate thereafter, due to 2016 [1]	11.2	-
At 7.25% to 2011, at London Interbank Offered Rate thereafter, due to 2016 [1]	123.1	
Cory cogeneration project financing:		
At 7.586%, due to 2024	48.5	
At 7.601%, due to 2026	42.5	
Scotford cogeneration project financing:		
At Bankers' Acceptance rates, due to 2014 [1]	36.2	-
At London Interbank Offered Rate, due to 2014 [1]	9.1	
At 7.93%, due to 2022	35.5	
Muskeg River cogeneration project financing:		
At Bankers' Acceptance rates, due to 2014 [1]	27.7	
At London Interbank Offered Rate, due to 2014 [1]	6.9	-
At 7.56%, due to 2022	44.8	-
	810.2	401.9
Less: Amounts due within one year	39.8	27.4
	$ 770.4	$ 374.5

(1) The above Bankers' Acceptance, London Interbank Offered Rate and Bank Bill interest rates have additional margin fees.

The interest rates disclosed for certain of the non-recourse debt obligations reflect the effect of interest rate swap agreements.

Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations and ATCO Ltd. has provided a number of guarantees related to ATCO Resources' obligations under their respective non-recourse loans to make equity contributions for each project and to complete construction of the Muskeg River, Scotford and Oldman River projects.

For the Muskeg River and Scotford projects, Canadian Utilities Limited and ATCO Ltd. have guaranteed a base level of cash flow if minimum electricity prices are not being obtained for approximately 34 percent of the total power generated.

8. LONG-TERM DEBT (continued)

For the ATCO Power Alberta Limited Partnership project financing, Canadian Utilities Limited and ATCO Ltd. have guaranteed a $45.0 million operating and maintenance obligation which reduces by $1.5 million per year.

To meet certain project debt service and maintenance reserve requirements, Canadian Utilities Limited and ATCO Ltd. have chosen to provide guarantees in lieu of ATCO Power and ATCO Resources providing security.

To date, Canadian Utilities Limited and ATCO Ltd. have not been required to make payments under these guarantees.

The minimum annual debt repayments for each of the next five years are as follows:

	Long-Term Debt	Non-Recourse Long-Term Debt	Total
2002	$ 106.1	$ 39.8	$ 145.9
2003	63.3	45.6	108.9
2004	146.0	42.8	188.8
2005	131.8	50.7	182.5
2006	239.0	54.2	293.2
	$ 686.2	$ 233.1	$ 919.3

Of the $145.9 million due in 2002, $102.9 million is to be refinanced and is, therefore, excluded from long-term debt due within one year in the balance sheet.

Interest on debt is as follows:

	2001	2000
Long-term debt	$ 164.3	$ 169.3
Non-recourse long-term debt	27.8	27.3
Notes payable	6.2	4.1
Current bank indebtedness	12.4	5.7
Amortization of financing charges	3.4	2.7
Less: Capitalized on non-regulated projects	(11.0)	(9.4)
	$ 203.1	$ 199.9

Interest paid amounted to $212.3 million (2000 - $207.1 million).

Fair values

Fair values for the above debt, determined using quoted market prices for the same or similar issues, are shown below. Where market prices are not available, fair values are estimated using discounted cash flow analysis based on ATCO's current borrowing rate for similar borrowing arrangements.

	2001	2000
Long-term debt		
Fixed rate	$ 1,988.6	$ 2,054.0
Floating rate	141.7	107.1
	$ 2,130.3	$ 2,161.1
Non-recourse long-term debt		
Fixed rate	$ 585.5	$ 257.1
Floating rate	238.1	161.8
	$ 823.6	$ 418.9

9. DEFERRED CREDITS

	2001	2000
Deferred availability incentives	$ 29.9	$
Accrued equipment repairs and maintenance	16.5	20.5
Other	18.8	19.6
	$ 65.2	$ 40.1

10. NOTES PAYABLE AND CREDIT LINES

At December 31, 2001, notes payable consist of outstanding commercial paper of $4.6 million (2000 - $197.1 million), at an interest rate of 2.19 percent, maturing March 2002.

ATCO has credit lines totaling $1,696.4 million, of which $625.5 million are available on a long term committed basis by the lenders, $817.9 million on a short term committed basis and $253.0 million on an uncommitted basis. These credit lines enable ATCO to obtain financing for general business purposes. At December 31, 2001, $453.4 million of long term committed credit lines, $792.0 million of short term committed credit lines and $238.4 million of uncommitted credit lines were still available.

11. PREFERRED SHARES

	Redemption	2001		2000	
	Dates	**Shares**	**Amount**	Shares	Amount
CanUtilities Holdings Ltd.					
Authorized and Issued:					
Cumulative Redeemable					
Series A	July 1, 2001		$	6,000,000	$ 150.0
Series B	July 1, 2001			3,000,000	75.0
Series C	July 1, 2001			3,000,000	75.0
					300.0
ATCO Ltd.					
Authorized and Issued:					
5.75% Cumulative Redeemable					
Second Preferred Series 3	December 1, 2008	**6,000,000**	**150.0**		
			$ 150.0		$ 300.0

CanUtilities Holdings Ltd.

On July 1, 2001, CanUtilities Holdings Ltd. redeemed the preferred shares at $25.00 per share plus accrued and unpaid preferential dividends.

The Series A preferred shares bore a fixed dividend rate of $1.7250 per share per annum. The Series B and Series C preferred shares bore a floating dividend rate determined by monthly auctions.

The average dividend rate on the preferred shares up to the date of redemption was $1.4862 (2000 - $1.4418) per share per annum.

ATCO Ltd.

On July 10, 2001, ATCO Ltd. issued 6,000,000 5.75% Cumulative Redeemable Second Preferred Shares Series 3. The shares are redeemable at the option of ATCO as follows:

Redemption Date	Price per Share
From December 1, 2008 to November 30, 2009	$ 26.00
From December 1, 2009 to November 30, 2010	$ 25.50
On and after December 1, 2010	$ 25.00

Conversion by ATCO

On and after December 1, 2008, ATCO Ltd. may convert all or any of the Series 3 Preferred Shares into Class I Non-Voting Shares. The number of Class I Non-Voting Shares into which each Series 3 Preferred Share may be converted will be determined by dividing the applicable redemption price together with all accrued and unpaid dividends by the greater of $2.00 and 95 percent of the weighted average trading price of Class I Non-Voting Shares on The Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion.



11. PREFERRED SHARES (continued)

Conversion by the Holder

On and after December 1, 2011, each Series 3 Preferred Share will be convertible at the option of the holder, on the first day of March, June, September and December of each year, into that number of Class I Non-Voting shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95 percent of the then Current Market Price of the Class I Non-Voting shares. If a holder of Series 3 Preferred Shares elects to convert any of the shares into Class I Non-Voting shares, ATCO Ltd. may elect to redeem the Series 3 Preferred Shares for cash or arrange for the sale of such shares to substitute purchasers. At any time, ATCO Ltd. may offer the holders of the Series 3 Preferred Shares the right to convert into a further series of Preferred Shares.

Fair values

Fair values for preferred shares, determined using quoted market prices for the same or similar issues, are $156.9 million (2000 - $301.8 million).

12. CLASS I AND CLASS II SHARES

	Class I Non-Voting		Class II Voting		Total	
	Shares	Consideration	Shares	Consideration	Shares	Consideration
Authorized	100,000,000		50,000,000		150,000,000	
Issued and Outstanding:						
December 31, 1999	26,124,160	$ 133.8	3,667,472	$ 1.8	29,791,632	$ 135.6
Stock options exercised	10,350	0.2	-	-	10,350	0.2
Purchased	(80,000)	(0.4)	-	-	(80,000)	(0.4)
December 31, 2000	26,054,510	133.6	3,667,472	1.8	29,721,982	135.4
Stock options exercised	11,350	0.3	-	-	11,350	0.3
Converted: Class II to Class I	91,217	-	(91,217)	-	-	-
December 31, 2001	**26,157,077**	**$ 133.9**	**3,576,255**	**$ 1.8**	**29,733,332**	**$ 135.7**

Share owner rights

Each Class II Voting share may be converted to one Class I Non-Voting share at the share owner's option. In the event an offer to purchase Class II Voting shares is made to all owners of Class II Voting shares, and is accepted and taken up by the owners of a majority of such shares pursuant to such offer, then provided an offer is not made to the owners of Class I Non-Voting shares on the same terms and conditions, the Class I Non-Voting shares shall be entitled to the same voting rights as the Class II Voting shares. The two classes of shares rank equally in all other respects.

Normal course issuer bid

On May 25, 2001, ATCO Ltd. commenced a Normal Course Issuer Bid for the purchase of up to three percent of the outstanding Class I Non-Voting shares. The offer will expire on May 24, 2002.

Stock option plan

ATCO Ltd. has a stock option plan under which 2,550,000 Class I Non-Voting shares are reserved for issuance in respect of options. Options may be granted to directors, officers and key employees of ATCO Ltd. and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed ten years) are determined at the time of grant.

Changes in shares under option are summarized below:

	2001		2000	
	Class I Shares	**Weighted-Average Exercise Price**	Class I Shares	Weighted Average Exercise Price
Options at beginning of year	1,325,950	$ 28.72	1,292,450	$ 26.98
Granted	2,000	47.93	135,000	37.25
Exercised	(11,350)	26.33	(10,350)	[illegible]
Settled	(65,050)	19.04	(91,150)	17.47
Options at end of year	**1,251,550**	**$ 29.28**	1,325,950	$ 28.72

12. CLASS I AND CLASS II SHARES (continued)

Information about stock options outstanding at December 31, 2001 is summarized below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class I Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Class I Shares	Weighted Average Exercise Price
$14.03 – $23.70	561,750	4.1	$ 18.89	515,350	$ 18.45
$34.53 – $37.99	230,900	7.2	$ 36.44	128,100	$ 36.57
$38.18 – $47.93	458,900	8.1	$ 38.40	207,700	$ 38.33
$14.03 – $47.93	1,251,550	6.1	$ 29.28	851,150	$ 26.03

Share appreciation rights plan

Directors, officers and key employees of ATCO may be granted share appreciation rights under the share appreciation rights plans of ATCO Ltd. and its subsidiary corporation, Canadian Utilities Limited. The vesting provisions and exercise period (which cannot exceed ten years) are determined at the time of grant. The base value of the share appreciation rights is equal to the weighted average of the trading price of the Class I Non-Voting shares and the Class A Non-Voting shares, respectively, on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The holder is entitled on exercise to receive a cash payment equal to any increase in the market price of the Class I Non-Voting shares and the Class A Non-Voting shares, respectively, over the base value of the share appreciation rights exercised. Share appreciation rights expense amounted to $2.5 million (2000 – $9.6 million).

13. CHANGES IN NON-CASH WORKING CAPITAL

	2001	2000
Operating activities, changes related to:		
Accounts receivable	$ 184.3	$ (284.9)
Inventories	3.8	[illegible]
Deferred natural gas costs	131.2	(129.3)
Deferred electricity costs	60.4	[illegible]
Prepaid expenses	1.8	[illegible]
Accounts payable and accrued liabilities	(202.8)	[illegible]
Income taxes	120.3	[illegible]
Future income taxes	(57.1)	[illegible]
	$ 241.9	$ (146.8)
Investing activities, changes related to:		
Inventories	$ 14.6	$ [illegible]
Prepaid expenses	(7.2)	
Accounts payable and accrued liabilities	1.3	[illegible]
	$ 8.7	$ [illegible]
Financing activities, changes related to:		
Accounts receivable	$ (14.9)	$ [illegible]
Accounts payable and accrued liabilities	(4.1)	[illegible]
	$ (19.0)	$ [illegible]

14. JOINT VENTURES

ATCO's interest in joint ventures is summarized below:

		2001		2000
Statement of earnings				
Revenues	$	421.5	$	305.2
Operating expenses		287.4		191.7
Depreciation		28.0		20.6
Interest		31.3		29.7
		74.8		63.2
Interest and other income		5.5		5.6
Earnings from joint ventures before income taxes	$	80.3	$	68.8
Balance sheet				
Current assets	$	183.8	$	127.6
Current liabilities		(149.9)		(97.0)
Property, plant and equipment		885.7		609.0
Deferred items – net		(75.7)		(75.5)
Long-term debt		(0.2)		(14.0)
Non-recourse long-term debt		(543.3)		(375.1)
Investment in joint ventures	$	300.4	$	175.0
Statement of cash flows				
Operating activities	$	87.2	$	71.0
Investing activities		(226.4)		(57.8)
Financing activities		184.4		(10.5)
Foreign currency translation		1.6		(2.1)
Increase in cash position	$	46.8	$	0.6

Current assets include cash of $97.9 million (2000 – $51.7 million) which is only available for use within the joint ventures.

15. EMPLOYEE FUTURE BENEFITS

ATCO maintains defined benefit and defined contribution pension plans for most of its employees and provides other post employment benefits, principally health, dental and life insurance, for retirees and their dependants. The defined benefit pension plans, which provide for pensions based on length of service and final average earnings, are for the most part contributory, with the balance of funding the responsibility of ATCO on the advice of independent actuaries. Plan assets are comprised of Canadian and foreign equities, fixed income and other marketable securities and real estate. As of 1997, new employees of Canadian Utilities automatically participate in the defined contribution pension plans and employees participating in the Canadian Utilities defined benefit pension plans may transfer to the defined contribution pension plans at any time.

15. EMPLOYEE FUTURE BENEFITS (continued)

Information about ATCO's benefit plans, in aggregate, is as follows:

	2001		2000	
	Pension Benefit Plans	Other Post Employment Benefit Plans	Pension Benefit Plans	Other Post Employment Benefit Plans
Market value of plan assets				
Beginning of year	$ 1,431.0	$ -	$ 1,318.2	$ [illegible]
Actual return on plan assets	(29.8)	-	142.8	[illegible]
Employee contributions	5.8	-	5.8	[illegible]
Benefit payments	(34.4)	-	(34.2)	[illegible]
Payments to defined contribution plans	(2.4)	-	(1.6)	[illegible]
End of year	$ 1,370.2	$ -	$ 1,431.0	$ -
Accrued benefit obligations				
Beginning of year	$ 876.5	$ 41.6	$ 839.7	$ [illegible]
Current service cost	18.3	1.3	18.4	[illegible]
Interest cost	60.5	3.0	58.6	[illegible]
Employee contributions	5.8	-	5.8	[illegible]
Benefit payments	(36.0)	(1.6)	(35.5)	[illegible]
Experience losses (gains)	3.3	1.2	(10.5)	[illegible]
End of year	$ 928.4	$ 45.5	$ 876.5	$ [illegible]
Funded status				
Excess (deficiency) of assets over obligations	$ 441.8	$ (45.5)	$ 554.5	$ [illegible]
Amounts not yet recognized in financial statements:				
Unrecognized net experience losses (gains)	56.1	2.9	(75.3)	[illegible]
Unrecognized net transitional liability (asset)	(390.3)	32.6	(421.8)	[illegible]
	107.6	(10.0)	57.4	(5.0)
Regulatory asset (liability) [1]	(67.8)	6.0	(31.0)	
Accrued asset (liability)	$ 39.8	$ (4.0)	$ 26.4	$ (6.0)
Weighted average assumptions at December 31				
Expected rate of return on plan assets	8.1%		7.0%	
Liability discount rate	6.9%	6.9%	7.1%	[illegible]
Average compensation increase	3.0%		3.0%	

The assumed annual health care cost rate increases used in measuring the accumulated post employment benefit obligation in 2001 and thereafter were 4.25 percent for drug costs and 3.75 percent for other medical and dental costs.

Included in the accrued benefit obligations are certain supplementary defined benefit pension plans that are paid by ATCO out of general revenues. These supplementary plans had accrued benefit obligations of $59.9 million at December 31, 2001 (2000 – $48.7 million).

Plan assets include Class I Non-Voting shares of ATCO Ltd. having a market value of $9.4 million at December 31, 2001 (2000 – $9.4 million) and long-term debt and Class A Non-Voting and Class B common shares of Canadian Utilities Limited having a market value of $12.1 million at December 31, 2001 (2000 – $13.4 million).

15. EMPLOYEE FUTURE BENEFITS (continued)

	2001		2000	
	Pension Benefit Plans	Other Post Employment Benefit Plans	Pension Benefit Plans	Other Post Employment Benefit Plans
Components of benefit plan expense (income)				
Current service cost	$ **18.3**	$ **1.3**	$ 18.4	$ 1.2
Interest cost	**60.5**	**3.0**	58.6	2.7
Expected return on plan assets	**(98.3)**	**–**	(78.1)	–
Amortization of net transitional liability (asset)	**(31.5)**	**2.3**	(31.0)	2.4
Defined benefit plans expense (income)	**(51.0)**	**6.6**	(32.1)	6.3
Defined contribution plans expense	**3.7**	**–**	3.0	–
Total expense (income)	**(47.3)**	**6.6**	(29.1)	6.3
Less: Capitalized	**0.6**	**1.3**	0.5	1.3
Less: Unrecognized defined benefit plans expense (income) [1]	**(37.4)**	**4.4**	(31.0)	–
Net expense (income)	$ **(10.5)**	$ **0.9**	$ 1.4	$ 5.0

(1) The regulatory asset (liability) and the unrecognized defined benefit plans expense (income) reflect an AEUB decision to record costs of employee future benefits in the regulated operations when paid rather than accrued.

16. COMMITMENTS AND CONTINGENCIES

ATCO has contractual obligations in the normal course of business and in respect of long-term operating leases for manufacturing facilities, office premises and equipment. The rentals amounted to $14.8 million for the year (2000 - $14.0 million). Future minimum lease payments are as follows:

2002	2003	2004	2005	2006	Total of All Subsequent Years
$ 13.8	$ 11.4	$ 10.0	$ 9.5	$ 9.3	$ 32.5

ATCO is party to a number of disputes and lawsuits in the ordinary course of business. Management is confident that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

ATCO has a number of regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined.

17. SEGMENTED INFORMATION

ATCO operates in the following business segments:

Utilities (ATCO Electric, Northland Utilities, Yukon Electrical, ATCO Gas, ATCO Utility Services) provides electricity distribution, transmission and generation to industrial, commercial and residential customers in north central Alberta and parts of the Yukon and the Northwest Territories and natural gas distribution to industrial, residential and commercial customers in Alberta.

Power Generation (ATCO Power, Alberta Power (2000), ATCO Resources) develops, owns, manages and operates electric power projects in Canada, Great Britain and Australia.

Logistics and Energy Services (ATCO Pipelines, ATCO Midstream, ATCO Frontec) provides natural gas transmission to industrial and commercial customers in Alberta, natural gas gathering, processing, storage and hub services in Alberta and Saskatchewan and project management and technical services, operation and maintenance, technology transfer and training services to the defence, transportation and industrial sectors.

Industrials (ATCO Structures, ATCO Noise Management, ASHCOR Technologies, Genics), with operations in Canada, Chile, Hungary, Australia and the United States, manufactures, sells and leases modular buildings, provides complete noise reduction services for industrial facilities, sells fly ash and produces and sells environmentally friendly wood treatment and maintenance products.

17. SEGMENTED INFORMATION (continued)

Other Businesses: Technologies (ATCO Singlepoint, ATCO I-Tek) provides billing and call centre services for utilities, municipalities and other organizations and builds, operates and supports the information systems and technologies used within the ATCO Group of companies; ATCO Investments owns commercial real estate in Calgary.

2001 2000	Utilities	Power Generation	Logistics & Energy Services	Industrials	Other Businesses	Corporate	Inter-segment Eliminations	Consolidated
Revenues – external	**$ 2,256.1**	**$ 660.9**	**$ 599.0**	**$ 234.5**	**$ 3.1**	**$ 0.7**	**$ -**	**$ 3,754.3**
	$ 1,988.5	$ 457.4	$ 494.0	$ 131.7	$ 3.7	$ 0.7	$ -	$ 3,076.0
Revenues	**112.5**	**-**	**313.3**	**1.4**	**94.2**	**11.7**	**(533.1)**	**-**
– intersegment [1]	72.4	269.8	427.3	0.3	87.4	15.3	(872.5)	-
Revenues	**2,368.6**	**660.9**	**912.3**	**235.9**	**97.3**	**12.4**	**(533.1)**	**3,754.3**
	2,060.9	727.2	921.3	132.0	91.1	16.0	(872.5)	3,076.0
Operating expenses	**2,028.6**	**365.8**	**760.5**	**204.7**	**74.9**	**9.9**	**(545.4)**	**2,899.0**
	1,702.9	400.8	777.1	111.7	70.4	23.2	(876.8)	2,209.3
Depreciation and	**128.5**	**66.6**	**40.8**	**10.2**	**7.4**	**0.6**	**3.4**	**257.5**
amortization	128.4	66.6	35.6	10.3	8.5	0.5	3.6	[illegible]
Interest	**109.0**	**72.4**	**28.6**	**2.4**	**1.2**	**162.3**	**(172.8)**	**[illegible]**
	103.0	71.5	27.7	2.1	1.6	157.4	(163.4)	199.9
Dividends on	**-**	**-**	**-**	**-**	**-**	**8.9**	**-**	**8.9**
preferred shares	0.4	0.1	0.1	-	-	17.3	-	17.9
Interest and other income	**(28.6)**	**(14.3)**	**(6.4)**	**(1.9)**	**1.8**	**(171.9)**	**172.8**	**(48.5)**
	(11.0)	(7.8)	(5.2)	(1.5)	(0.4)	(174.0)	163.4	(36.5)
Earnings before	**131.1**	**170.4**	**88.8**	**20.5**	**12.0**	**2.6**	**8.9**	**434.3**
income taxes	137.2	196.0	86.0	9.4	11.0	(8.4)	0.7	431.9
Income taxes	**48.9**	**69.4**	**35.5**	**5.5**	**5.5**	**6.0**	**4.0**	**174.8**
	52.1	87.7	37.6	3.8	5.3	4.6	2.0	193.1
Net earnings	**82.2**	**101.0**	**53.3**	**15.0**	**6.5**	**(3.4)**	**4.9**	**259.5**
	85.1	108.3	48.4	5.6	5.7	(13.0)	(1.3)	238.8
Dividends on equity	**-**	**-**	**-**	**-**	**-**	**4.1**	**-**	**4.1**
preferred shares	-	-	-	-	-	-	-	-
Non-controlling	**43.9**	**48.4**	**26.5**	**0.6**	**3.7**	**3.7**	**4.2**	**131.0**
interests	45.0	50.0	24.1	0.4	2.7	2.7	1.2	126.1
Earnings attributable to Class I and	**$ 38.3**	**$ 52.6**	**$ 26.8**	**$ 14.4**	**$ 2.8**	**$ (11.2)**	**$ 0.7**	**$ 124.4**
Class II shares	$ 40.1	$ 58.3	$ 24.3	$ 5.2	$ 3.0	$ (15.7)	$ (2.5)	$ 112.7
Total assets	**$ 2,486.4**	**$ 2,174.7**	**$ 850.7**	**$ 146.9**	**$ 47.8**	**$ 100.8**	**$ 26.4**	**$ 5,833.7**
	$ 2,885.4	$ 1,836.9	$ 749.0	$ 120.7	$ 45.7	$ 167.3	$ 10.6	$ 5,815.6
Capital expenditures	**$ 238.9**	**$ 464.0**	**$ 101.4**	**$ 26.0**	**$ 11.5**	**$ 0.3**	**$ -**	**$ 842.1**
– gross	$ 202.1	$ 182.9	$ 84.2	$ 24.0	$ 9.0	$ 0.3	$ -	$ 502.5

(1) Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

17. SEGMENTED INFORMATION (continued)

Geographic segments

	Domestic		Foreign		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000
Revenues	**$ 3,350.7**	$ 2,794.0	**$ 403.6**	$ 282.0	**$ 3,754.3**	$ 3,076.0
Property, plant and equipment and Goodwill	**$ 4,245.0**	$ 3,833.4	**$ 417.0**	$ 409.9	**$ 4,662.0**	$ 4,243.3

18. SUBSEQUENT EVENTS

On January 3, 2002, ATCO sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40.0 million, to Burlington Resources Inc. for $550.0 million. ATCO's share of the net proceeds is expected to be approximately $150.0 million, after adjustments. The sale was finalized on January 3, 2002 and will be reflected in the 2002 results.

In accordance with an AEUB decision, $385.0 million plus related adjustments of $21.0 million for a total of $406.0 million, will be distributed by way of lump sum payments to customers of record on March 2, 2002.

Consolidated
Five Year Financial Summary

(dollars in millions, except where indicated)		2001	2000	1999	1998	1997
EARNINGS						
Revenues		**3,754.3**	3,076.0	2,374.8	2,077.5	2,045.1
Operating expenses		**2,899.0**	2,209.3	1,564.5	1,309.0	1,314.2
Depreciation and amortization		**257.5**	253.5	241.0	214.8	202.8
Interest		**203.1**	199.9	185.4	175.5	169.7
Dividends on preferred shares		**8.9**	17.9	23.3	34.5	33.1
Interest and other income		**(48.5)**	(36.5)	(32.1)	(34.5)	(29.4)
Income taxes		**174.8**	193.1	180.8	187.3	173.2
Dividends on equity preferred shares		**4.1**	–	–		
Non-controlling interests		**131.0**	126.1	111.2	102.0	100.3
Earnings attributable to Class I and Class II shares		**124.4**	112.7	100.7	88.9	81.2
SEGMENTED EARNINGS						
Utilities		**38.3**	40.1	47.9	N/A	N/A
Power Generation		**52.6**	58.3	35.3	N/A	N/A
Logistics and Energy Services		**26.8**	24.3	21.1	N/A	N/A
Industrials		**14.4**	5.2	13.0	N/A	N/A
Other businesses		**2.8**	3.0	(1.2)	N/A	N/A
Corporate/eliminations		**(10.5)**	(18.2)	(15.4)	N/A	N/A
Earnings attributable to Class I and Class II shares		**124.4**	112.7	100.7	N/A	N/A
BALANCE SHEET						
Property, plant and equipment		**4,590.8**	4,168.2	3,976.6	3,898.4	3,639.4
Total assets		**5,833.7**	5,815.6	4,934.9	4,793.7	4,405.1
Capitalization						
Notes payable and long-term debt		**1,887.6**	2,094.3	1,818.8	1,683.3	1,436.2
Non-recourse long-term debt		**770.4**	374.5	408.1	422.7	408.5
Preferred shares			300.0	350.0	500.0	625.0
Equity preferred shares		**150.0**	–	–	–	–
Share owners' equity*		**911.6**	822.3	744.2	681.4	613.0
Total capitalization		**3,719.6**	3,591.1	3,321.1	3,287.4	3,082.7
CASH FLOWS						
Operations		**544.7**	519.4	493.8	434.8	410.6
Capital expenditures – net		**695.1**	493.5	398.6	468.8	363.1
Financing (excluding Class I and II dividends)		**(71.5)**	131.3	(27.3)	67.3	(29.4)
Class I and II dividends		**30.9**	27.3	23.9	20.4	16.9
CLASS I AND CLASS II SHARES						
Shares outstanding at end of year* (thousands)		**29,733**	29,722	29,792	30,048	30,026
Return on equity*		**14.4%**	14.4%	14.1%	13.7%	13.8%
Earnings per share* ($)		**4.18**	3.79	3.36	2.96	2.68
Dividends paid per share* ($)		**1.04**	0.92	0.80	0.68	0.56
Equity per share* ($)		**30.66**	27.67	24.98	22.68	20.42
Stock market record – Class I Non-Voting shares ($)	High	**54.00**	48.00	43.75	39.00	34.00
	Low	**40.50**	27.50	32.20	30.00	23.50
	Close	**46.75**	46.65	39.80	39.00	34.00
Stock market record – Class II Voting shares ($)	High	**52.70**	48.00	45.85	38.00	33.00
	Low	**42.00**	28.60	33.00	30.25	23.50
	Close	**47.00**	46.85	40.00	38.00	33.00

Includes Class I Non-Voting and Class II Voting shares.

Consolidated
Five Year Operating Summary

(dollars in millions, except where indicated)	2001	2000	1999	1998	1997
UTILITIES					
Natural gas operations					
Capital expenditures – net	**78.2**	88.1	83.3	N/A	N/A
Pipelines (thousands of kilometres)	**34.0**	33.5	33	N/A	N/A
Maximum daily demand (terajoules)	**1,470**	1,737	1,595	1,696	1,629
Sales (petajoules)	**187**	209	192	N/A	N/A
Transportation (petajoules)	**22**	18	13	N/A	N/A
Total system throughput (petajoules)	**209**	227	205	N/A	N/A
Average annual use per residential customer (gigajoules)	**131**	148	138	144	148
Degree days – Edmonton*	**3,661**	4,210	3,774	3,898	3,964
– Calgary**	**3,994**	4,441	3,869	4,160	4,197
Customers at year-end (thousands)	**837.7**	816.1	798.4	779.9	756.6
Electric operations					
Capital expenditures – net	**153.3**	110.7	90.0	103.9	105.6
Power lines (thousands of kilometres)	**64.2**	58.6	57.9	55.3	54.9
Retail sales (millions of kilowatt hours)	**10,108**	10,392	10,068	10,188	10,089
Average annual use per residential customer (kWh)	**7,270**	7,444	7,367	7,274	7,381
Customers at year-end (thousands)	**192.0**	191.0	186.8	186.4	183.3
POWER GENERATION					
Capital expenditures – net	**343.4**	191.7	129.5	168.3	89.4
Generating capacity (thousands of kilowatts)	**2,117**	732	539	499	322
LOGISTICS AND ENERGY SERVICES					
Capital expenditures – net	**101.7**	83.8	47.4	N/A	N/A
Pipelines (thousands of kilometres)	**8.2**	7.9	7.9	N/A	N/A
Contract demand for pipelines system access (terajoules/day)	**4,876**	4,559	4,378	N/A	N/A
Natural gas processed (Mmcf/day)	**429**	366	332	330	277
INDUSTRIALS					
Capital expenditures – net	**6.7**	19.0	28.4	34.3	7.6
Lease fleet (units in thousands)	**1.6**	2.3	2.3	1.8	1.1
Lease fleet utilization – %	**65**	61	64	38	24
Space rental fleet (units in thousands)	**3.5**	2.9	2.4	1.8	–

** Degree days – Edmonton are defined as the difference of the mean daily temperature from 14.5 degrees Celsius.*
*** Degree days – Calgary are defined as the difference of the mean daily temperature from 15.5 degrees Celsius.*

than necessary. The decision resulted in a $4.2 million refund to customers. As the decision related to power generation operations, it has been recognized in the Power Generation business segment, with $3.5 million included in the 2001 results and the balance in the second quarter of 2002.

In late 2001, the AEUB issued decisions approving the collection of deferred costs relating to price and volume variances in excess of forecast amounts in respect of ATCO Electric's supply of electricity to customers for the year ended December 31, 2000 ("the 2000 deferral amounts"). In June 2002, the AEUB authorized the collection of the 2000 deferral amounts ($81 million) from customers over the period July 1, 2002 to June 30, 2003. In a related decision issued in June 2002, the AEUB authorized ATCO Electric to enter into a securitization agreement whereby ATCO Electric would sell the 2000 deferral amounts to an unrelated financial institution for $81 million. ATCO Electric is working to satisfy the conditions precedent for this transaction and anticipates the sale will occur in the third quarter. For accounting purposes, the sale will be treated as a financing transaction.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties located in the City of Calgary, known as the Calgary Stores Block, for $6.6 million and subsequently issued a decision allocating $4.1 million of the proceeds to customers. A leave to appeal this decision was granted on July 12, 2002.

On July 2, 2002, the AEUB issued a decision denying NOVA Gas Transmission Ltd.'s application to construct and operate a natural gas pipeline into the Fort Saskatchewan industrial area, an area currently served by ATCO Pipelines. The AEUB found, among other things, that the proposed facilities were not needed and would violate AEUB policy on proliferation.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of ATCO's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. Utility rates designed to recover financing costs and depreciation over the useful life of the utility assets assure the availability of funds for debt interest and retirement, and preferred share dividends and redemption. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended June 30, 2002, was $107.9 million, compared to $123.8 million for the corresponding period in 2001. This decrease was primarily due to lower earnings in power generation operations. Cash flow from operations for the six months ended June 30, 2002, was $252.5 million, compared to $292.9 million for the corresponding period in 2001. This decrease was principally due to lower earnings in power generation operations and a refund of $20.6 million to customers of amounts previously recovered from customers for future abandonment costs and future income taxes related to the Viking property.

Investing for the three months ended June 30, 2002, was $171.4 million, compared to $212.2 million for the corresponding period in 2001. This decrease was largely due to lower capital expenditures. Investing for the six months ended June 30, 2002, was $167.4 million, compared

to $295.7 million for the corresponding period in 2001. This decrease was largely due to the sale of the Viking property and lower capital expenditures. Capital expenditures for the three months ended June 30, 2002, were $191.1 million, compared to $249.5 million for the corresponding period in 2001. This decrease was primarily due to lower investment in power generation projects. Capital expenditures for the six months ended June 30, 2002, were $310.0 million, compared to $385.1 million for the corresponding period in 2001. This decrease was primarily due to lower investment in power generation projects and regulated natural gas transmission projects, partially offset by increased investment in regulated electric transmission projects.

During the three months ended June 30, 2002, ATCO issued $30.6 million of non-recourse long term debt and redeemed $9.4 million of recourse long term debt, $1.5 million of non-recourse long term debt and $4.4 million of notes payable, resulting in a net increase of $15.3 million. During the six months ended June 30, 2002, ATCO issued $5.2 million of recourse long term debt, $50.3 million of non-recourse long term debt and $0.4 million of notes payable, and redeemed $40.4 million of recourse long term debt and $23.7 million of non-recourse long term debt, resulting in a net reduction of $8.2 million.

During the three and six months ended June 30, 2002, ATCO's cash and short term investments decreased by $313.5 million and $122.5 million, respectively, to $206.0 million. Most of the decrease in the three month period was due to the payment to customers of their share of the proceeds from the sale of the Viking property, the payment of income taxes on the disposition of the Milner generating station and unfunded capital expenditures. The decrease in the six month period was primarily due to the payment of income taxes on the disposition of the Milner generating station, unfunded capital expenditures and a $30.0 million bank loan repayment by ATCO Ltd. Also included in these cash balances are temporary timing differences relating to the remaining payments to customers of their share of the proceeds from the sale of the Viking property, customer refunds and income taxes on the sale of the Viking property. These balances from temporary timing differences are expected to be eliminated by the end of 2003.

At June 30, 2002, ATCO had credit lines totaling $1,505.0 million, of which $612.6 million was available on a long term committed basis by the lenders, $625.0 million was available on a short term committed basis and $267.4 million was available on an uncommitted basis. At June 30, 2002, $508.7 million of long term committed credit lines, $612.5 million of short term committed credit lines and $239.1 million of uncommitted credit lines were available to be drawn.

The amount and timing of future financings will depend on market conditions and the specific needs of ATCO.

Future income tax liabilities of $206.2 million, at June 30, 2002, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

In May 2002, ATCO Ltd. filed a notice of intention to make a normal course issuer bid for the purchase of up to 3% of its outstanding Class I shares during the period May 27, 2002 to May 26, 2003. To date, no shares have been purchased pursuant to this normal course issuer bid.

BUSINESS RISKS

The business risks disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the 2001 annual report remain substantially unchanged.

July 23, 2002

ATCO

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(Unaudited, Millions of Canadian Dollars except per share data)

		Three months ended June 30		Six months ended June 30	
	Note	**2002**	2001	**2002**	2001
Revenues	1	**$693.0**	$903.4	**$1,599.7**	$2,393.4
Costs and expenses					
Natural gas supply		**172.1**	314.3	**515.9**	1,076.0
Purchased power		**44.0**	100.0	**93.9**	236.4
Operating and maintenance	1	**225.9**	228.9	**433.7**	474.9
Selling and administrative		**42.3**	39.7	**80.9**	72.4
Depreciation and amortization		**61.2**	60.4	**124.0**	128.5
Interest		**37.8**	45.5	**77.6**	89.3
Interest on non-recourse long term debt		**8.2**	7.0	**17.0**	14.4
Dividends on preferred shares		**-**	4.0	**-**	8.3
Franchise fees		**24.5**	33.6	**57.7**	87.0
		616.0	833.4	**1,400.7**	2,187.2
		77.0	70.0	**199.0**	206.2
Interest and other income	2	**5.5**	13.5	**121.8**	24.7
Earnings before income taxes		**82.5**	83.5	**320.8**	230.9
Income taxes		**33.5**	35.0	**118.2**	97.8
Net earnings		**49.0**	48.5	**202.6**	133.1
Dividends on equity preferred shares		**2.1**	-	**4.3**	-
Non-controlling interests		**25.1**	25.9	**98.8**	68.2
Earnings attributable to Class I and Class II shares		**21.8**	22.6	**99.5**	64.9
Retained earnings at beginning of period		**846.8**	723.9	**777.7**	689.8
		868.6	746.5	**877.2**	754.7
Dividends on Class I and Class II shares		**8.7**	7.8	**17.3**	15.5
Direct charges		**-**	2.4	**-**	2.9
Retained earnings at end of period		**$859.9**	$736.3	**$ 859.9**	$ 736.3
Earnings per Class I and Class II share	3	**$ 0.73**	$ 0.76	**$ 3.34**	$ 2.18
Diluted earnings per Class I and Class II share	3	**$ 0.72**	$ 0.75	**$ 3.29**	$ 2.15
Dividends paid per Class I and Class II share		**$ 0.29**	$ 0.26	**$ 0.58**	$ 0.52

ATCO

CONSOLIDATED BALANCE SHEET

(Millions of Canadian Dollars)

	Note	June 30 2002	June 30 2001	December 31 2001
ASSETS		(Unaudited)		(Audited)
Current assets				
Cash and short term investments		**$ 206.0**	$ 721.0	$ 328.5
Accounts receivable		**346.9**	336.1	485.6
Inventories		**101.1**	128.7	130.7
Income taxes recoverable		**-**	-	-
Future income taxes		**-**	24.9	1.9
Deferred natural gas costs		**11.2**	-	3.9
Deferred electricity costs		**52.4**	59.7	27.4
Prepaid expenses		**31.3**	29.7	23.5
		748.9	1,300.1	1,001.5
Property, plant and equipment		**4,728.4**	4,309.7	4,590.8
Goodwill	1	**71.2**	74.4	71.2
Security deposits for debt		**23.9**	21.9	23.6
Deferred electricity costs		**4.5**	98.1	21.6
Other assets		**132.4**	112.7	125.0
		$5,709.3	$5,916.9	$5,833.7
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 13.9**	$ 198.9	$ 46.1
Accounts payable and accrued liabilities		**358.2**	471.5	520.1
Deferred natural gas cost recoveries		**-**	56.1	-
Income taxes payable		**17.7**	94.9	104.2
Future income taxes		**1.3**	-	-
Notes payable	1	**5.0**	143.5	4.6
Long term debt due within one year		**3.4**	3.1	3.2
Non-recourse long term debt due within one year		**34.1**	27.9	39.8
		433.6	995.9	718.0
Future income taxes		**204.9**	180.8	204.9
Deferred credits		**76.9**	61.3	65.2
Long term debt		**1,849.1**	1,927.5	1,883.0
Non-recourse long term debt		**805.1**	482.3	770.4
Preferred shares		**-**	300.0	-
Non-controlling interests		**1,193.5**	1,102.5	1,130.6
Equity preferred shares		**150.0**	-	150.0
Class I and Class II share owners' equity				
Class I and Class II shares	3	**137.4**	135.7	135.7
Retained earnings		**859.9**	736.3	777.7
Foreign currency translation adjustment		**(1.1)**	(5.4)	(1.8)
		996.2	866.6	911.6
		$5,709.3	$5,916.9	$5,833.7

ATCO

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited, Millions of Canadian Dollars)

	Note	Three months ended June 30		Six months ended June 30	
		2002	2001	**2002**	2001
Operating activities					
Earnings attributable to Class I and Class II shares		**$ 21.8**	$ 22.6	**$ 99.5**	$ 64.9
Non-cash items included in earnings					
Depreciation and amortization		**61.2**	60.4	**124.0**	128.5
Future income taxes		**1.0**	13.2	**(1.4)**	28.3
Non-controlling interests		**25.1**	25.9	**66.7**	68.2
Gain on sale of natural gas producing property - net of current income taxes and non-controlling interests		**-**	-	**(34.6)**	-
Other - net		**(1.2)**	1.7	**(1.7)**	3.0
Cash flow from operations		**107.9**	123.8	**252.5**	292.9
Changes in non-cash working capital		**(225.1)**	51.2	**(113.4)**	317.9
		(117.2)	175.0	**139.1**	610.8
Investing activities					
Capital expenditures		**(191.1)**	(249.5)	**(310.0)**	(385.1)
Sale of natural gas producing property - net of current income taxes		**-**	-	**106.9**	-
Proceeds on disposal of other property, plant and equipment		**1.8**	25.7	**3.2**	86.2
Contributions by utility customers for extensions to plant		**5.8**	7.9	**14.6**	15.1
Non-current deferred electricity costs		**8.5**	(1.3)	**17.1**	(12.1)
Changes in non-cash working capital		**5.6**	8.8	**3.3**	3.3
Other		**(2.0)**	(3.8)	**(2.5)**	(3.1)
		(171.4)	(212.2)	**(167.4)**	(295.7)
Financing activities					
Change in notes payable		**(4.4)**	17.5	**0.4**	(53.6)
Issue of long term debt		**-**	35.0	**5.2**	39.0
Issue of non-recourse long term debt		**30.6**	138.0	**50.3**	138.0
Repayment of long term debt		**(9.4)**	(0.9)	**(40.4)**	(6.7)
Repayment of non-recourse long term debt		**(1.5)**	(2.0)	**(23.7)**	(14.1)
Issue of Class A shares by subsidiary		**1.0**	-	**2.8**	0.3
Issue of Class I shares		**0.7**	0.2	**1.6**	0.3
Dividends paid to Class I and Class II share owners		**(8.7)**	(7.8)	**(17.3)**	(15.5)
Dividends paid to non-controlling interests		**(19.3)**	(18.5)	**(38.6)**	(37.1)
Changes in non-cash working capital		**(3.7)**	0.9	**(1.0)**	-
Income tax reassessments		**-**	(21.2)	**-**	(21.2)
Other		**(7.8)**	0.5	**(1.9)**	3.2
		(22.5)	141.7	**(62.6)**	32.6
Foreign currency translation		**1.8**	(3.0)	**0.6**	(3.7)
Cash position *					
Increase (decrease)		**(309.3)**	101.5	**(90.3)**	344.0
Beginning of period		**501.4**	420.6	**282.4**	178.1
End of period		**$192.1**	$522.1	**$192.1**	$522.1

* Cash position is defined as cash and short term investments less current bank indebtedness, and includes $109.5 million (2001 - $124.4 million) which is only available for use in joint ventures.

ATCO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial Statement Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's 2001 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2001, except as described below.

Effective January 1, 2002, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants' Emerging Issues Abstract on the balance sheet classification of callable debt obligations and debt obligations expected to be refinanced. Notes payable, previously classified as long term, are now classified as current liabilities. Long term debt due within one year that can be re-financed with existing long term credit facilities continues to be classified as long term.

Effective January 1, 2002, the Corporation prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments. This change in accounting had the following impact:

a) The recommendations encourage the adoption of the fair value based method of accounting for stock options but permit other methods of accounting, including the accounting policy followed by the Corporation in its financial statements for the year ended December 31, 2001. The Corporation has chosen to retain its existing accounting policy whereby no compensation expense is recognized upon the granting or exercise of stock options. While the recommendations require expense recognition for options that may be settled in cash or other assets, the Corporation no longer repurchases stock options effective January 1, 2002.

   Had the Corporation adopted the fair value based method of accounting for stock options, there would have been no effect on reported earnings or earnings per share for the three and six months ended June 30, 2002.

b) Compensation expense for the share appreciation rights plans is accrued monthly to the date of vesting on the basis of the difference between the market price of the ATCO Ltd. Class I Non-Voting shares and the Canadian Utilities Limited Class A non-voting shares over the base value of the rights. Prior to January 1, 2002, compensation expense was determined on the basis of the difference between the greater of the market price of the ATCO Ltd. Class I Non-Voting shares and the Canadian Utilities Limited Class A non-voting shares or the 12 month average market price thereof over the base value of the rights. This accounting change had no effect on reported earnings or earnings per share for the three and six months ended June 30, 2002.

Effective January 1, 2002, the Corporation prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for goodwill and other intangible assets. Goodwill and intangible assets with an indefinite life are no longer amortized; intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives. The carrying value of these assets is subject to an impairment test on an annual basis, or more frequently if events or circumstances indicate impairment. This accounting change had the effect of increasing earnings for the three and six months ended June 30, 2002 by $1.0 million and $1.9 million, earnings per share by $0.03 and $0.06 and diluted earnings per share by $0.03 and $0.06 compared to the three and six months ended June 30, 2001.

1. Financial Statement Presentation - continued

Effective January 1, 2002, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants' Emerging Issues Abstract on the "Reporting of Revenue Gross as a Principal Versus Net as an Agent". This change in accounting resulted in a reduction of revenues and a reduction of operating and maintenance expenses of $3.5 million for the three months ended June 30, 2001 and $7.2 million for the six months ended June 30, 2001.

Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and six months ended June 30, 2002 and June 30, 2001 are not necessarily indicative of operations on an annual basis.

Certain 2001 figures have been reclassified to conform to the current presentation.

2. Interest and other income

On January 3, 2002, the Corporation sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers of record as of March 2, 2002 by way of lump sum payments.

The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million. This sale increased earnings by $34.6 million, earnings per share by $1.16 and diluted earnings per share by $1.14.

3. Class I and Class II shares

There are 26,294,131 (2001 – 26,088,225) Class I Non-Voting shares and 3,513,101 (2001 – 3,644,057) Class II Voting shares outstanding on June 30, 2002. In addition, there are 1,224,050 options to purchase Class I Non-Voting shares outstanding at June 30, 2002 under the Corporation's stock option plan. Subsequent to June 30, 2002, 1,000 stock options were exercised; as of July 17, 2002, there were no other changes to shares outstanding or under option.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Weighted-average shares outstanding	**29,790,398**	29,731,012	**29,771,634**	29,729,379
Effect of dilutive stock options	**519,899**	520,251	**487,868**	492,900
Weighted-average diluted shares outstanding	**30,310,297**	30,251,263	**30,259,502**	30,222,279

4. Segmented information

Six months ended **June 30, 2002** June 30, 2001	Utilities	Power Generation	Logistics & Energy Services	Industrials	Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$ 947.2**	**$ 286.7**	**$256.0**	**$104.0**	**$ 5.4**	**$ 0.4**	**$ -**	**$1,599.7**
	$1,585.1	$ 368.5	$339.6	$ 97.4	$ 2.4	$ 0.4	$ -	$2,393.4
Revenues – intersegment	**41.8**	**-**	**180.5**	**0.2**	**45.5**	**5.5**	**(273.5)**	**-**
	79.0	-	192.9	0.5	53.8	5.8	(332.0)	-
Revenues	**$ 989.0**	**$ 286.7**	**$436.5**	**$104.2**	**$50.9**	**$ 5.9**	**$(273.5)**	**$1,599.7**
	$1,664.1	$ 368.5	$532.5	$ 97.9	$56.2	$ 6.2	$(332.0)	$2,393.4
Earnings attributable to Class I and Class II shares	**$ 62.1**	**$ 16.3**	**$ 14.2**	**$ 7.6**	**$ 2.5**	**$ (5.4)**	**$ 2.2**	**$ 99.5**
	$ 19.4	$ 31.4	$ 12.5	$ 5.5	$ 2.0	$ (5.1)	$ (0.8)	$ 64.9
Total assets	**$2,400.1**	**$2,257.8**	**$812.3**	**$141.0**	**$58.7**	**$ 40.6**	**$ (1.2)**	**$5,709.3**
	$2,562.0	$2,017.9	$778.8	$138.0	$46.7	$331.6	$ 41.9	$5,916.9
Allocation of Goodwill	**$ 35.7**	**$ 23.1**	**$ 12.4**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 71.2**

Three months ended **June 30, 2002** June 30, 2001	Utilities	Power Generation	Logistics & Energy Services	Industrials	Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$386.0**	**$136.9**	**$117.5**	**$48.4**	**$ 4.0**	**$ 0.2**	**$ -**	**$693.0**
	$546.2	$170.9	$135.5	$49.3	$ 1.3	$ 0.2	$ -	$903.4
Revenues – intersegment	**16.8**	**-**	**90.0**	**0.1**	**21.3**	**2.8**	**(131.0)**	**-**
	25.4	-	77.3	0.2	26.6	2.9	(132.4)	-
Revenues	**$402.8**	**$136.9**	**$207.5**	**$48.5**	**$25.3**	**$ 3.0**	**$(131.0)**	**$693.0**
	$571.6	$170.9	$212.8	$49.5	$27.9	$ 3.1	$(132.4)	$903.4
Earnings attributable to Class I and Class II shares	**$ 6.0**	**$ 7.7**	**$ 6.1**	**$ 2.4**	**$ 1.2**	**$ (2.8)**	**$ 1.2**	**$ 21.8**
	$ 2.5	$ 15.5	$ 4.8	$ 1.9	$ 1.2	$ (2.8)	$ (0.5)	$ 22.6


03 AUG 20 AM 7:21

Form 42

REPORT OF TAKE-OVER BID,
ISSUER BID OR APPLICATION
UNDER CLAUSE 104(2)(C) OF
THE *SECURITIES ACT* (ONTARIO)

(Subsection 203.1(1) of the *Securities Regulations* (Ontario))

1. **Name and address of the offeree issuer:**

ATCO Ltd.
1600 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

2. **Name and address of the offeror:**

ATCO Ltd.
1600 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

3. **What is the designation of the class(es) of securities that are subject to the bid? (Include the CUSIP number.)**

ATCO Ltd. (the "Corporation") has filed notice with The Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Class I Shares (CUSIP #046789-40-0) pursuant to a normal course issuer bid to be undertaken pursuant to the rules and bylaws of the Exchange.

4. **What is the date of the bid?**

The Corporation was eligible to commence purchases of its outstanding Class I Shares under the normal course issuer bid on May 27, 2002 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") filed by the Corporation with the Exchange on May 16, 2002.

5. **What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?**

The Corporation is eligible to acquire up to 787,979 Class I Shares during the 12 month period commencing May 27, 2002 and ending on May 26, 2003.

6. **What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?**

The closing price of the Class I Shares on the Exchange on May 15, 2002 (being the day prior to the date on which the Notice was filed with the Exchange) was $54.25.

7. **What is the number of securities of each class subject to the bid, excluding the offeror's securities, that are held by security holders whose last address as shown on the books of the offeree issuer is in Ontario?**

   As of May 27, 2002, 20,707,895 (78.82%) Class I Shares were held by security holders whose last address as shown on the books of the Corporation was in Ontario.

8. **What is the fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1?**

   $5,391.16.

9. **The information given in this report is true and complete.**

Dated at Calgary, Alberta this 29th day of May, 2002.

ATCO LTD.

Per: ______________________________

James A. Campbell
Senior Vice President, Finance
Chief Financial Officer


03 AUG 20 AM 7:21

ATCO LTD.

Report Pursuant to Section 189.1.3
of the
Securities Regulation (Quebec)

1. Name and Address of Offeree Corporation

ATCO Ltd.
1600 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

2. Name and Address of Offeror

ATCO Ltd.
1600 ATCO Centre
909 - 11 Avenue S.W.
Calgary, Alberta T2R 1N6

3. Designation of Securities Subject to the Bid

ATCO Ltd. (the "Corporation") has filed notice with The Toronto Stock Exchange (the "Exchange") relating to the repurchase by the Corporation of certain of its outstanding Class I Shares (CUSIP #046789-40-0) pursuant to a normal course issuer bid to be undertaken pursuant to the rules and bylaws of the Exchange.

4. Date of the Bid

The Corporation was eligible to commence purchases of its outstanding Class I Shares under the normal course issuer bid on May 27, 2002 pursuant to the Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") filed by the Corporation with the Exchange on May 16, 2002.

5. Maximum Number of Securities of the Class Subject to the Bid Which are Sought By the Offeror

The Corporation is eligible to acquire up to 787,979 Class I Shares during the 12 month period commencing May 27, 2002 and ending on May 26, 2003.

6. Value of Consideration Offered for Security

The closing price of the Class I Shares on the Exchange on May 15, 2002 (being the day prior to the date on which the Notice was filed with the Exchange) was $54.25.

7. Fee Payable In Respect of the Bid

$2,137.79.

DATED at Calgary, Alberta this 29 day of May, 2002.

ATCO LTD.

Per: ______________________________

James A. Campbell
Senior Vice President, Finance
Chief Financial Officer

03 AUG 20 AM 7:21

32

PRESS RELEASE

ATCO Ltd.
(the "Corporation")

NORMAL COURSE ISSUER BID

The Corporation has filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with The Toronto Stock Exchange (the "Exchange") pursuant to which the Corporation indicated that it intends to make a normal course issuer bid for certain of its outstanding Class I Non-Voting Shares on the terms set forth in the Notice. At the time of filing the Notice, the board of directors of the Corporation was of the belief, and continues to be of the belief, that the purchase of the Class I Shares from time to time at appropriate prices will minimize any dilution resulting from the exercise of stock options to purchase Class I Shares and is an advantageous use of the Corporation's funds. As a result, at such time as the Class I Shares become available at prices which make them an attractive investment to the Corporation and an appropriate use of the Corporation's funds, the Corporation shall make normal course purchases through the facilities of the Exchange in accordance with the Notice.

On May 13, 2002, 26,265,972 Class I Shares were outstanding. Under the rules of the Exchange, in the period commencing on May 27, 2002 and ending on May 26, 2003, the Corporation may acquire up to 1,313,298 Class I Shares of the Corporation, being approximately 5% of the Class I Shares outstanding as at May 13, 2002. If market conditions permit, the Corporation presently anticipates that it will acquire 787,979 Class I Shares, which number represents 3% of the Class I Shares outstanding as at May 13, 2002. Any shares purchased pursuant to the Notice will be cancelled. Shares will be purchased at the market price of the shares at the time of purchase and will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the Exchange. The funding for any purchase of Class I Shares pursuant to the normal course issuer bid will be financed out of working capital of the Corporation.

The Corporation purchased no Class A Shares during the 12-month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 25, 2001 and expired on May 24, 2002, and Trustees under the pension plans of affiliates of the Corporation purchased no Class I Shares during the 12-month period preceding the date hereof.

A copy of the Notice may be obtained by any shareholder without charge, by contacting the Vice President, Human Resources and Corporate Secretary of the Corporation at the head office of the Corporation.

The ATCO Group of Companies is engaged in electrical power generation, transmission and distribution; natural gas gathering, processing, transmission, storage and distribution; workforce housing; industrial noise abatement; technical services and facilities management.

For further information please contact:

J.A. Campbell
Senior Vice President, Finance and
Chief Financial Officer
ATCO Ltd.
(403) 292-7502




Corporate Office



May 2, 2002

VIA SEDAR

BC Securities Commission	Nova Scotia Securities Commission
Alberta Securities Commission	Government of Nunavut - Nunavut
Saskatchewan Securities Commission	Securities Division - Newfoundland
Manitoba Securities Commission	Registrar of Securities - Prince Edward Island
Ontario Securities Commission	Registrar of Securities - Northwest Territories
Quebec Securities Commission	Registrar of Securities -Yukon Territory
The Toronto Stock Exchange	Office of the Administrator of Securities - New Brunswick

ATCO Ltd. has received confirmation that the First Quarter Interim Report for the period ended March 31, 2002, was mailed on May 2, 2002 to all registered and non-registered shareholders of Class I Non-voting and Class II Voting shares of the Corporation, who completed and returned a supplemental mail list card in accordance with National Policy 41 requesting receipt of Interim Financial Statements.

Yours truly,

ATCO LTD.

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company

ATCO LTD. & CANADIAN UTILITIES LIMITED

1500, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7532



INTERIM REPORT

Corporate Head Office: 1500, 909 - 11th Avenue S.W., Calgary, Alberta, Canada T2R 1N6 Tel (403) 292-7500 Fax (403) 292 -7532 www.atco.com



FOR THE THREE MONTHS ENDED MARCH 31, 2002

TO THE SHARE OWNERS:

ATCO Ltd. reported earnings for the three months ended March 31, 2002 of $77.7 million ($2.61 per share), which included earnings of $34.6 million ($1.16 per share) from the sale of the Viking-Kinsella natural gas producing property. Comparative earnings for the corresponding period in 2001 were $42.3 million ($1.42 per share). Revenues in the first quarter of 2002 were $914.3 million compared to $1,493.7 million in 2001.

ATCO Ltd. reported higher first quarter earnings, in ATCO Gas due to the gain on the sale of the Viking-Kinsella property and the impact of 10.5% colder than normal temperatures, compared to 8.7% warmer than normal temperatures for 2001, and, in ATCO Structures mainly due to increased business activity. These earnings increases were partially offset by lower earnings in ATCO Power due to lower Alberta power pool prices.

Revenues were lower for the three months ended March 31, 2002 compared to 2001 primarily due to purchases of natural gas made for customers on a "no margin" basis.

Cash flow from operations was $144.6 million in the first quarter of 2002 compared to $164.9 million in 2001. A refund to ATCO Gas' customers of $20.6 million, for amounts previously recovered from customers for future abandonment costs and future income taxes related to the Viking-Kinsella property, reduced cash flow from operations in the first quarter of 2002.

INDUSTRIALS

ATCO Structures

ATCO Structures' Australian subsidiary announced a $40 million contract to design, manufacture, and install accommodation facilities for 2,500 workers at the Goro Nickel project in New Caledonia.

The Canada-Alaska division completed the manufacture of a $5.7 million drill camp for Parker Drilling/Exxon Mobil for transport to Russia and was also awarded contracts for office complexes by Imperial Oil.

ATCO Noise Management

As part of a multi year contract with Siemens Power, ATCO Noise Management supplied and delivered nine acoustical enclosures to various sites in North America and also shipped 17 acoustical enclosures to ALSTOM Power.

POWER GENERATION

ATCO Power

Engineering and permitting work progressed on the 580 megawatt (MW) combined cycle Brighton Beach Power Project near Windsor, Ontario with construction scheduled to commence in the second quarter of 2002.

Construction progressed on four major projects expected to be completed this year: the 170MW Scotford Cogeneration Project; the 170MW Muskeg River Mine Cogeneration Project; the 260MW Cory Cogeneration Project and the 32MW Oldman River Hydroelectric Project. SaskPower International acquired a 30 per cent interest in the Muskeg River Cogeneration Project.

LOGISTICS & ENERGY SERVICES

ATCO Frontec

The Government of Canada extended ATCO Frontec's two-year outsourcing contract to support Canadian peacekeeping personnel in Bosnia-Herzegovina for one more year, increasing the overall value of the contract to $122 million. The contract marked the first time the Canadian military has chosen a civilian company to provide support services in deployed operations. Support services to peacekeeping camps include: satellite and ground communications, billeting, catering, supply, transportation, utilities, facilities and grounds maintenance, vehicle maintenance, fuel handling and fire and environment protection.

Nasittuq Corporation, a joint venture corporation owned by ATCO Frontec Corp. and Pan Arctic Inuit Logistics Corporation (PAIL), announced it has been awarded a renewal contract for up to 10 years to operate and maintain Canada's North Warning System. The Government of Canada contract, effective December 1, 2001, is for an initial five-year fixed term valued at nearly $300 million. The contract also has two option periods of three and two years respectively, valued at approximately $306 million.

ATCO Pipelines

ATCO Pipelines signed a long term contract to optimize facilities at the Paddle River Gas Plant, 100 kilometres northwest of Edmonton, which will result in an incremental 36 million cubic feet per day of natural gas flowing from ATCO Pipelines' system to Alliance Pipeline.

Construction began on a 9.1 kilometre 24-inch pipeline to extend the Southeast Edmonton pipeline in order to better serve markets in the area.

UTILITIES

ATCO Gas

ATCO Gas distributed the customers' share of the proceeds from the sale of the Viking/Kinsella natural gas properties. The Alberta Energy and Utilities Board (AEUB) approved the method of distribution, through which customers of ATCO Gas North received a lump sum payment based on their annual consumption.

In mid March, the AEUB directed ATCO Gas to adopt a new methodology to implement a monthly gas rate. Customers will now pay a rate that varies month by month, reflecting current market conditions.

ATCO Electric

In January, ATCO Electric began construction on the 58 kilometre Dover-Muskeg River transmission line linking new oilsands development in the Fort McMurray area to the provincial grid.

ATCO Utility Services won a competitive bid from the Transmission Administrator to build the new $90 million, 400 kilometre Dover-Deerland transmission line between Fort McMurray and Fort Saskatchewan.

TECHNOLOGIES

ATCO I-Tek

ATCO I-Tek and ATCO Singlepoint were restructured to focus on three key areas of business: Technologies, Applications and Business Solutions to support clients in the deregulating energy industry in Alberta.

N.C. Southern
Co-Chairman & Chief Executive Officer

R.D. Southern
Co-Chairman & Chief Executive Officer

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. for the three months ended March 31, 2002 and 2001, should be read in conjunction with the unaudited consolidated financial statements and related notes contained in this interim report and Management's Discussion and Analysis of Financial Condition and Results of Operations and the audited consolidated financial statements and related notes contained in the 2001 annual report. This discussion and analysis of financial condition and results of operations may contain forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries ("ATCO"). The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 41.3% of the Class A non-voting shares and 69.8% of the Class B common shares, for an aggregate ownership of 51.9%, and ATCO Structures Inc. ("ASI"), ATCO Noise Management Ltd. ("ANM") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published an interim report containing its Management's Discussion and Analysis of Financial Condition and Results of Operations. A copy may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

ATCO's financial statements are consolidated from five principal Business Groups: Utilities, Power Generation, Logistics and Energy Services, Industrials, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 4 to the unaudited consolidated financial statements contained in this interim report). Transactions between Business Groups are eliminated in all reporting of ATCO's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Revenues, earnings attributable to Class I Non-Voting shares ("Class I shares") and Class II Voting shares ("Class II shares"), and earnings and diluted earnings per Class I and Class II share were as follows:

	For the Three Months Ended March 31	
	2002	2001
	(millions of Canadian dollars except per share data) (unaudited)	
Revenues	**914.3**	1,493.7
Earnings attributable to Class I and Class II shares (1) (2)	**77.7**	42.3
Earnings per Class I and Class II share (1) (2)	**2.61**	1.42
Diluted earnings per Class I and Class II share (1) (2)	**2.57**	1.40

Notes:
(1) There were no discontinued operations or extraordinary items during these periods.
(2) Due to the seasonal nature of ATCO's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

Earnings attributable to Class I and Class II shares for the three months ended March 31, 2002, were $77.7 million, compared to $42.3 million for the corresponding period in 2001. This increase was primarily due to the sale of the Viking-Kinsella natural gas producing property (the "Viking property"). This sale increased earnings by $34.6 million, earnings per share by $1.16 and diluted earnings per share by $1.14.

Operating expenses (consisting of natural gas supply costs, purchased power costs, operating and maintenance expenses, selling and administrative expenses and franchise fee costs) for the three months ended March 31, 2002, were $680.9 million, compared to $1,233.9 million for the corresponding period in 2001. This decrease was largely the result of lower natural gas supply costs, reflecting substantially lower natural gas prices in 2002, and lower purchased power costs, reflecting lower prices paid for electricity purchased from the Alberta power pool.

Depreciation and depletion expenses for the three months ended March 31, 2002, were $62.8 million, compared to $68.1 million for the corresponding period in 2001. This decrease was primarily due to the sale of the Viking property.

Interest expense for the three months ended March 31, 2002, was $48.6 million, compared to $51.2 million for the corresponding period in 2001. This decrease was principally due to lower interest rates associated with debt refinanced in 2001.

Interest and other income for the three months ended March 31, 2002, was $116.3 million, compared to $11.2 million for the corresponding period in 2001. Of this increase, $108.5 million was due to the gain on the sale of the Viking property.

Income taxes for the three months ended March 31, 2002, were $84.7 million, compared to $62.8 million for the corresponding period in 2001. This increase was primarily due to income taxes of $41.8 million on the sale of the Viking property, partially offset by lower income tax rates.

Segmented revenues and earnings attributable to Class I and Class II shares were as follows:

Business Groups	For the Three Months Ended March 31			
	Revenues		Earnings	
	2002	2001	**2002**	2001
	(millions of Canadian dollars) (unaudited)			
Utilities	**586.2**	1,092.5	**56.1**	16.9
Power Generation	**149.8**	197.6	**8.6**	15.9
Logistics and Energy Services	**229.0**	319.4	**8.1**	7.5
Industrials	**55.7**	48.4	**5.2**	3.6
Other Businesses	**33.2**	32.3	**1.3**	1.0
Corporate	**2.9**	3.1	**(2.6)**	(2.3)
Intersegment	**(142.5)**	(199.6)	**1.0**	(0.3)
Total	**914.3**	1,493.7	**77.7**	42.3

Utilities

Revenues from utilities operations for the three months ended March 31, 2002, were $586.2 million, compared to $1,092.5 million for the corresponding period in 2001. This decrease was primarily the result of lower natural gas supply costs, reflecting substantially lower natural gas prices in 2002. Natural gas supply costs are recovered in customer rates. The amount of natural gas supply costs recorded as an expense is based on the forecast cost of natural gas included in customer rates. Any variances from forecast are deferred until the Alberta Energy and Utilities Board ("AEUB") approves revised rates to either refund or collect the variance. As a consequence, changes in natural gas supply costs have no effect on ATCO's earnings.

Earnings for the three months ended March 31, 2002, were $56.1 million, compared to $16.9 million for the corresponding period in 2001. Of this increase, $34.6 million was due to the sale of the Viking property by ATCO Gas. The property, which had a book value of approximately $40 million, was sold for $550 million. In accordance with a decision of the AEUB, the proceeds from the sale were shared between ATCO Gas' north division customers and ATCO. ATCO's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million. The balance of the increase in earnings from utilities operations was primarily due to the impact of colder temperatures. Temperatures (as measured in degree days) in the three months ended March 31, 2002, were 10.5% colder than normal, whereas temperatures in the three months ended March 31, 2001, were 8.7% warmer than normal.

Power Generation

Revenues from power generation operations for the three months ended March 31, 2002, were $149.8 million, compared to $197.6 million for the corresponding period in 2001, and earnings for the three months ended March 31, 2002, were $8.6 million, compared to $15.9 million for the corresponding period in 2001. These decreases were primarily the result of lower prices received for electricity sold to the Alberta power pool.

Logistics and Energy Services

Revenues from logistics and energy services operations for the three months ended March 31, 2002, were $229.0 million, compared to $319.4 million for the corresponding period in 2001. This decrease was primarily due to lower prices for natural gas purchased for customers.

Earnings for the three months ended March 31, 2002, were $8.1 million, compared to $7.5 million for the corresponding period in 2001. This increase was largely due to higher volumes processed on ATCO Midstream's gas gathering system and lower operating and maintenance costs in ATCO Frontec.

Industrials

Revenues from industrials operations for the three months ended March 31, 2002, were $55.7 million, compared to $48.4 million for the corresponding period in 2001, and earnings for the three months ended March 31, 2002, were $5.2 million, compared to $3.6 million for the corresponding period in 2001. These increases were primarily due to increased business activity for ASI in Australia and Europe, partially offset by decreased activity in South America.

On April 9, 2002, ASI announced that ATCO Structures Pty Ltd, a wholly owned subsidiary of ASI, had been awarded a $40 million contract to design, manufacture and install a 2,500 person accommodation facility for the Goro Nickel mining project in New Caledonia. Manufacturing and shipping will commence immediately and installation is expected to be completed by September 2002.

Other Businesses

Earnings from other businesses for the three months ended March 31, 2002, were $1.3 million, compared to $1.0 million for the corresponding period in 2001.

Non-Controlling Interests

Interests of non-controlling share owners for the three months ended March 31, 2002, were $73.7 million, compared to $42.3 million for the corresponding period in 2001. Of this increase, $32.1 million was due to the sale of the Viking property.

REGULATORY MATTERS

The regulatory matters disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the 2001 annual report remain substantially unchanged, except for recent developments for ATCO Electric.

During 2000 and 2001, ATCO Electric, pursuant to orders issued by the AEUB, was required to purchase electricity at prices different than it was allowed to collect from its customers. For 2000, ATCO Electric did not recover its costs, while for 2001, ATCO Electric over-recovered its costs. These differences have been held in deferral accounts, which at March 31, 2002, totaled $52.3 million, with $39.3 million classified as current and $13.0 million classified as non-current. The deferrals relating to 2000 ($86.0 million) are expected to be collected over a

12-month period from June 1, 2002 to May 31, 2003 and the deferrals relating to 2001 ($33.7 million) are expected to be refunded to customers over the period June 1, 2002 to December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of ATCO's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. Utility rates designed to recover financing costs and depreciation over the useful life of the utility assets assure the availability of funds for debt interest and retirement, and preferred share dividends and redemption. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended March 31, 2002, was $144.6 million, compared to $164.9 million for the corresponding period in 2001. This decrease was primarily due to a refund to customers of amounts previously recovered from customers for future abandonment costs and future incomes taxes related to the Viking property.

Cash from investing activities for the three months ended March 31, 2002, increased by $4.0 million, compared to a decrease of $83.5 million for the corresponding period in 2001. This increase was largely due to the sale of the Viking property. Capital expenditures (before disposals) for the three months ended March 31, 2002, were $123.9 million, compared to $135.4 million for the corresponding period in 2001. This decrease was primarily due to lower investment in regulated natural gas transmission projects, partially offset by increased investment in regulated electric transmission projects.

During the three months ended March 31, 2002, ATCO issued $5.2 million of recourse long term debt, $19.7 million of non-recourse long term debt and $4.8 million of notes payable and redeemed $31.0 million of recourse long term debt and $22.2 million of non-recourse long term debt, resulting in a net reduction of $23.5 million.

During the three months ended March 31, 2002, ATCO's cash balances increased from $328.5 million to $519.5 million. Most of the increase was due to ATCO Gas' share of the proceeds from the sale of the Viking property. Also included in these cash balances are temporary timing differences relating to customer refunds of $120 million, most of which are expected to be distributed in April 2002, and approximately $40 million of income taxes on the sale of the Viking property, which will be paid in 2003.

At March 31, 2002, ATCO had credit lines totaling $1,698.6 million, of which $627.5 million was available on a long term committed basis by the lenders, $817.9 million was available on a short term committed basis and $253.2 million was available on an uncommitted basis. At March 31, 2002, $502.4 million of long term committed credit lines, $807.5 million of short term committed credit lines and $233.8 million of uncommitted credit lines were available to be drawn.

The amount and timing of future financings will depend on market conditions and the specific needs of ATCO.

Future income tax liabilities of $203.9 million, at March 31, 2002, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

In May 2001, ATCO Ltd. filed a notice of intention to make a normal course issuer bid for the purchase of up to 3% of its outstanding Class I shares during the period May 25, 2001 to May 24, 2002. To date, no shares have been purchased pursuant to this normal course issuer bid.

BUSINESS RISKS

The business risks disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the 2001 annual report remain substantially unchanged.

April 24, 2002

ATCO

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(Unaudited, Millions of Canadian Dollars except per share data)

	Note	Three months ended March 31 2002	2001
Revenues		**$914.3**	$1,493.7
Costs and expenses			
Natural gas supply		**343.8**	761.7
Purchased power		**49.9**	136.4
Operating and maintenance		**214.2**	249.7
Selling and administrative		**39.8**	32.7
Depreciation and amortization		**62.8**	68.1
Interest		**39.8**	43.8
Interest on non-recourse long term debt		**8.8**	7.4
Dividends on preferred shares		**-**	4.3
Franchise fees		**33.2**	53.4
		792.3	1,357.5
		122.0	136.2
Interest and other income	2	**116.3**	11.2
Earnings before income taxes		**238.3**	147.4
Income taxes		**84.7**	62.8
Net earnings		**153.6**	84.6
Dividends on equity preferred shares		**2.2**	-
Non-controlling interests		**73.7**	42.3
Earnings attributable to Class I and Class II shares		**77.7**	42.3
Retained earnings at beginning of period		**777.7**	689.8
		855.4	732.1
Dividends on Class I and Class II shares		**8.6**	7.7
Direct charges		**-**	0.5
Retained earnings at end of period		**$846.8**	$ 723.9
Earnings per Class I and Class II share		**$ 2.61**	$ 1.42
Diluted earnings per Class I and Class II share		**$ 2.57**	$ 1.40
Dividends paid per Class I and Class II share		**$ 0.29**	$ 0.26

ATCO

CONSOLIDATED BALANCE SHEET

(Millions of Canadian Dollars)

	Note	March 31 2002	March 31 2001	December 31 2001
ASSETS		(Unaudited)		(Audited)
Current assets				
Cash and short term investments		**$ 519.5**	$ 448.4	$ 328.5
Accounts receivable		**331.8**	524.3	485.6
Inventories		**63.5**	63.1	130.7
Future income taxes		**-**	-	1.9
Deferred natural gas costs		**16.3**	47.9	3.9
Deferred electricity costs		**39.3**	62.9	27.4
Prepaid expenses		**29.7**	26.8	23.5
		1,000.1	1,173.4	1,001.5
Property, plant and equipment		**4,602.3**	4,163.3	4,590.8
Goodwill	1	**71.2**	74.1	71.2
Security deposits for debt		**23.3**	22.4	23.6
Deferred electricity costs		**13.0**	96.8	21.6
Other assets		**129.9**	103.6	125.0
		$5,839.8	$5,633.6	$5,833.7
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 18.1**	$ 27.8	$ 46.1
Accounts payable and accrued liabilities		**489.5**	642.6	520.1
Income taxes payable		**52.2**	44.3	104.2
Future income taxes		**1.3**	18.1	-
Notes payable	1	**9.4**	126.0	4.6
Long term debt due within one year		**3.3**	3.2	3.2
Non-recourse long term debt due within one year		**33.0**	25.9	39.8
		606.8	887.9	718.0
Future income taxes		**202.6**	187.3	204.9
Deferred credits		**82.0**	52.7	65.2
Long term debt		**1,858.4**	1,893.8	1,883.0
Non-recourse long term debt		**772.1**	358.9	770.4
Preferred shares		**-**	300.0	-
Non-controlling interests		**1,186.7**	1,097.2	1,130.6
Equity preferred shares		**150.0**	-	150.0
Class I and Class II share owners' equity				
Class I and Class II shares	3	**136.7**	135.6	135.7
Retained earnings		**846.8**	723.9	777.7
Foreign currency translation adjustment		**(2.3)**	(3.7)	(1.8)
		981.2	855.8	911.6
		$5,839.8	$5,633.6	$5,833.7

ATCO

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited, Millions of Canadian Dollars)

	Note	Three months ended March 31 2002	2001
Operating activities			
Earnings attributable to Class I and Class II shares		**$ 77.7**	$ 42.3
Non-cash items included in earnings			
Depreciation and amortization		**62.8**	68.1
Future income taxes		**(2.4)**	15.1
Non-controlling interests		**41.6**	42.3
Gain on sale of natural gas producing property - net of current income taxes and non-controlling interests	2	**(34.6)**	-
Other - net		**(0.5)**	(2.9)
Cash flow from operations		**144.6**	164.9
Changes in non-cash working capital		**111.7**	266.7
		256.3	431.6
Investing activities			
Capital expenditures - net		**(117.5)**	(75.1)
Contributions by utility customers for extensions to plant		**8.8**	7.2
Sale of natural gas producing property - net of current income taxes	2	**106.9**	-
Non-current deferred electricity costs		**8.6**	(10.8)
Changes in non-cash working capital		**(2.3)**	(5.5)
Other		**(0.5)**	0.7
		4.0	(83.5)
Financing activities			
Change in notes payable		**4.8**	(71.1)
Issue of long term debt		**5.2**	4.0
Issue of non-recourse long term debt		**19.7**	-
Repayment of long term debt		**(31.0)**	(5.8)
Repayment of non-recourse long term debt		**(22.2)**	(12.1)
Issue of Class A shares by subsidiary		**1.8**	0.3
Issue of Class I shares		**0.9**	0.1
Dividends paid to Class I and Class II share owners		**(8.6)**	(7.7)
Dividends paid to non-controlling interests		**(19.3)**	(18.6)
Changes in non-cash working capital		**2.7**	(0.9)
Other		**5.9**	6.9
		(40.1)	(104.9)
Foreign currency translation		**(1.2)**	(0.7)
Cash position *			
Increase		**219.0**	242.5
Beginning of period		**282.4**	178.1
End of period		**$501.4**	$420.6

* Cash position is defined as cash and short term investments less current bank indebtedness, and includes $77.5 million (2001 - $84.2 million) which is only available for use in joint ventures.

ATCO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002

(Unaudited, Tabular Amounts in Millions of Canadian Dollars)

1. Financial Statement Presentation

These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2001, except as described below.

Effective January 1, 2002, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants' Emerging Issues Abstract on the balance sheet classification of callable debt obligations and debt obligations expected to be refinanced. Notes payable, previously classified as long term, are now classified as current liabilities. Long term debt due within one year that can be re-financed with existing long term credit facilities continues to be classified as long term.

Effective January 1, 2002, the Corporation prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation and other stock-based payments. This change in accounting had no effect on earnings for the three months ended March 31, 2002. As permitted by the recommendations the Corporation has chosen not to adopt the fair value based method of accounting for stock options. Had the method been adopted there would have been no effect on reported earnings or earnings per share.

Effective January 1, 2002, the Corporation prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for goodwill and other intangible assets. Goodwill and intangible assets with an indefinite life are no longer amortized; intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives. The carrying value of these assets is subject to an impairment test on an annual basis, or more frequently if events or circumstances indicate impairment. This accounting change had the effect of increasing earnings for the three months ended March 31, 2002 by $1.0 million, earnings per share by $0.03 and diluted earnings per share by $0.03 compared to the three months ended March 31, 2001.

Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three months ended March 31, 2002 and March 31, 2001 are not necessarily indicative of operations on an annual basis.

Certain 2001 figures have been reclassified to conform to the current presentation.

2. Interest and other income

On January 3, 2002, the Corporation sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40 million, for $550 million. In accordance with an Alberta Energy and Utilities Board decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, is to be distributed to customers of record as of March 2, 2002 by way of lump sum payments. As at March 31, 2002, approximately $315 million of these proceeds had been distributed to customers and the balance will be distributed in April 2002.

The Corporation's share of the net proceeds was $148.7 million, after adjustments, resulting in a gain of $108.5 million. This sale increased earnings by $34.6 million, earnings per share by $1.16 and diluted earnings per share by $1.14.

3. Class I and Class II shares

There are 26,244,272 (2001 – 26,061,910) Class I Non-Voting shares and 3,535,560 (2001 – 3,667,472) Class II Voting shares outstanding on March 31, 2002. In addition, there are 1,241,450 options to purchase Class I Non-Voting shares outstanding at March 31, 2002 under the Corporation's stock option plan. Subsequent to March 31, 2002, 6,350 stock options were exercised; as of April 18, 2002, there were no other changes to shares outstanding or under option.

4. Segmented information

Three months ended **March 31, 2002** March 31, 2001	Utilities	Power Generation	Logistics & Energy Services	Industrials	Other Businesses	Corporate	Intersegment Eliminations	Consolidated
Revenues – external	**$ 561.2**	**$ 149.8**	**$138.5**	**$ 55.6**	**$ 9.0**	**$ 0.2**	**$ -**	**$ 914.3**
	$1,038.9	$ 197.6	$203.8	$ 48.1	$ 5.1	$ 0.2	$ -	$1,493.7
Revenues – intersegment	**25.0**	**-**	**90.5**	**0.1**	**24.2**	**2.7**	**(142.5)**	**-**
	53.6	-	115.6	0.3	27.2	2.9	(199.6)	-
Revenues	**$ 586.2**	**$ 149.8**	**$229.0**	**$ 55.7**	**$33.2**	**$ 2.9**	**$(142.5)**	**$ 914.3**
	$1,092.5	$ 197.6	$319.4	$ 48.4	$32.3	$ 3.1	$(199.6)	$1,493.7
Earnings attributable to Class I and Class II shares	**$ 56.1**	**$ 8.6**	**$ 8.1**	**$ 5.2**	**$ 1.3**	**$ (2.6)**	**$ 1.0**	**$ 77.7**
	$ 16.9	$ 15.9	$ 7.5	$ 3.6	$ 1.0	$ (2.3)	$ (0.3)	$ 42.3
Total assets	**$2,539.6**	**$2,209.8**	**$845.9**	**$141.1**	**$56.1**	**$ 71.6**	**$ (24.3)**	**$5,839.8**
	$2,611.8	$1,868.0	$786.0	$135.6	$47.2	$157.5	$ 27.5	$5,633.6
Allocation of Goodwill	**$ 35.7**	**$ 23.1**	**$ 12.4**	**$ -**	**$ -**	**$ -**	**$ -**	**$ 71.2**




03 AUG 20 AM 7:21
37

Corporate Office

April 12, 2002

VIA SEDAR

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
The Toronto Stock Exchange
Nova Scotia Securities Commission
Government of Nunavut - Nunavut
Securities Division - Newfoundland
Registrar of Securities - Prince Edward Island
Registrar of Securities - Northwest Territories
Registrar of Securities -Yukon Territory
Office of the Administrator of Securities - New Brunswick

ATCO Ltd. has received confirmation from Globel Direct Marketing Services, on behalf of our Transfer Agent, CIBC Mellon Trust Company, that the following material was mailed on April 12, 2002:

To all registered shareholders of Class II Voting Shares:

- 2001 Annual Report

To all registered shareholders of Class I Non-Voting Shares:

- 2001 Annual Report

Yours truly,

ATCO LTD.

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company




03 AUG 20 AM 7:21
38

Corporate Office

April 12, 2002

VIA SEDAR

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
The Toronto Stock Exchange
Nova Scotia Securities Commission
Government of Nunavut - Nunavut
Securities Division - Newfoundland
Registrar of Securities - Prince Edward Island
Registrar of Securities - Northwest Territories
Registrar of Securities -Yukon Territory
Office of the Administrator of Securities - New Brunswick

ATCO Ltd. has received confirmation from Globel Direct Marketing Services, on behalf of our Transfer Agent, CIBC Mellon Trust Company, that the following material was mailed on April 12, 2002:

To all registered shareholders of Class II Voting Shares:

- 2000 Annual Report, which includes the Annual Financial Statements.

To all registered shareholders of Class I Non-Voting Shares:

- 2000 Annual Report, which includes the Annual Financial Statements.

Yours truly,

ATCO LTD.

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company

ATCO LTD. & CANADIAN UTILITIES LIMITED

1500, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7532




03 AUG 20 AM 7:21
39

ATCO LTD.

PROXY FOR CLASS II VOTING SHARES
PROXY SOLICITED BY MANAGEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, MAY 15, 2002

The undersigned holder of Class II Voting Shares of ATCO LTD. (the "Corporation") hereby appoints R. D. Southern or, failing him, N.C. Southern or, instead of either of the foregoing, ________________________________ as proxyholder of the undersigned to attend and act on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on May 15, 2002, and at any adjournment thereof, and instructs the proxyholder

1. To vote upon the election of the proposed nominees named in the management proxy circular for the meeting as directors of the Corporation

   VOTE FOR ☐ **or** **WITHHOLD VOTE** ☐

2. To vote upon the appointment of PricewaterhouseCoopers LLP as auditor of the Corporation to hold office until the next annual meeting of shareholders

   VOTE FOR ☐ **or** **WITHHOLD VOTE** ☐

If no choice is specified, the proxyholder shall vote in favour of the matters set out above.

DATED this ________ day of ________________________, 2002.

____
(Shareholder's Signature)

NOTES:

1. This form of proxy is for the use of holders of Class II Voting Shares of the Corporation.
2. **A SHAREHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN ANY PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING.** This right may be exercised either by striking out the names of the persons designated in this form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy.
3. This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by management of the Corporation.
4. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of the meeting and any other matters that may properly come before the meeting.


03 AUG 20 AM 7:21
40

ATCO

Dear Share Owner:

We are pleased to invite you to attend the Annual Meeting of Shareholders of ATCO Ltd. to be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Wednesday, May 15, 2002.

The notice of the meeting, the management proxy circular for the meeting and the Corporation's 2001 annual report are enclosed for your information. For owners of Class II Voting Shares, a form of proxy is also enclosed.

If you are an owner of Class II Voting Shares and are unable to attend the meeting, please complete and sign the proxy and return it in the envelope provided for that purpose. We would also encourage all owners of Class I Non-Voting Shares to attend the meeting.

We hope you will join us after the meeting for some light refreshments.

Sincerely,

R.D. Southern Co-Chairman of the Board and Chief Executive Officer	N.C. Southern Co-Chairman of the Board and Chief Executive Officer

March 13, 2002
Calgary, Alberta

ATCO LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of ATCO Ltd. will be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Wednesday, May 15, 2002, for the following purposes:

(a) to receive the annual report containing the consolidated financial statements for the year ended December 31, 2001, accompanied by the report of the auditor;

(b) to elect directors;

(c) to appoint the auditor; and

(d) to transact such other business as may properly come before the meeting or any adjournment thereof.

All shareholders are entitled to attend the meeting, but only the holders of Class II Voting Shares are entitled to vote at the meeting.

Shareholders may attend the meeting in person or may be represented by proxy. Holders of Class II Voting Shares who are unable to attend the meeting in person are requested to complete and sign the accompanying form of proxy and return it in the envelope provided to reach ATCO Ltd., c/o CIBC Mellon Trust Company, Corporate Trust, P.O. Box 2517, Calgary, Alberta T2P 4P4, not later than 5:00 p.m. on Monday, May 13, 2002.

By order of the Board of Directors.

[signed]
D. R. Cawsey
Vice President, Human Resources and Corporate Secretary

March 13, 2002
Calgary, Alberta

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This management proxy circular is furnished in connection with the solicitation by the management of ATCO LTD. (the "Corporation") of proxies to be used at the annual meeting of shareholders of the Corporation to be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Wednesday, May 15, 2002, and at any adjournment thereof, for the purposes set forth in the accompanying notice. The cost of solicitation by management will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Corporation. A shareholder entitled to vote at the meeting may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, other than the persons designated in the accompanying form of proxy, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. This right may be exercised either by striking out the names of the persons designated in the accompanying form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy. A shareholder desiring to be represented at the meeting by a proxyholder must deposit a proxy with the Corporation at the address set forth in the accompanying notice not later than 5:00 p.m. on Monday, May 13, 2002.

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing with the Corporation, c/o CIBC Mellon Trust Company, Corporate Trust, P.O. Box 2517, Calgary, Alberta T2P 4P4, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the meeting on the day of the meeting or any adjournment thereof.

Exercise of Discretion by Proxyholders

The persons named in the accompanying form of proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholders appointing them on any ballot that may be called for. **In the absence of such instructions, all of such shares will be voted in favour of the election of the directors and the appointment of the auditor as described in this circular.** The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to any amendments to matters identified in the notice of the meeting and other matters which may properly come before the meeting. The management of the Corporation is not aware of any such amendments or other matters. If any such amendments or matters should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

Class II Voting Shares and Principal Holders

The Class II Voting Shares of the Corporation are the only shares entitled to be voted at the meeting. As at March 13, 2002, there were 3,535,560 Class II Voting Shares outstanding. Each Class II Voting Share entitles the holder thereof to one vote at the meeting.

The record date for the meeting is April 5, 2002. Holders of Class II Voting Shares whose names are entered in the applicable register at the close of business on that date will be entitled to receive notice of and to attend and vote at the meeting, provided that if a shareholder transfers the ownership of any shares after such date and the transferee of those shares establishes ownership of the shares and demands, not later than 10 days before the meeting, to be included in the list of shareholders eligible to vote at the meeting, then such transferee will be entitled to vote those shares at the meeting.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns or exercises control or direction over shares of the Corporation carrying more than 10% of the votes attached to the shares of the Corporation is R.D. Southern. R.D. Southern beneficially owns 1,000 Class II Voting Shares of the Corporation and is the controlling shareholder of Sentgraf Enterprises Ltd., which owns 2,861,880 Class II Voting Shares. These combined shareholdings represent 81% of the outstanding Class II Voting Shares.

Class I Non-Voting Shares

The holders of the Class I Non-Voting Shares of the Corporation are entitled to receive notice of the meeting and to attend and participate in discussions at the meeting, but are not entitled to vote at the meeting.

Each Class II Voting Share may be converted into one Class I Non-Voting Share at any time at the shareholder's option. In the event an offer to purchase Class II Voting Shares is made to all holders of Class II Voting Shares and is accepted and taken up by the holders of a majority of such shares pursuant to such offer, and provided an offer is not made to the holders of Class I Non-Voting Shares on the same terms and conditions, the Class I Non-Voting Shares shall be entitled to the same voting rights as the Class II Voting Shares. The two classes of shares rank equally in all other respects.

ELECTION OF DIRECTORS

The management of the Corporation, on behalf of the Corporate Governance - Nomination, Succession and Compensation Committee, proposes to nominate, and the persons named in the accompanying form of proxy intend to vote for the election as directors of the Corporation, the persons whose names are set forth below. The management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director. Each director elected will hold office until the close of the next annual meeting of shareholders of the Corporation.

All of the nominees, with the exception of Mr. C.W. Wilson, are now directors and have been for the periods indicated. Prior to June 1999, Mr. Wilson was President of Shell Investments Limited and President and Chief Executive Officer of Shell Canada Limited.

Name and principal occupation	Period served as a director	Shares of the Corporation and its subsidiaries beneficially owned or controlled [1]
W.L. Britton, Q.C. [2][5] Partner, Bennett Jones LLP (barristers and solicitors)	1975 to date	5,014 Class I Non-Voting and 3,935 Class II Voting Shares of the Corporation; 1,000 Class A non-voting shares of Canadian Utilities Limited
B.P. Collomb Chairman and Chief Executive Officer, Lafarge S.A. (building materials company)	1999 to date	200 Class II Voting Shares of the Corporation
B.P. Drummond [2][3][4] Corporate Director	1968 to date	4,000 Class I Non-Voting and 5,000 Class II Voting Shares of the Corporation
B.K. French [2][3][4][5] President, Karusel Management Ltd. (property management and management consultants)	1982 to date	8,400 Class I Non-Voting and 2,900 Class II Voting Shares of the Corporation; 5,200 Class A non-voting and 350 Class B common shares of Canadian Utilities Limited
H.E. Joudrie Corporate Director	1999 to date	2,000 Class A non-voting shares of Canadian Utilities Limited
Rt. Hon. D.F. Mazankowski, P.C., O.C., D.Eng., LL.D. Business Consultant and Corporate Director	1999 to date	500 Class I Non-Voting and 500 Class II Voting Shares of the Corporation; 650 Class B common shares of Canadian Utilities Limited
H.M. Neldner [3][4] Corporate Director	1997 to date	8,000 Class I Non-Voting Shares and 2,000 Series 3 Preferred Shares of the Corporation; 1,500 Class A non-voting shares of Canadian Utilities Limited
N.C. Southern Co-Chairman of the Board and Chief Executive Officer of the Corporation and Canadian Utilities Limited	1989 to date	1,400 Class I Non-Voting and 10,650 Class II Voting Shares of the Corporation; 925 Class A non-voting and 1,070 Class B common shares of Canadian Utilities Limited
R.D. Southern, C.B.E., C.M., LL.D. [6] Co-Chairman of the Board and Chief Executive Officer of the Corporation and Canadian Utilities Limited	1965 to date	5,356,013 Class I Non-Voting and 2,862,880 Class II Voting Shares of the Corporation; 15,702 Class A non-voting and 72,402 Class B common shares and 20,000 Series Q Second Preferred Shares of Canadian Utilities Limited
C.O. Twa [4][5] President and Chief Operating Officer of the Corporation and Canadian Utilities Limited	1996 to date	35,000 Class I Non-Voting and 100 Class II Voting Shares of the Corporation; 10,500 Class A non-voting and 100 Class B common shares of Canadian Utilities Limited
L.C. van Wachem, K.B.E. Chairman of the Supervisory Board, Royal Dutch Petroleum Company (petroleum company)	1993 to date	
C.W. Wilson Corporate Director	Nominee	1,000 Class A non-voting shares of Canadian Utilities Limited

Notes:

(1) The information as to shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the nominees.

(2) Member of the Corporate Governance – Nomination, Succession and Compensation Committee.

(3) Member of the Audit Committee.

(4) Member of the Risk Review Committee.

(5) Member of the Crisis Management Committee.

(6) An associate of R.D. Southern, other than Sentgraf Enterprises Ltd., owns 1,648 Class I Non-Voting and 824 Class II Voting Shares of the Corporation. Shares held by this associate are not included in the shareholdings of R.D. Southern.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets out information concerning the compensation during the last three fiscal years of the Chief Executive Officers of the Corporation and the four other executive

officers of the Corporation and its subsidiaries employed at December 31, 2001, who had the highest individual aggregate salary and bonuses during 2001 (the "Named Executive Officers"). This information reflects all compensation received by the Named Executive Officers from the Corporation and its subsidiaries, including without limitation Canadian Utilities Limited and all of its subsidiaries, for their services as executive officers in all capacities.

		Annual Compensation			Long Term Compensation Awards	
Name and Principal Occupation	**Year Ended Dec. 31**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation[1] ($)**	**Securities Under Options/SARs Granted (#)**	**All Other Compensation Excepting Options/SARs[2] ($)**
R.D. Southern[3]	2001	964,404	867,964	Nil	Nil/Nil	Nil
Co-Chairman of the	2000	964,404	655,795	Nil	40,000/Nil	Nil
Board and Chief	1999	964,404	964,404	Nil	101,000/Nil	Nil
Executive Officer						
N.C. Southern[3]	2001	700,000	420,000	Nil	Nil/Nil	Nil
Co-Chairman of the	2000	600,000	408,000	Nil	40,000/Nil	Nil
Board and Chief	1999	400,000	400,000	Nil	101,000/Nil	Nil
Executive Officer						
C.O. Twa[4]	2001	600,000	432,000	Nil	Nil/Nil	Nil
President and Chief	2000	580,000	394,400	Nil	Nil/Nil	Nil
Operating Officer	1999	510,000	510,000	813	17,000/Nil	Nil
J.A. Campbell[5]	2001	475,000	285,000	Nil	Nil/Nil	Nil
Senior Vice President,	2000	435,000	295,800	Nil	10,000/Nil	Nil
Finance and Chief	1999	370,000	370,000	Nil	11,000/Nil	Nil
Financial Officer						
W.A. Kmet	2001	300,000	360,000	Nil	Nil/Nil	Nil
Managing Director,	2000	300,000	Nil	Nil	10,000/Nil	Nil
Industrials Business	1999	225,000	225,000	Nil	16,000/10,000	Nil
Group						
M.M. Shaw	2001	300,000	300,000	Nil	Nil/Nil	13,500[6]
Managing Director,	2000	260,000	260,000	Nil	10,000/Nil	13,500[6]
Logistics and Energy	1999	200,000	200,000	Nil	5,500/Nil	13,500[6]
Services Business						
Group						

Notes:

(1) The value of perquisites and other personal benefits received by each Named Executive Officer was less than the lesser of $50,000 and 10% of the total of his or her annual salary and bonus.

(2) Amounts realized in respect of options and share appreciation rights exercised in 2001 are disclosed under "Aggregated Option/SAR Exercises During 2001 and Year-End Option/SAR Values".

(3) Each of R.D. Southern and N.C. Southern also serves as Co-Chairman of the Board and Chief Executive Officer of Canadian Utilities Limited.

(4) C.O. Twa also serves as President and Chief Operating Officer of Canadian Utilities Limited.

(5) J.A. Campbell also serves as Senior Vice President, Finance and Chief Financial Officer of Canadian Utilities Limited.

(6) Represents the amount contributed by Canadian Utilities Limited to M.M. Shaw's Defined Contribution Pension.

Option/SAR Grants During 2001

There were no grants of options to purchase or acquire securities of the Corporation or any of its subsidiaries or grants of share appreciation rights ("SARS") to any of the Named Executive Officers in 2001.

Aggregated Option/SAR Exercises During 2001 and Year-End Option/SAR Values

The following table sets out information regarding the exercise of options and SARs during 2001 by each of the Named Executive Officers and the financial year-end value of unexercised options and SARs on an aggregate basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2001 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at December 31, 2001 ($) Exercisable/Unexercisable
R.D. Southern	77,750 (5)	2,358,755	274,750/29,000 (1)	6,131,380/412,050 (1)
	87,500 (6)	2,312,700	71,250/29,000 (2)	1,359,110/412,050 (2)
			241,850/29,000 (3)	4,361,762/237,888 (3)
			55,200/28,400 (4)	601,884/236,028 (4)
N.C. Southern	55,000 (7)	1,613,700	123,000/62,000 (1)	2,828,190/627,460 (1)
			62,000/16,000 (2)	1,422,810/240,600 (2)
			73,400/62,600 (3)	1,089,040/660,660 (3)
			39,000/16,000 (4)	525,180/153,420 (4)
C.O. Twa	71,400 (8)	2,268,198	1,400/9,200 (1)	11,998/151,244 (1)
	72,600 (9)	1,825,424	Nil/5,000 (2)	Nil/115,250 (2)
			1,400/11,000 (3)	19,754/163,192 (3)
			Nil/5,000 (4)	Nil/98,350 (4)
J.A. Campbell	Nil	Nil	42,200/20,300 (1)	810,979/232,171 (1)
			39,000/13,000 (2)	784,015/171,450 (2)
			42,200/20,300 (3)	617,132/161,493 (3)
			39,000/13,000 (4)	580,960/94,410 (4)
W.A. Kmet	5,000 (10)	164,750	44,400/11,600 (1)	1,088,348/114,772 (1)
			51,000/4,000 (2)	1,382,760/35,040 (2)
			1,000/4,000 (3)	7,690/30,760 (3)
			Nil/Nil (4)	Nil/Nil (4)
M.M. Shaw	700 (11)	22,729	9,400/7,650 (1)	242,323/98,291 (1)
	12,000 (12)	387,480	19,000/1,000 (2)	583,000/23,050 (2)
			5,100/7,650 (3)	94,201/81,402 (3)
			13,000/1,000 (4)	312,590/19,670 (4)

Notes:

(1) *Options to acquire Class I Non-Voting Shares of the Corporation.*
(2) Share appreciation rights based on Class I Non-Voting Shares of the Corporation.
(3) Options to acquire Class A non-voting shares of Canadian Utilities Limited.
(4) Share appreciation rights based on Class A non-voting shares of Canadian Utilities Limited.
(5) Represents the exercise of 77,750 share appreciation rights of the Corporation.
(6) Represents the settlement of options to acquire 12,500 Class A non-voting shares of Canadian Utilities Limited and the exercise of 75,000 share appreciation rights of Canadian Utilities Limited.
(7) Represents the settlement of options to acquire 40,000 Class A non-voting shares of Canadian Utilities Limited and the exercise of 15,000 share appreciation rights of Canadian Utilities Limited.
(8) Represents the settlement of options to acquire 41,400 Class I Non-Voting Shares of the Corporation and the exercise of 30,000 share appreciation rights of the Corporation.
(9) Represents the settlement of options to acquire 42,600 Class A non-voting shares of Canadian Utilities Limited and the exercise of 30,000 share appreciation rights of Canadian Utilities Limited.
(10) Represents the settlement of options to acquire 5,000 Class I Non-Voting Shares of the Corporation.
(11) Represents the exercise of 700 options to acquire Class I Non-Voting Shares of the Corporation.
(12) Represents the settlement of options to acquire 6,000 Class A non-voting shares of Canadian Utilities Limited and the exercise of 6,000 share appreciation rights of Canadian Utilities Limited.

Retirement Arrangements

Canadian Utilities Limited Pension Plan

The Named Executive Officers other than W.A. Kmet participate in The Retirement Plan for Employees of Canadian Utilities Limited and Participating Companies (the "Plan"). As at December 31, 2001, the years of credited service under the Plan for the Named Executive Officers were as follows: N.C. Southern - 6.0, C.O. Twa - 42.67, J.A. Campbell - 12.17, M.M. Shaw - 15.0. R.D. Southern is receiving a pension from the Plan.

Canadian Utilities Limited has also undertaken to provide C.O. Twa, J.A. Campbell, and M.M. Shaw pensions under a supplemental arrangement to compensate for limitations on defined benefit pension benefits or on defined contribution pension contributions imposed by the Income Tax Act. The supplemental arrangement, when included with the pension payable under the Plan, the estimated Canada Pension Plan ("CPP") integration amount, and any amounts payable under pension plans or supplemental arrangements of the affiliates of Canadian Utilities Limited, provides a pension based on 2% of the average salary, excluding bonuses, during the last five years of employment multiplied by the number of years of credited service up to a maximum of 35 years.

ATCO Structures Inc. Pension Plan

W.A. Kmet participates in the ATCO Structures Inc. registered pension plan and has 39.58 years of credited service. J.A. Campbell and M.M. Shaw are inactive participants in the ATCO Structures Inc. registered pension plan, with accrued years of credited service of 24.58 and 7 years, respectively, and are entitled to estimated annual pension benefits of $42,332 and $12,056, respectively. J.A. Campbell ceased accruing further credited service under this plan on October 1, 1993 and M.M. Shaw ceased accruing further credited service under this plan on April 1, 1991.

ATCO Structures Inc. has undertaken to provide W.A. Kmet, J.A. Campbell and M.M. Shaw a pension under a supplemental arrangement which, when included with the pension payable under the registered plan, the estimated CPP integration amount, and the Plan, provides a pension based on 2% of the average salary, excluding bonuses, during the last five years of employment multiplied by the number of years of credited service up to a maximum of 35 years.

Pension Plan Table

The following table sets forth the annual pension payable to C.O. Twa, J.A. Campbell, W.A. Kmet and M.M. Shaw at normal retirement age 65, inclusive of all registered pension plans, the supplemental arrangements, and the estimated CPP integration amount.[1]

Remuneration	Years of Service				
$	15	20	25	30	35
200,000	60,000	80,000	100,000	120,000	140,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000

(1) For purposes of the supplemental arrangement, the calculation of annual pension payable assumes that the amount payable under the registered pension plan is the same regardless of whether a participant elects the defined benefit or defined contribution provisions of the pension plan. For participants of the defined contribution provisions, the actual pension payable at retirement will vary depending on the value of their investment account at retirement.

Employment Agreements

The Corporation has employment agreements with R.D. Southern and N.C. Southern extending to February 1, 2003, and continuing from year to year thereafter. The amount of salary and the value of benefits paid under these agreements have been included in the Summary Compensation Table above. Employment of the executive officer may be terminated by the Corporation on notice equal to the greater of two years and the remaining term of the agreement or payment in lieu of notice, and may be terminated by the executive officer on 90 days notice.

Pursuant to his employment agreement with the Corporation, R.D. Southern is eligible upon retirement to receive a pension of 90% of the average of the highest 5 years of income, including salary and bonuses, during the last 10 years of employment prior to retirement.

Pursuant to her employment agreement with the Corporation, N.C. Southern is eligible upon retirement to receive a pension of 70% of the average of the highest 5 years of income, including salary and bonuses, during the last 10 years of employment prior to retirement.

The pensions payable to R.D. Southern and N.C. Southern under their employment agreements are inclusive of the pensions payable under the Plan.

These employment agreements provide for the payment of certain benefits upon the death or total disability of the executive officer prior to retirement or termination. The amount of such benefits is based on the executive officer's salary and is determined in accordance with formulas which take into account amounts payable to the executive officer under the group life insurance policies and disability income programs of the Corporation.

Composition of the Corporate Governance - Nomination, Succession and Compensation Committee

The Corporate Governance - Nomination, Succession and Compensation Committee of the Board of Directors (the "Committee") is responsible for determining the compensation of executive officers. The members of the Committee are W.L. Britton, B.P. Drummond and B.K. French.

Report on Executive Compensation

The compensation programs of the Corporation and its subsidiaries are designed to reward performance and to be competitive with the compensation arrangements of other North American companies of similar size and scope of operations. These compensation programs emphasize incentive-based compensation and are an ongoing attempt to closely align the interests of officers and shareholders. A significant portion of overall compensation is tied to corporate performance and is paid only in the event that net earnings, after tax and payment of any bonuses, exceed prescribed targets. Each executive officer position is evaluated to establish skill requirements and level of responsibility. This evaluation provides a basis for internal and external comparisons of positions. The Committee reviews information from other corporations and published data and from time to time retains independent compensation consultants to undertake market comparisons and provide advice on developing appropriate compensation programs.

Components of Compensation

Executive officer compensation is comprised of (i) salary, having regard to market comparison, (ii) bonus and (iii) stock options and/or share appreciation rights and other incentives.

Salary

Base salary ranges are generally determined following a review of market data for similar positions in corporations of comparable size and scope of operations. The salary for each executive officer position is then determined having regard to the incumbent's responsibilities, individual performance factors, overall corporate performance, years of service, potential for advancement, performance reviews by immediate superiors, and the assessment of the Committee of such matters as presented by management.

Bonus Plans

Each of the Named Executive Officers participates in one of two executive bonus plans. R.D. Southern, N.C. Southern, C.O. Twa and J.A. Campbell participate in a plan in which the amount of bonus earned for a financial year is based on a percentage of the officer's salary and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of the Corporation achieved in such year. No bonus is payable if earnings are not increased over the previous year. The bonus is payable only if net earnings, after tax and the payment of bonuses, meet or exceed prescribed earnings targets set at the beginning of each financial year.

W.A. Kmet and M.M. Shaw participate in a bonus plan which provides for the payment of annual bonuses which are dependent upon the achievement of prescribed earnings targets set at the beginning of each financial year. The amount of bonus earned for a financial year is based on a percentage of the officer's salary and on the earnings attributable to the officer's business group and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of the Corporation, each of which must meet or exceed the prescribed targets. No bonus is payable if consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of the Corporation are not increased over the previous year.

Stock Option and Share Appreciation Rights Plans

The Corporation has a stock option plan under which 2,550,000 Class I Non-Voting Shares are reserved for issuance in respect of options. The Committee, together with a Co-Chairman of the Board, may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted options to purchase Class I Non-Voting Shares at an exercise price equal to the weighted average of the trading price of the shares on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of grant.

In addition to the stock option plan, the Corporation has a share appreciation rights plan. The Committee, together with a Co-Chairman of the Board, may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted share appreciation rights based on the Class I Non-Voting Shares. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of grant. The holder is entitled on exercise to receive a cash payment from the Corporation equal to any increase in the market price of the Class I Non-Voting Shares over the base value of the share appreciation rights exercised. The base value is equal to the weighted average of the trading price of the Class I Non-Voting Shares on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant.

Canadian Utilities Limited has a stock option plan under which 3,200,000 Class A non-voting shares are reserved for issuance in respect of options. The Corporate Governance - Nomination, Succession and Compensation Committee of Canadian Utilities Limited, together with a Co-Chairman of the Board, may designate directors, officers and key employees of Canadian Utilities Limited and its subsidiaries to be granted options to purchase Class A non-voting shares of Canadian Utilities Limited at an exercise price equal to the weighted average of the trading price of the shares on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period, which cannot exceed 10 years, are determined at the time of the grant. Canadian Utilities Limited also has a share appreciation rights plan similar to the Corporation's plan.

Compensation of Chief Executive Officers

The compensation of the Chief Executive Officers is determined by the same procedures used to develop compensation arrangements for other executive officers. The Committee annually reviews the performance of the Chief Executive Officers with respect to the leadership of the Corporation based on a number of qualitative and quantitative factors including planning, setting strategic direction and achieving objectives and financial goals for the ATCO Group.

Submitted by the Corporate Governance - Nomination, Succession and Compensation Committee:

W.L. Britton, Chairman
B.P. Drummond
B.K. French

Performance Graph

The graph below compares the five-year cumulative shareholder return on the Class I Non-Voting Shares and Class II Voting Shares of the Corporation (assuming a $100 investment was made on December 31, 1996) with the cumulative total return of the TSE 300 Composite Index, assuming reinvestment of dividends.


Five Year Total Return on $100 Investment
$250
$200
$150
$100

	1996	1997	1998	1999	2000	2001
—□— Class I Non-Voting	100	146	171	178	214	219
· · ◆ · · Class II Voting	100	150	175	188	226	232
—△— TSE 300	100	115	113	149	160	140

Compensation of Directors

In 2001, non-employee directors of the Corporation were paid an annual retainer of $70,000 for acting as directors and $2,000 for attending each meeting of the Board or $800 for attending a meeting of the Board the purpose of which was to approve routine administrative or perfunctory matters where the nature of the discussion would be brief. The Corporation has two lead directors, W.L. Britton and B.K. French, who received an additional amount of $175,000 and $100,000, respectively.

The two lead directors participate in a bonus plan which provides for the payment of an annual bonus which is dependent upon the achievement of prescribed earnings targets set at the beginning of each financial year. The bonus payable to the lead directors for a financial year is based on a percentage of their annual lead directors' retainer and the consolidated earnings attributable to the Class I Non-Voting Shares and Class II Voting Shares of the Corporation which must meet or exceed the prescribed targets. No bonus is payable if earnings are not increased over the previous year. In 2001, W.L. Britton received $119,000 and B.K. French received $68,000.

The Chairman and members of the Audit Committee received annual retainers of $10,000 and $5,000, respectively. A meeting fee of $800 is payable only for attendance at more than five Audit Committee meetings annually.

The Chairmen of the Corporate Governance - Nomination, Succession and Compensation Committee and the Risk Review Committee were paid annual retainers of $5,000 and the members of these committees (including the chairmen) were paid a meeting fee of $800. Directors who are executive officers of the Corporation receive neither retainers nor meeting fees.

From time to time, the Board forms ad hoc committees to undertake special initiatives. The Chairman and members of any such ad hoc committees receive such fees as may be determined when any such ad hoc committees are appointed. Ad hoc committees did not meet in 2001.

The Rt. Hon. D.F. Mazankowski, a director of the Corporation, has a consulting arrangement with Canadian Utilities Limited, a subsidiary of the Corporation. Mr. Mazankowski received $50,000 in 2001 pursuant to this arrangement.

The Corporation has undertaken to provide certain non-employee directors with a retiring allowance calculated in accordance with the following table.

Years of Service	Multiple of Annual Retainer
0 to 5	1
6 to 10	2
11 to 15	3
16 to 20	4
21 to 26	5
26 to 30	6
31 to 36	7

During 2001 there were no retiring allowances paid to non-employee directors.

In 2001, no non-employee directors of the Corporation received options pursuant to the Corporation's stock option plan. During 2001, the aggregate value realized by one non-employee director on the surrender of stock options granted in 1995 and the exercise of share appreciation rights granted in 1995 was $502,180.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Corporation views effective corporate governance as an essential element for the ongoing well-being of the Corporation and its shareholders. The Corporation strives to ensure that its corporate governance practices provide for effective stewardship of the Corporation and evaluates its practices on an ongoing basis.

The following is a description of the Corporation's system of corporate governance as required by The Toronto Stock Exchange, with specific reference to each of the guidelines of The Toronto Stock Exchange (the "Guidelines"). Except as otherwise indicated below, the Corporation's system of corporate governance conforms with the Guidelines.

Mandate of the Board

The mandate of the Board of Directors of the Corporation is to supervise the management of the business and affairs of the Corporation. The Board of Directors is responsible for the stewardship of the Corporation and generally directs the business and affairs of the Corporation

through consultation with management and the delegation of responsibilities to management and committees of the Board. The responsibility of the Board of Directors includes, among other matters, adoption of a strategic planning process, identification of the principal business risks and implementation of appropriate systems to manage these risks, succession planning, including appointing, training and monitoring senior management, the Corporation's communications policy, and the integrity of the Corporation's internal control and management information systems. The Board delegates responsibility for certain matters to committees of the Board and senior management, both of which report to the Board which retains ultimate responsibility for the business and affairs of the Corporation.

The Board of Directors generally meets five times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere which encourages participation and independence. In addition, the Board conducts an annual three to four day comprehensive strategy session with senior management of the Corporation and its subsidiaries at which the Board reviews and assesses the performance of the Corporation and its subsidiaries, reviews business plans, sets short-term and long-term objectives for the Corporation and discusses and implements strategies to meet these objectives.

Composition of the Board

The Corporation is proposing twelve directors for election by shareholders at the meeting, eleven of whom are incumbents. Eight of the directors proposed for election to the Board of Directors are unrelated. An unrelated director is defined by the Guidelines as a director who is independent of management and is free from any interests or any business or other relationships which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. A related director is one who is not an unrelated director.

The four remaining directors are related within the meaning of the Guidelines. Three of the directors are related because they are executive officers of the Corporation, and one of the directors may be considered to be related because he is a partner of a firm which is compensated for legal services provided to the Corporation. Although these directors may be considered to be related directors by the definition contained in the Guidelines, these directors, like all directors, are required by law at all times to act in good faith with a view to the best interests of the Corporation and its shareholders. As is the case with unrelated directors, these directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in the appropriate circumstances. Their extensive knowledge of the Corporation's business is extremely beneficial to the other directors and the Corporation and their participation as directors is an important element in the overall effectiveness of the Board.

The Corporation is controlled by R.D. Southern, who is therefore a significant shareholder within the meaning of the Guidelines. The directors believe that all of the unrelated directors are free from any interests in or relationships with the Corporation and the significant shareholder, as contemplated by the Guidelines, and that, as a result, the investment in the Corporation by shareholders other than the significant shareholder is fairly reflected.

Although the Board considers independence from the significant shareholder as a factor in assessing the qualifications of potential candidates, the Board's primary objective is to ensure that directors are the most qualified candidates available and are selected on the basis of their

overall qualifications and ability to contribute to the effective governance of the Corporation. All of the directors of the Corporation make a valuable contribution to the Board, the Corporation and its shareholders, including the minority shareholders, and the directors are at all times mindful of the interests of the minority shareholders.

Newly elected non-incumbent directors participate in an orientation and education program during which they are briefed about all aspects of the Corporation's operation by senior management of the Corporation and its subsidiaries.

Board Independence

R.D. Southern is a Co-Chairman of the Board and Chief Executive Officer of the Corporation. The Corporation is the successor to a corporation which commenced business in 1947 and was founded by R.D. Southern and his father, Mr. S.D. Southern. As a founder of the Corporation and a significant shareholder, R.D. Southern is closely identified with the Corporation by industry participants, the investment community and the Corporation's shareholders generally. The Corporation's business approach, strategies, practices and culture have developed and evolved under Mr. Southern's leadership. N.C. Southern, the daughter of R.D. Southern, is a Co-Chairman of the Board and Chief Executive Officer of the Corporation and jointly assumes responsibility for the activities of the Corporation.

The Board of Directors has appointed two lead directors who are responsible, among other things, for ensuring that the Board can function independently of management. As deemed necessary, the Board of Directors and committees of the Board conduct meetings or portions of meetings without the presence of management. Individual directors, committees and the full Board are entitled to, and in fact do, engage outside advisors from time to time as they deem necessary, at the expense of the Corporation, subject to the approval of the Corporate Governance - Nomination, Succession and Compensation Committee.

Board Approvals

The Board, in conjunction with management, develops the overall strategy and long-term objectives of the Corporation. The Board also considers and, if appropriate, approves, with such revisions as it may require, business plans, budgets, corporate objectives and recommended courses of action which have been presented by management. Significant business activities, actions and communications proposed to be taken or submitted by the Corporation are subject to Board approval.

Board Committees

The Board of Directors of the Corporation has four committees: the Audit Committee, Corporate Governance - Nomination, Succession and Compensation Committee, Risk Review Committee, and Crisis Management Committee. The Corporation does not have an executive committee. In addition, from time to time, ad hoc committees of the Board are appointed to consider matters such as related party transactions and other issues of importance to the Board and the Corporation.

The Audit Committee is comprised of three non-employee directors. The Audit Committee is responsible for reviewing the Corporation's financial reporting procedures, internal controls and management information systems and the performance of the Corporation's external auditor. The Committee is also responsible for reviewing and recommending approval to the Board of Directors of quarterly financial statements, annual financial statements, management's

discussion and analysis and the annual information form. The Committee communicates directly with the internal and external auditors to discuss and review issues as appropriate.

The Corporate Governance - Nomination, Succession and Compensation Committee is comprised of three non-employee directors, one of whom is a related director. This Committee is responsible for succession planning and assessing the compensation and performance of officers and directors. The Committee, in conjunction with a Co-Chairman of the Board and Chief Executive Officer, is also responsible for identifying and recommending potential candidates for the Board. The Committee meets annually for four days and periodically throughout the year, reviews the size of the Board and makes recommendations to the Board when it believes a change in size would be in the best interests of the Corporation. The Committee periodically reviews the overall profile of the Board to ensure that it includes members with a reasonable diversity of experience, backgrounds, skills and geographic representation and reviews the committees and their mandates, making appropriate recommendations as required. The Committee also reviews and approves the report on executive compensation contained in the management proxy circular of the Corporation. Although the Corporation considers corporate governance to be the ongoing responsibility of all Board members, the Committee also deals with corporate governance issues as the need arises.

The Risk Review Committee is comprised of three non-employee directors and one inside director. This Committee is responsible for reviewing areas of risk identified by management as being relevant to the Corporation and ensuring that management has procedures in place to mitigate identified risks.

The Crisis Management Committee is comprised of one inside director and two non-employee directors, one of whom is related. This Committee is responsible for the monitoring of an effective response to crisis situations which may affect the Corporation's employees, business affairs, the environment or the public.

Shareholder Communications

The Co-Chairmen of the Board and Chief Executive Officers, the President and Chief Operating Officer, and the Senior Vice President, Finance and Chief Financial Officer communicate with and respond to shareholders and the media at the annual meeting of the Corporation and on an ongoing basis, as circumstances require. The Vice President, Human Resources and Corporate Secretary also is responsible for communicating with shareholders and responding to shareholder concerns on an ongoing basis.

Expectations of Management

The Board of Directors expects management to provide on a regular basis all information required by the Board to properly assess the ongoing performance of the Corporation in the context of the overall strategy, direction and objectives of the Corporation. The Board also expects management to identify and evaluate opportunities which are consistent with the overall objectives of the Corporation and to assist the Board in identifying new objectives and strategic direction for the Corporation, all with the overall objective of enhancing shareholder value.

The responsibilities of management are determined by the Board of Directors in conjunction with a Co-Chairman of the Board and Chief Executive Officer. The Board of Directors monitors and assesses management through its regular contact with management, most of whom

participate in presentations to the Board at regularly scheduled meetings and at the annual strategy session.

APPOINTMENT OF AUDITOR

The persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation. Price Waterhouse, the predecessor of PricewaterhouseCoopers LLP, was first appointed as the auditor of the Corporation in 1963.

Auditor's Fees

The aggregate fees billed to the Corporation by PricewaterhouseCoopers LLP in 2001 for professional services were:

Audit: $1,278,000 compared to $1,122,000 in the prior year.

Taxation and Accounting Advisory Services: $787,000 compared to $628,000 in the prior year.

Management Consulting and Software Implementation: $1,225,000 primarily in connection with the implementation of the Oracle financial information system. There were no fees in the prior year.

Financial Consulting and Other Services: $718,000 primarily in connection with a project financing compared to $251,000 in the prior year.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation. The determinations and recommendations of the Audit Committee are presented to the Board, which has ultimate responsibility for determining the annual audit fees and ensuring the continuing independence of the auditor.

ADDITIONAL INFORMATION

Additional information regarding the business of the Corporation is contained in the Corporation's annual information form dated March 6, 2002. Additional financial information is provided in the Corporation's comparative consolidated financial statements and the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2001, which are contained in the Corporation's 2001 annual report. Copies of these documents and additional copies of this management proxy circular may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

Corporate information is also available on the Corporation's website: www.atco.com

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 13th day of March, 2002.

R.D. Southern Co-Chairman of the Board and Chief Executive Officer	N.C. Southern Co-Chairman of the Board and Chief Executive Officer	J.A. Campbell Senior Vice President, Finance and Chief Financial Officer



41

Managemen[illegible] of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. for the years ended December 31, 2001 and 2000 should be read in conjunction with the audited consolidated financial statements which include the accounts of ATCO Ltd. and all of its subsidiaries ("ATCO"). The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 41.5 percent of the Class A non-voting shares and 69.7 percent of the Class B common shares, for an aggregate ownership of 51.9 percent, ATCO Structures Inc. ("ASI") of which ATCO Ltd. owns 100 percent of the Class A non-voting and Class B common shares, ATCO Resources Ltd. ("ATCO Resources") of which ATCO Ltd. owns 100 percent of the Class A non-voting and Class B common shares and ATCO Noise Management Ltd. ("ANM") of which ATCO Ltd. owns 100 percent of the Class A non-voting and Class B common shares. Canadian Utilities has published an Annual Report containing its Management's Discussion and Analysis of Financial Condition and Results of Operations. Please refer to Share Owners' Information on page 72 of this annual report to obtain copies.

ATCO's annual audited financial statements are consolidated from five Business Groups: Utilities, Power Generation, Logistics and Energy Services, Technologies and Industrials. For the purposes of financial disclosure, the Technologies Business Group is accounted for as Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 17 to the consolidated financial statements). Transactions between Business Groups are eliminated in all reporting of ATCO's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Segmented revenues and earnings attributable to Class I Non-Voting shares ("Class I shares") and Class II Voting shares ("Class II shares") for the years 2001 and 2000 were as follows:

Business Groups	Revenues		Earnings	
(millions of Canadian dollars)	**2001**	2000	**2001**	2000
Utilities	**2,368.6**	2,060.9	**38.3**	40.1
Power Generation	**660.9**	727.2	**52.6**	58.3
Logistics and Energy Services	**912.3**	921.3	**26.8**	24.3
Industrials	**235.9**	132.0	**14.4**	5.2
Other Businesses	**97.3**	91.1	**2.8**	3.0
Corporate	**12.4**	16.0	**(11.2)**	(15.7)
Intersegment	**(533.1)**	(872.5)	**0.7**	(2.5)
Total	**3,754.3**	3,076.0	**124.4**	112.7

Earnings per share increased to $4.18 in 2001 from $3.79 in 2000.

Depreciation and depletion expenses rose $4.0 million to $257.5 million in 2001, primarily as a result of capital additions during 2000 and 2001.

Interest expense for 2001 increased by $3.2 million to $203.1 million. This increase was primarily due to the effect of a full year of interest expense from the financings completed in 2000 partially offset by lower interest rates associated with debt refinanced in 2001. $11.0 million of interest was capitalized for projects under construction in power generation operations.

Interest and other income for 2001 increased by $12.0 million to $48.5 million, primarily due to interest income on higher cash balances.

Income taxes for 2001 decreased by $18.3 million to $174.8 million. The decrease was primarily due to lower income tax rates.

Quarterly Financial Information

(millions of Canadian dollars except per share data) (unaudited)	1st	2nd	3rd	4th
2001				
Revenues	1,493.7	906.9	647.3	706.4
Earnings attributable to Class I Non-Voting and Class II Voting shares (1) (2)	42.3	22.6	24.3	35.2
Earnings per Class I Non-Voting and Class II Voting share (1) (2)	1.42	0.76	0.82	1.18
Diluted earnings per Class I Non-Voting and Class II Voting share (1) (2)	1.40	0.75	0.81	1.16
2000				
Revenues	773.8	588.1	616.9	1,097.2
Earnings attributable to Class I Non-Voting and Class II Voting shares (1) (2)	39.1	20.0	22.1	31.5
Earnings per Class I Non-Voting and Class II Voting share (1) (2)	1.31	0.68	0.74	1.06
Diluted earnings per Class I Non-Voting and Class II Voting share (1) (2)	1.30	0.67	0.73	1.05

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the ATCO's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

Utilities

Earnings from utilities operations for 2001, which amounted to 30.8 percent of consolidated earnings, decreased by $1.8 million to $38.3 million, primarily resulting from the impact of warmer temperatures, partially offset by the impact of rate decisions in 2000 in the ATCO Gas division of ATCO Gas and Pipelines Ltd. ("ATCO Gas"). Temperatures in 2001 were 6.9 percent warmer than normal, whereas temperatures in 2000 were 4.5 percent colder than normal.

Revenues in 2001 increased by $307.7 million to $2,368.6 million. The primary reason for the increase was higher natural gas supply costs recovered in customer rates. Natural gas supply costs were lower for the last six months of 2001, but overall were higher for the year.

Operating expenses for 2001 increased by $325.7 million to $2,028.6 million. This increase was primarily due to higher natural gas supply costs. Natural gas supply costs were lower for the last six months of 2001, but overall were higher for the year. The amount of natural gas supply costs recorded as an expense is based on the forecast cost of natural gas included in customer rates. Any variances from forecast are deferred until the Alberta Energy and Utilities Board ("AEUB") approves revised rates to either refund or collect the variance. As a consequence, changes in natural gas supply costs have no effect on ATCO's earnings.

Power Generation

Earnings from power generation operations for 2001, which amounted to 42.3 percent of consolidated earnings, decreased by $5.7 million to $52.6 million.

Revenues in 2001 decreased by $66.3 million to $660.9 million. This decrease was primarily due to lower Alberta power pool prices (ATCO Power Ltd. ("ATCO Power") and ATCO Resources) and lower revenues from the Rainbow plant and lower transmission access payments (Alberta Power (2000) Ltd. ("Alberta Power"), partially offset by revenues from the new Joffre cogeneration station and higher availability at the Barking power station (ATCO Power). Revenues from the Rainbow plant declined due to the power purchase arrangement purchaser's decision in 2001 to supply its own natural gas fuel for the plant rather than the fuel being supplied by Alberta Power as it was in 2000. In addition, transmission access payments are no longer being collected by Alberta Power from the customer on behalf of the Alberta power pool.

Operating expenses for 2001 decreased by $35.0 million to $365.8 million. The decrease was primarily the result of lower fuel costs from the Rainbow plant due to the power purchase arrangement purchaser's decision to supply its own natural gas fuel for the plant, and the elimination of the collection of transmission access payments. Neither the supply of fuel at the Rainbow plant nor the transmission access payments have any effect on ATCO's 2001 earnings, as both items were recovered in customer rates in 2000. These decreases were partially offset by operating expenses from the new Joffre cogeneration station.

In May 2001, ATCO Power and SaskPower International Inc. completed a $182 million non-recourse bond financing for the Cory Cogeneration Project, of which ATCO Resources' share was $18.2 million and ATCO Power completed a $121 million long term non-recourse financing for the Scotford Cogeneration Project, of which ATCO Resources' share was $24.2 million.

In December 2001, ATCO Power completed a $150.0 million 15 year non-recourse financing for the Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River generating stations, of which ATCO Resources' share was $30.0 million, and entered into an $112.0 million long term non-recourse financing agreement for the Muskeg River project of which ATCO Resources' share was $22.4 million.

On December 18, 2001, a 30 percent ownership interest in the Muskeg River project was sold to SaskPower International Inc., leaving ATCO Power with a 56 percent interest and ATCO Resources with a 14 percent interest in the project.

A partnership formed by ATCO Power and Ontario Power Generation ("OPG") is constructing and will operate the Brighton Beach power station, a $450 million, 580 megawatt natural gas fired combined cycle generating station at the site of the former J.C. Keith Generating Station, near Windsor, Ontario. Coral Energy Canada Inc. has agreed to supply natural gas to the station and will own, market and trade all the electricity produced. ATCO Power owns a 40 percent interest in the project, ATCO Resources owns ten percent and OPG owns 50 percent.

Logistics and Energy Services

Earnings from logistics and energy services operations for 2001, which amounted to 21.5 percent of consolidated earnings, increased by $2.5 million to $26.8 million.

Revenues in 2001 decreased by $9.0 million to $912.3 million. The decrease was primarily due to lower volumes of natural gas purchased by ATCO Midstream Ltd. ("ATCO Midstream") for ATCO Gas, partially offset by higher revenues from natural gas storage and from investment in new facilities during 2000 and 2001 in ATCO Midstream, higher prices for natural gas purchased for customers of the ATCO Pipelines division of ATCO Gas and Pipelines Ltd. ("ATCO Pipelines") and increased business activity in ATCO Frontec Corp. ("ATCO Frontec").

Operating expenses for 2001, net of intersegment expenses, increased by $80.5 million. This increase was primarily due to higher natural gas storage fees and higher operating costs from investment in new facilities during 2000 and 2001 in ATCO Midstream and increased business activity in ATCO Frontec.

Industrials

Earnings from industrials operations for 2001, which amounted to 11.6 percent of consolidated earnings, increased by $9.2 million to $14.4 million.

Revenues in 2001 increased by $103.9 million to $235.9 million, primarily due to increased sales activity in North America, South America and Europe (ASI) and increased business activity in ANM, partially offset by decreased sales in Australia (ASI).

Western Canadian capital resource projects provide the primary domestic market for the North American workforce housing division. During 2001, the fleet utilization rate of 65 percent was up from 61 percent in 2000. Programs to rationalize and modernize the size of the workforce housing lease fleet are continuing.

Operating expenses for 2001 increased by $93.0 million to $204.7 million, primarily as a result of increased business activity.

ASI will continue to focus on its core businesses of workforce housing in North America, Australia, South America, Europe and selective international markets and on the space rental business in Australia and Canada. ANM will continue to focus on the growing demand for turnkey guaranteed noise abatement opportunities in the energy industry worldwide.

A number of major projects, which provide opportunities for ASI, are planned for development in 2002 and beyond. ASI expects a number of projects in Australia, North America, Europe and Africa to proceed in 2002; however no major projects are expected to proceed in South America prior to 2003. ANM is continuing to address opportunities in the U.S., South America, and Europe which are a direct result of continued world wide growing demand for electric power and fossil fuels, combined with the more rigorous environmental standards for noise pollution.

International sales may expose ASI and ANM to greater risk than normally associated with domestic transactions due to the political and financial aspects of international business. However ASI and ANM will continue to follow strict credit policies on international sales to minimize financial exposure and will continue to utilize its international experience to manage the political and other risks associated with international business. ASI has marketed and installed its manufactured products in over 105 countries around the world since 1947.

Other Businesses

Earnings from other businesses for 2001 decreased by $0.2 million to $2.8 million.

Non-controlling Interests

The interests of non-controlling share owners increased by $4.9 million to $131.0 million in 2001. This increase was primarily due to increased earnings by Canadian Utilities.

REGULATORY MATTERS

Recent Decisions – ATCO Gas and ATCO Pipelines

On January 3, 2002, the AEUB issued a decision regarding the sales by ATCO Gas of the Westlock and Lloydminster natural gas properties. The AEUB did not accept ATCO Gas' allocation of income tax amounts to customers, resulting in additional income tax expense to ATCO Gas of $2.1 million, which has been recognized in the 2001 results.

On August 28, 2001, ATCO Gas filed an application with the AEUB to approve the sale of certain properties located in the City of Calgary, known as the Calgary Stores Block. On October 24, 2001, the AEUB approved the sale, and established a process for the determination of the distribution of the proceeds of $6.6 million. The AEUB has not yet issued a decision on the distribution of proceeds and no gain on the sale has been recorded in 2001.

On December 11, 2001, the AEUB announced that it had approved an application by ATCO Gas to sell its Viking-Kinsella natural gas producing property, having a net book value of $40 million, to Burlington Resources Inc. for $550 million. The ATCO Gas share of the net proceeds is expected to be approximately $150 million, after adjustments. The sale was finalized on January 3, 2002 and will be reflected in the 2002 results.

ATCO Gas filed an application with the AEUB requesting the distribution to customers of proceeds of the Viking-Kinsella sale amounting to $385 million plus related adjustments of $21 million for a total of $406 million. On February 21, 2002, the AEUB issued a final decision directing ATCO Gas to distribute the sale proceeds by way of lump sum payments to customers of record on March 2, 2002.

On December 12, 2001, the AEUB issued decisions on the general rate applications of the south divisions of ATCO Gas and ATCO Pipelines for the test years 2001 and 2002. The decisions, among other things, provided for approved rates of return on common equity of 9.75 percent in each year on a common equity ratio of 37 percent for ATCO Gas and 45.5 percent for ATCO Pipelines.

On December 12, 2001, the AEUB issued a decision relating to the operation of ATCO Gas' Carbon natural gas storage facility during the winter of 2000/2001. This decision ordered ATCO Gas to credit south division customer accounts by $4 million, which has been recognized in the 2001 results.

Recent Decisions – ATCO Electric

In December 2000, the Province of Alberta issued regulations which provided for the deferral of price and volume energy variances from forecast for the year ended December 31, 2000. In late 2001, the AEUB issued decisions approving the collection of these amounts held in the deferral accounts. At December 31, 2001, a total of $86.0 million, including interest, was outstanding and is expected to be collected over a 12-month period from April 2002 to March 2003, with $64.4 million classified as current and $21.6 million classified as non-current.

The negotiated settlements of ATCO Electric Ltd. ("ATCO Electric") for the 2001 and 2002 transmission facility owners tariff, distribution functions and the regulated rate option tariff provided for the creation of deferral accounts to hold most variances from forecast that arise from variations in the price of electricity. At December 31, 2001, the net balance in these deferral accounts was a refund to customers of $37.0 million, which is expected to be refunded to customers over the period April 2002 to December 2002.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of ATCO's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short-term bank loans to provide flexibility in the timing and amounts of long-term financing. Utility rates designed to recover financing costs and depreciation over the useful life of the utility assets assure the availability of funds for debt interest and retirement, and preferred share dividends and redemption. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations increased by $25.3 million to $544.7 million in 2001, primarily due to higher earnings, lower income tax rates and lower current income taxes arising from increased capital cost allowance claims for tax purposes associated with the higher capital expenditures in ATCO Power.

Investing increased by $102.9 million to $582.0 million in 2001, primarily as a result of higher capital expenditures during 2001, partially offset by a decrease in non-current deferred electricity costs.

Capital expenditures before disposals increased by $339.6 million to $842.1 million in 2001, primarily the result of increased investment in power generation facilities (ATCO Power and ATCO Resources) and in regulated natural gas transmission projects (ATCO Pipelines). These capital expenditures were partially offset by the proceeds received from the transfer of control of the H.R. Milner generating station (Alberta Power), the completion of the sale of a 50 percent interest in the Rainbow Lake generating station to Husky Energy Inc. and the sale of a 30 percent interest in the Muskeg River project to SaskPower International Inc. (ATCO Power and ATCO Resources).

To finance 2001 operations, ATCO issued $228.9 million of recourse long-term debt, including $175.0 million of 4.84 percent debentures due November 6, 2006 for ATCO Electric and ATCO Pipelines, and $430.3 million of non-recourse long-term debt for ATCO Power and ATCO Resources to fund the Muskeg River, Scotford, Cory, Joffre, Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River projects.

During 2001, ATCO redeemed $242.6 million of recourse long-term debt, including $100.0 million of 9.85 percent Debentures 1986 Series and $90.0 million of 10.25 percent Debentures 1986 Second Series and $52.6 million of other debt. ATCO also redeemed $28.8 million of non-recourse long-term debt and $192.5 million of notes payable. The debt redeemed had interest rates ranging from 4.28 percent to 10.25 percent.

During 2001, ATCO issued $150 million of cumulative redeemable preferred shares having a dividend rate of 5.75 percent. The proceeds of the issue were applied against short-term indebtedness issued to finance in part the mandatory redemption of $300 million of CanUtilities Holdings Ltd.'s Cumulative Redeemable Preferred Shares, Series A, B and C on July 1, 2001. Upon the redemption of the preferred shares, CanUtilities Holdings Ltd. was dissolved and wound up into ATCO Ltd.

At December 31, 2001, ATCO had credit lines totaling $1,696.4 million, of which $625.5 million was available on a long-term committed basis by the lenders, $817.9 million was available on a short-term committed basis and $253.0 million was available on an uncommitted basis. At December 31, 2001, $453.4 million of long-term committed credit lines, $792.0 million of short-term committed credit lines and $238.4 million of uncommitted credit lines were available to be drawn.

Future income tax liabilities of $204.9 million, at December 31, 2001, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

In May 2001, ATCO Ltd. filed a notice of intention to make a normal course issuer bid for the purchase of up to three percent of its outstanding Class I shares during the period May 25, 2001 to May 24, 2002. To date, no shares have been purchased pursuant to this normal course issuer bid.

It is the policy of ATCO Ltd. to pay dividends quarterly on its Class I and Class II shares. The matter of quarterly dividends is addressed by the board of directors in the first quarter of each year. For the first quarter of 2002, the quarterly dividend payment has been increased by $0.03 to $0.29 per share. The payment of any dividend is at the discretion of the board of directors and depends on the financial condition of ATCO Ltd. and other factors.

BUSINESS RISKS

Regulated Operations

ATCO's regulated operations are subject to the normal risks faced by regulated companies. These risks include the approval by the AEUB of customer rates which permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. ATCO's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

The business risks for ATCO Electric have changed with the introduction of retail competition on January 1, 2001. Together with the transfer of the interconnected generation assets to Alberta Power, this stage of deregulation leaves ATCO Electric as a regulated transmission and distribution utility.

ATCO Electric is required to supply energy to certain customers in one of three ways: through the regulated rate option, as the supplier of last resort or as the default supplier. For all three types of energy supply, ATCO Electric has implemented energy procurement strategies that mitigate both price and volume risk.

With the exception of the above types of customers, ATCO Electric now receives its revenues from unregulated retailers. As protection against bad debt, ATCO Electric has specified certain prudential requirements to be met by retailers, within limits allowed by legislation.

ATCO Electric is obligated to supply energy under the regulated rate option to the residential, farm and small commercial customers in its designated service area who do not choose an unregulated retailer. ATCO Electric is also the supplier of last resort for the regulated rate option eligible customers. ATCO Electric purchases electricity from marketers, generators and the Alberta power pool at fixed and spot prices to supply the regulated rate option customers.

ATCO Electric is also obligated to assign a default supplier for its customers who are not eligible for the regulated rate option tariff and do not choose an unregulated retailer. ATCO Electric appointed itself as the default supplier and purchases electricity from the Alberta power pool at the spot price to supply the default supply customers, the costs for which are passed on to customers on a dollar for dollar basis.

On January 1, 2001, ATCO Electric appointed itself as the supplier of last resort for its customers who are not eligible for the regulated rate option tariff and who do not have a retailer after December 31, 2000. The energy procurement price for these customers is the spot price of the Alberta power pool, the costs for which are passed on to customers on a dollar for dollar basis.

Non-Regulated Operations

ATCO's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. ATCO accounts for its non-regulated operations separately from its regulated operations. ATCO's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

ATCO's portfolio of electric generating plants is made up of coal-fired steam, gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long-term power, steam and transmission support agreements. Where long-term agreements are in place, the purchaser assumes the fuel supply and price risks and ATCO, under these agreements, assumes the operating risks.

Alberta Power

Substantially all the electricity generated by Alberta Power is sold pursuant to a system of long term power purchase arrangements ("PPAs") with EPCOR Utilities Inc. (Battle River generating plant), Engage Energy, a wholly owned subsidiary of Westcoast Energy Inc. (Rainbow generating plant), and the Alberta Balancing Pool (Sheerness generating plant). Under the PPAs, Alberta Power is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long-term Canada bond rate plus 4.5 percent based on a deemed common equity ratio of 45 percent. Many of the forecast costs will be determined by index, formula or other means for the entire period of the PPA. The PPAs are not subject to ongoing regulation by the AEUB. Alberta Power's actual results will vary and depend on performance compared to the forecasts on which the PPAs are based.

Fuel costs in Alberta Power are mostly for coal supply. To protect against volatility in coal prices, Alberta Power owns or has sufficient coal supplies under long-term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

ATCO Power and ATCO Resources

ATCO Power's and ATCO Resources' generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking plants with underlying transmission support agreements. In 2001, sales from approximately 75 percent of ATCO Power's and ATCO Resources' generating capacity was subject to long-term agreements, while the remaining 25 percent consisted primarily of sales to the Alberta power pool. In 2002, the portion of generating capacity subject to long-term agreements is expected to be approximately 67 percent while the remaining 33 percent is expected to consist primarily of sales of electricity to the Alberta power pool. These sales are dependent on prices in the Alberta electricity spot market. The majority of the electricity sales to the Alberta power pool are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in Alberta, a strong correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

Electricity pool prices and gas prices can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to March 2002.

Monthly Average Pool and Gas Prices (2000-2002)



Pool Price
Gas Price
POOL PRICE ($/MWh)
GAS PRICE ($/GJ)
300
250
200
150
100
50
0
16
14
12
10
8
6
4
2
0
Jan
May
Aug
Nov
Feb
Jun
Sep
Dec
Apr
2000
2001
2002
MONTH

Changes in electricity pool prices and gas prices may have a significant impact on ATCO's earnings and cash flow from operations in the future. It is ATCO's policy to continually monitor the status of its non-regulated electrical generating capacity which is not subject to long-term commitments.

ATCO Power and ATCO Resources have financed their non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question, which includes ATCO's equity therein. Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's

obligations and ATCO Ltd. has provided a number of guarantees related to ATCO Resources' obligations under their respective non-recourse loans to make equity contributions for each project and to complete construction of the Muskeg River, Scotford and Oldman River projects. For the Muskeg River and Scotford projects, Canadian Utilities Limited and ATCO Ltd. have guaranteed a base level of cash flow if minimum electricity prices are not being obtained for the approximately 34 percent of the total power generated by these projects which is not currently subject to long-term agreements. For the $150 million 15 year non-recourse financing for the Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River generating stations, completed in December 2001, Canadian Utilities Limited and ATCO Ltd. have guaranteed a $45.0 million operating and maintenance obligation, which reduces by $1.5 million per year. To meet certain project debt service and maintenance reserve requirements, Canadian Utilities Limited and ATCO Ltd. have chosen to provide guarantees in lieu of ATCO Power and ATCO Resources providing security. To date, Canadian Utilities Limited and ATCO Ltd. have not been required to make payments under these guarantees.

Hedging

It is the policy of ATCO to use financial instruments to reduce specific risk exposures and to not hold these instruments for trading purposes.

ATCO has entered into several contracts in order to reduce interest rate, foreign exchange and commodity price risk. The financial impact of these contracts is not material and the counterparty in each transaction is a major financial institution or a significant industry participant.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, ATCO will prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for goodwill and other intangible assets. Goodwill and intangible assets with an indefinite life will not be amortized; intangible assets with a finite life will be amortized on a straight-line basis over their estimated useful lives. The carrying value of these assets will be subject to an impairment test on an annual basis, or more frequently if events or circumstances indicate impairment. The estimated effect of implementing this change is a $3.9 million increase in ATCO's earnings for 2002.

Effective January 1, 2002, in accordance with the recommendations of the CICA on accounting for stock based compensation and other stock based payments, ATCO will prospectively charge the consideration paid to employees and directors for settlement of stock options to compensation cost rather than to retained earnings.

Effective January 1, 2002, ATCO will retroactively apply the accounting treatment set out in the CICA's emerging issues abstract on the balance sheet classification of callable debt obligations and debt obligations to be refinanced. Debt obligations that are due within the next fiscal year, or debt obligations that are callable, and that ATCO intends to renegotiate or refinance, will be classified as current liabilities on the balance sheet rather than long-term liabilities. The estimated effect of implementing this change results in a reclassification in 2001 of $4.6 million of notes payable.

March 6, 2002


03 AUG 20 AM 7:21
42

ATCO LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of ATCO Ltd. will be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Wednesday, May 15, 2002, for the following purposes:

(a) to receive the annual report containing the consolidated financial statements for the year ended December 31, 2001, accompanied by the report of the auditor;

(b) to elect directors;

(c) to appoint the auditor; and

(d) to transact such other business as may properly come before the meeting or any adjournment thereof.

All shareholders are entitled to attend the meeting, but only the holders of Class II Voting Shares are entitled to vote at the meeting.

Shareholders may attend the meeting in person or may be represented by proxy. Holders of Class II Voting Shares who are unable to attend the meeting in person are requested to complete and sign the accompanying form of proxy and return it in the envelope provided to reach ATCO Ltd., c/o CIBC Mellon Trust Company, Corporate Trust, P.O. Box 2517, Calgary, Alberta T2P 4P4, not later than 5:00 p.m. on Monday, May 13, 2002.

By order of the Board of Directors.

[signed]
D. R. Cawsey
Vice President, Human Resources and Corporate Secretary

March 13, 2002
Calgary, Alberta




03 AUG 20 AM 7:21
43

Corporate Office

April 12, 2002

VIA SEDAR

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
The Toronto Stock Exchange
Nova Scotia Securities Commission
Government of Nunavut - Nunavut
Securities Division - Newfoundland
Registrar of Securities - Prince Edward Island
Registrar of Securities - Northwest Territories
Registrar of Securities -Yukon Territory
Office of the Administrator of Securities - New Brunswick

ATCO Ltd. has received confirmation from Globel Direct Marketing Services, on behalf of our Transfer Agent, CIBC Mellon Trust Company, that the following material was mailed on April 12, 2002:

To all registered shareholders of Class II Voting shares:

- 2001 Annual Report
- Notice of Annual Meeting of Shareholders/Management Proxy Circular
- Instrument of Proxy
- Postage-paid return envelope

To all registered shareholders of Class I Non-Voting shares:

- 2001 Annual Report
- Notice of Annual Meeting of Shareholders/Management Proxy Circular

Yours truly,

ATCO LTD.

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company



Corporate Office

April 12, 2002

VIA SEDAR

BC Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
The Toronto Stock Exchange
Nova Scotia Securities Commission
Government of Nunavut - Nunavut
Securities Division - Newfoundland
Registrar of Securities - Prince Edward Island
Registrar of Securities - Northwest Territories
Registrar of Securities -Yukon Territory
Office of the Administrator of Securities - New Brunswick

ATCO Ltd. has received confirmation from Globel Direct Marketing Services, on behalf of our Transfer Agent, CIBC Mellon Trust Company, that the following material was mailed on April 12, 2002:

To all registered shareholders of Class II Voting Shares:

- 2001 Annual Report, which includes Management's Discussion and Analysis of Financial Conditions and Results of Operations.

To all registered shareholders of Class I Non-Voting Shares:

- 2001 Annual Report, which includes Management's Discussion and Analysis of Financial Conditions and Results of Operations.

Yours truly,

ATCO LTD.

[signed]
P. Spruin
Assistant Corporate Secretary & Manager Corporate Secretarial

cc: Ms. Norma Blasetti
CIBC Mellon Trust Company


03 AUG 20 AM 7:21
44


ATCO
GROUP

ATCO Ltd.

2001 ANNUAL INFORMATION FORM

March 6, 2002

TABLE OF CONTENTS

DOCUMENT INCORPORATED BY REFERENCE

The Corporation's 2001 Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 6, 2002, contained on pages 61 to 67 of the 2001 Annual Report of the Corporation, is incorporated by reference into and forms an integral part of this Annual Information Form.

DEFINITIONS OF CERTAIN TERMS

Certain terms used in this Annual Information Form are defined below:

"AEUB" means the Alberta Energy and Utilities Board;

"AGP" means ATCO Gas and Pipelines Ltd.;

"ASI" means ATCO Structures Inc. together with its subsidiaries;

"Alberta Power" means Alberta Power (2000) Ltd.;

"ATCO" means the Corporation together with its subsidiaries;

"ATCO Electric" means ATCO Electric Ltd.;

"ATCO Frontec" means ATCO Frontec Corp. together with its subsidiaries;

"ATCO Gas" means the natural gas distribution division of AGP;

"ATCO Midstream" means ATCO Midstream Ltd.;

"ATCO Noise Management" means ATCO Noise Management Ltd.;

"ATCO Pipelines" means the natural gas transmission division of AGP;

"ATCO Power" means ATCO Power Ltd. together with its subsidiaries;

"ATCO Resources" means ATCO Resources Ltd.;

"BPL" means Barking Power Limited;

"Canadian Utilities" means Canadian Utilities Limited together with all its subsidiaries;

"Class I Shares" means the Class I Non-Voting Shares of the Corporation;

"Class II Shares" means the Class II Voting Shares of the Corporation;

"Corporation" means ATCO Ltd.;

"CU" means Canadian Utilities Limited;

"CU Water" means CU Water Limited;

"EEEP" means the Edmonton Ethane Extraction Plant;

"EUA" means the Electric Utilities Act (Alberta);

"km" means kilometre;

"Mmcf" means one million cubic feet; and **"Bcf"** means one billion cubic feet;

"negotiated settlement" means an agreement related to a revenue requirement and/or customer rates for a specific period of time resulting from direct negotiations between a utility and its customers. A negotiated settlement avoids the need for a general rate application for the duration of the agreement. All negotiated settlements must be approved by the AEUB;

"NLD" means Northland Utilities (NWT) Limited;

"NUL" means Northwestern Utilities Limited;

"NUY" means Northland Utilities (Yellowknife) Limited;

"petajoule" means a unit of energy equal to approximately 948.2 billion British thermal units, **"terajoule"** means a unit of energy equal to approximately 948.2 million British thermal units and **"gigajoule"** means a unit of energy equal to approximately 948.2 thousand British thermal units;

"REA" means Rural Electrification Association. REAs are constituted under the Rural Utilities Act (Alberta) by groups of persons carrying on farming operations. Each REA purchases electric power for distribution to its members through a distribution system owned by that REA;

"Thames Power" means Thames Power Limited;

"YECL" means The Yukon Electrical Company Limited.

CONSOLIDATED THREE YEAR FINANCIAL SUMMARY

	Year Ended December 31		
	2001	**2000**	**1999**
	($ millions except per share data)		
Revenues	3,754.3	3,076.0	2,374.8
Earnings attributable to Class I and Class II Shares (1) (2)	124.4	112.7	100.7
Earnings per Class I and Class II Share (1) (2)	4.18	3.79	3.36
Diluted earnings per Class I and Class II Share (1) (2)	4.12	3.75	3.32
Cash dividends declared per share			
5.75% Cumulative Redeemable Preferred Shares, Series 3 (3)	0.57	-	-
Class I Shares	1.04	0.92	0.80
Class II Shares	1.04	0.92	0.80
Total assets	5,833.7	5,815.6	4,934.9
Long term debt	2,658.0	2,468.8	2,226.9
Preferred shares	150.0	300.0	350.0
Total long term debt and preferred shares	2,808.0	2,768.8	2,576.9
Class I and Class II shareholders' equity	911.6	822.3	744.2

Notes:
(1) There were no discontinued operations or extraordinary items during these periods.
(2) After payment of preferred share dividends.
(3) Issued July 10, 2001.

THE CORPORATION

The Corporation is the successor to the business commenced in 1947 by the late S.D. Southern and R.D. Southern and was incorporated under The Companies Act (Alberta) by Certificate of Incorporation dated August 31, 1962. The Corporation was continued under the Business Corporations Act (Alberta) on March 13, 1984. The address of the Corporation's registered and principal office is 1600 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6.

INTERCORPORATE RELATIONSHIPS

The following chart includes the names of the operating subsidiaries of the Corporation, the jurisdictions under the laws of which they are organized and the percentages of their voting shares beneficially owned or over which control or direction is exercised by the Corporation.



ATCO Ltd.
(Alberta)
ATCO STRUCTURES INC. (Alberta) (100%)
CANADIAN UTILITIES LIMITED (Canada) (Note 1)
ATCO STRUCTURES PTY LTD (Australia) (100%)
CU INC. (Canada) (100%)
ATCO MIDSTREAM LTD. (Canada) (100%)
ATCO POWER LTD. (Canada) (100%)
ATCO EUROPE KFT. (Hungary) (100%)
ALBERTA POWER (2000) LTD. (Canada) (100%)
ATCO GAS AND PIPELINES LTD. (Alberta) (100%)
ATCO POWER CANADA LTD. (Canada) (100%)
TECNO FAST ATCO S.A. (Chile) (50%)
ATCO ELECTRIC LTD. (Canada) (100%)
CU WATER LIMITED (Canada) (100%)
ATCO POWER AUSTRALIA PTY LTD (Australia) (100%)
THE YUKON ELECTRICAL COMPANY LIMITED (Yukon Territory) (100%)
ATCO I-TEK BUSINESS SERVICES LTD. (Note 2) (Canada) (100%)
ATCO POWER GENERATION LTD. (England) (100%)
ATCO NOISE MANAGEMENT LTD. (Alberta) (100%)
NORVEN HOLDINGS INC. (Canada) (100%)
ATCO UTILITY SERVICES LTD. (Canada) (100%)
THAMES POWER LIMITED (England) (50%)
ATCO INVESTMENTS LTD. (Alberta) (100%)
NORTHLAND UTILITIES ENTERPRISES LTD. (Canada) (76%)
GENICS INC. (Alberta) (50%)
BARKING POWER LIMITED (England) (51%)
ATCO RESOURCES LTD. (Alberta) (100%)
NORTHLAND UTILITIES (NWT) LIMITED (Northwest Territories) (100%)
ATCO FRONTEC CORP. (Alberta) (100%)
NORTHLAND UTILITIES (YELLOWKNIFE) LIMITED (Canada) (100%)
ATCO TRAVEL LTD. (Canada) (100%)

Notes:

(1) 69.7% of the Class B common shares, being the only voting securities outstanding, and 41.5% of the Class A non-voting shares of Canadian Utilities Limited are held by ATCO Ltd.

(2) Effective February 15, 2002, ATCO Singlepoint Ltd. changed its name to ATCO I-Tek Business Services Ltd.

BUSINESS OF THE CORPORATION

The Corporation is a management holding company with operating subsidiaries engaged in five Business Groups: Utilities, Power Generation, Logistics and Energy Services, Industrials and Technologies.

The Utilities Business Group includes the distribution of natural gas by ATCO Gas, the distribution and transmission of electric energy by ATCO Electric, YECL, NUY and NLD and the transmission and distribution of water by CU Water.

The Power Generation Business Group includes the non-regulated supply of electricity and cogeneration steam by Alberta Power, ATCO Power and ATCO Resources.

The Industrials Business Group includes the manufacture, sale and lease of transportable workforce shelter and space rental products by ATCO Structures Inc., the design and construction of buildings to reduce noise emissions from industrial facilities by ATCO Noise Management Ltd., the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants by ASHCOR Technologies Ltd. and the manufacturing of wood preservation products by Genics Inc.

The Logistics and Energy Services Business Group includes the regulated transportation of natural gas by ATCO Pipelines, the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream and project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec.

The Technologies Business Group includes the development, operation and support of information systems and technologies by ATCO I-Tek and the billing services, payment processing, credit, collection and call centre services by ATCO I-Tek Business Services Ltd. (formerly ATCO Singlepoint Ltd.).

For the purposes of financial disclosure, the Technologies Business Group and real estate operations by ATCO Investments Ltd. are accounted for as Other Businesses. Corporate results, which include administrative expenses, earnings from corporate investments and financing charges, are accounted for as Corporate.

Effective January 1, 2002, ASHCOR Technologies Ltd., Genics Inc. and ATCO Travel Ltd. were transferred to the Technologies Business Group. Prior thereto, ASHCOR Technologies Ltd. and Genics Inc. were part of the Industrials Business Group and ATCO Travel Ltd. was part of the Logistics and Energy Services Business Group.

ATCO operates in Canada, the United States, the United Kingdom, Australia, Hungary and Chile and has approximately 6,900 employees, of whom approximately 5,500 are employed in Canada. Of the total number of employees in Canada, approximately 5,000 are employed by Canadian Utilities.

Utilities

Natural Gas Operations

ATCO Gas is primarily engaged in the business of distributing natural gas throughout Alberta and in the Lloydminster area of Saskatchewan. In addition, ATCO Gas stores and purchases natural gas. Although ATCO Gas is the major natural gas distributor in Alberta, certain areas are served by other natural gas utilities.

ATCO Gas' principal markets for the sale of natural gas are in the communities of Edmonton, Calgary, Airdrie, Camrose, Fort McMurray, Grande Prairie, Lethbridge, Lloydminster, Red Deer, St. Albert and Sherwood Park, which have a combined population of approximately 1,891,000. Also served are 280 smaller communities as well as rural areas having a combined population of approximately 522,000, located on or in the vicinity of ATCO Pipelines' transmission systems or the natural gas transmission pipelines of other companies. ATCO Gas serves approximately 837,700 customers with natural gas, of whom approximately 75% are located in the 11 communities named above.

The number of customers served by ATCO Gas as at the end of each of the last two years was as follows:

	2001			2000		
	Sales Customers	Transportation Customers	Total	Sales Customers	Transportation Customers	Total
Residential	728,982	32,416	761,398	718,640	22,481	741,121
Commercial	74,933	277	75,210	73,904	29	73,933
Industrial	259	96	355	295	71	366
Other	672	-	672	689	-	689
Affiliates	32	-	32	32	-	32
Total	804,878	32,789	837,667	793,560	22,581	816,141

ATCO Gas owns and operates approximately 33,100 km of distribution mains. In addition, ATCO Gas owns modern service and maintenance facilities in major centres.

Sales and earnings of ATCO Gas are affected by temperature and consequently winter weather can have a significant impact. Usually, more than 50% of the earnings of ATCO Gas are generated during the months of January, February, November and December.

The amounts of natural gas sold and distributed by ATCO Gas for each of the last two years were as follows:

	2001			2000		
	Sales Customers	Transportation Customers	Total	Sales Customers	Transportation Customers	Total
			(petajoules)			
Residential	92.9	5.8	98.7	103.3	5.2	108.5
Commercial	86.5	6.1	92.6	97.1	3.9	101.0
Industrial	5.1	9.8	14.9	6.9	9.2	16.1
Other	2.6	-	2.6	1.3	-	1.3
Affiliates	0.1	-	0.1	0.1	-	0.1
Total	187.2	21.7	208.9	208.7	18.3	227.0

Natural Gas Supply

ATCO Gas purchases the major portion (approximately 63%) of its supplies of natural gas under contracts with terms of less than one year. The prices for these purchases are determined through a tender/bid process or a negotiation process and are generally referenced to indices related to other Alberta natural gas purchase contracts.

Additional natural gas requirements are provided under longer term contracts. The prices for these purchases are based on price indices related to prices paid under other third party natural gas purchase contracts in Alberta. As ATCO Gas' long term natural gas purchase contracts expire, ATCO Gas replaces them with contracts for one year or less. These shorter term contracts provide the flexibility needed to ensure that customers who choose to purchase their natural gas from other suppliers can be accommodated while still maintaining the supply security stipulated by legislation.

ATCO Gas also owns natural gas field storage facilities and utilizes ATCO Pipeline's salt cavern peaking facility for balancing system supply and demand. On October 31, 2001, the AEUB approved the Storage Optionality Model Agreement between ATCO Gas and its south division customers. The agreement provides a mechanism to be followed in the utilization of the flexibility related to natural gas storage. All associated costs and benefits of the agreement are passed to customers through the gas cost recovery rate.

In the opinion of the management of ATCO Gas, the foregoing arrangements provide sufficient supplies of natural gas to meet the requirements of sales customers.

On December 11, 2001, the AEUB announced that it had approved an application by ATCO Gas to sell its Viking-Kinsella natural gas producing property, having a net book value of $40 million, to Burlington Resources Inc. for $550 million. The ATCO Gas share of the net proceeds is expected to be approximately $150 million, after adjustments. The sale was finalized on January 3, 2002 and will be reflected in the 2002 results.

ATCO Gas filed an application with the AEUB requesting the distribution to customers of proceeds of the Viking-Kinsella sale amounting to $385 million plus related adjustments of $21 million for a total of $406 million. On February 21, 2002, the AEUB issued a final decision

directing ATCO Gas to distribute the sale proceeds by way of lump sum payments to customers of record on March 2, 2002.

CU Water

CU Water is engaged in the transmission and distribution of water. CU Water owns and operates a distribution system to supply water to rural customers and small towns east of Edmonton. At the end of 2001, approximately 525 customers were being served directly by CU Water and, in addition, bulk water sales were being made to the town of Tofield and to approximately 180 commercial water haulers. The operations of CU Water are subject to regulation by the AEUB.

Electric Operations

ATCO Electric is engaged in the business of distributing and transmitting electric energy to 245 communities as well as rural areas in east-central and northern Alberta. Included are the communities of Drumheller, Lloydminster, Grande Prairie and Fort McMurray as well as the oil sands areas near Fort McMurray and the heavy oil areas near Cold Lake and Peace River. Electric utility service is also provided to one community in British Columbia and to two communities in Saskatchewan. YECL serves 19 communities in the Yukon Territory, including the capital city of Whitehorse, and NUY and NLD serve nine communities in the Northwest Territories, including the capital city of Yellowknife.

Electricity distributed to the various classes of customers for each of the last two years was as follows:

	2001		2000	
	millions of kilowatt hours	%	millions of kilowatt hours	%
Industrial	7,004	69	7,347	71
Commercial	1,706	17	1,624	15
Residential	921	9	936	9
Rural, REAs and other	477	5	485	5
Total	10,108	100	10,392	100

The aggregate population of the areas provided with electric utility service by ATCO Electric, YECL, NUY and NLD is approximately 449,000 and service is provided to approximately 192,000 customers. ATCO Electric has been assigned approximately 65% of the designated service area within Alberta which contains approximately 18% of the existing provincial electrical load and 13% of the existing population.

The number of customers served by ATCO Electric, YECL, NUY and NLD as at the end of each of the last two years was as follows:

	2001		2000	
	Number	%	Number	%
Industrial	9,458	5	9,318	5
Commercial	26,619	14	26,189	14
Residential	126,752	66	125,758	66
Rural, REAs and other	29,179	15	29,623	15
Total	192,008	100	190,888	100

ATCO Electric, YECL, NUY and NLD own and operate extensive electric transmission and distribution systems. The systems consist of approximately 8,500 km of main transmission lines and 55,800 km of distribution lines. In addition, ATCO Electric provides power to and operates approximately 13,400 km of REA-owned distribution lines.

On January 1, 2001, ATCO Electric transferred substantially all of its generating assets to Alberta Power. ATCO Electric, YECL, NUY and NLD continue to own and operate 50 diesel, natural gas turbine and hydro generating plants having an aggregate nameplate capacity of 65 megawatts in Alberta and in the Yukon and Northwest Territories. The maximum peak load demand for these plants during the year ended December 31, 2001, was 40 megawatts.

Electricity Supply

Since January 1, 2001, ATCO Electric has been required to supply energy to certain customers in one of three ways: through the regulated rate option, as the supplier of last resort or as the default supplier.

ATCO Electric is obligated to supply energy under the regulated rate option to the residential, farm and small commercial customers in its designated service area who do not choose an unregulated retailer. ATCO Electric is also the supplier of last resort for the regulated rate option eligible customers. ATCO Electric purchases electricity from marketers, generators and the Alberta power pool at fixed and spot prices to supply the regulated rate option customers.

ATCO Electric is also obligated to assign a default supplier for its customers who are not eligible for the regulated rate option tariff and do not choose an unregulated retailer. ATCO Electric appointed itself as the default supplier and purchases electricity from the Alberta power pool at the spot price to supply the default supply customers, the costs for which are passed on to customers on a dollar for dollar basis.

Effective January 1, 2001, ATCO Electric appointed itself as the supplier of last resort for its customers who are not eligible for its regulated rate option and who do not have a retailer after December 31, 2000. The energy procurement price for these customers is the spot price of the Alberta power pool, the costs for which are passed on to customers on a dollar for dollar basis.

Power Generation

Power generation operations are conducted by Alberta Power, ATCO Power and ATCO Resources.

Alberta Power

Alberta Power is engaged in the generation and sale of electricity in Alberta. On January 1, 2001, Alberta Power acquired substantially all of the generating assets owned by ATCO Electric. These assets are operated by ATCO Power pursuant to management agreements.

Substantially all the electricity generated by Alberta Power is sold pursuant to a system of long term power purchase arrangements ("PPAs") with EPCOR Utilities Inc. (Battle River generating plant); Engage Energy, a wholly owned subsidiary of Westcoast Energy Inc. (Rainbow generating plant); and the Alberta Balancing Pool (Sheerness generating plant). Under the PPAs, Alberta Power is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by index, formula or other means for the entire period of the PPA. The PPAs are not subject to ongoing regulation by the AEUB. Alberta Power's actual results will vary and depend on performance compared to the forecasts on which the PPAs are based.

The name plate capacity ratings of Alberta Power's generating plants are listed below.

Plant	Type of Generating Plant	Name Plate Capacity Rating (megawatts)	
Battle River	coal-fired steam turbine	679	
Sheerness	coal-fired steam turbine	375	(1)
H.R. Milner	coal-fired steam turbine	150	
Rainbow	natural gas turbine	90	
Sturgeon	natural gas turbine	18	
		1,312	

Note:
(1) Alberta Power's ownership of the 750 megawatt name plate capacity.

Alberta Power manages the Sheerness generating plant under long term agreements with TransAlta Utilities Corporation for the equal sharing of ownership and cost of electric capacity.

Alberta Power owns or has committed under long term contracts sufficient coal supplies for the anticipated lives of its Battle River and Sheerness generating plants.

Alberta Power and the Alberta Balancing Pool entered into an agreement which gives the Alberta Balancing Pool control of the H.R. Milner generating station effective January 1, 2001 and the

right to sell it until September 30, 2003, failing which the rights to control the generating station revert to Alberta Power. In return, Alberta Power was paid $63.5 million, the net book value of the station and the coal inventory. Alberta Power operates the station on a cost of service basis on behalf of the Alberta Balancing Pool under a contract expiring September 30, 2003.

ATCO Power and ATCO Resources

ATCO Power is engaged in the non-regulated supply of electricity and cogeneration steam in Canada, the United Kingdom and Australia. ATCO Power also manages Alberta Power's assets. ATCO Power continues to focus its development efforts on independent power production projects in Canada, the United States, Australia, the United Kingdom and the Republic of Ireland.

ATCO Power's and ATCO Resources' non-regulated independent cogeneration plants and generating stations, with their respective commissioning dates and name plate capacity ratings, are shown below.

Location	Commissioning Date	Name Plate Capacity Rating	ATCO Power's Net Ownership	ATCO Resources' Net Ownership	ATCO's Net Ownership
			(megawatts)		
Canada:					
Operating Units:					
McMahon, B.C.	1993	120	60	-	60
Primrose, Alberta	1998	85	34	9	43
Poplar Hill, Alberta	1998	43	34	9	43
Rainbow Lake, Alberta	1999	89	36	9	45
Joffre, Alberta	2000	480	154	38	192
Valleyview, Alberta	2001	46	37	9	46
Units Under Construction:					
Muskeg River, Alberta	2002	170	95	24	119
Scotford, Alberta	2002	170	136	34	170
Cory, Saskatchewan	2002	260	104	26	130
Oldman River, Alberta	2002	32	26	6	32
Brighton Beach, Ontario	2004	580	232	58	290
United Kingdom:					
Operating Units:					
Barking, London	1995	1,000	255	-	255
Heathrow Airport	1995	14	7	-	7
Australia:					
Operating Units:					
Osborne, South Australia	1998	180	90	-	90
Bulwer Island, Queensland	2001	33	17	-	17
Total		3,302	1,317	222	1,539

Canada

ATCO Power has a 50% interest in a joint venture with Westcoast Power Inc. The joint venture owns and operates the McMahon cogeneration plant, a 120 megawatt cogeneration plant at Taylor, British Columbia. All of the electricity generated is sold to British Columbia Hydro and Power Authority ("BC Hydro") pursuant to an electricity purchase agreement expiring in 2013. In addition to generating electricity, the plant sells steam to Westcoast Energy Inc.'s adjacent natural gas processing plant.

A joint venture, owned by ATCO Power, Canadian Natural Resources Limited ("CNRL") and ATCO, operates an 85 megawatt cogeneration power plant (the "Primrose Steam Enhancement Plant") near Bonnyville, Alberta. The joint venture sells electricity and steam to CNRL for use in its heavy oil recovery process. Any excess electricity generated is sold to the Alberta power pool or to specific customers. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and CNRL owns 50%.

ATCO Power operates a 43 megawatt natural gas-fired generating station at Poplar Hill near Grande Prairie, Alberta. Revenues are derived from power sold to the Alberta power pool and from transmission deferral credits contracted with the Transmission Administrator. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

ATCO Power operates an 89 megawatt natural gas-fired generating station at Rainbow Lake, Alberta which sells steam and electricity to Husky Energy Inc. ("Husky"). The rest of the electricity generated is sold to the Alberta power pool. ATCO Power owns a 40% interest in the project, Husky owns 50% and ATCO Resources owns 10%.

ATCO Power, EPCOR Power Development Corporation ("EPCOR") and NOVA Chemicals Corporation ("NOVA") are participants in a joint venture which operates a 480 megawatt natural gas-fired cogeneration plant near Joffre, Alberta. ATCO Power is the operator of the facility. NOVA purchases all of the steam and approximately 31% of the electricity produced for use in NOVA's Joffre petrochemical site under an energy purchase agreement expiring in 2020. The balance of the output is sold to the Alberta power pool or to specific customers. ATCO Power owns a 32% interest in the project, ATCO Resources owns 8%, EPCOR owns 40% and NOVA owns 20%.

ATCO Power operates a 46 megawatt natural gas-fired generating station near Valleyview, Alberta. All of the electricity produced by the station is sold to the Alberta power pool. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%. The $40 million project was commissioned in December 2001. A second 46 megawatt generating unit originally scheduled to be installed at the station was utilized in the Rainbow Lake generating station during 2001.

ATCO Power and SaskPower International Inc. ("SPI") are participants in a joint venture which is constructing and will operate a $225 million, 170 megawatt natural gas-fired cogeneration plant and related facilities at the Athabasca Oil Sands Project ("AOSP") Muskeg River mine near Fort McMurray, Alberta. Approximately one-half of the electricity and all of the steam produced

by the plant will be supplied to AOSP for use in its Muskeg River mine. The balance of the electricity generated will be sold to the Alberta power pool or to specific customers. The project is scheduled for commissioning in December 2002. ATCO Power owns a 56% interest in the project, SPI owns 30% and ATCO Resources owns 14%.

ATCO Power is constructing and will operate a $162 million, 170 megawatt natural gas-fired cogeneration plant at the AOSP upgrader at Scotford, Alberta. Approximately 75% of the electricity and all the thermal energy produced by the plant will be supplied to AOSP for use in the upgrader and the balance of the electricity will be sold to the Alberta power pool or to specific customers. The project is scheduled for commissioning in December 2002. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

ATCO Power and SPI are participants in a joint venture which is constructing and will operate a $227 million, 260 megawatt natural gas-fired cogeneration plant at Potash Corporation of Saskatchewan Inc.'s Cory Mine, located near Saskatoon, Saskatchewan. ATCO Power will be the operator of the facility. Saskatchewan Power Corporation ("SPC") has agreed to purchase all of the electricity generated by the plant for 25 years. The plant is scheduled for commissioning in October 2002. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and SPI owns 50%.

ATCO Power is constructing and will operate a $33 million, 32 megawatt hydroelectric generating station at the Oldman River dam near Pincher Creek, Alberta. All of the electricity produced by the station will be sold to the Alberta power pool. The project is scheduled for commissioning in May 2002. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%. The Peigan Nation of Brocket, Alberta has an option to purchase a 25% ownership interest in the project.

A partnership formed by ATCO Power and Ontario Power Generation ("OPG") is constructing and will operate the Brighton Beach power station, a $450 million, 580 megawatt natural gas-fired combined cycle generating station at the site of the former J.C. Keith Generating Station, near Windsor, Ontario. Coral Energy Canada Inc. has agreed to supply natural gas to the station and will own, market and trade all the electricity produced. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and OPG owns 50%.

United Kingdom

ATCO Power and Balfour Beatty plc (formerly BICC plc), a United Kingdom construction group, each own a 50% equity interest in Thames Power, a London, England based company. Thames Power has a 51% interest in BPL which owns a 1,000 megawatt natural gas-fired combined cycle generating plant at Barking in London, England (the "Barking power station"). London Power Company plc, Scottish and Southern Energy Limited and TXU Europe Power Limited (the "Regional Electricity Companies") own the remaining 49% interest in BPL. All of the electricity produced is sold to the United Kingdom power pool (the "Pool"). The Regional Electricity Companies and BPL have entered into agreements, expiring in 2010, designed to provide BPL with a predictable revenue stream and to reduce the exposure of the Regional Electricity Companies to wide variations in prices for purchase of electricity from the Pool. The

agreements provide for payments between the parties based on the income of BPL and permit BPL to recover its fixed and variable costs, including fuel supply costs, subject to achieving satisfactory levels of availability and efficiency. The Barking power station is operated by ATCO Power.

ATCO Power has a 50% interest in a joint venture with a subsidiary of London Electricity plc. The joint venture owns and operates a facility consisting of a 14 megawatt natural gas turbine, 40 megawatts of boiler capacity and an associated heat distribution system at London's Heathrow Airport. The joint venture has a 15 year energy services contract, expiring in 2010, with BAA plc, owner of the Heathrow Airport, for all of the electric energy and hot water produced by the facility.

Australia

ATCO Power has a 50% interest in a joint venture with Origin Energy Limited ("Origin"). The joint venture owns and operates a 180 megawatt cogeneration plant in Osborne, South Australia. This joint venture supplies electricity to Flinders Power Pty Ltd under a 20 year electricity purchase agreement expiring in 2018. In addition to generating electricity, the plant provides steam under a 20 year agreement, expiring in 2018, to Penrice Soda Products Pty Ltd.

ATCO Power has a 50% interest in a consortium with Origin. The consortium owns and operates a 33 megawatt natural gas-fired cogeneration plant and other utility infrastructure at BP Amoco plc's ("BP") Bulwer Island refinery, near Brisbane, Queensland. All of the power and steam produced by the plant is sold to BP under a 20 year agreement expiring in 2021. The plant was commissioned January 1, 2001.

Republic of Ireland

During 2001, negotiations to develop a 310 megawatt natural gas-fired cogeneration project at Aughinish's aluminum refinery in County Limerick, Ireland were terminated.

Logistics and Energy Services

Regulated Natural Gas Transportation

ATCO Pipelines is engaged in the business of transporting natural gas throughout Alberta.

ATCO Pipelines owns and operates extensive natural gas transportation systems. The systems consist of approximately 8,200 km of pipelines, 21 compressor sites and a salt cavern peaking facility. The systems have 204 producer receipt points, 78 interconnections with TransCanada Pipelines Limited and one interconnection with Alliance Pipeline.

ATCO Pipelines' revenues are based on contractual arrangements for access to its transportation systems. Contract demand for access for each of the last two years was as follows:

	2001	2000
	(terajoules/day)	
Producer	1,377	1,172
Industrial	1,174	1,153
Distribution	22	22
Affiliates	2,303	2,212
Total	4,876	4,559

In addition, ATCO Pipelines provides sales service to certain customers. ATCO Pipelines obtains natural gas for these customers from ATCO Gas.

Non-Regulated Natural Gas Gathering, Processing and Storage Operations

ATCO Midstream owns and operates non-regulated gathering and processing facilities in Alberta. ATCO Midstream also provides management services for ATCO Gas' storage field at Carbon, Alberta and natural gas procurement services for other subsidiaries of the Corporation.

ATCO Midstream owns a 51.3% interest in EEEP. Located in south Edmonton, EEEP is a natural gas processing plant which extracts ethane and other natural gas liquids from natural gas flowing into the Edmonton market area. Ethane is sold to an Alberta ethylene producer and other natural gas liquids are sold into the Sarnia, Ontario market, in each case under a long term contract that expires in 2004.

On May 1, 2001, ATCO Midstream completed the acquisition of Wolcott Gas Processing Ltd. The acquisition includes full operational control and a 12% working interest in the 1.1 billion cubic feet per day Empress Gas Liquids Joint Venture straddle plant facility near Empress, Alberta. Also included in the acquisition were working interests in three additional field processing plants in Alberta and Saskatchewan The acquisition increases ATCO Midstream's gross natural gas processing capacity to 1.9 Bcf per day from 0.7 Bcf per day.

ATCO Midstream owns or has a joint venture interest in 14 natural gas processing plants, 10 of which it operates, three compression facilities, all of which it operates, and approximately 940 km of field gathering lines. Natural gas production from the producing properties connected to ATCO Midstream's natural gas gathering systems is processed by ATCO Midstream and either transported for a fee or purchased and sold under contracts with third parties.

ATCO Midstream has agreements for natural gas storage capacity with various facilities in Alberta. ATCO Midstream utilizes this capacity to provide storage services to third parties.

Technical Facilities Management

ATCO Frontec, through its own operations and through a number of joint ventures, provides project management and technical services for customers in the industrial, defence,

telecommunications and transportation sectors. Activities include the operation and maintenance of the Alaska Radar System, the Solid State Phased Array Radar System, the Pacific Alaska Range Complex and various remote sites for Northwestel Inc. in northern Canada. ATCO Frontec provides secure satellite communications, utilities, transportation, vehicle maintenance, fuel, facilities and grounds maintenance, fire safety, billeting, catering, supply and environmental protection for six peacekeeping installations in Bosnia-Herzegovina. ATCO Frontec also provides airport operation and maintenance, security, facilities management and travel services, bulk fuel storage and distribution and a wide variety of services and business activities in various locations throughout Canada.

ATCO Frontec and Pan Arctic Inuit Logistics Corporation ("Pan Arctic") have been awarded a new contract by the Government of Canada to operate and maintain the North Warning System until September 30, 2006. Nasittuq Corporation, a corporation jointly owned by ATCO Frontec and Pan Arctic, has been appointed as agent for the purposes of the contract.

Industrials

ASI

ASI is engaged in the manufacture, sale and lease of transportable shelters and related products. ASI has marketed and installed its manufactured products in over 105 countries around the world since 1947 and has established a reputation as a leader in the international supply of relocatable shelter products. Products sold are manufactured in Canada, the U.S., Australia, Hungary, Chile and Egypt.

Workforce Housing

ASI's workforce housing products include prefabricated standardized or custom units that are designed to be assembled into self contained camps complete with sleeping accommodation, kitchen, dining and recreation facilities. The units are designed to be used in all weather conditions and are fully transportable. Workforce housing products are used primarily by companies in the oil and gas, forestry products and mining industries and by governments.

The workforce housing lease fleet of approximately 1,580 units (approximately 1,250 units in Canada) includes sleeping accommodation, kitchens, diners, recreation facilities and washcars which can accommodate up to 5,600 persons. The fleet is maintained to meet the latest standards set by the building industry and trade unions and is refurbished and upgraded as required. ASI also purchases used workforce housing units from customers which are then retrofitted as required and made available for resale or lease in the workforce housing market.

ASI also sells and leases Fold-A-Way metal buildings domestically and internationally. These prefabricated steel buildings have a modular design which enables them to be erected in hours and easily dismantled and relocated. Fold-A-Way metal buildings have been used by a broad range of industries and government agencies with many varied applications such as equipment storage, maintenance facilities, factories, gymnasiums, sewage treatment plants, aircraft hangers

and emergency shelters. The buildings are manufactured by a subcontractor to designs and specifications developed by ASI.

Demand for workforce housing products is directly related to the capital spending cycle and the level of development activity in natural resource industries. Demand for workforce housing in the western Canadian resource development market increased in 2001 and the utilization rate of the lease fleet averaged 65%, compared to 61% in 2000.

Space Rentals

In Canada, Australia and Chile, ASI's space rentals business involves the lease and sale of relocatable modular offices, classrooms and other community structures. In the United States, ASI sells its space rentals products to leasing companies. ASI's space rentals fleet of approximately 3,450 units consists of on-site structures such as site offices, lunchrooms, storage facilities, lavatories, first-aid units and locker rooms, and modular commercial and community structures such as office complexes and classrooms. On-site structures are used primarily by construction companies on urban and rural construction sites. Commercial and community structures, although relocatable, are generally used as more permanent facilities by a wide range of private and public sector customers.

Space rentals products are generally offered to customers under lease packages which may include options to purchase. The terms of leases generally vary from one month to five years. Customers with longer term requirements typically purchase rather than lease. Sales from the fleet assist ASI in maintaining a modern inventory of space rentals units.

Work Force Housing and Space Rentals Lease Fleets

The number of units in ASI's lease fleets as at the end of each of the last two years was as follows:

	2001		2000	
	Work Force Housing	Space Rentals	Work Force Housing	Space Rentals
Canada	1,247	524	1,904	203
Australia	302	2,749	370	2,620
Other	33	180	29	120
Total	1,582	3,453	2,303	2,943

Manufacturing

Canada

ASI's principal manufacturing facilities are located on a 72 acre leased site in Calgary known as the ATCO Industrial Park, with approximately 200,000 square feet of production and office space. ASI employs a staff of engineers and designers whose expertise in designing modular buildings, complemented by technicians experienced in selection of materials and modular

construction methods, results in the manufacturing of products for use anywhere in the world ranging from sophisticated custom-designed projects to basic construction camp facilities and modular housing.

ASI's Spruce Grove manufacturing facility is located 15 km west of Edmonton, Alberta. This 90,000 square foot facility was originally used for service and maintenance work, but has been used as a manufacturing facility since 1995 to meet the continuing growth in demand for relocatable modular products in western Canada.

International

ASI operates a leased 90,000 square foot manufacturing facility in Diboll, Texas. This plant manufactures relocatable modular products and serves the local domestic market and international markets.

ASI operates a leased 50,000 square foot manufacturing facility in Budapest, Hungary. This plant manufactures workforce housing products, predominantly for use by western energy and resource companies operating in the former Soviet Union.

ASI has a 50% interest in a joint venture with Tecno Fast S.A., a modular manufacturing company based in Santiago, Chile. Tecno Fast owns and operates a 70,000 square foot manufacturing facility.

ASI owns and operates a 15,000 square foot manufacturing facility on a three acre site in Brisbane, Queensland, Australia and a 15,000 square foot manufacturing facility on a two acre site in Townsville, Queensland.

Relocatable shelters carrying the ATCO name are sold in Egypt pursuant to a licensing agreement with MISR Camp S.A.E. which operates from a 12,000 square foot plant in Cairo.

Although ASI's international competitors generally serve regional markets and often are not able to offer the same capabilities and experience as ASI, the international market is nevertheless very competitive and price is often the determining factor in securing contracts.

Noise Management

ATCO Noise Management provides guaranteed "one - stop" turnkey solutions for industrial noise that may include acoustic enclosures, buildings, barriers, ventilation systems, combustion air intake and exhaust silencers and other noise abatement components. Registered to the ISO 9001 quality assurance standard, it offers its clients a full range of services, including noise surveys, regulatory review, engineering design, procurement, construction and post-construction testing.

The growing awareness of noise as a pollutant has resulted in a more rigorous enforcement of noise abatement by the National Energy Board in Canada, the Federal Energy Regulatory

Commission in the United States, the European Union Commission as well as local government bodies.

ATCO Noise Management's clients are predominantly from the energy and manufacturing sectors. Typical projects are acoustic buildings for new compressor stations, retrofitting of existing industrial plants, acoustic buildings, barriers, and enclosures for power generation facilities, and acoustic buildings for gas separation plants.

Major accomplishments for 2001 included the opening of the U.S. office located in Orlando, Florida, supply of 54 acoustic generator enclosures for Siemens Westinghouse Power Corporation (SWPC) at various locations. In 2002, ANM will provide over 70 enclosures for SWPC. Also, ANM's consulting services has expanded significantly in 2001.

Several significant projects were undertaken during 2001. These projects included the retrofit of La Chorrea Power Station in Panama, construction of 2 gas compressor stations in England, supply of 6 turbine enclosures to Hitachi for the Queen Elizabeth power plant in Saskatchewan, supply and install of an acoustic envelope for a cogeneration plant in Pennsylvania. Late in 2001, ANM received a multiple unit order from Alstom for steam turbine enclosures.

In an effort to provide more effective customer service in Europe and the U.K., ANM will relocate its U.K. office from Burton on Trent to Newcastle in 2002. ANM will continue to concentrate on growing its worldwide business through an emphasis on the energy industry and an increased focus on the consulting arm of the business.

ASHCOR Technologies Ltd.

ASHCOR Technologies Ltd. is engaged in the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants.

Genics Inc.

CU owns a 50% interest in the shares of Genics Inc., a manufacturer of wood preservation products.

Technologies

ATCO I-Tek

The ATCO I-Tek division of CU is engaged in the development, operation and support of information systems and technologies.

ATCO I-Tek Business Services Ltd.

ATCO I-Tek Business Services Ltd. provides billing services, payment processing, credit, collection and call centre services. ATCO I-Tek Business Services Ltd. provides contract utility billing and related services to the City of Red Deer pursuant to a five year contract expiring on

December 31, 2003. Utility billing and related services are supplied to ATCO Gas and ATCO Electric pursuant to five year contracts expiring on January 1, 2004.

Real Estate Operations

ATCO Investments Ltd. owns ATCO Centre Phase II at 919 - 11 Avenue S.W., Calgary, containing 125,000 square feet of net rentable area, of which 100% was occupied as at March 6, 2002.

ATCO Investments Ltd. also has a 67% interest in a 56,000 square foot prime land assembly in downtown Calgary.

FRANCHISES

AGP, ATCO Electric, YECL, NUY and NLD distribute natural gas and electricity in incorporated communities under the authority of franchises or by-laws and in rural areas under approvals, permits or orders issued pursuant to applicable statutes.

In Edmonton, distribution of natural gas is carried on under the authority of an exclusive franchise. AGP has entered into an agreement with the City of Edmonton for a 10 year renewal of the franchise to November 15, 2005. The franchise renewal is subject to the right of the City of Edmonton, at the end of the renewal period, to purchase all of AGP's assets within the city and its assets outside the city used in supplying natural gas to the city. The purchase price would be the amount of the actual value thereof as a going concern plus 10% of such value. Although the franchise agreement gives the city certain rights of purchase, since 1935 the city has granted renewals for 10 year periods.

In Calgary, distribution of natural gas is carried on under the authority of a municipal by-law. The rights of AGP under this by-law, while not exclusive, are unrestricted as to time. The by-law does not confer any right on the City of Calgary to acquire the facilities used in providing the service.

The franchises under which service is provided in other incorporated communities in Alberta and in the Northwest Territories have been granted for periods of up to 20 years. These franchises are exclusive to AGP, ATCO Electric, NUY or NLD and are renewable by agreement for further periods not exceeding 20 years each in the case of AGP and 10 years in the case of ATCO Electric, NUY and NLD. If any franchise is not renewed, it remains in effect until such time as either party, with the approval of the prevailing regulatory authority, terminates it on six months written notice. Upon termination of a franchise the municipality may purchase the facilities used in connection with that franchise at a price to be agreed upon or, failing agreement, to be fixed by the prevailing regulatory authority. The franchise under which service is provided in the Yukon was granted under the Public Utilities Act (Yukon Territory) and has no set expiry date.

GOVERNMENT REGULATION

Regulated Operations

Under Alberta legislation, owners of public, electric or gas utilities are required to obtain AEUB approval prior to issuing securities. The Corporation is not subject to, and CU and CU Inc. have obtained from the AEUB orders which exempt them from, this requirement.

The regulated operations of ATCO in Alberta are subject to the jurisdiction of the AEUB which, among other things, is vested with broad general powers of supervision with respect to the construction and operation of electric energy and natural gas facilities within the province and broad powers of regulation in respect of rates charged for electric energy, natural gas and water.

The AEUB approves customer rates based on anticipated energy sales as well as the revenue required to recover estimated costs of service, including a fair return on rate base, estimated operating expenses, depreciation and taxes, all in respect of a future test period. Energy sales are based on a forecast of economic and business conditions and, in the case of natural gas utility operations, normal temperature which is defined as the average temperature for the previous 20 years.

Rate base consists of the depreciated cost of utility assets and an allowance for working capital. Return on rate base is designed to meet the cost of interest on long term debt and dividends on preferred shares and to provide the common shareholders with a reasonable opportunity to earn a fair return on their investment. The determination of a fair return to the common shareholders involves an assessment by the AEUB of many factors, including returns on alternative investment opportunities of comparable risk and the level of return which will enable a utility to attract the necessary capital to fund its operations.

The EUA and the Gas Utilities Act grant the AEUB specific authority to approve customer rates that provide incentives for efficiencies that result in cost savings or other benefits that can be shared in an equitable manner between a utility and its customers. Final determination of such customer rates requires the approval of the AEUB.

The regulated operations of ATCO in the Yukon Territory (YECL) and the Northwest Territories (NUY and NLD) are subject to regulation similar to that in effect in Alberta by regulatory authorities in those jurisdictions.

Particulars of the most recent final decisions made by the AEUB respecting general rate applications or negotiated settlements filed by the principal regulated subsidiaries of the Corporation are as follows:

	Year	Date of Decision (1)	Mid-Year Rate Base	Rate of Return	
				Rate Base	Common Equity (2)
			($ millions)	(%)	(%)
ATCO Electric					
Transmission	2001	Oct. 31/00	(3)	(3)	(3)
	2002	Oct. 31/00	(3)	(3)	(3)
Distribution	2001	Feb. 27/01	(3)	(3)	(3)
	2002	Feb. 27/01	(3)	(3)	(3)
NUL	1997	Dec. 22/00	(4)	(4)	(4)
ATCO Gas South	2001	Dec. 12/01	(5)	(5)	9.75 (6)
	2002	Dec. 12/01	(5)	(5)	9.75 (6)
ATCO Pipelines South	2001	Dec. 12/01	135.4	8.88	9.75 (7)
	2002	Dec. 12/01	141.1	8.85	9.75 (7)

Notes:
(1) Indicates original date of decision, however the information shown reflects all amending or varying orders.
(2) Common equity rate of return is the rate of return on the portion of rate base considered to be financed by common equity.
(3) A negotiated settlement approved by the AEUB. The negotiated settlement did not establish a rate base, a return on rate base or a return on common equity.
(4) An amendment to a negotiated settlement approved by the AEUB resulted in a 14% reduction in customer rates effective January 1, 2001. The negotiated settlement did not establish a rate base, a return on rate base or a return on common equity.
(5) The rate base and the return on rate base will not be known until the AEUB approves the forecast revenue requirement.
(6) Based on a common equity ratio of 37%.
(7) Based on a common equity ratio of 45.5%.

Gas Utilities Act

Under the Gas Utilities Act, customers in Alberta have the choice of purchasing their natural gas supplies from their local natural gas utility or directly from retailers, subject to certain conditions.

Customers purchasing natural gas from ATCO Gas do so at rates that are approved by the AEUB. ATCO Gas receives no profit or benefit from increases in natural gas prices. The cost of the natural gas it purchases for sale to its customers is passed on directly to its customers following scrutiny in a public process under the authority of the AEUB. The AEUB requires ATCO Gas to file an application with the AEUB to adjust customer rates whenever the difference between natural gas costs and cost recoveries from customers exceeds levels set by the AEUB. Customer rates proposed by ATCO Gas are scrutinized in public hearings which allow intervenors and the AEUB to test the prudence of ATCO Gas' natural gas purchase prices and resulting costs. The current methodology with respect to the determination of the rates associated with the natural gas sold to customers is under review, as directed by the AEUB in 2001 as a result of a Gas Cost Methodology proceeding.

Electric Utilities Act

The EUA provides the framework for a new structure in Alberta's electric utility industry and introduces competition into the electric utility business. As of January 1, 2001, generation was completely deregulated, retail competition introduced and retail choice was available. Most of the regulations under the EUA required for the deregulation and retail competition are in place. ATCO Electric, along with other industry participants, continues to be involved in discussions with the government of Alberta regarding further amendments to the EUA and the associated regulations.

It is anticipated that ATCO Electric's transmission and distribution activities will continue to be regulated.

New Generation

Under the EUA, generation assets constructed after December 31, 1995 are not considered part of utility operations and rates are not regulated by the AEUB. All owners of new and existing generating units must sell their surplus electric energy through the Alberta power pool.

Existing Generation

The EUA provided for the equalization of costs of "existing generation" that was in service at December 31, 1995. On January 1, 2001, existing generation was deregulated through a system of long term power purchase arrangements ("PPAs"). Under the PPAs, generators are required to make the generation available to the purchaser of the PPA. In return, the generator is entitled to recover its fixed and variable forecast costs for that unit from the PPA purchaser, including a fair return on common equity. Many of the forecast costs will be determined by index, formula or other means for the entire period of the PPA. There will be no continuing regulation of PPAs by the AEUB.

Transmission

Under the EUA, separate wholesale tariffs for transmission must be approved by the AEUB. The transmission tariffs allow any owner of a generating unit to have access to the transmission systems in Alberta and thus facilitate the sale of its power. The same transmission tariff is charged to each distribution utility or customer directly connected to the transmission system regardless of location.

The equalization of transmission costs is achieved by having each owner of transmission facilities charge its costs to the Transmission Administrator. The Transmission Administrator then aggregates these costs and charges a common transmission rate to all who use the transmission system.

Under a process developed and administered by the Transmission Administrator, certain transmission expansion projects are developed through a competition bid process. The project

costs are charged to the Transmission Administrator on a contractual basis between the winning bidder and the Transmission Administrator.

Distribution

Under the EUA, separate retail rates for distribution must be approved by the AEUB. Costs of distribution are not equalized. The distribution utility provides the transportation and distribution services for all customers under AEUB approved tariffs which provide for the recovery of the cost of service, including a fair return on rate base.

Retail

On January 1, 2001, all customers had a choice as to the supplier of their electric energy. Industrial and large commercial customers were required to select a retailer effective January 1, 2001. Other customers may continue to purchase electricity from their current distribution utility under a regulated rate option. This option is to be available for five years (2001 – 2005) for residential and farm customers and for three years (2001 – 2003) for small commercial and small industrial customers.

Environmental Protection

The Corporation's operating subsidiaries and the industries in which they operate are subject to extensive federal, provincial and local environmental protection laws concerning emissions to the air, discharges to surface and subsurface waters, land use activities and the handling, manufacturing, processing, use, emission and disposal of materials and waste products. In Alberta, protection of the environment is generally governed by the Alberta Environmental Protection and Enhancement Act. The operating subsidiaries' facilities have all permits and licenses required by law to carry on their operations.

The Corporation's operating subsidiaries are committed to preserving and protecting the environment and minimizing the discharge of harmful materials into the environment in accordance with environmental protection laws and regulations. Nevertheless, some risk of unintentional violation of environmental protection laws and the resulting liability to the Corporation's operating subsidiaries is inherent in particular operations of these subsidiaries, as it is with other companies engaged in similar businesses. There can be no assurance that material costs and liabilities will not be incurred. To mitigate these costs, the Corporation carries insurance for the operating subsidiaries against third party claims for bodily injury and property damage arising from a sudden and accidental event or occurrence resulting from an unexpected release of pollutants or contaminants.

The Corporation's operating subsidiaries do not expect that environmental protection laws and regulations will affect them differently from other companies in the industries in which they operate. Specifically identifiable expenditures for pollution abatement and control were approximately $10.7 million in 2001 and are estimated to be $10.6 million in 2002. Costs of compliance with existing laws and regulations are not expected to have a material impact on the earnings of the Corporation or the competitive position of the operating subsidiaries.

DIRECTORS AND OFFICERS

Set out below is information with respect to the directors and officers of the Corporation.

Name and Municipality of Residence	Position	Principal Occupation	Periods served as a Director of the Corporation
C.R. Armour Fullarton, South Australia	Managing Director, ATCO Group, Australia/Asia/Pacific	Managing Director, ATCO Group, Australia/Asia/Pacific, ATCO Ltd.	
W.L. Britton, Q.C. (1) (4) Calgary, Alberta	Director	Partner, Bennett Jones LLP (barristers and solicitors)	1975 to date
J.A. Campbell (4) Calgary, Alberta	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer, ATCO Ltd. and Canadian Utilities Limited	
D.R. Cawsey Calgary, Alberta	Vice President, Human Resources and Corporate Secretary	Vice President, Human Resources and Corporate Secretary, ATCO Ltd. and Canadian Utilities Limited	
B.P. Collomb Paris, France	Director	Chairman and Chief Executive Officer, Lafarge S.A. (building materials company)	1999 to date
D.T. Davis Calgary, Alberta	Vice President, Internal Audit	Vice President, Internal Audit, ATCO Ltd. and Canadian Utilities Limited	
B.P. Drummond (1) (2) (3) Montreal, Quebec	Director	Corporate Director	1968 to date
D.M. Ellard Calgary, Alberta	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development, ATCO Ltd. and Canadian Utilities Limited	
B.K. French (1) (2) (3) (4) Calgary, Alberta	Director	President, Karusel Management Ltd. (property management and management consultants)	1982 to date
H.E. Joudrie Toronto, Ontario	Director	Corporate Director	1999 to date

Name and Municipality of Residence	Position	Principal Occupation	Periods served as a Director of the Corporation
S.W. Kiefer Calgary, Alberta	Vice President, Information Technology and Chief Information Officer	Vice President, Information Technology and Chief Information Officer, ATCO Ltd. and Canadian Utilities Limited	
Rt. Hon. D.F. Mazankowski, P.C., O.C., D. Eng., LL.D. Vegreville, Alberta	Director	Business Consultant and Corporate Director	1999 to date
C.S. McConnell Calgary, Alberta	Treasurer	Treasurer, ATCO Ltd. and Canadian Utilities Limited	
H.M. Neldner (2) (3) Westerose, Alberta	Director	Corporate Director	1997 to date
N.C. Southern Calgary, Alberta	Director, Co-Chairman of the Board and Chief Executive Officer	Co-Chairman of the Board and Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited	1989 to date
R.D. Southern, C.B.E., C.M., LL.D. Calgary, Alberta	Director, Co-Chairman of the Board and Chief Executive Officer	Co-Chairman of the Board and Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited	1963 to date
P. Spruin, Calgary, Alberta	Assistant Corporate Secretary and Manager, Corporate Secretarial	Assistant Corporate Secretary and Manager, Corporate Secretarial, ATCO Ltd. and Canadian Utilities Limited	
C.O. Twa (3) (4) Calgary, Alberta	Director, President and Chief Operating Officer	President and Chief Operating Officer, ATCO Ltd. and Canadian Utilities Limited	1996 to date
L.C. van Wachem, K.B.E. The Hague, The Netherlands	Director	Chairman of the Supervisory Board, Royal Dutch Petroleum Company (petroleum company)	1993 to date
L.J. Vegh Calgary, Alberta	Vice President, Insurance	Vice President, Insurance, ATCO Ltd. and Canadian Utilities Limited	
K.M. Watson Calgary, Alberta	Vice President, Finance and Controller	Vice President, Finance and Controller, ATCO Ltd. and Canadian Utilities Limited	

Name and Municipality of Residence	Position	Principal Occupation	Periods served as a Director of the Corporation
S.R. Werth (4) Calgary, Alberta	Senior Vice President and Chief Administration Officer	Senior Vice President and Chief Administration Officer, ATCO Ltd. and Canadian Utilities Limited	

Notes:

(1) Member of the Corporate Governance - Nomination, Succession and Compensation Committee.
(2) Member of the Audit Committee.
(3) Member of the Risk Review Committee.
(4) Member of the Crisis Management Committee.
(5) Each director holds office until the close of the next annual meeting of shareholders of the Corporation.

All of the directors and officers have been engaged for the last five years in the indicated principal occupations, or in other capacities with the companies or firms referred to, or with affiliates or predecessors thereof, with the exception of Mr. C.R. Armour, who was Managing Director, ETSA Corporation and prior thereto was Acting Managing Director, South Australian Gas Company; Mr. H.E. Joudrie, who was Chairman of the Board, Gulf Canada Resources Limited; and Ms. P. Spruin, who was a corporate consultant and prior thereto was Corporate Secretary, IPEC Ltd.

SHAREHOLDINGS OF DIRECTORS AND SENIOR OFFICERS

At December 31, 2001, all the directors and senior officers of the Corporation, as a group, beneficially owned, directly or indirectly (via corporate holdings or otherwise), or exercised control or direction over approximately 78.7% of the issued and outstanding Class II Voting Shares of the Corporation. In addition, all the directors and senior officers of the Corporation, as a group, beneficially owned, directly or indirectly (via corporate holdings or otherwise), or exercised control or direction over approximately 69.3% of the issued and outstanding Class B common shares of Canadian Utilities Limited.

MARKETS FOR THE SECURITIES OF THE CORPORATION

The Corporation's Class I Non-Voting Shares, Class II Voting Shares and 5.75% Cumulative Redeemable Preferred Shares, Series 3 are listed on The Toronto Stock Exchange.

ADDITIONAL INFORMATION

Additional information, including executive compensation and principal holders of the Corporation's securities, is contained in the Corporation's Management Proxy Circular dated

March 13, 2002. Additional financial information is provided in the Corporation's audited consolidated financial statements for the year ended December 31, 2001 contained in the Corporation's 2001 Annual Report.

The Corporation will provide to any person, upon request to the Vice President, Human Resources and Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623):

(a) when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

    (i) one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,

    (ii) one copy of the comparative financial statements of the Corporation for the year ended December 31, 2001 together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its financial year ended December 31, 2001,

    (iii) one copy of the Corporation's Management Proxy Circular dated March 13, 2002, and

    (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (i) to (iii) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Information relating to Canadian Utilities Limited or CU Inc. may be obtained upon request from the Vice President, Human Resources and Corporate Secretary of the respective corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623). Corporate information is also available on the Corporation's website: www.atco.com


03 AUG 20 AM 7:21

ATCO LTD.

1500, 909 - 11 Avenue SW, Calgary AB T2R 1N6
Telephone (403) 292-7500 Fax (403) 292-7643

SEDAR

March 8, 2002

TO: ALL SECURITIES COMMISSIONS
TORONTO STOCK EXCHANGE

RE: ATCO LTD.
Annual Meeting of Shareholders

We wish to confirm the following dates regarding the Annual Meeting of Shareholders:

DATE OF MEETING:	May 15, 2002
RECORD DATE:	April 5, 2002
MATERIAL MAIL DATE:	April 12, 2002

APPLICABLE SECURITIES	CUSIP NO.
Class I - Non-Voting	046789-40-0
Class II - Voting	046789-50-9

Yours truly,

[signed]
D.R. Cawsey
Vice President, Corporate Secretary

Cc: CIBC Mellon Trust Company
Attention: Norma Blasetti